




RECD S.E.C.
JUL 1 0 2007
1086

Letter to Stockholders

Notice of 2007 Annual Meeting and Proxy Statement

2006 Annual Report to Stockholders

Proxy Statement and 2006 Annual Report to Stockholders

Dear Atmel Shareholder:

2006 marked a major turning point for Atmel Corporation as we began the process of repositioning Atmel's business. We initiated a comprehensive restructuring program to focus on Atmel's high-growth, high-margin proprietary products and to optimize our operating cost structure. To achieve this goal, Atmel's Board and management team began implementing a number of strategic actions. Through these actions, we are driving improved growth and profitability and generating significant cost savings.

These actions, announced in December 2006, include:

- Focusing on Atmel's high-growth, high-margin proprietary product lines. To better align Atmel's resources with its highest-growth opportunities, the Company is redeploying resources to accelerate the design and development of leading-edge products that target expanding markets and is halting development on lesser, unprofitable, non-core products.
- Optimizing Atmel's manufacturing operations. Atmel is seeking to sell its wafer fabrication facilities in North Tyneside, United Kingdom and Heilbronn, Germany. These actions are expected to increase manufacturing efficiencies by better utilizing remaining wafer fabrication facilities while reducing future capital expenditure requirements.
- Adopting a fab-lite strategy. Through better utilization of its remaining wafer fabs and the substantial expansion of its external foundry relationships, Atmel will significantly reduce manufacturing costs and continue to design and develop innovative new products utilizing world-class manufacturing facilities.

Through these initial actions, we are refocusing the Company on its core microcontroller products and technical strengths and reinvigorating profitable growth. Most importantly, Atmel's transformation is just beginning. To realize the full potential of your

investment in Atmel, we will announce and implement additional strategic and operational actions throughout 2007.

This is an exciting period as the new Atmel begins to transform itself. Our goal is to continue to identify and pursue opportunities that drive sustainable long-term growth and increased shareholder value as we strengthen our core product offerings and expand our customer relationships.



Steven Laub
President and Chief Executive Officer
Atmel Corporation



ATMEL CORPORATION

NOTICE OF 2007 ANNUAL MEETING OF STOCKHOLDERS
To Be Held July 25, 2007
2:00 p.m.

Dear Atmel Stockholders:

Our Annual Meeting of Stockholders will be held on Wednesday, July 25, 2007 at 2:00 p.m., local time, at our offices located at 2325 Orchard Parkway, San Jose, California 95131, for the following purposes:

1. To elect eight (8) directors to serve for the ensuing year and until their successors are elected;
2. To approve an amendment to the Atmel Corporation 2005 Stock Plan to permit us to commence a Section 409A exchange offer in connection with certain outstanding stock options;
3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2007; and
4. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record at the close of business on June 28, 2007 are entitled to notice of and to vote at the meeting and any adjournments or postponements thereof.

All stockholders are cordially invited to attend the annual meeting in person. However, to ensure your representation at the annual meeting, please vote as soon as possible using one of the following methods: (1) by using the Internet as instructed on the enclosed proxy card, (2) by telephone as instructed on the enclosed proxy card, or (3) by mail, using the enclosed paper proxy card and postage-prepaid envelope. For further details, please see the section entitled "Voting" beginning on page two of the accompanying Proxy Statement. Any stockholder attending the annual meeting may vote in person even if he or she has voted using the Internet, telephone, or proxy card, and any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote that such stockholder casts at the annual meeting.

FOR THE BOARD OF DIRECTORS

Patrick Reutens
Secretary

San Jose, California
July 9, 2007

TABLE OF CONTENTS

ATMEL CORPORATION

PROXY STATEMENT
FOR 2007 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

General

These proxy materials are furnished to holders of the common stock of Atmel Corporation ("Atmel" or the "Company") in connection with the solicitation of proxies by our Board of Directors (the "Board") for the Annual Meeting of Stockholders to be held on Wednesday, July 25, 2007, at 2:00 p.m., local time, and at any adjournments or postponements thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The meeting will be held at our offices located at 2325 Orchard Parkway, San Jose, California 95131. Our telephone number at this location is (408) 441-0311.

These proxy materials and our Annual Report on Form 10-K for the year ended December 31, 2006 were first mailed on or about July 9, 2007, to all stockholders entitled to vote at the meeting.

Record Date and Voting Securities

Only holders of record of our common stock at the close of business on June 28, 2007 (the "Record Date"), are entitled to notice of and to vote at the meeting and any adjournment thereof. Such stockholders are entitled to cast one vote for each share of common stock held as of the Record Date on all matters properly submitted for the vote of stockholders. At the Record Date, 488,843,018 shares of our common stock were issued and outstanding, and no shares of our preferred stock were outstanding. For information regarding security ownership by our executive officers and directors and by the beneficial owners of more than 5% of our common stock, see "Security Ownership" below.

Quorum; Required Vote; Abstentions and Broker Non-Votes

The presence of the holders of a majority of the shares of common stock entitled to vote generally at the annual meeting is necessary to constitute a quorum at the annual meeting. Such stockholders are counted as present at the meeting if they (1) are present in person at the annual meeting or (2) have properly submitted a proxy card or voted by telephone or over the Internet. Each director to be elected by stockholders shall be elected by the vote of the majority of the votes cast, which pursuant to our bylaws means that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election. Votes cast for a director's election shall include votes to withhold authority in each case and exclude abstentions with respect to that director's election. The affirmative vote of a majority of the votes duly cast is required to approve the amendment to the 2005 Stock Plan to permit us to commence a Section 409A exchange offer in connection with certain outstanding stock options described in Proposal Two below. The affirmative vote of a majority of the votes duly cast is required to ratify the appointment of our independent registered public accounting firm described in Proposal Three below.

Under the General Corporation Law of the State of Delaware, an abstaining vote and a broker "non-vote" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the annual meeting. Pursuant to our bylaws, abstentions are not considered to be "votes cast" for the election of directors and will not affect the outcome of the election of directors. With respect to Proposals Two and Three, abstentions are deemed to be "votes cast" and therefore have the same effect as a vote against Proposals Two and Three. Broker "non-votes" are not deemed to be "votes cast." As a result, broker "non-votes" are not included in the tabulation of the voting results on the election of directors or issues requiring approval of a majority of the votes cast and, therefore, do not have the effect of votes in opposition in such tabulations. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Voting

Voting by telephone or the Internet. A stockholder may vote his or her shares by calling the toll-free number indicated on the enclosed proxy card and following the recorded instructions or by accessing the website indicated on the enclosed proxy card and following the instructions provided. When a stockholder votes via the Internet or by telephone, his or her vote is recorded immediately. We encourage our stockholders to vote using these methods whenever possible.

Voting by proxy card. All shares entitled to vote and represented by properly executed proxy cards received prior to the annual meeting, and not revoked, will be voted at the annual meeting in accordance with the instructions indicated on those proxy cards. If no instructions are indicated on a properly executed proxy card, the shares represented by that proxy card will be voted as recommended by the Board. If any other matters are properly presented for consideration at the annual meeting, including, among other things, consideration of a motion to adjourn the annual meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed proxy card and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the annual meeting.

Voting by attending the meeting. A stockholder may vote his or her shares in person at the annual meeting. A stockholder planning to attend the annual meeting should bring proof of identification for entrance to the annual meeting. If a stockholder attends the annual meeting, he or she may also submit his or her vote in person, and any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote that such stockholder casts at the annual meeting.

Changing vote; revocability of proxies. If a stockholder has voted by telephone or the Internet or by sending a proxy card, such stockholder may change his or her vote before the annual meeting. A stockholder who has voted by telephone or the Internet may change his or her vote by making a timely and valid later telephone or Internet vote, as the case may be. Additionally, any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to us (Attention: Secretary, 2325 Orchard Parkway, San Jose, California 95131) a later dated written notice of revocation or duly executed proxy, in each case at or before the taking of the vote at the annual meeting, or by attending the meeting and voting in person.

Expenses of Solicitation

We will bear the entire cost of proxy solicitation, including preparation, assembly, printing and mailing of this proxy statement, the proxy card, and any additional materials furnished to stockholders. Copies of proxy solicitation material will be furnished to brokerage houses, fiduciaries, and custodians holding shares in their names which are beneficially owned by others to forward to such beneficial owners. In addition, we may reimburse such persons for their cost of forwarding the solicitation material to such beneficial owners. Solicitation of proxies by mail may be supplemented by one or more of telephone, email, telegram, facsimile, or personal solicitation by our directors, officers, or regular employees. No additional compensation will be paid for such services. We may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. Our costs for such services, if retained, will not be material.

Stockholder Proposals to Be Presented at Next Annual Meeting

Requirements for stockholder proposals to be considered for inclusion in Atmel's proxy materials. Stockholders interested in submitting a proper proposal for inclusion in the proxy materials for our 2008 annual meeting may do so by submitting such proposal in writing to our offices located at 2325 Orchard Parkway, San Jose, California 95131, Attn: Secretary. To be eligible for inclusion, stockholder proposals must be received no later than March 11, 2008, and must otherwise comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Requirements for stockholder proposals to be brought before Atmel's annual meetings. Our bylaws also establish an advanced notice procedure for stockholders who wish to present certain matters, including nominations of persons for election to the Board and stockholder proposals not included in our proxy statement, to be brought

before an annual meeting of stockholders. Stockholder proposals, including the nomination of a person for election to the Board, may not be brought before the meeting unless, among other things: (1) the proposal contains certain information specified in the bylaws, and (2) the proposal is received by us not less than 120 calendar days in advance of the date specified in the corporation's proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders, which will be March 11, 2008 for the 2008 Annual Meeting; provided, however, that in the event that we did not hold an annual meeting the previous year, or if the date of the annual meeting has been changed more than 30 days from the date of the previous year's meeting, then the deadline for receipt of notice by the stockholder is no later than the close of business on the later of: (1) 120 days prior to the meeting and (2) 10 days after public announcement of the meeting date. A copy of the full text of these bylaw provisions may be obtained by writing to our Secretary at the address above. In addition to the above requirements, the Securities and Exchange Commission's requirements that a stockholder must meet in order to have a stockholder proposal included in our proxy statement can be found under Rule 14a-8 under the Exchange Act.

Stockholders may also submit a recommendation (as opposed to a formal nomination) for a candidate for membership on our Board by following the procedures set forth in "Corporate Governance — Director Candidates."

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

A board of eight (8) directors is to be elected at the meeting, all of whom have been recommended for nomination by the members of the Corporate Governance and Nominating Committee of the Board. Unless otherwise instructed, the proxyholders will vote the proxies received by them for the eight (8) nominees named below, six(6) of whom are presently our directors. There are no family relationships among any of our directors, director nominees or executive officers.

In the event that any such nominee is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for any additional nominee who shall be designated by the present Board to fill the vacancy. We are not aware of any nominee who will be unable or will decline to serve as a director. The term of office for each person elected as a director will continue until the next annual meeting of stockholders or until his successor has been elected and qualified.

The Board recently expanded the number of authorized directors from six (6) to eight (8). The Corporate Governance and Nominating Committee conducted a thorough search process to identify two additional director candidates. As part of that process, the Corporate Governance and Nominating Committee retained executive search experts Heidrick & Struggles to assist it in seeking and evaluating candidates for nomination to the Board. After evaluating and interviewing candidates, the members of the Corporate Governance and Nominating Committee recommended Papken Der Torossian and Jack L. Saltich for nomination to the Board. Mr. Der Torossian was initially suggested as a candidate by our Chief Executive Officer, and Mr. Saltich was initially suggested as a candidate by a non-management director.

Recommendation of the Board of Directors

The Board unanimously recommends voting **"FOR"** the nominees listed below.

Information About Nominees

The name, age and principal occupation of each nominee as of as of June 28, 2007 are set forth in the table below:

Name of Nominee	Age	Position	Director Since
Steven Laub	48	President and Chief Executive Officer, Atmel Corporation and Director	2006
Tsung-Ching Wu	56	Executive Vice President, Office of the President, Atmel Corporation and Director	1985
T. Peter Thomas	60	Director	1987
Pierre Fougere	65	Director	2001
Dr. Chaiho Kim	72	Director	2002
David Sugishita	59	Director	2004
Papken Der Torossian	68	Director Nominee	N/A
Jack L. Saltich	64	Director Nominee	N/A

Steven Laub, Atmel's President and Chief Executive Officer, has served as a director of Atmel since February 2006. Mr. Laub was from 2005 to August 2006 a technology partner at Golden Gate Capital Corporation, a private equity buyout firm, and the Executive Chairman of Teridian Semiconductor Corporation, a fabless semiconductor company. From November 2004 to January 2005, Mr. Laub was President and Chief Executive Officer of Silicon Image, Inc., a provider of semiconductor solutions. Prior to that time, Mr. Laub spent 13 years in executive positions (including President, Chief Operating Officer and member of the Board of Directors) at Lattice Semiconductor Corporation, a supplier of programmable logic devices and related software. Prior to joining Lattice Semiconductor, Mr. Laub was a vice president and partner at Bain and Company, a global strategic consulting firm. Mr. Laub holds a

degree in economics from the University of California, Los Angeles (BA) and a degree from Harvard Law School (JD).

Tsung-Ching Wu has served as a director since January 1985, as Vice President, Technology from January 1986 to January 1996, as Executive Vice President and General Manager from January 1996 to 2001 and as Executive Vice President, Office of the President since 2001. Mr. Wu holds degrees in electrical engineering from the National Taiwan University (B.S.), the State University of New York at Stony Brook (M.S.) and the University of Pennsylvania (Ph.D.).

T. Peter Thomas has served as a director of Atmel since December 1987. Mr. Thomas is Managing Director of ATA Ventures Management LLP. Mr. Thomas has held this position since April 2004. Mr. Thomas is also a General Partner of Institutional Venture Partners. Mr. Thomas has held this position since November 1985. Mr. Thomas also serves as a director of Transmeta Corporation. Mr. Thomas holds degrees in electrical engineering from Utah State University (B.S.) and computer science from the University of Santa Clara (M.S.).

Pierre Fougere has served as a director of Atmel since February 2001. Mr. Fougere is currently Chief Executive Officer of Fougere Conseil, a consulting firm, and serves as Chairman of the supervisory boards of Société Nemoptic, a maker of electronic displays, and Société Garnier Ponsonnet Vuillard, a paper manufacturer, and Chairman of Société Chateau Lilian Ladouys, a wine producer. From 1986 to 1988, Mr. Fougere was Executive Vice President of the Matra Group and Chairman and Chief Executive Officer of Matra Datavision Inc., a software company. Prior to 1986, he was Executive Vice President, General Manager of the Components Division, Chairman and Chief Executive Officer of Matra Harris Semiconductor and Matra GCA.

Dr. Chaiho Kim has served as a director of Atmel since September 2002. He is Joseph A. Alemany University Professor at Santa Clara University in Santa Clara, California, where he has taught since 1964, and is a member of the faculty of The Leavey School of Business. Administrative positions that he has held at the university include the chair of Operations and Management Information Systems Department and chair of the Ph.D. Program of The Leavey School of Business. He received a masters degree in International Business and a Ph. D. in Finance, both from the Graduate School of Business, Columbia University.

David Sugishita has served as a director of Atmel since February 2004. He has been the non-executive Chairman of the Board since August 2006 and is Chairman of both the Audit Committee as well as the Corporate Governance and Nominating Committee. He also serves as a Director and Chairman of the Audit Committee for Ditech Networks as well as a Director for Micro Component Technology. Since 2000, Mr. Sugishita has taken various short-term assignments including EVP of Special Projects at Peregrine Systems from December 2003 to July 2004 and EVP/CFO at SONICblue, Inc. from January 2002 to April 2002. Prior to 2000, Mr. Sugishita held various senior financial management positions at Synopsys (SVP/CFO) from 1997 to 2000; Actel (SVP/CFO) from 1995 to 1997; Micro Component Technology (SVP/CFO) from 1994 to 1995; Applied Materials (VP/Corporate Controller) from 1991 to 1994; and National Semiconductor (VP/Finance) from 1978 to 1991. Mr. Sugishita holds degrees in business administration from San Jose State University (B.S.) and University of Santa Clara (M.B.A.).

Papken Der Torossian has served as Chairman of Vistec Semiconductor Systems, Inc. since September 2005 and as Managing Director of Crest Enterprise LLC since September 1997. Mr. Der Torossian served as Chairman of the Board of Therma Wave, Inc. from March 2003 until May 2007, when the company was sold to KLA-Tencor. From 1984 to May 2001 Mr. Der Torossian was Chairman of the Board and Chief Executive Officer of Silicon Valley Group (SVGI), which was acquired by ASML. Earlier, he was credited for turning around several companies and operations, including as President of ECS Microsystems and President of the Santa Cruz Division of Plantronics, Inc. Prior to that, Mr. Der Torossian spent four years at Spectra-Physics and twelve years with Hewlett-Packard in a number of management positions. Mr. Der Torossian currently serves as a director of Parker Vision. Mr. Der Torossian was formerly on the board of directors of the Silicon Valley Manufacturing Group (SVMG) and on the board of the Semiconductor Industry Supplier Association (SISA). He was also Chairman of the Semiconductor Equipment and Materials International Environmental, Health & Safety Committee (SEMI EHS), and has served as Chairman of Semi/Sematech. He also serves as a director for several privately held companies. Mr. Der Torossian holds a B.S.M.E. degree from MIT and an M.S.M.E. degree from Stanford University.

Jack L. Saltich has served as the Chairman and interim Chief Executive Officer of Vitex Systems, Inc., a private technology company, since January 2006. From July 1999 to August 2005, Mr. Saltich served as the President, Chief Executive Officer and a Director of Three-Five Systems, Inc., a manufacturer of display systems and provider of electronic manufacturing services. Three-Five Systems, Inc. filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code on September 8, 2005. From 1993 to 1999, Mr. Saltich served as Vice President of Advanced Micro Devices, where his last position was General Manager of AMD's European Center in Dresden, Germany. From 1991 to 1993 Mr. Saltich served as Executive Vice President for Applied Micro Circuits Company, a company servicing the high speed telecommunications market. From 1988 to 1991 he was Vice President at VSLI Technology, a semiconductor company. From 1971 to 1988, Mr. Saltich served in a number of capacities with Motorola, Inc., a wireless and broadband communications company. Mr. Saltich currently serves as a member of the board of directors of Leadis Technology, Inc., a mixed-signal semiconductor developer, Immersion Corporation, a developer of haptic technology, Ramtron International Corporation, a semiconductor company, and Vitex Systems Inc., a private company. Mr. Saltich also serves on the Technical Advisory Board of DuPont Electronic Materials Business and the Manufacturing Advisory Board for Cypress Semiconductor. Mr. Saltich received both B.S. and masters degrees in electrical engineering from the University of Illinois. In 2002, he received a distinguished alumni award from the University of Illinois.

See "Corporate Governance" and "Executive Compensation — Compensation of Directors" below for additional information regarding the Board.

PROPOSAL TWO

APPROVAL OF THE AMENDMENT OF THE COMPANY'S 2005 STOCK PLAN

We are asking our stockholders to approve an amendment to our 2005 Stock Plan (the "2005 Plan") so that we can continue to use the 2005 Plan to achieve the Company's goals. The Board has approved the amendment, subject to approval from our stockholders at the Annual Meeting. Approval of the amendment requires the affirmative vote of a majority of the votes cast. If the stockholders approve the amendment, it will amend the current version of the 2005 Plan. Otherwise, the current version of the 2005 Plan will remain in effect. Our named executive officers and directors do not have an interest in this proposal.

Changes Being Made to the 2005 Plan

The amendment to the 2005 Plan permits the Company to commence a "409A exchange offer" in connection with every option that was unvested, in whole or in part, as of December 31, 2004 and that had a per share exercise price that was less than the fair market value per share of the Company's common stock, as determined for purposes of Internal Revenue Code Section 409A, on its grant date. Without shareholder approval of this amendment, the 409A exchange offer would not be permitted. The amendment is set forth in its entirety as Appendix A to this Proxy Statement. The following summary is qualified in its entirety by reference to Appendix A.

A "409A exchange offer," as defined by the 2005 Plan, as it is proposed to be amended, allows the Administrator, in its sole discretion, to offer to each optionee who holds an option that had a per share exercise price that was less than the fair market value of a share of the Company's common stock, as determined for purposes of Internal Revenue Code Section 409A, on its grant date and was unvested, in whole or in part, as of December 31, 2004 (the portion unvested on December 31, 2004 is referred to herein as the "eligible discount option") one or more of the following choices: (a) if the optionee exercised any eligible discount option (or portion thereof) in 2006, then the optionee may elect to amend the unexercised portion of each eligible discount option such that the exercise price of the option will be increased to the fair market value per share of the Company's common stock, as determined for purposes of Internal Revenue Code Section 409A, on its grant date; or (b) if the optionee was granted an eligible discount option, but did not exercise any eligible discount option in 2006, then the optionee may be given the choice to elect to amend the unexercised portion of each eligible discount option to change the option expiration date identified in the original grant agreement so that the option is exercisable only in a particular calendar year after 2007; and/or the optionee may be given the choice to elect to amend the eligible portion of each discount option such that the exercise price of the option will be increased to the fair market value per share of the Company's common stock, as determined for purposes of Internal Revenue Code Section 409A, on its grant date.

We believe that the approval of the amendment to the 2005 Plan is important to our continued success. The employees who hold discount options will be subject to an additional 20% penalty tax if their options are not modified to make them compliant with Internal Revenue Code Section 409A (and a further additional 20% penalty tax for California taxpayers). Without the amendment to the 2005 Plan, there is not a way to make these discount options comply with Section 409A and avoid the additional taxation. Because the 2005 Plan is designed to assist us in retaining talented employees who help us achieve our business goals, including creating long-term value for stockholders, not permitting correction of discount options will mean that the 2005 Plan's goals are more difficult to meet.

Recommendation of the Board of Directors

The Board unanimously recommends voting "**FOR**" the amendment to the 2005 Stock Plan to permit us to commence the 409A exchange offer in connection with certain outstanding stock options described above.

Description of the 2005 Plan

The following summary of the principal features of the 2005 Plan and its operation is qualified in its entirety by reference to the complete text of the 2005 Plan. Any stockholder who wishes to obtain a copy of the actual plan document may do so by written request to the Corporate Secretary at the Company's principal offices in San Jose, California.

Background and Purpose of the 2005 Plan. The 2005 Plan permits the grant of the following types of incentive awards: (1) incentive stock options, (2) nonstatutory stock options, (3) stock purchase rights, (4) stock appreciation rights, and (5) restricted stock units (individually, an "Award"). The 2005 Plan is intended to attract, motivate, and retain (1) employees of Atmel and its affiliates, (2) consultants, if needed to provide significant services to Atmel and its affiliates, and (3) outside directors of Atmel. The 2005 Plan also is designed to encourage stock ownership by employees, directors, and consultants, thereby aligning their interests with those of Atmel's stockholders and to permit the payment of compensation that qualifies as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)").

Administration of the 2005 Plan. The 2005 Plan is administered by the Board of Directors or a committee (the "Committee") appointed by the Board (the "Administrator"). A Committee generally consists of at least two directors who qualify as "non-employee directors" under Rule 16b-3 of the Securities Exchange Act of 1934, and as "outside directors" under Section 162(m) (so that Atmel is entitled to a federal tax deduction for certain performance-based compensation paid under the 2005 Plan).

Subject to the terms of the 2005 Plan, the Administrator has the sole discretion to select the employees, consultants, and directors who will receive Awards, determine the terms and conditions of Awards (for example, the exercise price and vesting schedule), and interpret the provisions of the 2005 Plan and outstanding Awards. The Administrator also has authority to amend outstanding Awards to provide for a lower exercise price and/or permit the surrender or cancellation of outstanding Awards in exchange for Awards with a lower exercise price, a different type of Award, cash, and/or a combination thereof. The Administrator may delegate any part of its authority and powers under the 2005 Plan to one or more directors and/or officers of Atmel; provided, however, the Administrator generally may not delegate its authority and powers with respect to Awards intended to qualify as performance-based compensation under Section 162(m) if the delegation would cause the Awards to fail to so qualify.

The 2005 Plan became effective May 13, 2005. The maximum number of shares of Atmel Common Stock ("Shares") that may be optioned and sold under the 2005 Plan is 56,000,000 Shares.

As is the case currently, if an Award is cancelled, terminates, expires, or lapses for any reason without having been fully exercised or vested, the unvested or cancelled Shares generally will be returned to the available pool of Shares reserved for issuance under the 2005 Plan.

Eligibility to Receive Awards. The Administrator selects the employees, consultants, and directors who will be granted Awards under the 2005 Plan. The actual number of individuals who will receive Awards cannot be determined in advance because the Administrator has the discretion to select the participants.

Stock Options. A stock option is the right to acquire Shares at a fixed exercise price for a fixed period of time. Under the 2005 Plan, the Administrator may grant nonstatutory stock options and/or incentive stock options (which entitle employees, but not Atmel, to more favorable tax treatment). Each option Award is evidenced by an Award agreement specifying the terms and conditions of the Award. The Administrator will determine the number of Shares covered by each option, but during any fiscal year of Atmel, no participant may be granted options (and/or other Awards) covering more than 1,500,000 Shares, unless in connection with the participant's initial year of service, in which case such participant may be granted options to purchase up to an additional 1,500,000 Shares.

The exercise price of an incentive stock option must be at least 110% of fair market value if (on the grant date) the participant owns stock possessing more than 10% of the total combined voting power of all classes of stock of Atmel or any of its subsidiaries. With respect to each participant, the aggregate fair market value of the Shares (determined on the grant date) covered by incentive stock options which first become exercisable by such participant during any calendar year also may not exceed $100,000 (any excess to be considered nonstatutory stock options).

Options become exercisable at the times and on the terms established by the Administrator. The Administrator also establishes the time at which options expire, but the expiration may not be later than ten years after the grant date or such shorter term as provided in an Award agreement. In addition, if a participant who, at the time an incentive stock option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of Atmel or any of its subsidiaries, the expiration term is five years from the date of grant or such shorter term as provided in the Award agreement.

After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time determined by the Administrator and stated in the Award agreement. In the absence of a time specified in a participant's Award agreement, a participant may exercise the option within three months of such termination, to the extent that the option is vested on the date of termination (but in no event later than the expiration of the term of such option as set forth in the Award agreement), unless such participant's service relationship terminates due to the participant's death or disability, in which case the participant or, if the participant has died, the participant's estate, beneficiary designated in accordance with the Administrator's requirements or the person who acquires the right to exercise the option by bequest or inheritance, may exercise the option, to the extent the option was vested on the date of termination, within twelve months from the date of such termination.

The exercise price of each option must be paid in full in cash (or cash equivalent) at the time of exercise. The Administrator also may permit payment through the tender of Shares that are already owned by the participant, or by any other means that the Administrator determines to be consistent with the purpose of the 2005 Plan. At the time of exercise, a participant must pay any taxes that Atmel is required to withhold.

Stock Purchase Rights. Shares acquired pursuant to a grant of stock purchase rights under the 2005 Plan are restricted stock. Restricted stock will vest in accordance with the terms and conditions established by the Administrator. The Administrator determines the number of Shares of restricted stock granted to any participant, but during any fiscal year of Atmel, no participant may be granted more than 1,500,000 Shares of restricted stock (and/or other Awards) unless in connection with the participant's initial year of service, in which case such participant may be granted restricted stock (and/or other Awards) up to an additional 1,500,000 Shares.

In determining whether a grant of stock purchase rights should be made, and/or the vesting schedule for any such Award, the Administrator may impose whatever conditions to vesting it determines to be appropriate. Each stock purchase rights Award is evidenced by an Award agreement specifying the terms and conditions of the Award. Notwithstanding the foregoing, if the Administrator desires that the Award qualify as performance-based compensation under Section 162(m), any restrictions will be based on a specified list of performance goals (see "Performance Goals" below for more information).

A holder of restricted stock will have full voting rights, unless determined otherwise by the Administrator. A holder of restricted stock also generally will be entitled to receive all dividends and other distributions paid with respect to Shares; provided, however, that dividends and distributions generally will be subject to the same vesting criteria as the Shares upon which the dividend or distribution was paid.

Stock Appreciation Rights. Stock appreciation rights ("SARs") are Awards that grant the participant the right to receive an amount (in the form of cash, Shares of equal value, or a combination thereof, as determined by the Administrator) equal to (1) the number of shares exercised, times (2) the amount by which Atmel's stock price exceeds the exercise price. Each stock appreciation right Award is evidenced by an Award agreement specifying the terms and conditions of the Award. The exercise price is set by the Administrator but cannot be less than 100% of the fair market value of the covered Shares on the grant date. A SAR may be exercised only if it becomes vested based on the vesting schedule established by the Administrator. SARs expire under the same rules that apply to options and are subject to the same per-person limits (1,500,000 covered Shares for SARs and/or other Awards in any fiscal year unless in connection with the participant's initial year of service, in which case such participant may be granted SARs covering up to an additional 1,500,000 Shares).

Restricted Stock Units. Restricted Stock units are Awards that result in a payment to a participant (in the form of cash, Shares of equal value, or a combination thereof, as determined by the Administrator) only if performance goals and/or other vesting criteria established by the Administrator are achieved or the Awards otherwise vest. Each restricted stock units Award is evidenced by an Award agreement specifying the terms and conditions of the Award. The applicable performance goals or vesting criteria (which may be based solely on continued service to Atmel and its affiliates) will be determined by the Administrator, and may be applied on a company-wide, business unit or individual basis, as deemed appropriate in light of the participant's specific responsibilities (see "Performance Goals" below for more information).

During any fiscal year of Atmel, no participant may receive restricted stock units covering greater than 1,500,000 Shares unless in connection with the participant's initial year of service, in which case such participant

may be granted restricted stock units covering up to an additional 1,500,000 Shares. The Administrator establishes the initial value of each restricted stock unit on the date of grant.

Performance Goals. The Administrator (in its discretion) may make performance goals applicable to a participant with respect to an Award. At the Administrator's discretion, one or more of the following performance goals may apply:

- Annual Revenue.
- Cash Flow from Operations.
- Net Income.
- Pro Forma Net Income.
- Earnings per Share.
- Return on Sales.

The performance goals may differ from participant to participant and from Award to Award. Any criteria used may be measured, as applicable (1) in absolute terms, (2) in relative terms (including, but not limited to, compared against another company or companies), (3) against the performance of Atmel as a whole or a segment of Atmel, and/or (4) on a pre-tax or after-tax basis.

By granting Awards that vest upon achievement of performance goals, the Administrator may be able to preserve Atmel's deduction for certain compensation in excess of $1,000,000. Section 162(m) limits Atmel's ability to deduct annual compensation paid to Atmel's Chief Executive Officer or any other of Atmel's four most highly compensated executive officers to $1,000,000 per individual. However, Atmel can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) are met. These conditions include stockholder approval of the 2005 Plan, setting limits on the number of Awards that any individual may receive, and for Awards other than stock options and stock appreciation rights, establishing performance criteria that must be met before the Award actually will vest or be paid. The performance goals listed above, as well as the per-person limits on shares covered by Awards, permit the Administrator to grant Awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting Atmel to receive a federal income tax deduction in connection with such Awards.

Limited Transferability of Awards. Awards granted under the 2005 Plan generally may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution. Notwithstanding the foregoing, the Administrator may permit an individual to transfer an Award to an individual or entity. Any transfer shall be made in accordance with procedures established by the Administrator.

Awards to be Granted to Certain Individuals and Groups. The number of Awards (if any) that an employee, consultant, or director may receive under the 2005 Plan is in the discretion of the Administrator and therefore cannot be determined in advance. Atmel's executive officers and directors are not permitted to participate in the 409A exchange offer and therefore do not have an interest in this proposal.

Adjustments upon Changes in Capitalization. If Atmel experiences a stock dividend, reorganization, or other change in capital structure affecting the Shares, the number of Shares available for issuance under the 2005 Plan, the outstanding Awards, and the per-person limits on Awards, shall be proportionately adjusted to reflect the stock dividend or other change.

Adjustments upon Liquidation or Dissolution. In the event of a liquidation or dissolution, any unexercised Award will terminate. The Administrator may, in its sole discretion, provide that each participant will have the right to exercise all or any part of the Award, including Shares as to which the Award would not otherwise be exercisable.

Adjustments upon Merger or Change in Control. The 2005 Plan provides that in the event of a merger with or into another corporation or a sale of all or substantially all of Atmel's assets, the successor corporation will assume or substitute an equivalent Award for each outstanding Award. Unless determined otherwise by the Administrator, any outstanding options or stock appreciation rights not assumed or substituted for will be fully vested and exercisable, including as to Shares that would not otherwise have been vested and exercisable, for a period of up to fifteen days from

the date of notice to the optionee. The option or stock appreciation right will terminate at the end of such period. Unless determined otherwise by the Administrator, any restricted stock or restricted stock units not assumed or substituted for will be fully vested as to all of the Shares subject to the Award, including Shares which would not otherwise be vested.

Federal Tax Aspects

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and Atmel of Awards granted under the 2005 Plan. Tax consequences for any particular individual may be different.

Nonstatutory Stock Options and Stock Appreciation Rights. No taxable income is recognized when a nonstatutory stock option or a stock appreciation right is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the Shares on the exercise date over the exercise price. Any additional gain or loss recognized upon later disposition of the Shares is capital gain or loss.

Incentive Stock Options. No taxable income is recognized when an incentive stock option is granted or exercised (except for purposes of the alternative minimum tax, in which case taxation is the same as for nonstatutory stock options). If the participant exercises the option and then later sells or otherwise disposes of the Shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the Shares before the end of the two- or one-year holding periods described above, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the Shares on the exercise date (or the sale price, if less) minus the exercise price of the option. Any additional gain or loss will be capital gain or loss.

Stock Purchase Rights and Restricted Stock Units. A participant generally will not have taxable income upon grant of stock purchase rights or restricted stock units. Instead, the participant will recognize ordinary income at the time of vesting or payout equal to the fair market value (on the vesting date) of the Shares or cash received minus any amount paid. For stock purchase rights only, a participant instead may elect to be taxed at the time of grant.

Tax Effect for Atmel. Atmel generally will be entitled to a tax deduction in connection with an Award under the 2005 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). As discussed above, special rules limit the deductibility of compensation paid to Atmel's Chief Executive Officer and to each of the next four most highly compensated executive officers. However, the 2005 Plan has been designed to permit the Administrator to grant Awards that qualify as performance-based compensation under Section 162(m), thereby permitting Atmel to receive a federal income tax deduction in connection with such Awards.

THE FOREGOING IS ONLY A SUMMARY OF THE TAX EFFECT OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND ATMEL CORPORATION WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A SERVICE PROVIDER'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE SERVICE PROVIDER MAY RESIDE.

Amendment and Termination of the 2005 Plan

The Board generally may amend or terminate the 2005 Plan at any time and for any reason. However, no amendment, suspension, or termination may impair the rights of any participant without his or her consent.

Summary

We believe that the approval of the amendment to the 2005 Plan is important to our continued success. The employees who hold discount options will be subject to an additional 20% penalty tax if their options are not modified to make them compliant with Internal Revenue Code Section 409A (and a further additional 20% penalty tax for California taxpayers). Without the amendment to the 2005 Plan, there is not a way to make these discount options comply with Section 409A and avoid the additional taxation. Because the 2005 Plan is designed to assist us in retaining talented employees who help us achieve our business goals, including creating long-term value for stockholders, not permitting correction of discount options will mean that the 2005 Plan's goals are more difficult to meet.

PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected PricewaterhouseCoopers LLP, independent registered public accounting firm, to audit our consolidated financial statements for the year ending December 31, 2007. PricewaterhouseCoopers LLP has audited our financial statements since the year ended December 31, 1985.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the meeting and will have an opportunity to make a statement if they so desire. The representatives are also expected to be available to respond to appropriate questions from the stockholders.

Ratification of Appointment of PricewaterhouseCoopers LLP

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as Atmel's independent registered public accounting firm is not required by Atmel's bylaws or other applicable legal requirements. However, our Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Atmel and its stockholders.

Recommendation of the Board of Directors

The Board unanimously recommends voting "**FOR**" the ratification of the appointment of Pricewaterhouse-Coopers LLP as independent registered public accounting firm for the year ending December 31, 2007. In the event of a negative vote on such ratification, the Audit Committee of the Board will reconsider its selection.

Fees of PricewaterhouseCoopers LLP Incurred by Atmel

The following table sets forth the fees billed for services rendered by PricewaterhouseCoopers LLP for each of our last two fiscal years.

	2006	2005
Audit fees(1)	$8,797,000	$5,437,000
Audit-related fees	—	—
Tax fees(2)	62,500	104,000
All other fees	—	—
Total	$8,859,500	$5,541,000

(1) Audit fees represent fees for professional services provided in connection with the audit of our financial statements and of our internal control over financial reporting and the review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings. Audit fees for fiscal 2006 also include approximately $3.5 million of fees relating to the restatement of our historical financial statements as a result of the findings of the Audit Committee investigation of our historical stock option grant process as discussed in Note 2, "Restatement of Consolidated Financial Statements" to Consolidated Financial Statements in our Form 10-K for the fiscal year ended December 31, 2006 and other investigations related to (a) certain proposed investments in high yield securities that were being contemplated by the Company's former Chief Executive Officer during the period from 1999 to 2002 and bank transfers related thereto, and (b) alleged payments from certain of the Company's customers to employees at one of the Company's Asian subsidiaries as discussed in Note 11, "Commitments and Contingencies" to Consolidated Financial Statements in our Form 10-K for the fiscal year ended December 31, 2006.

(2) Tax fees consisted of fees for international tax planning services and other tax compliance advice.

Audit Committee Pre-Approval Policy

Section 10A(i)(1) of the Exchange Act and related SEC rules require that all auditing and permissible non-audit services to be performed by a company's principal accountants be approved in advance by the Audit Committee of the Board, subject to a de minimus exception set forth in the SEC rules (the "De Minimus Exception"). Pursuant to Section 10A(i)(3) of the Exchange Act and related SEC rules, the Audit Committee has established procedures by which the Chairperson of the Audit Committee may pre-approve such services provided the pre-approval is detailed as to the particular service or category of services to be rendered and the Chairperson reports the details of the services to the full Audit Committee at its next regularly scheduled meeting. None of the audit-related or non-audit services described above were performed pursuant to the De Minimus Exception during the periods in which the pre-approval requirement has been in effect.

CORPORATE GOVERNANCE

Atmel's current corporate governance practices and policies are designed to promote shareholder value and Atmel is committed to the highest standards of corporate ethics and diligent compliance with financial accounting and reporting rules. Our Board provides independent leadership in the exercise of its responsibilities. Our management oversees a system of internal controls and compliance with corporate policies and applicable laws and regulations, and our employees operate in a climate of responsibility, candor and integrity. You can access information regarding our corporate governance practices on our web site at www.atmel.com/ir/governance.asp.

Corporate Governance Principles

In March 2007, our Board adopted Corporate Governance Principles, which set forth the principles that guide the Board's exercise of its responsibility to oversee corporate governance, maintain its independence, evaluate its own performance and the performance of our executive officers and set corporate strategy. Our Corporate Governance Principles also provide for majority voting in director elections, except for contested elections; separate the roles of Chairman and CEO; require directors to offer to resign upon a material change in their employment, subject to the Board's acceptance; and limit the number of public company boards on which directors may serve. You can access our Corporate Governance Principles on our web site at www.atmel.com/ir/governance.asp.

Code of Ethics/Standards of Business Conduct

It is our policy to conduct our operations in compliance with all applicable laws and regulations and to operate our business under the fundamental principles of honesty, integrity and ethical behavior. This policy can be found in our Standards of Business Conduct, which is applicable to all of our directors, officers and employees, and which complies with the SEC's requirements and with listing standards of the NASDAQ Stock Market LLC (the "Nasdaq").

Our Standards of Business Conduct are designed to promote honest and ethical conduct, the compliance with all applicable laws, rules and regulations and to deter wrongdoing. Our Standards of Business Conduct are also aimed at ensuring that information we provide to the public (including our filings with and submissions to the SEC) is accurate, complete, fair, relevant, timely and understandable. A copy of our Standards of Business Conduct can be accessed on our web site at www.atmel.com/ir/governance.asp. We intend to disclose future amendments to certain provisions of our Standards of Business Conduct, or waivers of such provisions granted to directors and executive officers, on our web site in accordance with applicable SEC and Nasdaq requirements.

Independence of Directors

The Board has determined that each of the following directors, constituting a majority of the Board, is "independent" within the meaning of the Nasdaq's listing standards:

T. Peter Thomas
Pierre Fougere

Dr. Chaiho Kim
David Sugishita

The Board has also determined that, upon their election at the Annual Meeting, Messrs. Der Torossian and Saltich each would be "independent" within the meaning of the Nasdaq's listing standards.

Such independence definition includes a series of objective tests, including that the director is not an employee of the company and has not engaged in various types of business dealings with the company. In addition, as further required by the Nasdaq listing standards, the Board has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board Meetings and Committees

All directors are expected to attend each meeting of the Board and the committees on which he or she serves. All directors are also encouraged, but not required, to attend our Annual Meeting of Stockholders. Each director in office at the time, other than Pierre Fougere and Pete Thomas, attended the 2006 Annual Meeting of Stockholders. During the fiscal year ended December 31, 2006, the Board held 14 meetings. In late July 2006, the Board formed the Special Committee, consisting of all of Atmel's independent directors, Messrs. Fougere, Thomas, Kim, Sugishita and Laub, giving the Special Committee the full power and authority of the Board to take any action deemed to be appropriate on behalf of the Company with respect to the travel related expenses and other issues. The Special Committee held six meetings in August and September 2006.

The Board has the following standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each of the directors attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board (held during the period for which he was a director) and (ii) the total number of meetings held by all committees of the Board on which he or she served during the past fiscal year (held during the periods that he served).

Audit Committee

Atmel has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The current members of the Audit Committee are Messrs. Thomas, Fougere, Kim and Sugishita. The Board has determined that (1) each of the current members of the Audit Committee is "independent" within the meaning of the Nasdaq listing standards and within the meaning of the rules of the Exchange Act and (2) David Sugishita meets the requirements of an audit committee financial expert in accordance with SEC rules. The Audit Committee held 27 meetings during 2006 at which, among other things, it discussed Atmel's financial results and regulatory developments and Atmel's response to such regulatory developments with Atmel's independent registered public accounting firm. In addition, in 2006 and 2007, the Audit Committee has met numerous times to discuss and oversee (a) the investigation into the misuse of corporate travel funds, (b) the timing of past stock option grants and other potentially related issues, (c) certain proposed investments in high yield securities that were being contemplated by Atmel's former Chief Executive Officer during the period from 1999 to 2002 and bank transfers related thereto, and (d) alleged payments from certain of Atmel's customers to employees at one of Atmel's Asian subsidiaries. The duties of the Audit Committee are to assist the Board in fulfilling its responsibility for general oversight of the integrity of Atmel's financial statements, Atmel's compliance with legal and regulatory requirements, the qualifications, independence and performance of Atmel's independent registered public accounting firm, and Atmel's internal accounting and financial controls. Among other things, the Audit Committee prepares the Audit Committee report for inclusion in the annual proxy statement, reviews the reports of Atmel's management and independent registered public accounting firm concerning Atmel's internal accounting and financial controls, appoints, determines the compensation of and oversees the work of Atmel's independent registered public accounting firm, and reviews and approves the scope of the annual audit. In discharging its oversight role, the Audit Committee is empowered to investigate any matter brought to its attention with full access to all of Atmel's books, records, facilities and personnel and the power to retain outside counsel, auditors or other experts for this purpose. The Audit Committee has the ultimate authority and responsibility to select, evaluate and,

where appropriate, replace Atmel's independent registered public accounting firm. The charter of the Audit Committee can be accessed on our web site at www.atmel.com/ir/governance.asp.

See "Report of the Audit Committee" below for more information regarding the functions of the Audit Committee.

Corporate Governance and Nominating Committee

We have a separately-designated standing Corporate Governance and Nominating Committee that currently consists of Messrs. Thomas, Kim and Sugishita. The Board has determined that each of the members of the Corporate Governance and Nominating Committee is "independent" within the meaning of the Nasdaq listing standards. This Committee develops principles of corporate governance and recommends them to the Board for its consideration and approval. The Committee also reviews governance-related stockholder proposals and makes recommendations to the Board for action on such proposals. For additional information see "Director Candidates" below. The Corporate Governance and Nominating Committee makes recommendations to the Board regarding the composition and size of the Board. The Committee also establishes procedures for the submission of candidates for election to the Board, establishes procedures for identifying and evaluating candidates for director and determines the relevant criteria for Board membership. The Corporate Governance and Nominating Committee held three meetings during 2006. The charter of the Corporate Governance and Nominating Committee can be accessed on our web site at www.atmel.com/ir/governance.asp.

Compensation Committee

We have a separately-designated standing Compensation Committee. The Compensation Committee currently consists of Messrs. Thomas, Fougere and Sugishita. Our Board has determined that each of the members of the Compensation Committee is "independent" within the meaning of the Nasdaq listing standards. This Committee reviews and approves Atmel's executive compensation policies, including the salaries and target bonuses of our executive officers, and administers our incentive stock plans. See "Executive Compensation — Compensation Discussion and Analysis" and "Executive Compensation — Compensation of Directors" below for a description of Atmel's processes and procedures for the consideration and determination of executive compensation. The Compensation Committee held 11 meetings during 2006. The charter of the Compensation Committee can be accessed on our web site at www.atmel.com/ir/governance.asp.

The Compensation Committee Report is included below in "Executive Compensation."

Compensation Committee Interlocks and Insider Participation

During fiscal 2006, the following directors have at one time been members of Atmel's Compensation Committee: Pete Thomas, Pierre Fougère, Steven Laub and Dave Sugishita. No interlocking relationships exist between any member of the Board or Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the Compensation Committee was as of the time of his service on the Compensation Committee a present or former officer or employee of Atmel or its subsidiaries, other than Mr. Sugishita, who since August 2006 has served as non-executive Chairman of the Board.

Director Candidates

Atmel's bylaws set forth the procedure for the proper submission of stockholder nominations for membership on the Board. Please refer to Section 2.2(c) of our bylaws for a description of the process for nominating directors. It is the Corporate Governance and Nominating Committee's policy to consider properly submitted stockholder recommendations (as opposed to a formal nomination) for candidates for membership on the Board. A stockholder may submit a recommendation for a candidate for membership on the Board by submitting in writing the name and background of such candidate to the Atmel Corporate Governance and Nominating Committee, c/o Secretary, Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131. The Corporate Governance and Nominating Committee will consider a recommendation only if (1) appropriate biographical and background information on the candidate is provided, (2) the recommended candidate has consented in writing to a nomination and public

disclosure of the candidate's name and biographical information, and (3) the recommending stockholder has consented in writing to public disclosure of such stockholder's name. Required biographical and background information include: (A) the name, age, business address and residence of such person, (B) the principal occupation and employment of such person, and (C) biographical information on the recommended candidate that the recommending stockholder believes supports such candidacy (keeping in mind the criteria discussed below that the Corporate Governance and Nominating Committee considers when making recommendations for nomination to the Board).

The Corporate Governance and Nominating Committee uses a variety of methods for identifying candidates for nomination to the Board. Although candidates for nomination to the Board typically are suggested by existing directors or by our executive officers, candidates may come to the attention of the Committee through professional search firms, stockholders or other persons. The process by which candidates for nomination to the Board are evaluated includes review of biographical information and background material on potential candidates by Committee members, meetings of Committee members from time to time to evaluate and discuss potential candidates, and interviews of selected candidates by members of the Committee. Candidates recommended by stockholders (and properly submitted, as discussed below) are evaluated by the Corporate Governance and Nominating Committee using the same criteria as other candidates. Although the Corporate Governance and Nominating Committee does not have specific minimum qualifications that must be met before recommending a candidate for election to the Board, the Committee does review numerous criteria before recommending a candidate. Such criteria include: character, integrity, judgment, diversity, age, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of our business, other commitments and the like.

The Board recently expanded the number of authorized directors from six (6) to eight (8). The Corporate Governance and Nominating Committee conducted a thorough search process to identify two additional director candidates. As part of that process, the Corporate Governance and Nominating Committee retained executive search experts Heidrick & Struggles to assist it in seeking and evaluating candidates for nomination to the Board. After evaluating and interviewing candidates, the members of the Corporate Governance and Nominating Committee recommended Papken Der Torossian and Jack L. Saltich for nomination to the Board. Mr. Der Torossian was initially suggested as a candidate by our Chief Executive Officer, and Mr. Saltich was initially suggested as a candidate by a non-management director.

Communications from Stockholders

Stockholders may communicate with the Board by submitting either an e-mail to bod@atmel.com or written communication addressed to the Board (or specific board member) c/o Secretary, Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131. E-mail communications that are intended for a specific director should be sent to the e-mail address above to the attention of the applicable director. The Chairman of the Corporate Governance and Nominating Committee will, with the assistance of our Chief Legal Officer, (1) review all communications to the Board, (2) determine if such communications relate to substantive matters, (3) if such communications relate to substantive matters, provide copies (or summaries) of such communications to the other directors as he or she considers appropriate, and (4) if such communications do not relate to substantive matters, determine what action, if any, will be taken with such communications. Communications relating to corporate governance and long-term corporate strategy are more likely to be deemed "substantive" and therefore forwarded on to the Board than communications relating to personal grievances or matters as to which we receive repetitive and duplicative communications.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program and Philosophy

Atmel's compensation program for its executive officers is intended to meet the following objectives: (1) attract, motivate and retain talented executives responsible for the success of the Company; (2) encourage achievement of the Company's overall financial results and individual contributions; and (3) align the interests of

such individuals with the interests of our stockholders in order to promote the short-term and long-term growth of our business. To meet these objectives, Atmel has adopted the following overriding policies:

- Pay compensation that is competitive with the practices of other semiconductor companies of similar size; and
- Reward performance by:
  - setting challenging goals for our executive officers and providing a short-term incentive through a bonus plan that is based upon achievement of these goals; and
  - providing long-term incentives in the form of stock options, in order to retain those individuals with the leadership abilities necessary for increasing long-term stockholder value while aligning the interests of our executive officers with those of our stockholders.

The Compensation Committee determines the compensation for all of Atmel's executive officers and uses the above policies to guide it in assessing the proper allocation among the following elements of compensation: base salary, annual bonus, and equity compensation.

In determining the particular elements of compensation that will be used to implement Atmel's overall compensation policies, the Compensation Committee takes into consideration a number of factors related to Atmel's performance, such as Atmel's profitability, revenue growth, and gross margins and business-unit-specific financial performance, as well as competitive practices among our peer group. The Compensation Committee also considers individual performance measures based on factors such as leadership, teamwork, retention and demonstrated performance in the individual's area of responsibility. With respect to Atmel's President and Chief Executive Officer, in addition to factors related to Atmel's financial performance, the Compensation Committee also considers factors such as leadership, recruitment and retention of senior executives, success in building and maintaining a rapport and increasing credibility with Atmel's stockholders and analysts, and progress in the implementation of strategic and operational plans.

Throughout this Compensation Discussion and Analysis, each individual who served as the Chief Executive Officer and Chief Financial Officer during fiscal 2006, as well as the other individuals included in the "2006 Summary Compensation Table" below, are referred to as the "named executive officers."

Atmel's executive compensation program is overseen and administered by the Compensation Committee. The Compensation Committee currently consists of Pete Thomas, Pierre Fougere and Dave Sugishita. Each of these individuals qualifies as (i) an "independent director" under the Nasdaq listing standards, (ii) a "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934, and (iii) an "outside director" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Steven Laub also served on the Compensation Committee during a portion of fiscal 2006 until he was appointed Chief Executive Officer. The Compensation Committee reviews and approves our executive compensation policies, including the salaries and target bonuses of our executive officers, and administers our incentive stock plans. The Compensation Committee held eleven meetings during 2006. The Compensation Committee operates under a written charter adopted by our Board. A copy of the charter is available at http://www.atmel.com/ir/governance.asp.

Role of Executive Officers in Compensation Decisions

The Compensation Committee meets with Atmel's President and Chief Executive Officer, Mr. Laub, and/or other executives to obtain recommendations with respect to Company compensation programs, practices and packages for executives, other employees and directors. Management makes recommendations to the Compensation Committee on the base salary, bonus targets and equity compensation for the executive team and other employees; however, individual executive officers do not propose or seek approval for their own compensation. The Compensation Committee considers, but is not bound to and does not always accept, management's recommendations with respect to executive compensation.

Mr. Laub attends some of the Compensation Committee's meetings, but the Compensation Committee also holds executive sessions not attended by any members of management or non-independent directors. The Compensation Committee discusses Mr. Laub's compensation package with him, but makes decisions with respect

to Mr. Laub's compensation without him present. The Compensation Committee has the ultimate authority to make decisions with respect to the compensation of our named executive officers, but may, if it chooses, delegate any of its responsibilities to a subcommittee. The Compensation Committee has not delegated any of its authority with respect to any material component of the compensation of executive officers of Atmel.

Role of Compensation Consultant

The Compensation Committee has the authority to engage its own independent advisors to assist in carrying out its responsibility and has done so. In early 2006, the Compensation Committee retained Compensia, Inc. ("Compensia") to advise the Compensation Committee on executive compensation matters, including benchmarking against Atmel's peers, consulting with respect to salary, bonus and equity compensation of executive officers and consulting with respect to compensation-related terms of Mr. Laub's employment agreement. Compensia serves at the discretion of the Compensation Committee.

In analyzing our executive compensation program for fiscal 2006, Compensia used a group of peer companies in the semiconductor industry (collectively referred to as the "Peer Companies"). The Peer Companies were selected on the basis of their fiscal and business similarities to Atmel and were approved by the Compensation Committee. These companies were:

- Agere Systems
- Altera
- Analog Devices
- Broadcom Corporation
- Conexant Systems
- Cypress Semiconductor
- Fairchild Semiconductor International
- KLA-Tencor
- Lam Research
- Linear Technology
- LSI Logic
- Marvell Technology Group
- Microchip
- National Semiconductor
- NVIDIA
- ON Semiconductor
- Teradyne
- Xilinx

Elements of Compensation

There are three primary elements that comprise Atmel's compensation program: (i) base salary; (ii) annual bonuses; and (iii) long-term incentives through equity awards. Each of these elements is considered a primary element of compensation because each is considered useful and necessary to meet one or more of the principal objectives of our compensation policies. For instance, base salary and bonus target percentage are set with the goal of attracting employees and adequately compensating and rewarding them on a day-to-day basis for the time spent and the services they perform, while our equity programs are geared toward providing an incentive and reward for the achievement of long-term business and individual objectives and retaining key talent. Atmel believes that these elements of compensation, when combined, are effective, and will continue to be effective, in achieving the objectives of our compensation program.

The following secondary elements supplement Atmel's compensation program: (i) deferred compensation benefits; (ii) retirement benefits provided under a 401(k) plan or as typically provided in the country where our executive officers reside; and (iii) executive perquisites and generally available benefit programs, such as welfare benefits. The above are considered secondary elements of Atmel's compensation program because they typically comprise a relatively small percentage of the total compensation of our executive officers and are generally set at levels such that they would not constitute a strong factor in attracting or retaining our executive officers. With the exception of Mr. Laub or pursuant to the statutory requirements of the countries in which our executive officers are employed, Atmel does not provide its executive officers with severance or other payments following, or in connection with, any termination or change-in-control.

The Compensation Committee reviews the compensation program on an annual basis, including each of the above elements, other than deferred compensation and retirement benefits (which are reviewed from time to time to ensure that benefit levels remain competitive, but are not included in the annual determination of an executive's compensation package). In setting compensation levels for a particular executive, the Compensation Committee takes into consideration the proposed compensation package as a whole and each element individually, as well as the executive's past and expected future contributions to our business. Since Atmel does not have employment agreements providing for severance benefits with its executive officers, with the exception of Mr. Laub or pursuant to the statutory requirements of the countries in which our executive officers are employed, the Compensation Committee believes that equity is one of our strongest compensation tools for retention. Mr. Laub's agreement is discussed below under the sections entitled "Base Salary, Bonuses and Equity Awards" and "Potential Payments Upon Termination or Change of Control."

Base Salary, Bonuses and Equity Awards — Overview

Atmel makes base salaries and bonuses a significant portion of the executive compensation package in order to remain competitive in attracting and retaining executive talent. Bonuses also are paid in order to incentivize the executives to achieve individual goals and the goals of Atmel. The Compensation Committee determines each executive officer's target total annual cash compensation (salary and bonuses) on a yearly basis. The Compensation Committee also grants equity compensation to executive officers in order to align the interests of our executive officers with those of our stockholders by creating an incentive for our executive officers to maximize stockholder value. In general, the Compensation Committee seeks to target salaries, bonuses and equity compensation at approximately the fiftieth percentile (50%) as compared to the Peer Companies.

Base Salary

We do not adhere to strict formulas when determining the amount and mix of compensation elements. However, in determining base salary, the Compensation Committee also considers other factors such as job performance, skill set, prior experience, the executive's time in his or her position and/or with Atmel, internal consistency regarding pay levels for similar positions or skill levels within the Company, external pressures to attract and retain talent, and market conditions generally.

Prior to September 2006, our executive officers were paid the salaries previously approved in 2005. Following a freeze in salaries from 2002 to 2003, and considering Atmel's improved performance at the end of 2003, the Compensation Committee decided to increase base salaries in 2004 and 2005 for our executive officers, including George Perlegos.

In August 2006, Atmel entered into an employment agreement (the "Employment Agreement") with Steven Laub, Atmel's President and Chief Executive Officer. In negotiating the terms of the Employment Agreement, the Compensation Committee consulted Compensia with respect to compensation-related terms, including Mr. Laub's annual base salary and initial equity awards. Pursuant to the agreement, Mr. Laub will be paid an annual base salary of $700,000, subject to annual review. During fiscal 2006, Mr. Laub received $255,769 in salary. In order to recruit Mr. Laub to the Company, his Employment Agreement provides for certain severance payments if the Company terminates his employment without cause, as described under the section entitled "Potential Payments Upon Termination or Change of Control. — Agreement with Steven Laub." The Company believes that this agreement was necessary in order to induce Mr. Laub to leave his former employer and that the size of the severance package is appropriate for an executive of his caliber and for a company of Atmel's size.

In September 2006, with the consultation services of Compensia, and following a process that had begun several months earlier, the Compensation Committee increased the base salaries of each of Atmel's executive officers. The Compensation Committee's purpose for granting such salary increases was to set base salary for our executive officers at a level competitive and consistent with the Peer Companies.

Due to the fact that the Compensation Committee made changes to the compensation of executive officers in September 2006, the Compensation Committee has not changed the base salaries or target bonuses of Atmel executives for fiscal 2007.

Bonuses

Payment of bonus amounts, and therefore total cash compensation, depends on the achievement of specified performance goals (both individual and company-wide). Such bonus amounts were determined based on the objectives set forth below and compared to objectives reviewed by the Compensation Committee in early 2006. Prior to August 2006, bonuses were paid without Compensation Committee approval to certain executive officers as reflected on the 2006 Summary Compensation Table. The Compensation Committee considers these bonuses to be advances against bonuses that may be paid pursuant to the Bonus Plan described below.

Executive Bonus Plan. On September 29, 2006, with the consultation services of Compensia, and following a process that had begun several months earlier, the Compensation Committee adopted an executive bonus plan for fiscal year 2006 (the "Bonus Plan"). The Bonus Plan is a cash incentive program designed to motivate participants to achieve Atmel's financial and other performance objectives, and to reward them for their achievements when those objectives are met. All of Atmel's executive officers were eligible to participate in the Bonus Plan. Target bonuses ranged from 50% to 100% of an executive's base salary, and the amount of the target bonus actually paid to an executive officer will be based on the achievement of (i) certain Company performance objectives tied to Atmel's annual revenue and non-GAAP operating profit, (ii) certain individual performance objectives approved by the Compensation Committee, and (iii) for some executive officers, a Company performance objective tied to Atmel's non-GAAP gross margin, and/or certain business unit objectives tied to the business unit's annual revenue and non-GAAP operating profit, or certain objectives tied to sales region billings. Non-GAAP operating profit and non-GAAP gross margin figures exclude the effect of stock-based compensation expense, legal and accounting expenses associated with the Company's investigation into the misuse of corporate travel funds, investigation regarding the timing of past stock option grants and other potentially related issues and specified litigation matters, and certain restructuring costs. The Bonus Plan also provided for increases in an executive officer's bonus depending on (a) Atmel meeting both its annual revenue and non-GAAP operating profit objectives, and in addition meeting or exceeding certain higher thresholds for the Company, business unit performance and/or sales region billing objectives applicable to the executive officer, or (b) the executive officer's performance relative to his individual performance objectives.

The Compensation Committee can choose a range of performance measures as specified in the Bonus Plan. Bonuses paid under the Bonus Plan are designed to reward progress toward and achievement of the performance goals. For fiscal 2006, the Compensation Committee determined that it would be appropriate to choose different performance measures for different executives as follows:

- For Mr. Laub, the Compensation Committee chose two primary measures: (1) Atmel's financial objectives, which consisted of Atmel's revenue, non-GAAP gross margin percentage and non-GAAP operating profit percentage (weighted at 16.67% each); and (2) individual performance objectives (weighted at 50%), which included leadership, recruitment and retention of senior executives, success in building and maintaining a rapport and increasing credibility with Atmel's stockholders and analysts, and progress in the implementation of strategic and operational plans.

- For executives that were not business unit heads, the Compensation Committee chose two primary measures: (1) Atmel's financial objectives, which consisted of Atmel's revenue, non-GAAP gross margin percentage and non-GAAP operating profit percentage (weighted at 25% each); and (2) individual performance objectives (weighted at 25%), which included leadership, teamwork, retention and demonstrated performance in the individual's area of responsibility.

- For executives that were business unit heads, the Compensation Committee chose three primary measures: (1) Atmel's financial objectives, which consisted of Atmel's revenue, non-GAAP gross margin percentage and non-GAAP operating profit percentage (weighted at 16.67% each); (2) the business unit's financial objectives, which consisted of the business unit's revenue and non-GAAP operating profit percentage (weighted at 12.5% each); and (3) individual performance objectives (weighted at 25%), which included leadership, teamwork, retention and demonstrated performance in the individual's area of responsibility.

Atmel's financial objectives were set at levels that require the Company's best level of performance since the beginning of fiscal 2001, excluding any restructuring or impairment charges. In addition, the Compensation Committee retained discretion to reduce or increase the bonus that would otherwise be payable based on actual

performance. Pursuant to the Employment Agreement, executed in August 2006, Mr. Laub will be eligible to receive annual cash incentives (pro-rated for 2006) payable for the achievement of performance goals established as set forth above by the Compensation Committee of the Board.

We issued our audited financial statements for fiscal year 2006 on June 8, 2007. On June 18, 2007, the Compensation Committee reviewed the Company's audited fiscal 2006 financial results and the individual performance of the executives and, based upon such performance as measured against the performance measures specified in the Bonus Plan, the Committee approved cash bonus awards for the Company's executive officers. The Compensation Committee determined to exercise its discretion to increase the bonuses that would otherwise be payable to certain executives, including Mr. Avery, a named executive officer, because the Compensation Committee determined that these individuals had significantly exceeded performance expectations in fiscal 2006. Approved awards for the named executive officers are listed below:

Name and Title	Fiscal 2006 Cash Bonus Awards
Steven Laub, President and Chief Executive Officer	$395,996
Robert Avery, Vice President Finance and Chief Financial Officer	$278,907
Bernard Pruniaux, Vice President and General Manager, ASIC Segment	$116,629
Graham Turner, Vice President and General Manager, Microcontroller Segment	$181,808
Tsung-Ching Wu, Executive Vice President, Office of the President	$280,157
George Perlegos, Former President and Chief Executive Officer	$ 0

Long-Term Incentive Compensation

Atmel provides long-term incentive compensation through awards of stock options that generally vest over multiple years. Atmel's equity compensation program is intended to align the interests of our executive officers with those of our stockholders by creating an incentive for our executive officers to maximize stockholder value. The equity compensation program also is designed to encourage our executive officers to remain employed with Atmel despite a very competitive labor market.

Equity-based incentives are granted to our executive officers under Atmel's stockholder-approved 2005 Stock Plan. The Compensation Committee has granted equity awards at its scheduled meetings or by unanimous written consent. Grants approved during scheduled meetings become effective and are priced as of the date of approval. Grants approved by unanimous written consent will become effective and are priced as of the date the last signature is obtained or as of a predetermined future date. All stock option grants have a per share exercise price equal to the fair market value of Atmel's common stock on the grant date. The Compensation Committee has not granted, nor does it intend in the future to grant, equity compensation awards to executives in anticipation of the release of material nonpublic information that is likely to result in changes to the price of Atmel common stock, such as a significant positive or negative earnings announcement. Similarly, the Compensation Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates. Also, because equity compensation awards typically vest over a four-year period, the value to recipients of any immediate increase in the price of Atmel's stock following a grant will be attenuated.

Our Compensation Committee regularly monitors the environment in which Atmel operates and makes changes to our equity compensation program to help us meet our goals, including achieving long-term stockholder value. Atmel grants stock options because they can be an effective tool for meeting Atmel's compensation goal of increasing long-term stockholder value by tying the value of the stock options to Atmel's performance in the future. Employees are able to profit from stock options only if Atmel's stock price increases in value over the stock option's exercise price. Atmel believes the options that were granted provide effective incentives to option holders to achieve increases in the value of Atmel's stock.

The number of options our Compensation Committee grants to each executive and the vesting schedule for each grant is determined based on a variety of factors and reflects the executives' expected contributions to the Company's success. Existing ownership levels are not a factor in award determination because we do not want to

discourage executives from holding Atmel stock. In September 2006, with the consultation services of Compensia, and following a process that had begun several months earlier, the Compensation Committee granted stock options to each of Atmel's executive officers. The Compensation Committee recognized several purposes for granting such options: (i) the need to award equity compensation at a level competitive and consistent with the Peer Companies; and (ii) aligning the interests of our executive officers with those of our stockholders.

Pursuant to the Employment Agreement, Mr. Laub was granted (i) 1,450,000 options to purchase Atmel shares at an exercise price of $4.89, the closing price of Atmel shares on August 7, 2006, which vest at a rate of 25% of the shares subject to the option on August 7, 2007 and 1/48 of the shares vesting monthly thereafter, and (ii) 500,000 options on January 2, 2007 at an exercise price of $6.05, the most recent closing price of Atmel shares at such date, which vest at a rate of 25% of the shares subject to the option on August 7, 2007 and the remainder of the shares pro-rata monthly over the three year period beginning August 7, 2007. Pursuant to the Employment Agreement, the Company was also contractually obligated to issue 1,000,000 shares of restricted stock (or restricted stock units) (the "Restricted Stock") to Mr. Laub on January 2, 2007, which would vest at a rate of 25% of the shares on August 7, 2007, and the remainder of the shares pro-rata quarterly over the three-year period beginning August 7, 2007. However, as a result of the Company not being current in its reporting obligations under the Exchange Act, the Company suspended the issuance and sale of shares of its common stock pursuant to its registration statements on Forms S-8 filed with the Securities and Exchange Commission, and was unable to issue the Restricted Stock to Mr. Laub. On March 13, 2007, the Company and Mr. Laub entered into an amendment (the "Amendment") of the Employment Agreement to provide that Mr. Laub is issued the Restricted Stock, or if that does not occur, to provide that Mr. Laub is compensated as if the Restricted Stock had been issued. Pursuant to the Amendment, the Company agreed to issue the Restricted Stock to Mr. Laub within 10 business days after the Company becomes current in its reporting obligations under the Exchange Act, but prior to August 6, 2007, subject to the same vesting schedule provided in the Employment Agreement. In the event Mr. Laub's employment terminates prior to the issuance of the Restricted Stock, the Company will pay Mr. Laub an amount in cash equal to the fair market value of the portion of the Restricted Stock that would have vested had the Restricted Stock been issued on January 2, 2007, as calculated pursuant to the Amendment.

Executive Deferred Compensation Plan

The Atmel Executive Deferred Compensation Plan (the "EDCP") is a non-qualified deferred compensation plan allowing employees earning over $100,000 to defer a portion of their salary and bonus, thereby allowing the participating employee to defer taxation on such amounts. Participants are credited with returns based on the allocation of their account balances among mutual funds. Atmel utilizes an investment advisor to control the investment of these funds and the participants remain general creditors of Atmel. Distributions from the plan commence in the quarter following a participant's retirement or termination of employment. Atmel accounts for the EDCP in accordance with EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested" ("EITF No. 97-14"). In accordance with EITF No. 97-14, the liability associated with the other diversified assets is being marked to market with the offset being recorded as compensation expense, primarily selling, general and administrative expense, to the extent there is an increase in the value, or a reduction of operating expense, primarily selling, general and administrative expense, to the extent there is a decrease in value. The other diversified assets are marked to market with the offset being recorded as other income (expense), net.

The EDCP is offered to higher level employees in order to allow them to defer more compensation than they would otherwise be permitted to defer under a tax-qualified retirement plan, such as our 401(k) Tax Deferred Savings Plan (the "401(k) Plan"). Further, Atmel offers the EDCP as a competitive practice to enable it to attract and retain top talent. The EDCP is evaluated for competitiveness in the marketplace from time to time, but the level of benefit provided by the EDCP is not typically taken into account in determining an executive's overall compensation package for a particular year.

Retirement Benefits under the 401(k) Plan, Executive Perquisites and Generally Available Benefit Programs

In addition to the EDCP, Atmel maintains a tax-qualified 401(k) Plan, which provides for broad-based employee participation. Under the 401(k) Plan, all Atmel employees are eligible to receive matching contributions

from Atmel that are subject to vesting over time. The matching contribution for the 401(k) Plan year 2006 was dollar for dollar on the first $500.00 of each participant's pretax contributions. Atmel does not provide defined benefit pension plans or defined contribution retirement plans to its executives or other employees other than: (a) the 401(k) Plan, or (b) as required in certain countries other than the United States for legal or competitive reasons.

In fiscal 2006, the executive officers were eligible to receive health care coverage that is generally available to other Atmel employees. In addition, Atmel offers a number of other benefits to the named executive officers pursuant to benefit programs that provide for broad-based employee participation. These benefits programs include the employee stock purchase plan, medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, relocation/expatriate programs and services, educational assistance, employee assistance and certain other benefits.

The 401(k) Plan and other generally available benefit programs are intended to allow Atmel to remain competitive in retaining employee talent, and Atmel believes that the availability of the benefit programs generally enhances employee productivity and loyalty to Atmel. The main objectives of Atmel's benefits programs are to give our employees access to quality healthcare, financial protection from unforeseen events, assistance in achieving retirement financial goals, enhanced health and productivity and to provide support for global workforce mobility, in full compliance with applicable legal requirements. These generally available benefits typically do not specifically factor into decisions regarding an individual executive's total compensation or equity award package.

For certain executive officers located oversees, Atmel provides additional benefits include company-paid tax preparation services, use of a company car and corporate housing.

Atmel periodically reviews its overall benefits programs, including our 401(k) Plan.

Stock Ownership Guidelines

Pursuant to our Corporate Governance Principles, stock ownership for our directors and executive officers is encouraged, and in the case of our executive officers, will be reviewed by the Board.

Accounting and Tax Considerations

In designing its compensation programs, Atmel takes into consideration the accounting and tax effect that each element will or may have on Atmel and the executive officers and other employees as a group. Atmel recognizes a charge to earnings for accounting purposes when stock options are granted.

As previously announced on July 25, 2006, the Audit Committee of the Board of Atmel initiated an independent investigation regarding the timing of past stock option grants and other potentially related issues. On October 30, 2006, Atmel announced that the Audit Committee, with the assistance of independent legal and forensic accounting experts, had reached a preliminary determination that, in connection with the requirements of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, the actual measurement dates for certain stock options differed from the recorded measurement dates for such stock options.

Effective December 29, 2006, Atmel permitted certain named executive officers and certain other executive officers specified below to elect to amend certain terms of their stock option grant agreements. The amendments were undertaken in order to avoid adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended, to this group of executive officers and Atmel associated with stock options for which the actual measurement dates differed from the recorded measurement dates for such stock options and such options were granted at a discount to the value of Atmel's common stock on the date of grant ("discount options"). The timing of the amendments was dictated by potential tax consequences under proposed regulations recently promulgated by the Internal Revenue Service under Section 409A. Such proposed regulations require that Section 16 officers and directors (under the Securities Exchange Act of 1934, as amended) resolve certain option issues by December 31, 2006.

Certain stock option grants for the individuals listed below were amended to provide for a fixed exercise in calendar year 2007 or a subsequent year, or earlier upon separation of service or change in control.

Name	Current Position	Aggregate Number of Shares of Atmel Common Stock Underlying Unvested Stock Options Amended
Tsung-Ching Wu	Executive Vice President, Office of the President and Director	104,167
Robert McConnell	Vice President and General Manager, RF and Automotive Segment	60,000
Steve Schumann	Vice President and General Manager, Non-Volatile Memory Segment	45,000

Atmel expects that other executive officers and employees may enter into agreements with the Company to mitigate potential Section 409A liability in 2007, in accordance with the Internal Revenue Service regulations affecting non-Section 16 employees with affected outstanding stock options, assuming there are no further legislative or regulatory developments. For additional details see "Proposal Two."

Atmel has not provided any executive officer or director with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G or Section 409A of the Code, except with respect to the additional excise taxes, if any, that might be payable by Mr. Laub in the event his employment terminates prior to the issuance of the Restricted Stock, as calculated pursuant to his amended Employment Agreement. Section 280G and related Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of Atmel that exceeds certain limits, and that Atmel or its successor could lose a deduction on the amounts subject to the additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director or service provider receives "deferred compensation" that does not meet the requirements of Section 409A. To assist in the avoidance of additional tax under Section 409A, Atmel structured the EDCP and structures its equity awards in a manner intended to comply with the applicable Section 409A requirements.

In determining which elements of compensation are to be paid, and how they are weighted, Atmel also takes into account whether a particular form of compensation will be considered "performance-based" compensation for purposes of Section 162(m) of the Internal Revenue Code. Under Section 162(m), Atmel generally receives a federal income tax deduction for compensation paid to any of its named executive officers only if the compensation is less than $1 million during any fiscal year or is "performance-based" under Section 162(m). All of the stock options granted to our executive officers are intended to qualify as performance-based compensation under Section 162(m). To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible on our federal income tax returns.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R "Share Based Payment" ("SFAS No. 123R"). SFAS No. 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123R superseded our previous accounting under Accounting Principle Board ("APB") No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") for the periods beginning in 2006. We adopted SFAS No. 123R effective January 1, 2006. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest will be recognized as expense over the requisite service periods in our Consolidated Statements of Operations.

Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Atmel specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis for fiscal 2006 required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted by the members of the Compensation Committee of the Board of Directors.

Pete Thomas (Chairman)
Pierre Fougere
Dave Sugishita

2006 Summary Compensation Table

The following table presents information concerning the compensation of the named executive officers for the fiscal year ended December 31, 2006.

Name and Principal Position	Year	Salary ($)	Option Grants ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Steven Laub(4) . . . . *President and Chief Executive Officer*	2006	$255,769	$470,356	$395,996	$ 6,925	$1,129,046
Robert Avery . . . . *Vice President Finance and Chief Financial Officer*	2006	$315,412	$234,102	$278,907	$13,655	$ 842,076
Bernard Pruniaux(5) . . . . . . *Vice President and General Manager, ASIC Segment*	2006	$304,269	$225,605	$116,629	$22,653	$ 669,156
Graham Turner(6) . . . . *Vice President and General Manager, Microcontroller Segment*	2006	$325,075	$135,142	$181,808	$24,906	$ 666,931
Tsung-Ching Wu . . . . *Executive Vice President, Office of the President*	2006	$445,926	$221,868	$280,157	$15,593	$ 963,544
George Perlegos(7) . . . . *Former President and Chief Executive Officer*	2006	$517,988	$ 69,066	—	$ 8,751	$ 595,805

(1) Amounts shown do not reflect compensation actually received by the named executive officer. Instead the dollar value of these awards is the compensation cost recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with the provisions of Statement of Financial Accounting Standards No. 123R, "Share Based Payment," (SFAS No. 123R), but excluding any estimate of future forfeitures related to service-based vesting conditions and reflecting the effect of any actual forfeitures. During the year ended December 31, 2006, the Company's weighted average assumptions to value stock option grants using the Black-Scholes option pricing model were as follows: expected life in years (5.27 — 7.00), risk-free interest rate (4.59% — 5.10%); expected volatility (65% — 72%) and expected dividend yield (0%).

(2) The amounts under Non-Equity Incentive Plan Compensation reflect cash bonuses granted pursuant to an executive bonus plan for fiscal year 2006 adopted by the Compensation Committee on September 29, 2006 (the "Bonus Plan").

(3) The value of perquisites and other personal benefits for each of the named executive officers is as follows:

- Steven Laub: Company paid portion of insurance: health ($5,358), life ($750), short-term disability ($128), long-term disability ($189); Company's matching of 401(k) contributions ($500).
- Robert Avery: Company paid portion of insurance: health ($11,275), life ($1,620), short-term disability ($306), long-term disability ($454); Company's matching of 401(k) contributions ($500).
- Bernard Pruniaux: Company auto ($5,391); Company pension plan contribution ($7,082); Company paid portion of insurance: health ($8,909), life ($511), short-term disability ($306), long-term disability ($454). Mr. Pruniaux's auto and pension plan contribution were paid in Euros (the translation to U.S. Dollars is based on average month-end exchange rates of 1.26637 U.S. Dollars per Euro in 2006).

- Graham Turner: Company paid tax preparation ($2,801); Company pension plan contribution ($22,105). Mr. Turner's tax preparation and pension plan contribution were paid in Swiss Francs (the translation to U.S. Dollars is based on average month-end exchange rates of 1.245 Swiss Francs per U.S. Dollar in 2006).
- Tsung-Ching Wu: Company paid portion of insurance: health ($12,623), life ($1,710), short-term disability ($306), long-term disability ($454); Company's matching of 401(k) contributions ($500).
- George Perlegos: Company paid portion of insurance: health ($7,258), life ($1,050), short-term disability ($179), long-term disability ($265).

(4) The annual salary for Mr. Laub for 2006 (effective August 2006 upon his entering into an employment agreement to become Atmel's President and Chief Executive Officer) was $700,000.

(5) Other than perquisites and unless otherwise noted, Mr. Pruniaux's compensation was paid in Euros (the translation to U.S. Dollars is based on average month-end exchange rates of 1.26637 U.S. Dollars per Euro in 2006). Salary includes payments in U.S. Dollars in the amount of $52,000. Mr. Pruniaux's Non-Equity Incentive Plan Compensation was calculated in U.S. Dollars on June 18, 2007 and converted at the U.S. Dollar per Euro exchange rate on such date, except for $56,987 which was previously paid as an advance.

(6) Other than perquisites and unless otherwise noted, Mr. Turner's compensation was paid in Swiss Francs (the translation to U.S. Dollars is based on average month-end exchange rates of 1.245 Swiss Francs per U.S. Dollar in 2006). Mr. Turner's Non-Equity Incentive Plan Compensation was calculated in U.S. Dollars on June 18, 2007 and converted at the Swiss Francs per U.S. Dollar exchange rate on such date, except for $88,353 which was previously paid as an advance.

(7) The annual salary for Mr. Perlegos for 2006 was $750,048. Mr. Perlegos was terminated for cause in August 2006.

Grants of Plan-Based Awards in 2006

The following table presents information concerning each grant of an award made to a named executive officer in fiscal 2006 under any plan.

Name	Grant Date(	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Steven Laub(3)	—	—	700,000	1,400,000	—	—	—
	2/10/06	—	—	—	50,000	$4.78	$ 161,000
	8/7/06	—	—	—	1,450,000	$4.89	$4,651,165
Robert Avery.	—	—	227,500	455,000	—	—	—
	9/6/06	—	—	—	200,000	$5.73	$ 748,380
Bernard Pruniaux . .	—	—	192,000	384,000	—	—	—
	9/6/06	—	—	—	150,000	$5.73	$ 611,325
Graham Turner	—	—	213,000	426,000	—	—	—
	9/6/06	—	—	—	200,000	$5.73	$ 748,380
Tsung-Ching Wu. . .	—	—	356,250	712,500	—	—	—
	9/6/06	—	—	—	300,000	$5.73	$1,122,570
George Perlegos . . .	—	—	—	—	—	—	—

(1) Reflects the minimum, target and maximum payment amounts that named executive officers may receive under the Bonus Plan, depending on performance against the metrics described in further detail in the "Compensation Discussion and Analysis — Bonuses" section above. The amounts range from zero (if the threshold level for financial performance and individual goals are not achieved) to a cap based on a certain percentage of the individual's base salary. The actual payout is determined by the Compensation Committee by multiplying (a) the percentage completion of the executive's goals times (b) the sum of the amounts calculated by applying the multipliers of the performance objectives to the performance objectives. Payouts under the Bonus Plan may

be zero depending on our performance against the Company, business unit and/or sales region billing performance objectives and the executive's performance against individual performance objectives. Based on the parameters of the Bonus Plan, payouts are determined by the Compensation Committee. The applicable caps are as follows: 200% for Mr. Laub; 130% for Mr. Avery; 150% for Mr. Wu; and 120% for Mr. Pruniaux and Mr. Turner. The actual bonus amounts were determined by the Compensation Committee in June 2007 and are reflected in the "Non-Equity Incentive Plan Compensation" column of the "2006 Summary Compensation Table."

(2) Reflects the grant date fair value of each equity award computed in accordance with SFAS No. 123R. See footnote (1) to "2006 Summary Compensation Table" for a description of the assumptions used in the valuation of these awards under SFAS No. 123R. These amounts do not correspond to the actual value that will be recognized by the named executive officers.

(3) The grant to Mr. Laub on February 10, 2006 was in conjunction with Mr. Laub joining Atmel's Board as a non-employee director.

Outstanding Equity Awards at 2006 Fiscal Year-End

The following table presents information concerning unexercised options and stock that has not vested for each named executive officer outstanding as of the end of fiscal 2006.

	Option Awards				
		Number of Securities Underlying Unexercised Options (#)			
Name	Grant Date(1)	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date
Steven Laub	2/10/06	10,417	39,583	$ 4.78	2/10/16
	8/7/06(2)	—	1,450,000	$ 4.89	8/7/16
Robert Avery	7/16/99	14,000	—	$ 7.83	7/16/09
	11/17/00	4,000	—	$12.13	11/17/10
	12/14/01	4,000	—	$ 8.02	12/14/11
	11/15/02	5,300	—	$ 2.11	11/15/12
	12/19/03	15,000	5,000	$ 5.75	12/19/13
	2/11/05	13,750	16,250	$ 3.29	2/11/15
	7/15/05	70,833	129,167	$ 2.66	7/15/15
	9/6/06	—	200,000	$ 5.73	9/6/16
Bernard Pruniaux(3)	10/9/98	40,000	—	$ 1.98	4/11/07
	10/9/98	80,000	—	$ 1.98	10/9/08
	11/17/00	30,000	—	$12.13	11/17/10
	9/17/01	50,000	—	$ 7.12	9/17/11
	11/15/02	50,000	—	$ 2.11	11/15/12
	12/19/03	—	80,000	$ 5.75	12/19/13
	2/11/05	—	100,000	$ 3.29	2/11/15
	9/6/06	—	150,000	$ 5.73	9/6/16
Graham Turner(4)	7/16/99	40,000	—	$ 7.83	7/16/09
	11/17/00	30,000	—	$12.13	11/17/10
	9/17/01	50,000	—	$ 7.12	9/17/11
	11/15/02	50,000	—	$ 2.11	11/15/12
	12/19/03	60,000	20,000	$ 5.75	12/19/13
	2/11/05	10,000	30,000	$ 3.29	2/11/15
	9/6/06	—	200,000	$ 5.73	9/6/16
Tsung-Ching Wu	4/11/97	160,000	—	$ 6.09	4/11/07
	2/15/02	100,000	—	$ 7.69	2/15/12
	11/15/02	100,000	—	$ 2.11	11/15/12
	12/19/03	75,000	25,000	$ 5.75	12/19/13
	2/11/05	45,833	54,167	$ 3.29	2/11/15
	9/6/06	—	300,000	$ 5.73	9/6/16
George Perlegos(5)	—	—	—	—	—

(1) Unless otherwise indicated, all options granted to named executive officers vest and become exercisable over a four-year period as follows: 12.5% six months after the grant date and 2.0833% each month thereafter until fully vested.

(2) This option vests 25% on the first anniversary of the grant date and then 2.0833% per month thereafter.

(3) Options granted to Mr. Pruniaux vest and become exercisable over four years as follows: 100% on the four-year anniversary of the grant date.

(4) Options granted to Mr. Turner vest and become exercisable over four years as follows: 25% on each anniversary of the grant date.

(5) Mr. Perlegos was terminated on August 7, 2006. Options granted to Mr. Perlegos expired unexercised on September 6, 2006.

Potential Payments Upon Termination or Change of Control

2005 Stock Plan

Pursuant to the terms of the Company's 2005 Stock Plan, in the event of a merger of the Company into another corporation or the sale of substantially all of the assets of the Company, each outstanding award shall be assumed, or an equivalent option or right substituted by the successor corporation. If the successor corporation refuses to assume or substitute for the award, the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, including shares that would not otherwise be vested or exercisable. All restrictions on restricted stock will lapse, and, all performance goals or other vesting criteria will be deemed achieved at target level, with respect to restricted stock units.

The following table sets forth the estimated benefit to the named executive officers in the event the successor corporation refuses to assume or substitute for the named executive officer's outstanding equity awards.

Name	Estimated Benefits ($)(1)
Steven Laub	1,732,270
Robert Avery	548,226
Bernard Pruniaux	348,000
Graham Turner	152,800
Tsung-Ching Wu	253,001
George Perlegos	—

(1) Based on the aggregate market value of unvested option grants and assuming that the triggering event took place on the last business day of fiscal 2006 (December 29, 2006), and the price per share of Atmel's common stock is the closing price on the NASDAQ Global Select Market as of that date ($6.05). Aggregate market value is computed by multiplying (i) the difference between $6.05 and the exercise price of the option, by (ii) the number of shares underlying unvested options at December 31, 2006. There can be no assurance that a triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Agreement with Steven Laub

In connection with Mr. Laub's appointment in August 2006 as President and Chief Executive Officer of the Company, he entered into an employment agreement with the Company dated as of August 7, 2006 (the "Employment Agreement"). The Employment Agreement provides for certain payments and benefits to be provided to Mr. Laub (subject to Mr. Laub's compliance with certain covenants, including a covenant not to compete with Atmel for a prescribed period) in the event that he is terminated without "cause" or that he resigns for

"good reason," including in connection with a "change of control," as each such term is defined in the Employment Agreement.

If Mr. Laub is terminated without cause or resigns for good reason, Mr. Laub would receive: (i) continued payment of his base salary for 24 months, paid bi-weekly; (ii) the current year's target annual incentive pro-rated to the date of termination, paid bi-weekly over 12 months; (iii) 12 months of accelerated vesting with respect to his outstanding unvested equity awards; and (iv) reimbursement for premiums paid for continued health benefits for Mr. Laub and any eligible dependents under Atmel's health plans for up to 18 months, payable when such premiums are due.

In addition, if Mr. Laub is terminated without cause or resigns for good reason within three months prior to or 12 months following a change of control, then Mr. Laub will receive: (i) continued payment of his base salary for 24 months, paid bi-weekly; (ii) payment in an amount equal to 100% of his target annual incentive; (iii) the current year's target annual incentive pro-rated to the date of termination, paid bi-weekly over 12 months; (iv) accelerated vesting with respect to 100% (subject to the following sentence) of his then outstanding unvested equity awards; and (v) reimbursement for premiums paid for continued health benefits for Mr. Laub and any eligible dependents under Atmel's health plans for up to 18 months, payable when such premiums are due. Notwithstanding the previous sentence, if the change of control occurs between January 2, 2007 and August 7, 2007, only 50% of Mr. Laub's then outstanding unvested equity awards will vest. Change of control, as defined in the Employment Agreement, includes among other things a change in a majority of the Company's Board.

In addition, in the event of Mr. Laub's employment terminates due to death or disability, then there will be 12 months of accelerated vesting with respect to his outstanding unexpired and unvested equity awards.

The following table provides information concerning the estimated payments and benefits that would be provided to Mr. Laub in the circumstances described above.

	Estimated Payments and Benefits(1)		
	Termination Without Cause or Resignation For Good Reason		
Type of Benefit	Not in Connection with a Change of Control ($)	In Connection with a Change of Control ($)	Death or Disability ($)
Salary	1,400,000	1,400,000	—
Annual Incentive Bonuses(2)	278,082	978,082	—
Vesting Acceleration(3)	1,012,916	1,732,270	576,541
Reimbursement for Premiums Paid for Continued Health Benefits(4)	5,358	5,358	—
Total Termination Benefits:	2,696,356	4,115,710	576,541

(1) Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2006 (December 29, 2006), and the price per share of Atmel's common stock is the closing price on the NASDAQ Global Select Market as of that date ($6.05). There can be no assurance that a triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different. The Employment Agreement provides that termination benefits will be either delivered in full or to such lesser extent as would result in no portion of such termination benefits being subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, whichever of the foregoing amounts, after taking into account all applicable taxes, results in the greatest amount of termination benefits to Mr. Laub on an after-tax basis. Assuming a termination date of December 29, 2006, the Company believes that Mr. Laub would receive the full termination benefits set forth in his Employment Agreement.

(2) Pro-rated based on Mr. Laub's appointment as President and Chief Executive Officer on August 7, 2006.

(3) Reflects the aggregate market value of unvested option grants that would become vested under the circumstances. Aggregate market value is computed by multiplying (i) the difference between $6.05 and the exercise price of the option, by (ii) the number of shares underlying unvested options at December 31, 2006.

(4) Assumes continued coverage of employee benefits at the amounts paid by Atmel for fiscal 2006 for health insurance.

Arrangements with Graham Turner

Under Swiss law, based on his length of service with the Company and base salary, Mr. Turner would be entitled to receive a lump-sum payment of two months salary if he is terminated for any reason. The estimated amount of this payment would be $59,167, based on Mr. Turner's base salary as of December 29, 2006 (the last business day of fiscal 2006).

Arrangements with Bernard Pruniaux

Under French law, Mr. Pruniaux will be entitled to certain payments upon his retirement. If Mr. Pruniaux voluntarily retires, he will receive a severance payment of three months salary, a payment for vacation time and a payment for retirement. The estimated amount of these payments would be approximately $101,904, $52,724 and $118,130, respectively, for an aggregate amount of approximately $272,758, based on Mr. Pruniaux's base salary as of December 29, 2006 (the last business day of fiscal 2006). If Mr. Pruniaux involuntarily retires at the decision of the Company, Mr. Pruniaux will receive a severance payment of six months salary, a payment for vacation time and a payment for retirement. The estimated amount of these payments would be approximately $203,807, $62,509 and $82,234, respectively, for an aggregate amount of approximately $348,550. (These amounts were translated to U.S. Dollars based on average month-end exchange rates of 1.26637 U.S. Dollars per Euro in 2006.)

Compensation of Directors

The following table provides information concerning the compensation paid by us to each of our non-employee directors for fiscal 2006. Mr. Laub and Mr. Wu, who are our employees, do not receive additional compensation for their services as a director.

Name(1)	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)(3)(4)	Total ($)
Pierre Fougere	88,000	73,901	161,901
Chaiho Kim	83,000	68,984	151,984
David Sugishita	97,750	91,368	189,118
T. Peter Thomas	87,500	84,405	171,905

(1) Mr. Laub joined the Board on February 10, 2006 as a non-employee director. Mr. Laub received cash compensation for his service as a director of $38,000 in fiscal 2006. Once Mr. Laub was appointed President and Chief Executive Officer on August 7, 2006, Mr. Laub no longer accrued, and was not paid, for his service as a director. In addition, George Perlegos and Gust Perlegos served as directors during fiscal 2006; however, as executive officers of the Company, they did not receive any additional compensation for services as a director.

(2) Amounts shown do not reflect compensation actually received by the director. Instead the dollar value of these awards is the compensation cost associated with options vesting during fiscal 2006 that were recognized for financial statement reporting purposes in accordance with the provisions of SFAS No. 123R, but excluding any estimate of future forfeitures related to service-based vesting conditions and reflecting the effect of any actual forfeitures. See footnote (1) to "2006 Summary Compensation Table" for a description of the assumptions used in the valuation of these awards under SFAS No. 123R.

(3) In fiscal 2006, except for Steven Laub, each of our non-employee directors received the following option to purchase shares of our common stock:

Grant Date	Number of Shares	Exercise Price Per Share ($)	Grant Date Fair Value ($)
4/17/06	15,000	$4.99	45,300

On February 10, 2006, upon joining the Board, we granted Steven Laub a nonstatutory stock option for the purchase of 50,000 shares of our common stock at an exercise price per share equal to the fair market value per share on that date, or $4.78 per share. The grant date fair value of Mr. Laub's option was $161,000.

(4) As of December 31, 2006, the aggregate number of shares underlying options outstanding for each of our non-employee directors was:

Name	Aggregate Number of Shares
Pierre Fougere	105,000
Chaiho Kim	85,000
David Sugishita	95,000
T. Peter Thomas	245,000

Standard Director Compensation Arrangements

During the first quarter of 2006, each non-employee director, other than Steven Laub, received a cash retainer of $15,000 for service on the Board and its Committees. Mr. Laub joined the Board on February 10, 2006 as a non-employee director and received $10,000 as a pro-rated amount of such cash retainer. In addition, during the first quarter of 2006 Mr. Fougere received $1,500 per month for travel and related costs incident to his French residence for his attendance at Board and Committee meetings.

Cash Compensation

Beginning in April 2006 each non-employee director received a cash retainer of $40,000 per year (pro rated for the year and pro-rated for Directors that did not serve the entire year), paid in installments, for service on the Board and its Committees. In addition, during 2006 each non-employee director received $1,500 for each Board meeting attended, and $1,000 for each committee meeting attended for each committee on which the non-employee Director served. Also, non-employee directors who served as committee chairs received an annual retainer for such service in the amount of $15,000 for the Chair of the Audit Committee and $10,000 for the chair of other Board committees. Non-employee directors are reimbursed for their expenses in connection with their attendance at Board and Committee meetings and their out-of-pocket business expenses associated with service on the Board and its Committees.

Equity Compensation

On February 10, 2006, upon joining the Board, we granted Steven Laub a nonstatutory stock option for the purchase of 50,000 shares of our common stock at an exercise price per share equal to the fair market value per share on that date, or $4.78 per share.

Beginning in April 2006, upon joining the Board, non-employee directors will receive a nonstatutory stock option for the purchase of 50,000 shares of our common stock at an exercise price per share equal to the fair market value per share on that date. Such options will vest and become exercisable over four years. If elected, Messrs. Der Torossian and Saltich would each receive such an option grant on the date of the annual meeting. Beginning in 2006, annually at the April Board meeting, non-employee directors will also be granted a nonstatutory stock option for the purchase of 15,000 shares of our common stock at an exercise price per share equal to the fair market value per share on that date. Such options will vest and become exercisable over one year. In 2007, such option grants were not made at the April Board meeting but at a Board meeting in June, to be effective on the date of the annual meeting, with an exercise price per share equal to the fair market value per share on that date.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes the number of outstanding options, warrants and rights granted to employees and directors, as well as the number of securities remaining available for future issuance, under Atmel's equity compensation plans as of December 31, 2006.

Plan category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a) (#)
Equity compensation plans approved by security holders	30,886,000(1)	$5.78	40,207,000(2)
Equity compensation plans not approved by security holders	—	—	—
Total	30,886,000	$5.78	40,207,000

(1) Includes options to purchase shares outstanding under the 1986 Incentive Stock Option Plan and the 2005 Stock Plan.

(2) Includes 9,321,000 shares issuable under our 1991 Employee Stock Purchase Plan.

SECURITY OWNERSHIP

The following table sets forth certain information with respect to beneficial ownership of our common stock as of June 28, 2007 by (i) each person known by us to be a beneficial owner of more than 5% of our outstanding common stock, (ii) each of the executive officers named in the 2006 Summary Compensation Table, (iii) each director and nominee for director and (iv) all directors, nominees for director and executive officers as a group. The information on beneficial ownership in the table and the footnotes hereto is based upon our records and the most recent Schedule 13D or 13G filed by each such person or entity and information supplied to us by such person or entity. Except as otherwise indicated (or except as contained in a referenced filing), each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable, and can be reached by contacting our principal executive offices.

Beneficial Owner(1)	Common Stock Beneficially Owned(2)	Approximate Percent Beneficially Owned(2)
FMR Corp.(3)	59,023,988	12.07%
Goldman Sachs Asset Management, L.P.(4)	48,990,288	10.02%
George Perlegos(5)	25,871,908	5.29%
Steven Laub(6)	381,250	*
Tsung-Ching Wu(7)	8,348,649	1.71%
David Sugishita(8)	65,208	*
T. Peter Thomas(9)	192,858	*
Pierre Fougere(10)	55,000	*
Dr. Chaiho Kim(11)	64,958	*
Papken Der Torossian	25,000	*
Jack L. Saltich	—	—
Robert Avery(12)	214,384	*
Graham Turner(13)	693,405	*
Bernard Pruniaux(14)	250,000	*
All directors, nominees and executive officers as a group (13 persons)(15)	13,132,484	2.67%

* Less than one percent of the outstanding common stock

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131.

(2) Based on 488,843,018 shares outstanding on June 28, 2007. Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Atmel common stock subject to options held by that person that will be exercisable within 60 days after June 28, 2007, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3) Includes 6,750,596 shares of which FMR Corp. has sole voting power and 59,023,988 shares of which FMR Corp. has sole dispositive power. Based on a Schedule 13G filed with the SEC on October 10, 2006, as amended by a Schedule 13G/A filed with the SEC on February 14, 2007, by FMR Corp. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(4) Includes 39,229,967 shares of which Goldman Sachs Asset Management, L.P. has sole voting power and 48,990,288 shares of which Goldman Sachs Asset Management, L.P. has sole dispositive power. Based on a Schedule 13G filed with the SEC on January 10, 2007 by Goldman Sachs Asset Management, L.P. The address of Goldman Sachs Asset Management, L.P. is 32 Old Slip, New York, New York 10005.

(5) Includes 15,833,883 shares of which Mr. Perlegos has sole voting power and sole dispositive power and 10,038,025 shares of which Mr. Perlegos has shared voting power and shared dispositive power. Based on a proxy statement filed by Mr. Perlegos with the SEC on April 16, 2007. The address of Mr. Perlegos is 45863 Bridgeport Place, Fremont, California 94539.

(6) Includes 381,250 shares issuable under stock options exercisable within 60 days after June 28, 2007.

(7) Includes 582,917 shares issuable under stock options exercisable within 60 days after June 28, 2007.

(8) Includes 65,208 shares issuable under stock options exercisable within 60 days after June 28, 2007.

(9) Includes 176,458 shares issuable under stock options exercisable within 60 days after June 28, 2007.

(10) Includes 55,000 shares issuable under stock options exercisable within 60 days after June 28, 2007.

(11) Includes 58,958 shares issuable under stock options exercisable within 60 days after June 28, 2007.

(12) Includes 214,384 shares issuable under stock options exercisable within 60 days after June 28, 2007.

(13) Includes 280,000 shares issuable under stock options exercisable within 60 days after June 28, 2007.

(14) Includes 250,000 shares issuable under stock options exercisable within 60 days after June 28, 2007.

(15) Includes 2,797,300 shares issuable under stock options exercisable within 60 days after June 28, 2007.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In accordance with the charter for the Audit Committee, our Audit Committee reviews and approves in advance in writing any proposed related person transactions. The most significant related person transactions, as determined by the Audit Committee, must be reviewed and approved in writing in advance by our Board. Any related person transaction will be disclosed in the applicable SEC filing as required by the rules of the SEC. For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

During 2006, we paid approximately $250,000 to MartSoft Corporation pursuant to a development agreement. The Chief Executive Officer of MartSoft is the wife of Tsung-Ching Wu, Ph.D., an executive officer and director of Atmel.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. Such officers, directors and 10% stockholders are also required by the SEC rules to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of copies of such forms received, or written representations from certain reporting persons that no filings were required for such persons, we believe that, during the year ended December 31, 2006, all Section 16(a) filing requirements applicable to our executive officers and directors were complied with.

REPORT OF THE AUDIT COMMITTEE

The primary purpose of the Audit Committee is to assist the Board in fulfilling its responsibility for general oversight of the integrity of Atmel's financial statements, Atmel's compliance with legal and regulatory requirements, the qualifications, independence and performance of our independent registered public accounting firm, and Atmel's internal accounting and financial controls. This purpose is more fully described in the charter of the Audit Committee which can be accessed on our web site at www.atmel.com/ir/governance.asp.

Our Audit Committee has (1) reviewed and discussed the audited financial statements with management and with PricewaterhouseCoopers LLP, our independent registered public accounting firm, (2) discussed with management and with PricewaterhouseCoopers LLP the evaluation of Atmel's internal controls and the audit of management's assessment of the effectiveness of Atmel's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, (3) discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as currently in effect, and (4) received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect, and has discussed with PricewaterhouseCoopers LLP their independence.

Based on the review and discussions referred to in this report, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and filed with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the Board of Directors.

David Sugishita (Chairman)
T. Peter Thomas
Pierre Fougere
Dr. Chaiho Kim

OTHER MATTERS

We know of no other matters to be submitted to the meeting. If any other matters properly come before the meeting or any adjournment or postponement thereof, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

THE BOARD OF DIRECTORS

Dated: July 9, 2007
San Jose, California

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APPENDIX A

AMENDMENT TO THE ATMEL CORPORATION 2005 STOCK PLAN

1. Section 5(b)(xi) will be amended to read as follows:

"to commence a 409A Exchange Offer in connection with each Option that had a per share exercise price that was less than the fair market value of a share of the Company's common stock, as determined for purposes of Internal Revenue Code Section 409A, on the Option's grant date and that was unvested, in whole or in part, as of December 31, 2004 (notwithstanding Section 18(b) of the Plan), as described by Section 23 of the Plan;"

2. Section 5(b)(xii) will be added to the Plan and will read in its entirety as follows:

"to make all other determinations deemed necessary or advisable for administering the Plan."

3. Section 23 will be added to the plan and read in its entirety as follows:

"23. 409A Exchange Offer. The Administrator, may in its sole discretion, offer to each Optionee who holds an Option with an original Grant Date Exercise Price that was less than the original Grant Date fair market value, as determined for purposes of Section 409A of the Code, (each a "Discount Option") one or more of the following choices with respect to the portion of such Discount Option that was unvested on December 31, 2004 (such portion is referred to as the "Eligible Discount Option"):

(a) If Optionee exercised any Eligible Discount Option (or portion thereof) in 2006, then Optionee may elect to amend the eligible portion of each Eligible Discount Option such that the Exercise Price of the Option will be increased to the fair market value, as determined for purposes of Section 409A of the Code, of a share of the Company's Common Stock on the Option's grant date.

(b) If Optionee was granted an Eligible Discount Option, but did not exercise any Eligible Discount Option in 2006, then Optionee may be given one or more of the following choices:

(i) Optionee may elect to amend each Eligible Discount Option to change the option expiration date identified in the original grant agreement to a date that is expected to constitute a fixed calendar year election for purposes of Section 409A of the Code (the Administrator will have the discretion to choose to allow Optionees to pick different calendar years for different portions of each Eligible Discount Option); and/or

(ii) Optionee may elect to amend the eligible portion of each Eligible Discount Option such that the Exercise Price of the Option will be increased to the fair market value, as determined for purposes of Section 409A of the Code, of a share of the Company's Common Stock on the Option's grant date.

4. Except as otherwise set forth herein, the terms of the Plan shall continue in full force and effect.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K*

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 0-19032

ATMEL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**77-0051991**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

2325 Orchard Parkway, San Jose, California 95131
(Address of principal executive offices)

Registrant's telephone number, including area code:
(408) 441-0311

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC
Preferred Share Right (currently attached to and trading only with the Common Stock)	(NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes ☐ No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☑

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2006, the last business day of the Registrant's most recently completed second fiscal quarter, there were 476,738,125 shares of the Registrant's Common Stock outstanding, and the aggregate market value of such shares held by non-affiliates of the Registrant (based on the closing sale price of such shares on the NASDAQ National Market (now known as the NASDAQ Global Select Market) on June 30, 2006) was approximately $2,645,896,594. Shares of Common Stock held by each officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of June 4, 2007, Registrant had 488,843,018 outstanding shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant's definitive proxy statement for the Special Meeting of Stockholders held on May 18, 2007 is incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

* Includes Amendment No. 1 on Form 10-K/A filed on June 27, 2007.

TABLE OF CONTENTS

EXPLANATORY NOTE REGARDING RESTATEMENTS

This Annual Report on Form 10-K for the fiscal year ended December 31, 2006, includes restatements of the following previously filed financial statements and data (and related disclosures): (1) our consolidated financial statements as of December 31, 2005 and for our fiscal years ended December 31, 2005 and 2004; (2) our selected financial data as of and for our fiscal years ended December 31, 2005, 2004, 2003 and 2002 located in Item 6 of this Form 10-K, (3) our management's discussion and analysis of financial condition and results of operations as of and for our fiscal years ended December 31, 2005 and 2004 contained in Item 7 of this Form 10-K, and (4) our unaudited quarterly financial information for the first quarter in our fiscal year ended December 31, 2006, and for all quarters in our fiscal year ended December 31, 2005 located at the end of Item 8 of this Form 10-K. The restatements result from an independent stock option investigation conducted by the Audit Committee of the Board of Directors. See below and Note 2, "Restatements of Consolidated Financial Statements," to Consolidated Financial Statements for a detailed discussion of the effect of the restatements.

Financial information included in the reports on Form 10-K, Form 10-Q and Form 8-K filed by us prior to August 10, 2006, and all earnings press releases and similar communications issued by us prior to August 10, 2006, should not be relied upon and are superseded in their entirety by this Report and Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by us with the Securities and Exchange Commission on or after August 10, 2006.

Audit Committee Investigation of Historical Stock Option Practices

In early July 2006, the Company began a voluntary internal review of its historical stock option granting practices. Following a review of preliminary findings to the Audit Committee of the Company's Board of Directors, the Company announced on July 25, 2006, that the Audit Committee had initiated an independent investigation regarding the timing of the Company's past stock option grants and other related issues. The Audit Committee, with the assistance of independent legal counsel and forensic accountants, determined that the actual measurement dates for certain stock option grants differed from the recorded measurement dates used for financial accounting purposes for such stock option grants.

On October 30, 2006, the Company announced that financial statements for all annual and interim periods prior to that date should no longer be relied upon due to errors in recording stock-based compensation expense. Specifically, this notice of non-reliance applied to the three year period ended December 31, 2005, included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005, the financial statements for the interim periods contained in the Quarterly Reports on Form 10-Q filed with respect to each of these years, the financial statements included in the Company's Quarterly Report on Form 10-Q for the first quarter of 2006, as well as financial statements for fiscal years prior to December 31, 2003.

Results of Audit Committee Investigation

The Audit Committee's investigation was completed in April 2007. The investigation covered 110 stock option grants to approximately 4,250 recipients for all grant dates during the period from January 1, 1997 through August 3, 2006. The Audit Committee extended the scope of the original review by having the Company conduct an analysis of approximately 92 additional stock option grants during the period from March 19, 1991, the date of the Company's initial public offering, to December 31, 1996.

In connection with the investigation, independent legal counsel and the forensic accountants analyzed more than 1,000,000 pages of hard copy documents, over 600,000 electronic documents, and conducted interviews of 63 current and former directors, officers, and employees. Based on the investigation, the Audit Committee concluded that:

(1) Certain stock option grants were priced retroactively,

(2) These incorrectly recorded stock option grants had incorrect measurement dates for financial accounting purposes and were not accounted for correctly in the Company's previously issued financial statements,

(3) During 1998, in two separate repricing programs, employees were allowed to elect stock options to be repriced after the stated repricing deadlines had expired,

(4) There was evidence that the October 1998 repricing offer was not communicated to employees until after the October 12, 1998 deadline to accept the repricing offer,

(5) Certain employees were allowed to record stock option exercises on dates other than the actual transaction date, thereby potentially reducing the taxable gain to the employee and reducing the tax deduction available to the Company,

(6) Stock option cancellation dates were changed to allow certain employees to both continue vesting and exercise stock options beyond the standard 30-day period following termination from the Company,

(7) All of the above actions were taken without required approvals, including approval by the Board of Directors, or the Compensation Committee of the Board of Directors, and

(8) Atmel's internal controls relating to the stock option granting process were inadequate, and there was an inadequate and inconsistent procedure at the Company for processing stock option grants.

As a result of the findings of the Audit Committee's investigation, the Company determined that material stock-based compensation adjustments were required due to measurement date errors resulting from retroactive pricing of stock options for the period beginning in April 1993 and continuing through January 2004. The Audit Committee found that such retroactive pricing was intentional and violated the terms of the Company's stock option plans. The Audit Committee found that, after January 2004, the Company improved stock option granting processes, and since that time, has granted stock options in accordance with the Company's stock option plans and approval procedures. The Company did not identify any material stock-based compensation adjustments that were required for grants made in periods after January 2004.

In accordance with Accounting Principles Bulletin ("APB") No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and related interpretations, with respect to periods through December 31, 2005, the Company should have recorded stock-based compensation expense to the extent that the fair market value of the Company's common stock on the stock option grant measurement date exceeded the exercise price of each stock option granted. For periods commencing January 1, 2006 (the beginning of fiscal year 2006), the Company has recorded stock-based compensation expense in accordance with SFAS No. 123(R), "Share-Based Payment," ("SFAS No. 123R"). Beginning in 2006, the incremental stock-based compensation expense resulting from errors identified in the investigation and subsequent management review is included in stock-based compensation expense under the provisions of SFAS No. 123R. Under the provisions of SFAS No. 123R, incremental stock-based compensation expense resulting from errors identified related to previous stock option practices did not have a material impact to the consolidated statement of operations for the year ended December 31, 2006.

As a result of the measurement date and other errors identified in the Audit Committee's investigation and subsequent management review, the Company recorded aggregate non-cash stock-based compensation expenses for the period from 1993 through 2005 of approximately $116 million, plus associated payroll tax expense of $2 million, less related income tax benefit of $12 million, for total stock-based compensation expense, net of income tax of $106 million. As part of the restatement of the consolidated financial statements, the Company also recorded additional non-cash adjustments that were previously identified and considered to be immaterial. The cumulative after-tax benefit from the recording of these adjustments was $11 million for the period from 1993 through 2005. These adjustments related primarily to the timing of revenue recognition and related reserves, recognition of grant benefits, accruals for litigation and other expenses, reversal of income tax expense related to unrealized foreign exchange translation gains, and asset impairment charges. The total impact of all restatement adjustments resulted in net cumulative expenses through 2005 of $94 million. These expenses had the effect of decreasing net income or increasing net loss and decreasing retained earnings or increasing accumulated deficit as previously reported in the Company's historical financial statements.

The financial statement impact of the restatement of stock-based compensation expense and related payroll and income taxes,.as well as other accounting adjustments, by year, is as follows (in thousands):

Fiscal Year	Adjustment to Stock-Based Compensation Expense	Adjustment to Payroll Tax Expense (Benefit)	Adjustment to Income Tax Expense (Benefit) Relating to Stock-Based Compensation and Payroll Tax Expense	Adjustment to Stock-Based Compensation Expense, Net of Payroll and Income taxes	Other adjustments, Net of Income Taxes	Total Restatement Expense (Benefit)
1993	$ 268	$ 1	$ (110)	$ 159		
1994	556	151	(293)	414		
1995	1,944	688	(799)	1,833		
1996	3,056	1,735	(1,449)	3,342		
1997	5,520	1,968	(2,516)	4,972		
1998	18,695	671	(6,147)	13,219		
1999	18,834	1,832	(6,955)	13,711		
2000	27,379	7,209	(11,576)	23,012		
2001	19,053	1,655	(5,988)	14,720		
2002	5,555	1,603	23,477	30,635		
2003	12,416	(1,980)	—	10,436		
Cumulative through December 31, 2003	113,276	15,533	(12,356)	116,453	$(13,638)	$102,815
2004	1,405	(10,395)	—	(8,990)	184	(8,806)
2005	1,561	(3,190)	—	(1,629)	2,082	453
Total	$116,242	$ 1,948	$(12,356)	$105,834	$(11,372)	$ 94,462

For more information regarding the investigation and findings relating to stock option practices and the restatement, refer to Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2, "Restatements of Consolidated Financial Statements" to Consolidated Financial Statements in Item 8.

PART I

ITEM 1. *BUSINESS*

FORWARD LOOKING STATEMENTS

You should read the following discussion in conjunction with our Consolidated Financial Statements and the related "Notes to Consolidated Financial Statements", and "Financial Statements and Supplementary Data" included in this Annual Report on Form 10-K. This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, particularly statements regarding our outlook for 2007, our expectations regarding the effects of exchange rates, our strategic plans, restructuring and other initiatives, and statements regarding our future prospects. Our actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, risks and uncertainties, including the risk factors set forth in this discussion and in Item 1A — Risk Factors, and elsewhere in this Form 10-K. Generally, the words "may," "will," "could," "would," "anticipate," "expect," "intend," "believe," "seek," "estimate," "plan," "view," "continue," the plural of such terms, the negatives of such terms, or other comparable terminology and similar expressions identify forward-looking statements. The information included in this Form 10-K is provided as of the filing date with the Securities and Exchange Commission and future events or circumstances could differ significantly from the forward-looking statements included herein. Accordingly, we caution readers not to place undue reliance on such statements. Atmel undertakes no obligation to update any forward-looking statements in this Form 10-K.

BUSINESS

General

Semiconductor integrated circuits ("ICs") are key components in almost all electronic products and systems produced. Their capacity to process and store information gives manufacturers of electronic products an ability to add new features, adapt to changing demands and quickly develop new products. As additional semiconductor elements are added into smaller areas, ICs offer valuable new capabilities important to manufacturers of electronic products.

We design, develop, manufacture and sell a wide range of IC products, including microcontrollers, advanced logic, mixed-signal, nonvolatile memory and radio frequency ("RF") components. Leveraging on a broad intellectual property (IP) portfolio, Atmel is able to provide the electronics industry with complete system solutions. These complex system-on-a-chip solutions are manufactured using our leading-edge process technologies, including complementary metal oxide semiconductor (CMOS), double-diffused metal oxide semiconductor (DMOS), logic, CMOS logic, bipolar, bipolar CMOS ("BiCMOS"), silicon germanium ("SiGe"), SiGe BiCMOS, analog, bipolar double diffused CMOS and radiation tolerant process technologies. We develop these process technologies ourselves to ensure they provide the maximum possible performance. In 2006, we fabricated approximately 95% of our products in our own wafer fabrication facilities, or "fabs." We believe our broad portfolio of manufacturing capabilities allows us to produce ICs that enable our customers to rapidly introduce leading edge electronic products that are differentiated by higher performance, advanced security features, lower cost, smaller size, longer battery life and more memory. Our products are used primarily in the following markets: communications, computing, consumer electronics, storage, security, automotive, medical, military and aerospace.

In July 2006, we completed the sale of our Grenoble, France, subsidiary to e2v technologies plc, a British corporation. We have reclassified the results of our Grenoble, France, subsidiary as Discontinued Operations for all periods presented in this Annual Report on Form 10-K. For further information, see Note 18 of Notes to Consolidated Financial Statements. In December 2006, we announced restructuring initiatives that include seeking to sell our North Tyneside, United Kingdom, and Heilbronn, Germany, facilities to optimize our manufacturing operations. We also announced our intention to move to a fab-lite manufacturing model with increased utilization of third-party foundry capacity. On May 1, 2007, we announced the sale of our Irving, Texas, wafer fabrication facility for $37 million in cash.

We were originally incorporated in California in December 1984. In October 1999, we were reincorporated in Delaware. Our principal offices are located at 2325 Orchard Parkway, San Jose, California 95131, and our telephone number is (408) 441-0311. Our website is located at: www.atmel.com; however, the information in, or that can be accessed through, our website is not part of this report. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, through the "Investors" section of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Products

Our products consist primarily of advanced logic, mixed-signal, nonvolatile memory, radio frequency and system-level integration semiconductor solutions.

Our business has four operating segments (see Note 15 of Notes to Consolidated Financial Statements for further discussion). Each segment offers products that compete in one or more of the end markets described below under the caption "Principal Markets and Customers."

- **Application specific integrated circuit ("ASIC")** segment includes custom application specific integrated circuits designed to meet specialized single-customer requirements for their high performance devices in a broad variety of applications. This segment also encompasses a range of products which provide security for digital data, including smart cards for mobile phones, set top boxes, banking and national identity cards. We also develop customer specific ASICs, some of which have military applications.
- **Microcontrollers** segment includes a variety of proprietary and standard microcontrollers, the majority of which contain embedded nonvolatile memory and integrated analog peripherals. This segment also includes products with military and aerospace applications.
- **Nonvolatile Memories** segment consists predominantly of serial interface electrically erasable programmable read-only memory ("SEEPROM") and serial interface Flash memory products. This segment also includes parallel interface Flash memories as well as mature parallel interface EEPROM and EPROM devices. This segment also includes products with military and aerospace applications.
- **Radio Frequency ("RF") and Automotive** segment includes products designed for the automotive industry. This segment produces and sells wireless and wired devices for industrial, consumer and automotive applications and it also provides foundry services which produce radio frequency products for the mobile telecommunications market.

Within each operating segment, we offer our customers products with a range of speed, density, power usage, specialty packaging, security and other features.

ASIC

Custom ASICs. We design, manufacture and market ASICs to meet customer requirements for high-performance logic devices in a broad variety of customer-specific applications. Atmel's SiliconCITY design platform utilizes our extensive libraries of qualified analog and digital IP blocks. This approach integrates system functionality into a single chip based on this unique architecture platform combined with one of the richest libraries of qualified IP blocks in the industry. By combining a variety of logic functions on a single chip, costs are reduced, design risk is minimized, time-to-market is accelerated, and performance can be optimized.

We design and manufacture ASICs in a range of products that includes standard digital and analog functions, as well as nonvolatile memory elements and large pre-designed macro functions all integrated on a single chip. We work closely with customers to develop and manufacture custom ASIC products so that we can provide them with IC solutions on a sole-source basis. Our ASIC products are targeted primarily at high-volume customers whose high-end applications require high-speed, high-density or low or mixed-voltage devices.

Security and Smart Cards. Our advanced design capability expertise in non-volatile memory technology and experience in security products positions Atmel as one of the world's pre-eminent suppliers of secure smart card

early introductions of high speed, high capacity and low power consumption CMOS devices. We are the sole-source supplier for several customers for certain parallel-interface EEPROM devices. In the design of this product family, we have emphasized device reliability, achieved through the incorporation of on-chip error detection and correction features. Parallel EEPROMs are highly flexible, offering faster data transfer rates and higher memory densities when compared to serial interface architectures, as well as high endurance programming reliability. These products are generally used to store frequently updated data in communications infrastructure equipment and avionics navigation systems.

EPROMs. The worldwide one time programmable ("OTP") EPROM market is intensely competitive and characterized by commodity pricing. Our strategy is to target the high-performance end of this market by offering faster speed, higher density and lower power usage devices. These products are generally used to store the operating programs of embedded microcontroller or DSP-based systems, such as hard disk drives, CD-ROM drives and modems.

RF and Automotive

Our RF products are designed to serve the automotive, telecommunications, consumer and industrial markets. One focus is to enable data communications through the design and supply of high-frequency radio products for many types of wireless communications devices in the frequency range of 0.1 to 5.8 GHz. These products, manufactured using SiGe technology, are used in two-way pagers, digitally enhanced cordless telecommunications, mobile telephones, and cellular base stations, among other applications. Additionally, we build RF solutions that concentrate on remote control applications. Successful product applications currently include broadcast radios, GPS for automobiles and telephones, air conditioning and heating thermostat controls, garage door openers, outside wireless temperature monitoring and security home alarm systems.

This segment offers a family of read, read/write and encryption identification ICs, which are used for wireless access control and operate at a frequency in the range of 100 kHz to 800 MHz. These ICs are used in combination with a reader IC to make possible contactless identification for a wide variety of applications, including remote keyless entry for automobiles and tire pressure monitoring. Other typical applications include access control and tracking of consumer goods.

We also specialize in providing intelligent load driver ICs that are specially suited for the rugged automotive environment. These ICs are manufactured utilizing a 0.8-micron mixed signal high voltage technology, providing analog-bipolar, high voltage DMOS power and CMOS logic function on a single chip. The applications for these automotive products are primarily motor and actuator drivers and smart valve controls.

We also provide RF BiCMOS foundry services for customers who serve the cellular phone and emerging wireless markets. Typically, customers of our foundry services use our production capability to manufacture wafers, either on a custom process or Atmel developed RF capable process. We are capable of providing the customer with a complete turn-key solution of wafer foundry, packaging, test, and shipping.

Technology

From inception, we have focused our efforts on developing advanced CMOS processes that can be used to manufacture reliable nonvolatile elements for memory and logic integrated circuits. We believe that our experience in single and multiple-layer metal CMOS processing enables us to produce high-density, high-speed and low-power memory and logic products.

We meet customers' demands for constantly increasing functionality on ever-smaller ICs by increasing the number of layers we use to build the circuits on a wafer and by reducing the size of the transistors and other components in the circuit. To accomplish this we develop and introduce new wafer processing techniques as necessary. We also provide our fabrication facilities with state-of-the-art manufacturing equipment and development resources that allow us to produce ICs with increasingly smaller feature sizes. Our current ICs incorporate effective feature sizes as small as 0.13-micron. We are developing processes that will support effective feature sizes smaller than 0.13-micron.

We were originally incorporated in California in December 1984. In October 1999, we were reincorporated in Delaware. Our principal offices are located at 2325 Orchard Parkway, San Jose, California 95131, and our telephone number is (408) 441-0311. Our website is located at: www.atmel.com; however, the information in, or that can be accessed through, our website is not part of this report. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, through the "Investors" section of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Products

Our products consist primarily of advanced logic, mixed-signal, nonvolatile memory, radio frequency and system-level integration semiconductor solutions.

Our business has four operating segments (see Note 15 of Notes to Consolidated Financial Statements for further discussion). Each segment offers products that compete in one or more of the end markets described below under the caption "Principal Markets and Customers."

- **Application specific integrated circuit ("ASIC")** segment includes custom application specific integrated circuits designed to meet specialized single-customer requirements for their high performance devices in a broad variety of applications. This segment also encompasses a range of products which provide security for digital data, including smart cards for mobile phones, set top boxes, banking and national identity cards. We also develop customer specific ASICs, some of which have military applications.
- **Microcontrollers** segment includes a variety of proprietary and standard microcontrollers, the majority of which contain embedded nonvolatile memory and integrated analog peripherals. This segment also includes products with military and aerospace applications.
- **Nonvolatile Memories** segment consists predominantly of serial interface electrically erasable programmable read-only memory ("SEEPROM") and serial interface Flash memory products. This segment also includes parallel interface Flash memories as well as mature parallel interface EEPROM and EPROM devices. This segment also includes products with military and aerospace applications.
- **Radio Frequency ("RF") and Automotive** segment includes products designed for the automotive industry. This segment produces and sells wireless and wired devices for industrial, consumer and automotive applications and it also provides foundry services which produce radio frequency products for the mobile telecommunications market.

Within each operating segment, we offer our customers products with a range of speed, density, power usage, specialty packaging, security and other features.

ASIC

Custom ASICs. We design, manufacture and market ASICs to meet customer requirements for high-performance logic devices in a broad variety of customer-specific applications. Atmel's SiliconCITY design platform utilizes our extensive libraries of qualified analog and digital IP blocks. This approach integrates system functionality into a single chip based on this unique architecture platform combined with one of the richest libraries of qualified IP blocks in the industry. By combining a variety of logic functions on a single chip, costs are reduced, design risk is minimized, time-to-market is accelerated, and performance can be optimized.

We design and manufacture ASICs in a range of products that includes standard digital and analog functions, as well as nonvolatile memory elements and large pre-designed macro functions all integrated on a single chip. We work closely with customers to develop and manufacture custom ASIC products so that we can provide them with IC solutions on a sole-source basis. Our ASIC products are targeted primarily at high-volume customers whose high-end applications require high-speed, high-density or low or mixed-voltage devices.

Security and Smart Cards. Our advanced design capability expertise in non-volatile memory technology and experience in security products positions Atmel as one of the world's pre-eminent suppliers of secure smart card

ICs. Our secure smart card ICs primarily serve the cellular phone, banking, health card, national ID card and set-top box markets.

Atmel has a wide portfolio of secure ICs, including secureAVR™ microcontrollers, CryptoMemory® and CryptoRF™, and smart card reader chips. Our secure microcontrollers include dual contact/contactless products complying with the ISO-14443, USB Full-Speed interface and Serial Peripheral Interface ("SPI").

Atmel has obtained independent security certifications and approvals for ICs from third parties for MasterCard CAST, VISA Level 3, FIPS 140 and Common Criteria EAL4+.

The combination of Atmel's dense nonvolatile memory technology and high performance AVR® 8-/32-bit RISC or ARM® 32-bit RISC CPU core offers cost-effective solutions for high density applications such as GSM SIM (subscriber identity modules) cards and multi-application smart cards running on open platforms like Java™.

Multimedia Products. We develop and manufacture complex System-on-a-Chip ("SoC") IC's for wireless and wireline applications such as Wi-Fi clients, access points/bridges/routers, ADSL2/2+ consumer premise equipment ("CPE") gateways, and Bluetooth headsets. Atmel's access point/bridging devices provide a seamless connection between wired Ethernet and WLAN, as well as wireless router and ADSL2/2+ to WLAN capabilities. Our designs include Media Access Controllers ("MACs") with integrated baseband controllers, supporting all host interfaces such as PCMCIA, CF Card, USB (1.1 and 2.0), PCI, Mini-PCI, Ethernet and SDIO.

We have also introduced solutions with multimedia and wireless communications devices targeting home entertainment, security, and automotive applications.

FPGAs. Our FPGAs (field programmable gate arrays), with FreeRAM and Cache Logic®, offer distributed RAM without loss of logic resources as well as a reconfigurable solution for adaptive DSP and other computationally intensive applications. We offer a family of radiation hardened FPGAs for military and space applications. Our family of reconfigurable FPGA Serial Configuration EEPROMs can replace one-time-programmable devices for FPGAs from other vendors. Our exclusive family of large flash configurators provides a fast low power chip in a small package for large FPGAs from other vendors. Our family of N type configurators provides a competitive alternative to OTP PROMS. In addition we offer FPGA to gate array conversion ("ULC") for both military and commercial applications.

PLDs. We have developed a line of high performance PLDs (programmable logic devices) incorporating nonvolatile elements from our EEPROM technology. These devices are sometimes used as prototyping and pre-production devices and allow for later conversion to gate array products for volume production. For these situations, we offer customers the ability to migrate from FPGAs or PLDs to our gate arrays with minimal conversion effort.

Microcontrollers

Our Microcontroller segment offers a variety of products to serve the consumer, automotive, industrial and aerospace markets for embedded controls. Our product portfolio has three microcontroller architectures targeted at the high volume embedded-control segment, our proprietary AVR microcontrollers, our 8051 microcontrollers and our ARM microcontrollers. The AVR 8-/32-bit microcontroller family uses a RISC architecture that is optimized for C language code density and low power operation. The 8051 family consists of 8-bit microcontrollers containing a range of memory options, including flash, one-time programmable and read only memory products, plus application specific products designed to enable MP3, CAN or smart card reader systems. Both microcontroller families are offered as standard products, as building blocks in our ASIC library or as application specific products. The ARM 32-bit microcontrollers offer embedded Flash memory for flexible code and reference data storage, deterministic behavior, and industry standard connectivity all based on the industry-standard ARM 32-bit RISC processor architecture. These microcontroller families offer a large variety of memory densities, package types and peripheral options, including analog capability.

Embedded control systems typically incorporate a microcontroller as the principal active component. A microcontroller is a self-contained computer-on-a-chip consisting of a central processing unit, non-volatile program memory, random access memory for data storage and various input/output peripheral capabilities. In addition to the microcontroller, a complete embedded control system incorporates application-specific software and may include

specialized peripheral device controllers and internal or external non-volatile memory components, such as EEPROMs, to store additional program software, and various analog and interface products.

Increased demand for embedded electronic features in applications as diverse as motors, lighting, and automobile controls have made the market for microcontrollers one of the fastest growing segments of the semiconductor market. Microcontrollers are currently available in 4-bit through 32-bit architectures. Although 4-bit microcontrollers are least expensive, they generally lack the minimum performance and features required for product differentiation. While 16 and 32-bit architectures provide very high performance, they are generally more expensive than desired for high-volume embedded control applications. Manufacturers of competitive, high-volume products have found 8-bit microcontrollers to be the most cost-effective embedded control solution..

Nonvolatile Memories

Serial Interface Products ("Serials"). Our serial interface products evolved from our EEPROM technology expertise and the market need for delivery of nonvolatile memory content through specialized interfaces and low pin count packages. We currently support the 2-wire, 3-wire and SPI protocols which have industry wide acceptance. Due to our technology, package and broad density offerings we have maintained market leadership for the last several years. For economic reasons, beyond a certain density, it is more advantageous to employ FLASH technology, which we have incorporated in our 512K and higher densities. The similarity of the feature set allows our customers to easily upgrade from the lower density to the higher density Serials.

DataFlash®. . The SPI compatible DataFlash® family of serial flash memories deliver reliable solutions to store both embedded program code and data using low pin-count packages. DataFlash is designed to enable advanced features and functionality in a variety of high volume products and applications. Optimization of the CPU or ASIC pin count, simplified PCB routing, reduced power consumption, lower switching noise and smaller footprint all contribute to higher performance and lower system cost. The industry standard SPI and higher performance RapidS TM interface are used in a variety of applications due to the simplicity of the 4-pin I/O interface, which greatly eases system design times and constraints. The combination of the DataFlash architecture, very small page size, on board SRAM buffers which allow for self contained rewriting to the flash memory array, low pin count interfaces, and the Atmel Flash memory technologies allow for a very flexible solution, shortened development time and significantly smaller software footprint. These products are generally used in digital answering machines, fax machines, personal computers, set-top boxes and DVD players.

Small size is important to our customers and we are continuously developing smaller packages for our Serials using, for example, a cost-effective Ball Grid Array ("BGA"). In addition, we have developed a variety of Dual Footprint Non-leaded ("DFN") packages to help our customers produce smaller products. We also offer the full range of industry standard SOIC, PDIP and TSSOP packages.

Serials are used in a wide variety of applications to store users' data configurations, changeable settings, and temporary data.

Flash Memory Products. Flash represents a prevailing technology used in nonvolatile memory devices that can be reprogrammed within a system. We currently manufacture Flash products utilizing 0.18 and 0.13-micron process technologies and anticipate migrating more of our production from 0.18-micron to 0.13-micron during 2007.

The flexibility and ease of use of our Flash memories make them attractive solutions in systems where program information stored in memory must be rewritten after the system leaves its manufacturing environment. In addition, many customers use Flash memories within their system manufacturing cycle, affording them in-system diagnostic and test programming prior to reprogramming for final shipment configuration. The reprogrammability of Flash memories also serves to support later system upgrades, field diagnostic routines and in-system reconfiguration, as well as capturing voice and data messages for later review. These products are generally used in handsets, personal computers, cable modems, set-top boxes and DVD players.

Parallel-Interface EEPROMs. We are a leading supplier of high performance in-system programmable parallel-interface EEPROMs. We believe that our parallel-interface EEPROM products represent the most complete parallel-interface EEPROM product family in the industry. We have maintained this leadership role through

early introductions of high speed, high capacity and low power consumption CMOS devices. We are the sole-source supplier for several customers for certain parallel-interface EEPROM devices. In the design of this product family, we have emphasized device reliability, achieved through the incorporation of on-chip error detection and correction features. Parallel EEPROMs are highly flexible, offering faster data transfer rates and higher memory densities when compared to serial interface architectures, as well as high endurance programming reliability. These products are generally used to store frequently updated data in communications infrastructure equipment and avionics navigation systems.

EPROMs. The worldwide one time programmable ("OTP") EPROM market is intensely competitive and characterized by commodity pricing. Our strategy is to target the high-performance end of this market by offering faster speed, higher density and lower power usage devices. These products are generally used to store the operating programs of embedded microcontroller or DSP-based systems, such as hard disk drives, CD-ROM drives and modems.

RF and Automotive

Our RF products are designed to serve the automotive, telecommunications, consumer and industrial markets. One focus is to enable data communications through the design and supply of high-frequency radio products for many types of wireless communications devices in the frequency range of 0.1 to 5.8 GHz. These products, manufactured using SiGe technology, are used in two-way pagers, digitally enhanced cordless telecommunications, mobile telephones, and cellular base stations, among other applications. Additionally, we build RF solutions that concentrate on remote control applications. Successful product applications currently include broadcast radios, GPS for automobiles and telephones, air conditioning and heating thermostat controls, garage door openers, outside wireless temperature monitoring and security home alarm systems.

This segment offers a family of read, read/write and encryption identification ICs, which are used for wireless access control and operate at a frequency in the range of 100 kHz to 800 MHz. These ICs are used in combination with a reader IC to make possible contactless identification for a wide variety of applications, including remote keyless entry for automobiles and tire pressure monitoring. Other typical applications include access control and tracking of consumer goods.

We also specialize in providing intelligent load driver ICs that are specially suited for the rugged automotive environment. These ICs are manufactured utilizing a 0.8-micron mixed signal high voltage technology, providing analog-bipolar, high voltage DMOS power and CMOS logic function on a single chip. The applications for these automotive products are primarily motor and actuator drivers and smart valve controls.

We also provide RF BiCMOS foundry services for customers who serve the cellular phone and emerging wireless markets. Typically, customers of our foundry services use our production capability to manufacture wafers, either on a custom process or Atmel developed RF capable process. We are capable of providing the customer with a complete turn-key solution of wafer foundry, packaging, test, and shipping.

Technology

From inception, we have focused our efforts on developing advanced CMOS processes that can be used to manufacture reliable nonvolatile elements for memory and logic integrated circuits. We believe that our experience in single and multiple-layer metal CMOS processing enables us to produce high-density, high-speed and low-power memory and logic products.

We meet customers' demands for constantly increasing functionality on ever-smaller ICs by increasing the number of layers we use to build the circuits on a wafer and by reducing the size of the transistors and other components in the circuit. To accomplish this we develop and introduce new wafer processing techniques as necessary. We also provide our fabrication facilities with state-of-the-art manufacturing equipment and development resources that allow us to produce ICs with increasingly smaller feature sizes. Our current ICs incorporate effective feature sizes as small as 0.13-micron. We are developing processes that will support effective feature sizes smaller than 0.13-micron.

We continue to broaden our technology focus by developing expertise for designing and manufacturing high frequency RF products, which are used primarily in cellular telephones and cordless applications. In order to achieve high frequency with high efficiency and very low noise, we developed our SiGe technology. This technology is based on well-established bipolar silicon process technology, with one of the key process steps, the epitaxial layer, modified by adding germanium to the silicon. This technology is designed to replace galium arsenide ("GaAs") technology, which is commonly used for power amplifiers in cellular telephones.

In order to extend the capabilities of SiGe, we have combined the high-frequency features of SiGe with CMOS to integrate high-density logic parts and RF analog functions on a single integrated circuit. We believe this SiGe/CMOS technology will enable us to provide single-chip system solutions to the marketplace.

Principal Markets and Customers

Communications. Communications, including wireless and wireline telecommunications and data networking, is currently one of our larger end user markets. For the wireless market, we provide nonvolatile memory, standard and secure microcontrollers, and baseband and RF ASICs that are used in global standard for mobile communications ("GSM") and code-division multiple access ("CDMA") mobile phones and their base stations, as well as two-way pagers, mobile radios, and cordless phones and their base stations. We also have a range of products based on the IEEE 802.11 wireless LAN standard, and on Bluetooth, a short-range wireless protocol that enables instant connectivity between electronic devices. In 2003, we began shipping a GPS receiver chipset that has been well received in the market, and we sell ASICs to major GSM makers. Our principal customers in the wireless market include Ericsson, Motorola, Nokia, Philips, Qualcomm, Samsung, Siemens, Thales-Magellan, and Vitelcom.

We also serve the data networking and wireline telecommunications markets, which continue to evolve due to the rapid adoption of new technologies. For these markets, we provide ASIC, nonvolatile memory and programmable logic products that are used in the switches, routers, cable modem termination systems and digital subscriber line ("DSL") access multiplexers, which are currently being used to build internet infrastructure. Our principal data networking and wireline telecommunications customers include Alcatel, Cisco and Siemens.

Consumer Electronics. Our products are also used in a broad variety of consumer electronics products. We provide microcontrollers for batteries and battery chargers that minimize the power usage by being "turned on" only when necessary. Microcontrollers are also offered for fluorescent light ballasts. We provide multimode audio processors and MPEG2-based decoders with programmable transport for complex digital audio streams used in digital TVs, set top boxes and DVD players. We provide ASIC demodulators and decoders for cable modems. We also offer media access controllers for wireless local area networks ("WLANs") and baseband controllers. In addition, we provide secure, encryption enabled, tamper resistant circuits for smart cards and embedded personal computer security applications. Our principal consumer electronics customers include Hosiden Corporation, Invensys, LG Electronics, Matsushita, Microsoft, Philips, Premier Image Technology, Samsung, Sony, and Toshiba.

Computing, Storage and Printing. The computing and computing peripherals markets are also growing with increasing Internet use, network connectivity, and digital imaging requirements. For computing applications, we provide Flash memory, serial memory, universal serial bus ("USB") hubs and ASICs for personal computers, servers and USB drives. We offer Trusted Platform Module ("TPM") products that perform platform authentication and security for computing systems. Our biometric security IC verifies a user's identity by scanning a finger. In today's security conscious environment we believe TPM and biometry are finding applications where access to information, equipment and similar resources needs to be controlled or monitored. We provide ASICs, nonvolatile memory and microcontrollers for laser printers, inkjet printers, copy machines and scanners. Our principal customers in these markets include Dell, Hewlett-Packard, IBM, Intel, M-Systems, Seagate and Western Digital.

Security. Security for electronic applications is a key concern for the development of computing and communications equipment. Atmel addresses increased security requirements with its secure product portfolio, which includes secure microcontrollers and memory as well as contactless and biometric sensors. For example, our Smart Card and Smart Card reader IC's are targeted towards established European markets and rapidly emerging applications requiring security in the United States of America and throughout Asia. Smart Card technology is used for mobile communications, credit cards, drivers' licenses, identity cards, health cards, TV set top boxes, internet

commerce and related applications where data security is essential. Our principal customers in these markets include Gemalto (formerly GemPlus and Axalto), NDS, Oberthur, Sagem and SCM.

Automotive. The automotive electronics market has grown modestly, driven by demand for more sophisticated electronic systems, yet it remains stable during times when other sectors fluctuate. For automotive applications, we provide body electronics for passenger comfort and convenience; safety related subsystems such as air-bag drivers, anti-lock brake control, tire pressure monitors; keyless entry transmitters and receivers; and in-vehicle entertainment components. With our introduction of high-voltage and high-temperature capable ICs we are broadening the automotive reach to systems and controls under the hood. Virtually all of these are application-specific mixed signal ICs. Our principal customers in these markets include Continental-Temic, Daimler-Chrysler, Delphi, Hella, Marelli, Robert Bosch, Siemens-VDO and TRW.

Military and Aerospace. The military and aerospace industries require products that will operate under extreme conditions and are tested to higher standards than commercial products. Our circuits are available in radiation-hardened versions that meet stringent requirements (cumulative dose, latch-up and transient phenomena) of space, avionic and industrial applications. For these applications, we provide radiation hardened ASICs, FPGAs, non-volatile memories and microcontrollers. Our principal customers in these markets include BAE Systems, Honeywell, Litton, Lockheed-Martin, Northrop, Raytheon and Roche.

Manufacturing

During the quarter ended December 31, 2006, management reached a conclusion that the manufacturing capacity available at our existing facilities, combined with an increased emphasis on outsourcing certain products to foundry partners, offers sufficient available manufacturing capacity to meet our foreseeable forecasted demand. If market demand for our products increases during 2007, we believe that we will be able to substantially meet our production needs from our wafer fabrication facilities through at least the end of 2007; however, capacity requirements may vary depending on, among other things, our rate of growth and our ability to increase production levels.

Once we have fabricated the wafers, we test the individual circuits on them to identify those that do not function. This saves us the cost of putting mechanical packages around circuits whose failure can be determined in advance. After probe, we send all of our wafers to one of our independent assembly contractors, located in China, Indonesia, Japan, Malaysia, the Philippines, South Korea, Taiwan, or Thailand where they are cut into individual chips and assembled into packages. Many of the finished products are given a final test at the assembly contractors although some are shipped back to our test facilities in the United States where we perform electrical testing and visual inspection before shipment to customers.

The raw materials and equipment we use to produce our integrated circuits are available from several suppliers and we are not dependent upon, any single source of supply. However, some materials have been in short supply in the past and lead times on occasion lengthened, especially during semiconductor expansion cycles.

We currently manufacture approximately 95% of our products at our wafer fabrication facilities located in Colorado Springs, Colorado; Heilbronn, Germany; Rousset, France; and North Tyneside, United Kingdom. In December, 2006, we announced restructuring initiatives that included seeking to sell the North Tyneside and Heilbronn facilities to optimize our manufacturing operations. We also announced, at that time, our intention to move to a fab-lite manufacturing model with increased utilization of third-party foundry capacity.

Much of the $83 million of manufacturing equipment purchased during 2006 was related to technology advancements. It is anticipated that capital equipment purchases for 2007, estimated at $70 to $92 million, will be focused on maintaining existing equipment, providing additional testing capacity and, to a limited extent, on developing advanced process technologies.

Irving, Texas, Facility

We acquired the Irving, Texas, wafer fabrication facility in January 2000 for $60 million plus $25 million in additional costs to retrofit the facility after the purchase. Following significant investment and effort to reach commercial production levels, we decided to close the facility in 2002 and it has been idle since then. Since 2002,

we recorded various impairment charges, including $4 million during the quarter ended December 31, 2005. In the quarter ended December 31, 2006, we performed an assessment of the market value for this facility based on management's estimate, which considered a current offer from a willing third party to purchase the facility, among other factors, in determining fair market value. Based on this assessment, an additional impairment charge of $10 million was recorded.

On May 1, 2007, we announced the sale of our Irving, Texas, wafer fabrication facility for approximately $37 million in cash. The sale of the facility includes approximately 39 acres of land, the fabrication facility building, and related offices, and remaining equipment. An additional 17 acres was retained by the Company. We do not expect to record a material gain or loss on the sale, following the impairment charge recorded in the fourth quarter of 2006.

North Tyneside, United Kingdom, and Heilbronn, Germany, Facilities

In December 2006, the Company announced its decision to sell its wafer fabrication facilities in North Tyneside, United Kingdom, and Heilbronn, Germany. It is expected these actions will increase manufacturing efficiencies by better utilizing remaining wafer fabrication facilities, while reducing future capital expenditure requirements. The Company has classified assets of the North Tyneside site with a net book value of $89 million (excluding cash and inventory which will not be sold) as assets held-for-sale on the consolidated balance sheet as of December 31, 2006. Following the announcement of intention to sell the facility in the fourth quarter of 2006, the Company assessed the fair market value of the facility compared to the carrying value recorded, including use of an independent appraisal, among other factors. The fair value was determined using a market-based valuation technique and as a result, the Company recorded a net impairment charge of $72 million in the quarter ended December 31, 2006, related to the write-down of long lived assets to their fair values, less costs to dispose of the assets. The charge included an asset write-down of $170 million for equipment and buildings, offset by a related currency translation adjustment associated with the assets, of $98 million. The Company is actively marketing the facility through a top tier broker experienced in selling these types of properties.

We acquired the North Tyneside, United Kingdom, facility for $100 million in September 2000, which included an interest in 100 acres of land and the fabrication buildings of approximately 750,000 square feet. The Company will have the right to acquire title to the land in 2016 for a nominal amount. We sold 40 acres in 2002 for $14 million. We previously recorded an asset impairment charge of $318 million in the second quarter of 2002 to write-down the carrying value of equipment in the fabrication facilities in North Tyneside, United Kingdom, to its estimated fair value. The estimate of fair value was made by management based on a number of factors, including an independent appraisal.

The Heilbronn, Germany, facility did not meet the criteria for classification as "held-for-sale" as of December 31, 2006, due to uncertainties relating to the likelihood of completion of sale within the next twelve months. Assets of this facility remain classified as "held and used." After an assessment of expected future cash flows generated by the facility, we concluded that no impairment condition exists.

Grenoble, France, Facility

In July 2006, we completed the sale of our Grenoble, France, subsidiary to e2v technologies plc, a British corporation. On August 1, 2006, the Company received $140 million in cash proceeds upon the close of the sale. The cash proceeds from the sale were used for general working capital purposes.

Environmental Compliance

We are subject to a variety of international, federal, state and local governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes.

Increasing public attention has been focused on the environmental impact of semiconductor operations. Although we have not experienced any material adverse effect on our operations from environmental regulations, any changes in such regulations or in their enforcement may impose the need for additional capital equipment or other requirements. If for any reason we fail to control the use of, or to restrict adequately the discharge of,

hazardous substances under present or future regulations, we could be subject to substantial liability or our manufacturing operations could be suspended.

Marketing and Sales

We generate our revenue by selling our products directly to original equipment manufacturers ("OEMs") and indirectly to OEMs through distributors. We market our products worldwide to a diverse base of OEMs serving primarily commercial markets. In the United States and Canada, we sell our products to large OEM accounts primarily by using manufacturers' representatives or through national and regional distributors. Our agreements with our representatives and distributors are generally terminable by either party on short notice, subject to local laws. Direct sales to OEMs as a percentage of net revenues for 2006 totaled 53% while sales to distributors totaled 41% of net revenues.

Sales to U.S. OEMs, as a percentage of net revenues totaled 17%, 17% and 12% for 2006, 2005 and 2004, respectively. Sales to U.S. distributors, as a percentage of net revenues, totaled 7%, 6% and 7% for 2006, 2005 and 2004, respectively. We support this sales network from our headquarters in San Jose, California and through U.S. regional offices in California, Colorado, Florida, Illinois, Massachusetts, Michigan, Minnesota, New Jersey, North Carolina, Oregon, Texas and Washington.

We sell to customers outside of the U.S. primarily by using international sales representatives and through distributors, who are managed from our foreign sales offices. We maintain sales offices in China, Denmark, Finland, France, Germany, Hong Kong, Italy, Japan, Korea, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan and the United Kingdom. Our sales outside the U.S. were 86%, 87% and 83% of net revenues in 2006, 2005 and 2004, respectively. We expect revenues from our international sales will continue to represent a significant portion of our net revenues. International sales are subject to a variety of risks, including those arising from currency fluctuations, tariffs, trade barriers, taxes, export license requirements and foreign government regulations. See Notes 1 and 15 of Notes to Consolidated Financial Statements for further discussion.

We allow certain distributors, primarily based in the United States, rights of return and credits for price protection. Given the uncertainties associated with the levels of returns and other credits to these distributors based on contractual terms we defer recognition of revenue from sales to these distributors until they have resold our products. Sales to certain other primarily non-U.S. based distributors carry either no or very limited rights of return. We have historically been able to estimate returns and other credits from these distributors and accordingly have historically recognized revenue from sales to these distributors upon shipment, with a related allowance for potential returns established at the time of our sale.

Research and Development

We believe significant investment in research and development is vital to our success, growth and profitability, and we will continue to devote substantial resources, including management time, to this activity. Our primary objectives are to increase performance of our existing products, to develop new wafer processing and design technologies, and to draw upon these technologies to create new products. If we are unable to design, develop, manufacture, market and sell new products successfully, our operating results will be harmed. Our new product development, process development, or marketing and sales efforts may not be successful, and as a result, our new products may not achieve expected functionality, market acceptance, or cost or pricing expectations.

During 2006, 2005 and 2004, we spent $289 million, $268 million and $230 million, respectively, on research and development. Research and development expenses are charged to operations as incurred. We expect these expenditures will increase in the future as we continue to invest in new products and new processing technology.

Competition

We compete in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout our product line, we compete with a number of large semiconductor manufacturers, such as AMD, Cypress, Freescale, Fujitsu, Hitachi, IBM, Infineon, Intel, LSI Logic, Microchip, Philips, Renesas, Samsung, Sharp, Spansion, STMicroelectronics, Texas Instruments and

Toshiba. Some of these competitors have substantially greater financial, technical, marketing and management resources than we do. As we have introduced new products, we are increasingly competing directly with these companies, and we may not be able to compete effectively. We also compete with emerging companies that are attempting to sell products in specialized markets that our products address. We compete principally on the basis of the technical innovation and performance of our products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. During the last three years, we have experienced significant price competition in several business segments, especially in our Nonvolatile Memory segment for EPROM, Serial EEPROM, and Flash memory products, in our ASIC segment for smart cards, and in our Microcontroller segment for commodity microcontrollers. We expect continuing competitive pressures in our markets from existing competitors and new entrants, new technology and cyclical demand, which, among other factors, will likely maintain the recent trend of declining average selling prices for our products.

In addition to the factors described above, our ability to compete successfully depends on a number of other factors, including the following:

- our success in designing and manufacturing new products that implement new technologies and processes
- our ability to offer integrated solutions using our advanced nonvolatile memory process with other technologies
- the rate at which customers incorporate our products into their systems
- product introductions by our competitors
- the number and nature of our competitors in a given market
- the incumbency of our competitors' products, and
- general market and economic conditions.

Many of these factors are outside of our control, and we may not be able to compete successfully in the future.

Patents and Licenses

We maintain a portfolio of United States patents and we have patent applications on file with the U.S. Patent and Trademark Office. We also operate an internal program to identify patentable developments and we file patent applications wherever necessary to protect our proprietary technologies. However, because technology changes very rapidly in the semiconductor industry, we believe our continued success depends primarily on the technological and innovative skills of our employees and their abilities to rapidly commercialize discoveries.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. We have from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering our products or processes. In the past, we have received specific allegations from major companies alleging that certain of our products infringe patents owned by such companies. In order to avoid the significant costs associated with our defense in litigation involving such claims, we may license the use of the technologies that are the subject of these claims from such companies and be required to make corresponding royalty payments, which may harm our operating results.

We have in the past been involved in intellectual property infringement lawsuits which harmed our operating results. See Item 3, Legal Proceedings. Although we intend to vigorously defend against any such lawsuits, we may not prevail given the complex technical issues and inherent uncertainties in patent and intellectual property litigation. Moreover, the cost of defending against such litigation, in terms of management time and attention, legal fees and product delays, could be substantial, whatever the outcome. If any patent or other intellectual property claims against us are successful, we may be prohibited from using the technologies subject to these claims, and if we are unable to obtain a license on acceptable terms, license a substitute technology, or design new technology to avoid infringement, our business and operating results may be significantly harmed.

- ability to meet our debt obligations;
- availability of additional financing;
- our ability to maintain good relationships with our customers;
- integration of new businesses or products;
- our compliance with international, federal and state export, environmental, privacy and other regulations;
- personnel changes;
- business interruptions;
- system integration disruptions; and
- changes in accounting rules, such as recording expenses for employee stock option grants.

Any unfavorable changes in any of these factors could harm our operating results.

We believe that our future sales will depend substantially on the success of our new products. Our new products are generally incorporated into our customers' products or systems at their design stage. However, design wins may precede volume sales by a year or more. We may not be successful in achieving design wins or design wins may not result in future revenues, which depend in large part on the success of the customer's end product or system. The average selling price of each of our products usually declines as individual products mature and competitors enter the market. To offset average selling price decreases, we rely primarily on reducing costs to manufacture those products, increasing unit sales to absorb fixed costs and introducing new, higher priced products which incorporate advanced features or integrated technologies to address new or emerging markets. Our operating results could be harmed if such cost reductions and new product introductions do not occur in a timely manner. From time to time, our quarterly revenues and operating results can become more dependent upon orders booked and shipped within a given quarter and, accordingly, our quarterly results can become less predictable and subject to greater variability.

In addition, our future success will depend in large part on the continued economic growth generally and of growth in various electronics industries that use semiconductors, including manufacturers of computers, telecommunications equipment, automotive electronics, industrial controls, consumer electronics, data networking equipment and military equipment. The semiconductor industry has the ability to supply more products than demand requires. Our ability to return to profitability will depend heavily upon a better supply and demand balance within the semiconductor industry.

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY CREATES FLUCTUATIONS IN OUR OPERATING RESULTS.

The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. The industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. The semiconductor industry faced severe business conditions with global semiconductor revenues for the industry declining 32% to $139 billion in 2001, compared to revenues in 2000. The semiconductor industry began to turn around in 2002 with global semiconductor sales increasing modestly by 1% to $141 billion. Global semiconductor sales increased 18% to $166 billion in 2003, 27% to $211 billion in 2004, 7% to $228 billion in 2005 and 9% to $248 billion in 2006.

Atmel's operating results have been harmed by industry-wide fluctuations in the demand for semiconductors, which resulted in under-utilization of our manufacturing capacity and declining gross margins. In the past we have recorded significant charges to recognize impairment in the value of our manufacturing equipment, the cost to reduce workforce, and other restructuring costs. Our business may be harmed in the future not only by cyclical conditions in the semiconductor industry as a whole but also by slower growth in any of the markets served by our products.

WE COULD EXPERIENCE DISRUPTION OF OUR BUSINESS AS WE TRANSITION TO A FAB-LITE STRATEGY.

As part of our fab-lite strategy, we have reduced and plan to further reduce the number of our owned manufacturing facilities. In December 2005, we sold our Nantes, France fabrication facility and the related foundry activities, to XybyBus SAS. In July 2006, we sold our Grenoble, France subsidiary (including the fabrication facility in Grenoble) to e2v technologies plc. In December 2006, we announced the planned sale of our North Tyneside, United Kingdom and Heilbronn, Germany wafer fabrication facilities. On May 1, 2007, we announced the sale of our Irving, Texas, wafer fabrication facility. As a result of the sale (or planned sale) of such fabrication facilities, we will be increasingly relying on the utilization of third-party foundry manufacturing and assembly and test capacity. As part of such transition we must expand our foundry relationships by entering into new agreements with such third-party foundries. If such agreements are not completed on a timely basis, manufacturing of certain of our products could be disrupted, which would harm our business. In addition, difficulties in production yields can often occur when transitioning to a new third-party manufacturer. If such foundries fail to deliver quality products and components on a timely basis, our business could be harmed.

Implementation of our new fab-lite strategy will expose us to the following risks:

- reduced control over delivery schedules and product costs;
- manufacturing costs that are higher than anticipated;
- inability of our manufacturing subcontractors to develop manufacturing methods appropriate for our products and their unwillingness to devote adequate capacity to produce our products;
- possible abandonment of fabrication processes by our manufacturing subcontractors for products that are strategically important to us;
- decline in product quality and reliability;
- inability to maintain continuing relationships with our suppliers;
- restricted ability to meet customer demand when faced with product shortages; and
- increased opportunities for potential misappropriation of our intellectual property.

If any of the above risks are realized, we could experience an interruption in our supply chain or an increase in costs, which could delay or decrease our revenue or harm our business.

AS WE INCREASE DEPENDENCE ON OUTSIDE FOUNDRIES, SUCH FOUNDRIES MAY NOT HAVE ADEQUATE CAPACITY TO FULFILL OUR NEEDS AND MAY NOT MEET OUR QUALITY AND DELIVERY OBJECTIVES OR MAY ABANDON FABRICATION PROCESSES THAT WE REQUIRE.

We expect to increase our utilization of outside foundries to expand our capacity in the future, especially for high volume commodity type products and certain aggressive technology ASIC products. Reliance on outside foundries to fabricate wafers involves significant risks, including reduced control over quality and delivery schedules, a potential lack of capacity, and a risk the subcontractor may abandon the fabrication processes we need from a strategic standpoint, even if the process is not economically viable. We hope to mitigate these risks with a strategy of qualifying multiple subcontractors. However, there can be no guarantee that any strategy will eliminate these risks. Additionally, since most of such outside foundries are located in foreign countries, we are subject to certain risks generally associated with contracting with foreign manufacturers, including currency exchange fluctuations, political and economic instability, trade restrictions and changes in tariff and freight rates. Accordingly, we may experience problems in timelines and the adequacy or quality of product deliveries, any of which could have a material adverse effect on our results of operations.

INCREASING DEPENDENCE ON THIRD PARTY MANUFACTURERS COULD HARM OUR BUSINESS IN TIMES OF INCREASING DEMAND IN OUR INDUSTRY.

We currently manufacture our products at our facilities in Colorado Springs, Colorado; Heilbronn, Germany; Rousset, France; and North Tyneside, United Kingdom. In December 2006, we announced our plan to sell the Heilbronn and North Tyneside facilities to optimize our manufacturing operations as part of our adoption of a fab-lite strategy. In order to shift from a manufacturing-based business model to an outsourcing business model, we will need to substantially expand our foundry relationships. The terms on which we will be able to obtain wafer production for our products, and the timing and volume of such production will be substantially dependent on agreements to be negotiated with semiconductor foundries. We cannot be certain that the agreements we reach with such foundries will be on terms reasonable to us. Therefore, any agreements reached with semiconductor foundries may be short-term and possibly non-renewable, and hence provide less certainty regarding the supply and pricing of wafers for our products.

During economic upturns in the semiconductor industry we will not be able to guarantee that our third party foundries will be able to increase manufacturing capacity to a level that meets demand for our products, which would prevent us from meeting increased customer demand and harm our business. Also during times of increased demand for our products, if such foundries are able to meet such demand, it may be at higher wafer prices, which would reduce our gross margins on such products or require us to offset the increased price by increasing prices for our customers, either of which would harm our business and operating results.

AS A RESULT OF INCREASED DEPENDENCE ON THIRD PARTY MANUFACTURERS, WE MAY INCUR INVENTORY EXCESSES OR SHORTAGES

As we increase our reliance on third party manufacturers and subcontractors, we acknowledge that the lead times required by such foundries have increased in recent years and is likely to increase in the future. However, market conditions and intense competition in the semiconductor industry require that we be prepared to ship products to our customers with much shorter lead times. Consequently, to have product inventory to meet potential customer purchase orders, we may have to place purchase orders for wafers from our manufacturers in advance of having firm purchase orders from our customers, which from time-to-time will cause us to have an excess or shortage of wafers for a particular product. If we do not have sufficient demand for our products and cannot cancel our current and future commitments without material impact, we may experience excess inventory, which will result in a write-off affecting gross margin and results of operations. If we cancel a purchase order, we may have to pay cancellation penalties based on the status of work in process or the proximity of the cancellation to the delivery date. As a result of the long lead-time for manufacturing wafers and the increase in "just in time" ordering by customers, semiconductor companies from time-to-time may need to record additional expense for the write-down of excess inventory. Significant write-downs of excess inventory could have a material adverse effect on our consolidated financial condition and results of operations.

Conversely, failure to order sufficient wafers would cause us to miss revenue opportunities and, if significant, could impact sales by our customers, which could adversely affect our customer relationships and thereby materially adversely affect our business, financial condition and results of operations.

OUR INTERNATIONAL SALES AND OPERATIONS ARE SUBJECT TO APPLICABLE LAWS RELATING TO TRADE AND EXPORT CONTROLS, THE VIOLATION OF WHICH COULD ADVERSELY AFFECT OUR OPERATIONS.

For products and technology exported from the U.S. or otherwise subject to U.S. jurisdiction, we are subject to U.S. laws and regulations governing international trade and exports, including, but not limited to the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR") and trade sanctions against embargoed countries and destinations administered by the Office of Foreign Assets Control ("OFAC"), U.S. Department of the Treasury. We have recently discovered shortcomings in our export compliance procedures. We are currently analyzing product shipments and technology transfers, working with U.S. government officials to ensure compliance with applicable U.S. export laws and regulations, and developing an enhanced export compliance system. A determination by the U.S. government that we have failed to comply with one or more of these export

controls or trade sanctions could result in civil or criminal penalties, including the imposition of significant fines, denial of export privileges, and debarment from U.S. participation in government contracts. Any one or more of these sanctions could have a material adverse effect on our business, financial condition and results of operations.

WE ARE EXPOSED TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES THAT COULD NEGATIVELY IMPACT OUR FINANCIAL RESULTS AND CASH FLOWS.

Because a significant portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results and cash flows. Our primary exposure relates to operating expenses in Europe, where a significant amount of our manufacturing is located.

We have in the past entered into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations on certain foreign currency assets and liabilities. In addition, we have periodically hedged certain anticipated foreign currency cash flows. We do not plan to hedge against either of these risks in the foreseeable future, but if we should, our attempts to hedge against these risks may not be successful, resulting in an adverse impact on our net income. In addition, our net income may be subject to greater foreign currency gains and losses on certain foreign currency assets and liabilities during times in which we have not entered into foreign exchange forward contracts.

REVENUES AND COSTS DENOMINATED IN FOREIGN CURRENCIES COULD ADVERSELY IMPACT OUR OPERATING RESULTS WITH CHANGES IN THESE FOREIGN CURRENCIES AGAINST THE DOLLAR.

When we take an order denominated in a foreign currency we may receive fewer dollars than initially anticipated if that local currency weakens against the dollar before we collect our funds. Conversely, when we incur a cost denominated in a foreign currency we may pay more dollars than initially anticipated if that local currency strengthens against the dollar before we pay the costs. In addition to reducing revenues or increasing our costs, this risk can negatively affect our operating results. In Europe, where our significant operations have costs denominated in European currencies, a negative impact on expenses can be partially offset by a positive impact on revenues. Sales denominated in European currencies, and yen as a percentage of net revenues were 18% and 1% in 2006, 16% and 1% in 2005 and 22% and 1% in 2004, respectively. Operating expenses denominated in foreign currencies as a percentage of total operating expenses, primarily the euro, were 52% in 2006, 55% in 2005 and 56% in 2004. We also face the risk that our accounts receivable denominated in foreign currencies could be devalued if such foreign currencies weaken quickly and significantly against the dollar. Conversely we face the risk that our accounts payable denominated in foreign currencies could increase in value if such foreign currencies strengthen against the dollar.

We also face the risk that our accounts receivables denominated in foreign currencies will be devalued if such foreign currencies weaken quickly and significantly against the dollar. Approximately 26% and 23% of our accounts receivable are denominated in foreign currency as of December 31, 2006 and 2005, respectively.

We also face the risk that our accounts payable and debt obligations denominated in foreign currencies will increase if such foreign currencies strengthen quickly and significantly against the dollar. Approximately 48% and 46% of our accounts payable were denominated in foreign currency as of December 31, 2006 and 2005, respectively. Approximately 60% of our debt obligations were denominated in foreign currency as of December 31, 2006 and 2005.

WE DEPEND ON INDEPENDENT ASSEMBLY CONTRACTORS WHICH MAY NOT HAVE ADEQUATE CAPACITY TO FULFILL OUR NEEDS AND WHICH MAY NOT MEET OUR QUALITY AND DELIVERY OBJECTIVES.

We currently manufacture a majority of the wafers for our products at our fabrication facilities, and the wafers are then sorted and tested at our facilities. After wafer testing, we ship the wafers to one of our independent assembly contractors located in China, Hong Kong, Indonesia, Japan, Malaysia, the Philippines, South Korea, Taiwan or Thailand where the wafers are separated into die, packaged and, in some cases, tested. Our reliance on

independent contractors to assemble, package and test our products involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance or phase-out of the contractors' assembly processes. These independent contractors may not continue to assemble, package and test our products for a variety of reasons. Moreover, because our assembly contractors are located in foreign countries, we are subject to certain risks generally associated with contracting with foreign suppliers, including currency exchange fluctuations, political and economic instability, trade restrictions, including export controls, and changes in tariff and freight rates. Accordingly, we may experience problems in timelines and the adequacy or quality of product deliveries, any of which could have a material adverse effect on our results of operations.

WE FACE RISKS ASSOCIATED WITH DISPOSAL OR RESTRUCTURING ACTIVITIES.

As part of our fab-lite strategy, in December 2006, we announced plans to sell our Heilbronn, Germany, and North Tyneside, United Kingdom, manufacturing facilities. However, reducing our wafer fabrication capacity involves significant potential costs and delays, particularly in Europe, where the extensive statutory protection of employees imposes substantial costs and delays on their employers when the market requires downsizing. Such costs and delays include compensation to employees and local government agencies, requirements and approvals of governmental and judicial bodies, and losses of or requirement to repay governmental subsidies. We may experience labor union objections or other difficulties while implementing a downsizing. Any such difficulties that we experience would harm our business and operating results, either by deterring needed downsizing or by the additional costs of accomplishing it in Europe relative to America or Asia.

We continue to evaluate the existing restructuring and asset impairment reserves related to previously implemented restructuring plans. As a result, there may be additional restructuring charges or reversals of previously established reserves. However, we may incur additional restructuring and asset impairment charges in connection with any restructuring plans adopted in the future. Any such restructuring or asset impairment charges recorded in the future could significantly harm our business and operating results. See Notes 16 and 17 to Notes to Consolidated Financial Statements for further discussion.

IF WE ARE UNABLE TO IMPLEMENT NEW MANUFACTURING TECHNOLOGIES OR FAIL TO ACHIEVE ACCEPTABLE MANUFACTURING YIELDS, OUR BUSINESS WOULD BE HARMED.

Whether demand for semiconductors is rising or falling, we are constantly required by competitive pressures in the industry to successfully implement new manufacturing technologies in order to reduce the geometries of our semiconductors and produce more integrated circuits per wafer. We are developing processes that support effective feature sizes as small as 0.13-microns, and we are studying how to implement advanced manufacturing processes with even smaller feature sizes such as 0.065-microns.

Fabrication of our integrated circuits is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. Whether through the use of our foundries or third party manufacturers, we may experience problems in achieving acceptable yields in the manufacture of wafers, particularly during a transition in the manufacturing process technology for our products.

We have previously experienced production delays and yield difficulties in connection with earlier expansions of our wafer fabrication capacity or transitions in manufacturing process technology. Production delays or difficulties in achieving acceptable yields at any of our fabrication facilities or at the fabrication facilities of our third party manufacturers could materially and adversely affect our operating results. We may not be able to obtain the additional cash from operations or external financing necessary to fund the implementation of new manufacturing technologies.

WE HAVE NOT BEEN IN COMPLIANCE WITH SEC REPORTING REQUIREMENTS AND NASDAQ LISTING REQUIREMENTS. IF WE ARE UNABLE TO ATTAIN COMPLIANCE WITH, OR THEREAFTER REMAIN IN COMPLIANCE WITH SEC REPORTING REQUIREMENTS AND NASDAQ LISTING

REQUIREMENTS, THERE MAY BE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND OUR STOCKHOLDERS.

As a consequence of the Audit Committee investigation into our historical stock option practices and resulting restatements of our financial statements, we have not been able to file our periodic reports with the SEC on a timely basis and continue to face the possibility of delisting of our stock from the NASDAQ Global Select Market. We have now filed this Annual Report on Form 10-K for the year ended December 31, 2006, and our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2006 and September 30, 2006. We were not able to file our Quarterly Report for the quarter ended March 31, 2007 on a timely basis. See the "Explanatory Note" immediately preceding Part I, Item 1 and Note 2, "Restatements of Consolidated Financial Statements," to Consolidated Financial Statements of this Form 10-K for further discussion. Until we have returned to full compliance with SEC reporting requirements and NASDAQ listing requirements, the possibility of a NASDAQ delisting exists. If this happens, the price of our stock and the ability of our stockholders to trade in our stock would be adversely affected. In addition, we would be subject to a number of restrictions regarding the registration of our stock under federal securities laws, and we would not be able to allow our employees to exercise their outstanding options, which could adversely affect our business and results of operations.

As a result of the delayed filing of our Quarterly Report on Form 10-Q for the quarters ended June 30, 2006, September 30, 2006, and March 31, 2007, as well as this Form 10-K, we will be ineligible to register our securities on Form S-3 for sale by us or resale by others until one year from the date the last delinquent filing is made. We may use Form S-1 to raise capital or complete acquisitions, but doing so could increase transaction costs and adversely impact our ability to raise capital or complete acquisitions of other companies in a timely manner.

WE MAY FACE THIRD PARTY INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT COULD BE COSTLY TO DEFEND AND RESULT IN LOSS OF SIGNIFICANT RIGHTS.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which on occasion have resulted in significant and often protracted and expensive litigation. We have from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering our products or processes. In the past, we have received specific allegations from major companies alleging that certain of our products infringe patents owned by such companies. In order to avoid the significant costs associated with our defense in litigation involving such claims, we may license the use of the technologies that are the subject of these claims from such companies and be required to make corresponding royalty payments, which may harm our operating results.

We have in the past been involved in intellectual property infringement lawsuits, which harmed our operating results and are currently involved in intellectual property infringement lawsuits, which may harm our future operating results. We are currently involved in several intellectual property infringement lawsuits. Although we intend to vigorously defend against any such lawsuits, we may not prevail given the complex technical issues and inherent uncertainties in patent and intellectual property litigation. Moreover, the cost of defending against such litigation, in terms of management time and attention, legal fees and product delays, could be substantial, whatever the outcome. If any patent or other intellectual property claims against us are successful, we may be prohibited from using the technologies subject to these claims, and if we are unable to obtain a license on acceptable terms, license a substitute technology, or design new technology to avoid infringement, our business and operating results may be significantly harmed.

We have several cross-license agreements with other companies. In the future, it may be necessary or advantageous for us to obtain additional patent licenses from existing or other parties, but these license agreements may not be available to us on acceptable terms, if at all.

OUR MARKETS ARE HIGHLY COMPETITIVE, AND IF WE DO NOT COMPETE EFFECTIVELY, WE MAY SUFFER PRICE REDUCTIONS, REDUCED REVENUES, REDUCED GROSS MARGINS, AND LOSS OF MARKET SHARE.

We compete in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout our product line, we compete with a number of large

semiconductor manufacturers, such as AMD, Cypress, Freescale, Fujitsu, Hitachi, IBM, Infineon, Intel, LSI Logic, Microchip, Philips, Renesas, Samsung, Sharp, Spansion, STMicroelectronics, Texas Instruments and Toshiba. Some of these competitors have substantially greater financial, technical, marketing and management resources than we do. As we have introduced new products we are increasingly competing directly with these companies, and we may not be able to compete effectively. We also compete with emerging companies that are attempting to sell products in specialized markets that our products address. We compete principally on the basis of the technical innovation and performance of our products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. During the last several years, we have experienced significant price competition in several business segments, especially in our nonvolatile memory segment for EPROM, Serial EEPROM, and Flash memory products, as well as in our commodity microcontrollers and smart cards. We expect continuing competitive pressures in our markets from existing competitors and new entrants, new technology and cyclical demand, which, among other factors, will likely maintain the recent trend of declining average selling prices for our products.

In addition to the factors described above, our ability to compete successfully depends on a number of factors, including the following:

- our success in designing and manufacturing new products that implement new technologies and processes;
- our ability to offer integrated solutions using our advanced nonvolatile memory process with other technologies;
- the rate at which customers incorporate our products into their systems;
- product introductions by our competitors;
- the number and nature of our competitors in a given market;
- the incumbency of our competitors at potential new customers;
- our ability to minimize production costs by outsourcing our manufacturing, assembly and testing functions; and
- general market and economic conditions.

Many of these factors are outside of our control, and we may not be able to compete successfully in the future.

WE MAY BE SUBJECT TO ADVERSE FINDINGS FROM ADDITIONAL AUDIT COMMITTEE INVESTIGATIONS INTO IMPROPER BUSINESS PRACTICES.

In addition to the investigation into stock option granting practices, the Audit Committee of Atmel's Board of Directors, with the assistance of independent legal counsel and forensic accountants, conducted independent investigations into (a) certain proposed investments in high yield securities that were being contemplated by our former Chief Executive Officer during the period from 1999 to 2002 and bank transfers related thereto, and (b) alleged payments from certain of our customers to employees at one of our Asian subsidiaries. The Audit Committee has completed its investigations, including its review of the impact on our consolidated financial statements for the year ended December 31, 2006, and prior periods, and concluded that there was no impact on such consolidated financial statements. However, we can give no assurances that subsequent information will not be discovered that may cause the Audit Committee to reopen such reviews. In addition, government agencies, including local authorities in Asia, may initiate their own review into these and related matters. At this time, we cannot predict the outcome of such reviews, if any. An adverse finding in any of these matters could lead to future delays in filing our subsequent SEC reports and delisting of our common stock from the NASDAQ Global Select Market, and result in additional management time being diverted and additional legal and other costs that could have a material adverse effect on our business, financial condition and results of operations.

WE FACE VARIOUS RISKS ASSOCIATED WITH A POTENTIAL CHANGE OF CONTROL OF OUR BOARD OF DIRECTORS.

Pursuant to the order of the Delaware Chancery Court, on May 18, 2007, Atmel held a Special Meeting of Stockholders to consider and vote on a proposal by George Perlegos, our former Chairman, President and CEO, to remove five members of our Board of Directors and to replace them with five persons nominated by Mr. Perlegos. On June 1, 2007, following final tabulation of votes and certification by IVS Associates, Inc., the independent inspector of elections for the Special Meeting, we announced that stockholders had rejected the proposal considered at the Special Meeting.

Prior to the Special Meeting, Atmel also received a notice from Mr. Perlegos indicating his intent to nominate eight persons for election to our Board of Directors at our Annual Meeting of Stockholders to be held on July 25, 2007.

On June 5, 2007, Atmel received notice that Mr. Perlegos will not solicit proxies from Atmel's shareholders as to any issue, including the makeup of Atmel's Board of Directors, in connection with Atmel's annual meeting to be held in July 2007. There can be no assurance that Atmel will not face another proxy contest in the future, which would be time-consuming, expensive and disruptive to normal business operations.

WE MUST KEEP PACE WITH TECHNOLOGICAL CHANGE TO REMAIN COMPETITIVE.

The average selling prices of our products historically have decreased over the products' lives and are expected to continue to do so. As a result, our future success depends on our ability to develop and introduce new products which compete effectively on the basis of price and performance and which address customer requirements. We are continually designing and commercializing new and improved products to maintain our competitive position. These new products typically are more technologically complex than their predecessors, and thus have increased potential for delays in their introduction.

The success of new product introductions is dependent upon several factors, including timely completion and introduction of new product designs, achievement of acceptable fabrication yields and market acceptance. Our development of new products and our customers' decision to design them into their systems can take as long as three years, depending upon the complexity of the device and the application. Accordingly, new product development requires a long-term forecast of market trends and customer needs, and the successful introduction of our products may be adversely affected by competing products or by technologies serving the markets addressed by our products. Our qualification process involves multiple cycles of testing and improving a product's functionality to ensure that our products operate in accordance with design specifications. If we experience delays in the introduction of new products, our future operating results could be harmed.

In addition, new product introductions frequently depend on our development and implementation of new process technologies, and our future growth will depend in part upon the successful development and market acceptance of these process technologies. Our integrated solution products require more technically sophisticated sales and marketing personnel to market these products successfully to customers. We are developing new products with smaller feature sizes, the fabrication of which will be substantially more complex than fabrication of our current products. If we are unable to design, develop, manufacture, market and sell new products successfully, our operating results will be harmed. Our new product development, process development, or marketing and sales efforts may not be successful, our new products may not achieve market acceptance, and price expectations for our new products may not be achieved, any of which could harm our business.

OUR OPERATING RESULTS ARE HIGHLY DEPENDENT ON OUR INTERNATIONAL SALES AND OPERATIONS, WHICH EXPOSES US TO VARIOUS POLITICAL AND ECONOMIC RISKS.

Sales to customers outside the U.S. accounted for 86%, 87% and 83% of net revenues in 2006, 2005 and 2004, respectively. We expect that revenues derived from international sales will continue to represent a significant portion of net revenues. International sales and operations are subject to a variety of risks, including:

- greater difficulty in protecting intellectual property;

- reduced flexibility and increased cost of staffing adjustments, particularly in France and Germany;
- longer collection cycles;
- potential unexpected changes in regulatory practices, including export license requirements, trade barriers, tariffs and tax laws, environmental and privacy regulations; and
- general economic and political conditions in these foreign markets.

Further, we purchase a significant portion of our raw materials and equipment from foreign suppliers, and we incur labor and other operating costs in foreign currencies, particularly at our French, German and U.K. manufacturing facilities. As a result, our costs will fluctuate along with the currencies and general economic conditions in the countries in which we do business, which could harm our operating results.

Approximately 81%, 83% and 76% of our net revenues in 2006, 2005 and 2004, respectively, were denominated in U.S. dollars. Approximately 52%, 56% and 52% of net revenues were generated in Asia in 2006, 2005 and 2004, respectively.

OUR OPERATIONS AND FINANCIAL RESULTS COULD BE HARMED BY NATURAL DISASTERS OR TERRORIST ACTS.

Since the terrorist attacks on the World Trade Center and the Pentagon in 2001, certain insurance coverage has either been reduced or made subject to additional conditions by our insurance carriers, and we have not been able to maintain all necessary insurance coverage at reasonable cost. Instead, we have relied to a greater degree on self-insurance. For example, we now self-insure property losses up to $10 million per event. Our headquarters, some of our manufacturing facilities, the manufacturing facilities of third party foundries and some of our major vendors' and customers' facilities are located near major earthquake faults and in potential terrorist target areas. If a major earthquake or other disaster or a terrorist act impacts us and insurance coverage is unavailable for any reason, we may need to spend significant amounts to repair or replace our facilities and equipment, we may suffer a temporary halt in our ability to manufacture and transport product and we could suffer damages of an amount sufficient to harm our business, financial condition and results of operations.

A LACK OF EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING COULD RESULT IN AN INABILITY TO ACCURATELY REPORT OUR FINANCIAL RESULTS, WHICH COULD LEAD TO A LOSS OF INVESTOR CONFIDENCE IN OUR FINANCIAL REPORTS AND HAVE AN ADVERSE EFFECT ON OUR STOCK PRICE.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, deficiencies in our internal controls. Evaluations of the effectiveness of our internal controls in the future may lead our management to determine that internal control over financial reporting is no longer effective. Such conclusions may result from our failure to implement controls for changes in our business, or deterioration in the degree of compliance with our policies or procedures.

A failure to maintain effective internal control over financial reporting, including a failure to implement effective new controls to address changes in our business could result in a material misstatement of our consolidated financial statements or otherwise cause us to fail to meet our financial reporting obligations. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

OUR DEBT LEVELS COULD HARM OUR ABILITY TO OBTAIN ADDITIONAL FINANCING, AND OUR ABILITY TO MEET OUR DEBT OBLIGATIONS WILL BE DEPENDENT UPON OUR FUTURE PERFORMANCE.

As of December 31, 2006, our total debt was $169 million compared to $388 million at December 31, 2005. The decrease is primarily a result of the redemption of the zero coupon convertible notes, due 2021. On May 23, 2006, substantially all of the convertible notes outstanding were redeemed for $144 million. The remaining balance

of $1 million was called by the Company in June 2006. Our long-term debt less current portion to equity ratio was 0.06 and 0.14 at December 31, 2006 and 2005, respectively. Increases in our debt-to-equity ratio could adversely affect our ability to obtain additional financing for working capital, acquisitions or other purposes and make us more vulnerable to industry downturns and competitive pressures.

Certain of our debt facilities contain terms that subject us to financial and other covenants. We were not in compliance with covenants requiring timely filing of U.S. GAAP financial statements as of December 31, 2006, and, as a result, requested waivers from our lenders to avoid default under these facilities. Waivers were received from all but one lender, and as a result of not receiving a waiver from that lender, we reclassified $23 million of non-current liabilities related to assets held for sale to current liabilities related to assets held for sale on our consolidated balance sheet as of December 31, 2006.

From time to time our ability to meet our debt obligations will depend upon our ability to raise additional financing and on our future performance and ability to generate substantial cash flow from operations, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to meet debt obligations or otherwise are obliged to repay any debt prior to its due date, our available cash would be depleted, perhaps seriously, and our ability to fund operations harmed. In addition, our ability to service long-term debt in the U.S. or to obtain cash for other needs from our foreign subsidiaries may be structurally impeded, as a substantial portion of our operations are conducted through our foreign subsidiaries. Our cash flow and ability to service debt are partially dependent upon the liquidity and earnings of our subsidiaries as well as the distribution of those earnings, or repayment of loans or other payments of funds by those subsidiaries, to the U.S. parent corporation. These foreign subsidiaries are separate and distinct legal entities and may have limited or no obligation, contingent or otherwise, to pay any amounts to us, whether by dividends, distributions, loans or any other form.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE.

Although in July 2006 we sold our Grenoble, France, subsidiary and in December 2006 we announced our plan to sell the Heilbronn and North Tyneside fabrication facilities, we intend to continue to make capital investments to support new products and manufacturing processes that achieve manufacturing cost reductions and improved yields. Currently, we expect our total 2007 capital expenditures to be $70 to $92 million. We may seek additional equity or debt financing to fund operations or to fund other projects. The timing and amount of such capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for products, product mix, changes in semiconductor industry conditions and competitive factors. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms.

PROBLEMS THAT WE EXPERIENCE WITH KEY CUSTOMERS OR DISTRIBUTORS MAY HARM OUR BUSINESS.

Our ability to maintain close, satisfactory relationships with large customers is important to our business. A reduction, delay, or cancellation of orders from our large customers would harm our business. The loss of one or more of our key customers, or reduced orders by any of our key customers, could harm our business and results of operations. Moreover, our customers may vary order levels significantly from period to period, and customers may not continue to place orders with us in the future at the same levels as in prior periods.

We sell many of our products through distributors. Our distributors could experience financial difficulties or otherwise reduce or discontinue sales of our products. Our distributors could commence or increase sales of our competitors' products. In any of these cases, our business could be harmed. In addition, in the short-term our revenues in Asia may decrease as we optimize our distributor base in Asia. It may take time for us to identify financially viable distributors and help them develop quality support services. This process may result in short-term revenue loss, particularly in the third and fourth quarters of fiscal 2007. There can be no assurances that we will be able to manage this optimization process in an efficient and timely manner.

WE ARE NOT PROTECTED BY LONG-TERM CONTRACTS WITH OUR CUSTOMERS.

We do not typically enter into long-term contracts with our customers, and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. In the event of an early termination by one of our major customers, it is unlikely that we will be able to rapidly replace that revenue source, which would harm our financial results.

OUR FAILURE TO SUCCESSFULLY INTEGRATE BUSINESSES OR PRODUCTS WE HAVE ACQUIRED COULD DISRUPT OR HARM OUR ONGOING BUSINESS.

We have from time to time acquired, and may in the future acquire additional, complementary businesses, facilities, products and technologies. Achieving the anticipated benefits of an acquisition depends, in part, upon whether the integration of the acquired business, products or technology is accomplished in an efficient and effective manner. Moreover, successful acquisitions in the semiconductor industry may be more difficult to accomplish than in other industries because such acquisitions require, among other things, integration of product offerings, manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of such integration may be increased by the need to coordinate geographically separated organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining two different corporate cultures.

The integration of operations following an acquisition requires the dedication of management resources that may distract attention from the day-to-day business, and may disrupt key research and development, marketing or sales efforts. The inability of management to successfully integrate any future acquisition could harm our business. Furthermore, products acquired in connection with acquisitions may not gain acceptance in our markets, and we may not achieve the anticipated or desired benefits of such transactions.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATIONS, WHICH COULD IMPOSE UNANTICIPATED REQUIREMENTS ON OUR BUSINESS IN THE FUTURE. ANY FAILURE TO COMPLY WITH CURRENT OR FUTURE ENVIRONMENTAL REGULATIONS MAY SUBJECT US TO LIABILITY OR SUSPENSION OF OUR MANUFACTURING OPERATIONS.

We are subject to a variety of international, federal, state and local governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. Increasing public attention has been focused on the environmental impact of semiconductor operations. Although we have not experienced any material adverse effect on our operations from environmental regulations, any changes in such regulations or in their enforcement may impose the need for additional capital equipment or other requirements. If for any reason we fail to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations, we could be subject to substantial liability or our manufacturing operations could be suspended.

We also could face significant costs and liabilities in connection with product take-back legislation. We record a liability for environmental remediation and other environmental costs when we consider the costs to be probable and the amount of the costs can be reasonably estimated. The EU has enacted the Waste Electrical and Electronic Equipment Directive, which makes producers of electrical goods, including computers and printers, financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. The deadline for the individual member states of the EU to enact the directive in their respective countries was August 13, 2004 (such legislation, together with the directive, the "WEEE Legislation"). Producers participating in the market became financially responsible for implementing these responsibilities beginning in August 2005. Our potential liability resulting from the WEEE Legislation may be substantial. Similar legislation has been or may be enacted in other jurisdictions, including in the United States, Canada, Mexico, China and Japan, the cumulative impact of which could be significant.

WE DEPEND ON CERTAIN KEY PERSONNEL, AND THE LOSS OF ANY KEY PERSONNEL MAY SERIOUSLY HARM OUR BUSINESS.

Our future success depends in large part on the continued service of our key technical and management personnel, and on our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and in the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, none of whom is subject to an employment agreement for a specified term or a post-employment noncompetition agreement, could harm our business.

BUSINESS INTERRUPTIONS COULD HARM OUR BUSINESS.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. In addition, business interruption insurance may not be enough to compensate us for losses that may occur and any losses or damages incurred by us as a result of business interruptions could significantly harm our business.

SYSTEM INTEGRATION DISRUPTIONS COULD HARM OUR BUSINESS.

We periodically make enhancements to our integrated financial and supply chain management systems. This process is complex, time-consuming and expensive. Operational disruptions during the course of this process or delays in the implementation of these enhancements could impact our operations. Our ability to forecast sales demand, ship products, manage our product inventory and record and report financial and management information on a timely and accurate basis could be impaired due to these enhancements.

PROVISIONS IN OUR RESTATED CERTIFICATE OF INCORPORATION, BYLAWS AND PREFERRED SHARES RIGHTS AGREEMENT MAY HAVE ANTI-TAKEOVER EFFECTS.

Certain provisions of our Restated Certificate of Incorporation, Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, voting rights, preferences and privileges and restrictions of those shares without the approval of our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, by making it more difficult for a third party to acquire a majority of our stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders. We have no present plans to issue shares of preferred stock.

We also have a preferred shares rights agreement with Equiserve Trust Company, N.A., as rights agent, dated as of September 4, 1996, amended and restated on October 18, 1999 and amended as of November 7, 2001, which gives our stockholders certain rights that would likely delay, defer or prevent a change of control of Atmel in a transaction not approved by our board of directors.

OUR STOCK PRICE HAS FLUCTUATED IN THE PAST AND MAY CONTINUE TO FLUCTUATE IN THE FUTURE.

The market price of our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our common stock may be significantly affected by factors such as the announcement of new products or product enhancements by us or our competitors, technological innovations by us or our competitors, quarterly variations in our results of operations, changes in earnings estimates by market analysts and general market conditions or market conditions specific to particular industries. Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us specifically could result in an immediate and adverse effect on the market price of our stock. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many high technology companies, often unrelated to the operating performance of the specific companies.

of Directors wrongfully cancelled or rescinded a call for a special meeting of Atmel's stockholders, and sought an order requiring the holding of the special meeting of stockholders. In the Section 225 action, plaintiffs alleged that their termination was the product of an invalidly noticed board meeting and improperly constituted committees acting with gross negligence and in bad faith. They further alleged that there was no basis in law or fact to remove them from their positions for cause, and sought an order declaring that they continue in their positions as President and Chief Executive Officer, and Executive Vice President, Office of the President, respectively. For both actions, plaintiffs sought costs, reasonable attorneys' fees and any other appropriate relief. The Section 220 action, which sought access to corporate records, was dismissed in 2006.

Regarding the Delaware actions, a trial was held in October 2006, the court held argument in December 2006, issued a Memorandum Opinion in February 2007, and granted a Final Order on March 15, 2007. Regarding the Section 211 action, the Court ruled in favor of the plaintiffs with regards to calling a Special Meeting of Stockholders.

Pursuant to the order of the Delaware Chancery Court, the Company held a Special Meeting of Stockholders on May 18, 2007 to consider and vote on a proposal by George Perlegos, our former Chairman, President and Chief Executive Officer, to remove five members of our Board of Directors and to replace them with five persons nominated by Mr. Perlegos. On June 1, 2007, following final tabulation of votes and certification by IVS Associates, Inc., the independent inspector of elections for the Special Meeting, we announced that stockholders had rejected the proposal considered at the Special Meeting.

Prior to the Special Meeting, Atmel also received a notice from Mr. Perlegos indicating his intent to nominate eight persons for election to the Company's Board of Directors at its Annual Meeting of Stockholders to be held on July 25, 2007. On June 5, 2007, Atmel received notice that Mr. Perlegos will not solicit proxies from Atmel's shareholders as to any issue, including the makeup of Atmel's Board of Directors, in connection with Atmel's annual meeting to be held in July 2007.

In the Section 225 action, the court found that the plaintiffs had not demonstrated any right to hold any office of Atmel. On April 13, 2007, George Perlegos and Gust Perlegos filed an appeal to the Supreme Court of the State of Delaware with respect to the Section 225 action. On April 27, 2007, Atmel filed a cross-appeal in the Supreme Court of the State of Delaware relating to the Section 225 claims. On May 23, 2007, George Perlegos and Gust Perlegos withdrew their appeal with respect to the Section 225 action.

In January 2007, we received a subpoena from the Department of Justice ("DOJ") requesting information relating to Atmel's past stock option grants and related accounting matters. In August 2006, the Company received a letter from the SEC making an informal inquiry and request for information on the same subject matters. In August 2006, Atmel received Information Document Requests from the Internal Revenue Service ("IRS") regarding Atmel's investigation into misuse of corporate travel funds and investigation into backdating of stock options. We are cooperating fully with DOJ, SEC and IRS inquiries and intend to continue to do so. These inquiries likely will require us to expend significant management time and incur significant legal and other expenses, and could result in civil and criminal actions seeking, among other things, injunctions against Atmel and the payment of significant fines and penalties by Atmel, which may adversely affect its results of operations and cash flows. We cannot predict how long it will take or how much more time and resources we will have to expend to resolve these government inquiries, nor can we predict the outcome of these inquiries.

On November 3, 2006, George Perlegos filed an administrative complaint against Atmel with the federal Occupational Safety & Health Administration ("OSHA") asserting that he was wrongfully terminated by Atmel's Board of Directors in violation of the Sarbanes-Oxley Act. More specifically, Mr. Perlegos alleges that Atmel terminated him in retaliation for his providing information to Atmel's Audit Committee regarding suspected wire fraud and mail fraud by Atmel's former travel manager and its third-party travel agent. Mr. Perlegos seeks reinstatement, costs, attorneys' fees, and damages in an unspecified amount. On December 11, 2006, Atmel responded to the complaint, asserting that Mr. Perlegos' claims are without merit and that he was terminated, along with three other senior executives, for the misuse of corporate travel funds. OSHA has made no determination yet as to whether it will dismiss the complaint or pursue a further investigation. If the matter is not dismissed, Atmel intends to defend against the claims vigorously.

WE DEPEND ON CERTAIN KEY PERSONNEL, AND THE LOSS OF ANY KEY PERSONNEL MAY SERIOUSLY HARM OUR BUSINESS.

Our future success depends in large part on the continued service of our key technical and management personnel, and on our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and in the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, none of whom is subject to an employment agreement for a specified term or a post-employment noncompetition agreement, could harm our business.

BUSINESS INTERRUPTIONS COULD HARM OUR BUSINESS.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. In addition, business interruption insurance may not be enough to compensate us for losses that may occur and any losses or damages incurred by us as a result of business interruptions could significantly harm our business.

SYSTEM INTEGRATION DISRUPTIONS COULD HARM OUR BUSINESS.

We periodically make enhancements to our integrated financial and supply chain management systems. This process is complex, time-consuming and expensive. Operational disruptions during the course of this process or delays in the implementation of these enhancements could impact our operations. Our ability to forecast sales demand, ship products, manage our product inventory and record and report financial and management information on a timely and accurate basis could be impaired due to these enhancements.

PROVISIONS IN OUR RESTATED CERTIFICATE OF INCORPORATION, BYLAWS AND PREFERRED SHARES RIGHTS AGREEMENT MAY HAVE ANTI-TAKEOVER EFFECTS.

Certain provisions of our Restated Certificate of Incorporation, Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, voting rights, preferences and privileges and restrictions of those shares without the approval of our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, by making it more difficult for a third party to acquire a majority of our stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders. We have no present plans to issue shares of preferred stock.

We also have a preferred shares rights agreement with Equiserve Trust Company, N.A., as rights agent, dated as of September 4, 1996, amended and restated on October 18, 1999 and amended as of November 7, 2001, which gives our stockholders certain rights that would likely delay, defer or prevent a change of control of Atmel in a transaction not approved by our board of directors.

OUR STOCK PRICE HAS FLUCTUATED IN THE PAST AND MAY CONTINUE TO FLUCTUATE IN THE FUTURE.

The market price of our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our common stock may be significantly affected by factors such as the announcement of new products or product enhancements by us or our competitors, technological innovations by us or our competitors, quarterly variations in our results of operations, changes in earnings estimates by market analysts and general market conditions or market conditions specific to particular industries. Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us specifically could result in an immediate and adverse effect on the market price of our stock. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many high technology companies, often unrelated to the operating performance of the specific companies.

ACCOUNTING FOR EMPLOYEE STOCK OPTIONS USING THE FAIR VALUE METHOD COULD SIGNIFICANTLY REDUCE OUR NET INCOME OR INCREASE OUR NET LOSS.

In December 2004, the FASB issued SFAS No. 123R, which is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), and supersedes our previous accounting under APB No. 25.

We adopted SFAS No. 123R effective January 1, 2006, using the modified prospective transition method and our consolidated financial statements as of December 31, 2006 are based on this method. In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated to reflect the impact of SFAS No. 123R.

We have elected to adopt FSP No. FAS 123(R)-3 to calculate our pool of windfall tax benefits.

SFAS No. 123R requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest will be recognized as expense over the requisite service periods in our consolidated statements of operations. Prior to January 1, 2006, we accounted for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123 (and further amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123"). Under the intrinsic value method, stock-based compensation expense was recognized in our consolidated statements of operations for stock based awards granted to employees when the exercise price of these awards was less than the fair market value of the underlying stock at the date of grant.

Loss from continuing operations in 2006 was increased by stock-based compensation expense of $8 million calculated in accordance with SFAS No. 123R.

OUR FOREIGN PENSION PLANS ARE UNFUNDED, AND ANY REQUIREMENT TO FUND THESE PLANS IN THE FUTURE COULD NEGATIVELY IMPACT OUR CASH POSITION AND OPERATING CAPITAL.

We sponsor defined benefit pension plans that cover substantially all our French and German employees. Plan benefits are managed in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. Long-term pension benefits payable totaled $53 million at December 31, 2006 and 2005. The plans are non-funded, in compliance with local statutory regulations, and we have no immediate intention of funding these plans. Benefits are paid when amounts become due, commencing when participants retire. Cash funding for benefits to be paid for 2007 is expected to be approximately $1.1 million. Should legislative regulations require complete or partial funding of these plans in the future, it could negatively impact our cash position and operating capital.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable.

ITEM 2. *PROPERTIES*

At December 31, 2006, we owned the major facilities described below:

Number of Buildings	Location	Total Square Feet	Use
1	San Jose, California	291,000	Headquarters offices, research and development, sales and marketing, product design, final product testing
6	Colorado Springs, Colorado	603,000	Wafer fabrication, research and development, marketing, product design, final product testing
1 (a)(b)	Irving, Texas	650,000	Wafer fabrication, research and development facility (Unoccupied)
5	Rousset, France	815,000	Wafer fabrication, research and development, marketing, product design, final product testing
4	Heilbronn, Germany	778,000	Wafer fabrication, research and development, marketing, product design, final product testing (74% of square footage is leased to other companies)
9 (b)	North Tyneside, United Kingdom	753,000	Wafer fabrication, research and development
2	Calamba City, Philippines	338,000	Final product testing

(a) On May 1, 2007, we announced the sale of our Irving, Texas, wafer fabrication facility for approximately $37 million in cash. The sale of the facility includes approximately 39 acres of land, the fabrication facility building, and related offices, and remaining equipment. An additional 17 acres was retained by the Company. We do not expect to record a material gain or loss on the sale, following the impairment charge recorded in the fourth quarter of 2006.

(b) We reclassified the assets of the North Tyneside, United Kingdom, and the Irving, Texas, facilities as assets held for sale in the consolidated balance sheet as of December 31, 2006. See Notes 16 and 22 in Notes to Consolidated Financial Statements for further discussion.

In addition to the facilities we own, we lease numerous research and development facilities and sales offices in North America, Europe and Asia. We believe that existing facilities are adequate for our current requirements.

Atmel does not identify facilities or other assets by operating segment. Each facility serves or supports multiple products and the product mix changes frequently.

ITEM 3. *LEGAL PROCEEDINGS*

Atmel currently is party to various legal proceedings. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the results of operations, cash flows and financial position of Atmel. The estimate of the potential impact on the Company's financial position or overall results of operations or cash flows for the legal proceedings described below could change in the future. The Company has accrued for all losses related to litigation that the Company considers probable and the loss can be reasonably estimated.

On August 7, 2006, George Perlegos, Atmel's former President and Chief Executive Officer, and Gust Perlegos, Atmel's former Executive Vice President, Office of the President, filed three actions in Delaware Chancery Court against Atmel and some of its officers and directors under Sections 211, 220 and 225 of the Delaware General Corporation Law. In the Section 211 action, plaintiffs alleged that on August 6, 2006, the Board

of Directors wrongfully cancelled or rescinded a call for a special meeting of Atmel's stockholders, and sought an order requiring the holding of the special meeting of stockholders. In the Section 225 action, plaintiffs alleged that their termination was the product of an invalidly noticed board meeting and improperly constituted committees acting with gross negligence and in bad faith. They further alleged that there was no basis in law or fact to remove them from their positions for cause, and sought an order declaring that they continue in their positions as President and Chief Executive Officer, and Executive Vice President, Office of the President, respectively. For both actions, plaintiffs sought costs, reasonable attorneys' fees and any other appropriate relief. The Section 220 action, which sought access to corporate records, was dismissed in 2006.

Regarding the Delaware actions, a trial was held in October 2006, the court held argument in December 2006, issued a Memorandum Opinion in February 2007, and granted a Final Order on March 15, 2007. Regarding the Section 211 action, the Court ruled in favor of the plaintiffs with regards to calling a Special Meeting of Stockholders.

Pursuant to the order of the Delaware Chancery Court, the Company held a Special Meeting of Stockholders on May 18, 2007 to consider and vote on a proposal by George Perlegos, our former Chairman, President and Chief Executive Officer, to remove five members of our Board of Directors and to replace them with five persons nominated by Mr. Perlegos. On June 1, 2007, following final tabulation of votes and certification by IVS Associates, Inc., the independent inspector of elections for the Special Meeting, we announced that stockholders had rejected the proposal considered at the Special Meeting.

Prior to the Special Meeting, Atmel also received a notice from Mr. Perlegos indicating his intent to nominate eight persons for election to the Company's Board of Directors at its Annual Meeting of Stockholders to be held on July 25, 2007. On June 5, 2007, Atmel received notice that Mr. Perlegos will not solicit proxies from Atmel's shareholders as to any issue, including the makeup of Atmel's Board of Directors, in connection with Atmel's annual meeting to be held in July 2007.

In the Section 225 action, the court found that the plaintiffs had not demonstrated any right to hold any office of Atmel. On April 13, 2007, George Perlegos and Gust Perlegos filed an appeal to the Supreme Court of the State of Delaware with respect to the Section 225 action. On April 27, 2007, Atmel filed a cross-appeal in the Supreme Court of the State of Delaware relating to the Section 225 claims. On May 23, 2007, George Perlegos and Gust Perlegos withdrew their appeal with respect to the Section 225 action.

In January 2007, we received a subpoena from the Department of Justice ("DOJ") requesting information relating to Atmel's past stock option grants and related accounting matters. In August 2006, the Company received a letter from the SEC making an informal inquiry and request for information on the same subject matters. In August 2006, Atmel received Information Document Requests from the Internal Revenue Service ("IRS") regarding Atmel's investigation into misuse of corporate travel funds and investigation into backdating of stock options. We are cooperating fully with DOJ, SEC and IRS inquiries and intend to continue to do so. These inquiries likely will require us to expend significant management time and incur significant legal and other expenses, and could result in civil and criminal actions seeking, among other things, injunctions against Atmel and the payment of significant fines and penalties by Atmel, which may adversely affect its results of operations and cash flows. We cannot predict how long it will take or how much more time and resources we will have to expend to resolve these government inquiries, nor can we predict the outcome of these inquiries.

On November 3, 2006, George Perlegos filed an administrative complaint against Atmel with the federal Occupational Safety & Health Administration ("OSHA") asserting that he was wrongfully terminated by Atmel's Board of Directors in violation of the Sarbanes-Oxley Act. More specifically, Mr. Perlegos alleges that Atmel terminated him in retaliation for his providing information to Atmel's Audit Committee regarding suspected wire fraud and mail fraud by Atmel's former travel manager and its third-party travel agent. Mr. Perlegos seeks reinstatement, costs, attorneys' fees, and damages in an unspecified amount. On December 11, 2006, Atmel responded to the complaint, asserting that Mr. Perlegos' claims are without merit and that he was terminated, along with three other senior executives, for the misuse of corporate travel funds. OSHA has made no determination yet as to whether it will dismiss the complaint or pursue a further investigation. If the matter is not dismissed, Atmel intends to defend against the claims vigorously.

From July through September 2006, six stockholder derivative lawsuits were filed (three in the U.S. District Court for the Northern District of California and three in Santa Clara County Superior Court) by persons claiming to be Company stockholders and purporting to act on Atmel's behalf, naming Atmel as a nominal defendant and some of its current and former officers and directors as defendants. The suits contain various causes of action relating to the timing of stock option grants awarded by Atmel. The federal cases were consolidated and an amended complaint was filed on November 3, 2006. Atmel and the individual defendants have each moved to dismiss the consolidated amended complaint on various grounds. The state derivative cases have been consolidated. In April 2006, a consolidated derivative complaint was filed in the state court action and Atmel moved to stay it. Atmel believes that the filing of the derivative actions was unwarranted and intends to vigorously contest them.

On March 23, 2007, Atmel filed a complaint in the U.S. District Court for the Northern District of California against George Perlegos and Gust Perlegos. In the lawsuit, Atmel asserts that the Perlegoses are using false and misleading proxy materials in violation of Section 14(a) of the federal securities laws to wage their proxy campaign to replace Atmel's President and Chief Executive Officer and all of Atmel's independent directors. Further, Atmel asserts that the Perlegos group, in violation of federal securities laws, has failed to file a Schedule 13D as required, leaving stockholders without the information about the Perlegoses and their plans that is necessary for stockholders to make an informed assessment of the Perlegoses' proposal. In its complaint, Atmel has asked the Court to require the Perlegoses to comply with their disclosure obligations, and to enjoin them from using false and misleading statements to improperly solicit proxies as well as from voting any Atmel shares acquired during the period the Perlegoses were violating their disclosure obligations under the federal securities laws. On April 11, 2007, George Perlegos and Gust Perlegos filed a counterclaim with respect to such matters in the U.S. District Court for the Northern District of California seeking an injunction (a) prohibiting Atmel from making false and misleading statements and (b) requiring Atmel to publish and publicize corrective statements, and requesting an award of reasonable expenses and costs of this action. Atmel disputes the claims of George and Gust Perlegos and is vigorously defending this action.

In October 2006, an action was filed in First Instance labour court, Nantes, France on behalf of 46 former employees of Atmel's Nantes facility, claiming that the sale of the Nantes facility to MHS (XbyBus SAS) in December, 2005 was not a valid sale, and that these employees should still be considered employees of Atmel, with the right to claim social benefits from Atmel. The action is for unspecified damages. Atmel believes that the filing of this action is without merit and intends to vigorously defend the terms of the sale to MHS.

In January 2007, Quantum World Corporation filed a patent infringement suit in the United States District Court, Eastern District of Texas, naming Atmel as a co-defendant, along with a number of other electronics manufacturing companies. The plaintiff claims that the asserted patents allegedly cover a true random number generator and that the patents are used in the manufacture, use and offer for sale of certain Atmel products. The suit seeks damages from infringement and recovery of attorney fees and costs incurred. In March 2007, Atmel filed a counterclaim for declaratory relief that the patents are neither infringed nor valid. Atmel believes that the filing of this action is without merit and intends to vigorously defend against this action.

In March 2006, Atmel filed suit against AuthenTec in the United States District Court, Northern District of California, San Jose Division, alleging infringement of U.S. Patent No. 6,289,114, and on November 1, 2006, Atmel filed a First Amended Complaint adding claims for infringement of U.S. Patent No. 6,459,804. In November 2006, AuthenTec answered denying liability and counterclaimed seeking a declaratory judgment of non-infringement and invalidity, its attorneys' fees and other relief. In May 2007, AuthenTec filed a motion to dismiss for lack of subject matter jurisdiction. In April 2007, AuthenTec filed, but has not served, an action against Atmel for declaratory relief in the United States District Court for the Middle District of Florida that the patents asserted against it by Atmel in the action pending in the Northern District of California are neither infringed nor valid. Atmel believes that AuthenTech's claims are without merit and intends to vigorously pursue and defend these actions.

Agere Systems, Inc. ("Agere") filed suit in the United States District Court, Eastern District of Pennsylvania in February 2002, alleging patent infringement regarding certain semiconductor and related devices manufactured by Atmel. The complaint sought unspecified damages, costs and attorneys' fees. Atmel disputed Agere's claims. A jury trial for this action commenced on March 1, 2005, and on March 22, 2005, the jury found Agere's patents invalid. Subsequently, a retrial was granted, and scheduled for the second quarter of 2006. In June 2006, the parties

signed a confidential settlement agreement that included dismissal of the lawsuit, and terms whereby Atmel agreed to pay an undisclosed amount.

In 2005, Atmel filed suit against one of its insurers (the "Insurance Litigation") regarding reimbursements for settlement and legal costs related to the Seagate case settled in May 2005. In June 2006, Atmel entered into a confidential settlement and mutual release agreement with the insurer whereby it recovered a portion of the litigation and settlement costs.

Net settlement costs of $6 million resulting from the Agere and Insurance Litigation proceedings were included within selling, general, and administrative expense for the year ended December 31, 2006.

From time to time, the Company may be notified of claims that the Company may be infringing patents issued to other parties and may subsequently engage in license negotiations regarding these claims.

Indemnification Obligations. On August 7, 2006, George and Gust Perlegos and two other Atmel senior executives were terminated for cause by a special independent committee of Atmel's Board of Directors following an eight-month investigation into the misuse of corporate travel funds. Subject to certain limitations, the Company is obligated to indemnify its current and former directors, officers and employees in connection with the investigation of the Company's historical stock option practices and related government inquiries and litigation. These obligations arise under the terms of the Company's certificate of incorporation, its bylaws, applicable contracts, and Delaware and California law. The obligation to indemnify generally means that the Company is required to pay or reimburse the individuals' reasonable legal expenses and possibly damages and other liabilities incurred in connection with these matters. The Company is currently paying or reimbursing legal expenses being incurred in connection with these matters by a number of its current and former directors, officers and employees. The Company believes the fair value of any required future payments under this liability is adequately provided for within the reserves it has established for currently pending legal proceedings.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

There were no matters submitted to a vote of security holders during the fourth quarter of 2006.

Executive Officers of the Registrant

The executive officers of Atmel, who are elected by and serve at the discretion of the Board of Directors, and their ages, are as follows (ages are as of February 28, 2007):

Name	Age	Position
Steven Laub	48	President and Chief Executive Officer and Director
Tsung-Ching Wu	56	Executive Vice President, Office of the President and Director
Robert Avery	58	Vice President Finance and Chief Financial Officer
Robert McConnell	62	Vice President and General Manager, RF and Automotive Segment
Bernard Pruniaux	65	Vice President and General Manager, ASIC Segment
Steve Schumann	47	Vice President and General Manager, Non-Volatile Memory Segment
Graham Turner	47	Vice President and General Manager, Microcontroller Segment

Steven Laub, Atmel's President and Chief Executive Officer, has served as a director of Atmel since February 2006. Mr. Laub was from 2005 to August 2006 a technology partner at Golden Gate Capital Corporation, a private equity buyout firm, and the Executive Chairman of Teridian Semiconductor Corporation, a fabless semiconductor company. From November 2004 to January 2005, Mr. Laub was President and Chief Executive Officer of Silicon Image, Inc., a provider of semiconductor solutions. Prior to that time, Mr. Laub spent 13 years in executive positions (including President, Chief Operating Officer and member of the Board of Directors) at Lattice Semiconductor

Corporation, a supplier of programmable logic devices and related software. Prior to joining Lattice Semiconductor, Mr. Laub was a vice president and partner at Bain and Company, a global strategic consulting firm. Mr. Laub holds a degree in economics from the University of California, Los Angeles, (BA) and a degree from Harvard Law School (JD).

Tsung-Ching Wu has served as a director of Atmel since 1985, as Vice President, Technology from January 1986 to January 1996, as Executive Vice President and General Manager from January 1996 to 2001 and as Executive Vice President, Office of the President since 2001. Mr. Wu holds degrees in electrical engineering from the National Taiwan University (B.S.), the State University of New York at Stony Brook (M.S.) and the University of Pennsylvania (Ph.D.).

Robert Avery has served as Atmel's Vice President Finance and Chief Financial Officer since July 2005. Prior to such time, Mr. Avery served in various management positions in Atmel's finance department since joining Atmel in 1989 as Finance Manager in Atmel's Colorado Springs Operations (including Vice President and Corporate Director of Finance, June 2003 — July 2005; Corporate Director of Finance, 1998 — 2003; and Finance Manager, 1989 — 1998). Prior to joining Atmel, Mr. Avery spent six years with Honeywell Inc. in various financial positions and six years providing audit services with Peat, Marwick, Mitchell & Co. Mr. Avery holds a B.S. degree in Accounting from Michigan State University.

Robert McConnell has served as Atmel's Vice President and General Manager, RF and Automotive Segment since January 2003. Prior to joining Atmel, Mr. McConnell was President and Chief Executive Officer of Cypress MicroSystems, a semiconductor company and subsidiary of Cypress Semiconductor Corporation, from September 1999 to December 2002. From January 1972 to September 1999, Mr. McConnell was Vice President and General Manager, Embedded Processor Division at Advanced Micro Devices, Inc. a semiconductor manufacturer. Mr. McConnell holds a B.S.E.E. degree from Northwestern University and an M.B.A. from Pepperdine University.

Bernard Pruniaux has served as Atmel's Vice President and General Manager, ASIC Segment since November 2001 and as Chief Executive Officer of Atmel Rousset from May 1995 to November 2001. Mr. Pruniaux holds a master's degree in electrical engineering from Ecole Superieure d'Ingenieurs in Toulouse, France, and a PhD from the LETI in Grenoble, France.

Steve Schumann has served as Atmel's Vice President and General Manager, Non-Volatile Memory Segment since January 2002, as Vice President of Non-Volatile Memory Products from February 1996 to January 2002, and prior to February 1996 he held various other positions (including Managing Director of EEPROM and Flash Products) since joining Atmel in 1985. Mr. Schumann holds a B.S. in electrical engineering and computer science from the University of California, Berkeley.

Graham Turner has served as Atmel's Vice President and General Manager, Microcontroller Segment since October 2001, as Vice President of European Operations from 1993 to October 2001, and has held various other positions since joining Atmel in 1989.

PART II

ITEM 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Atmel's Common Stock is traded on the NASDAQ Stock Market's Global Select Market (previously the Nasdaq National Market) under the symbol "ATML." The last reported price for our stock on June 4, 2007, was

$5.68. The following table presents the high and low sales prices per share for our Common Stock as quoted on the NASDAQ Global Select Market for the periods indicated.

	High	Low
Year ended December 31, 2005:		
First Quarter	$4.03	$2.85
Second Quarter	$3.09	$2.05
Third Quarter	$2.85	$1.97
Fourth Quarter	$3.59	$1.99
Year ended December 31, 2006:		
First Quarter	$5.10	$3.06
Second Quarter	$5.71	$4.22
Third Quarter	$6.43	$3.71
Fourth Quarter	$6.38	$4.79

As of June 4, 2007, there were approximately 1,960 stockholders of record of Atmel's Common Stock. Because many of our shares of Common Stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

No cash dividends have been paid on the Common Stock, and we currently have no plans to pay cash dividends in the future.

ITEM 6. *SELECTED FINANCIAL DATA*

The following tables include selected summary financial data for each of our last five fiscal years and includes adjustments to reflect the classification of the results of our Grenoble, France, subsidiary as Discontinued Operations. See Note 18 to Notes to Consolidated Financial Statements. As discussed in Note 2, "Restatements of Consolidated Financial Statements," to Consolidated Financial Statements, our selected financial data as of and for our fiscal years ended December 31, 2005, 2004, 2003 and 2002, have been restated to correct our past accounting for stock options and other accounting adjustments. This data should be read in conjunction with Item 8, "Financial Statements and Supplementary Data," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
		As previously reported	As previously reported	As previously reported	As previously reported
(In thousands, except per share data)					
Net revenues	$1,670,887	$1,561,107	$1,552,440	$1,237,095	$1,102,454
Income (loss) from continuing operations before income taxes	$ (73,702)	$ (63,358)	$ 13,804	$ (116,263)	$ (566,024)
Loss from continuing operations	$ (98,651)	$ (49,174)	$ (13,207)	$ (125,521)	$ (653,065)
Income from discontinued operations, net of taxes	12,969	16,276	10,773	7,525	11,269
Gain on sale of discontinued operations, net of taxes	100,332	—	—	—	—
Net income (loss)	$ 14,650	$ (32,898)	$ (2,434)	$ (117,996)	$ (641,796)
Basic and diluted income (loss) per common share:					
Loss from continuing operations	$ (0.20)	$ (0.10)	$ (0.03)	$ (0.27)	$ (1.40)
Income from discontinued operations, net of taxes	0.02	0.03	0.02	0.02	0.03
Gain on sale of discontinued operations, net of taxes	0.21	—	—	—	—
Net income (loss) per common share — basic and diluted	$ 0.03	$ (0.07)	$ (0.01)	$ (0.25)	$ (1.37)
Weighted-average shares used in computing basic and diluted net income (loss) per share	487,413	481,534	476,063	469,869	466,949

	As of December 31,				
	2006	2005	2004	2003	2002
		Adjustments	Adjustments	Adjustments	Adjustments
Cash and cash equivalents	$—	$ —	$ —	$ —	$ —
Cash and cash equivalents plus short -term investments	—	—	—	—	—
Fixed assets, net	—	—	—	—	—
Total assets	—	6,591	2,230	4,127	(200)
Long-term debt less current portion	—	—	—	—	—
Stockholders' equity	—	(2,920)	(4,028)	(14,353)	(24,512)

	As of December 31,				
	2006	2005	2004	2003	2002
		As restated	As restated	As restated	As restated
Cash and cash equivalents	$ 410,480	$ 300,323	$ 346,350	$ 385,887	$ 346,371
Cash and cash equivalents plus short-term investments	466,744	348,255	405,208	431,054	445,802
Fixed assets, net(4)	514,349	874,618	1,185,727	1,101,400	1,031,666
Total assets	1,818,539	1,933,936	2,331,236	2,158,817	2,302,359
Long-term debt less current portion(5)	60,020	133,479	323,950	357,796	447,774
Stockholders' equity(1)	953,894	937,371	1,107,568	1,003,764	944,631

(1) We recorded stock-based compensation expense (benefit) of $(2) million, $(9) million, $10 million and $31 million in 2005, 2004, 2003 and 2002, respectively, as a result of improper measurement dates, repricing errors, modifications and related payroll and tax impact. As part of the restatement, for the years ended December 31, 2005, 2004, 2003 and 2002, we recorded additional non-cash adjustments that were previously identified and considered not to be material to our consolidated financial statements, relating primarily to the timing of revenue recognition and related reserves, recognition of grant benefits, accruals for litigation and other expenses, reversal of income tax expense related to unrealized foreign exchange translation gain and asset impairment charges. These adjustments reduced (increased) net loss by $(2) million, $8 million and $(7) million in 2005, 2003 and 2002.

(2) We recorded impairment charges of $83 million, $13 million, $27 million and $341 million in 2006, 2005, 2003 and 2002, respectively, and restructuring and other charges of $39 million, $18 million and $42 million in 2006, 2005 and 2002, respectively, related to employee termination costs, as well as industry changes and the related realignment of our businesses in response to those changes.

(3) On July 31, 2006, we sold our Grenoble, France, subsidiary to e2v technologies plc, a British corporation, for approximately $140 million. We recorded a gain on the sale of approximately $100 million, net of assets transferred, working capital adjustments and accrued income taxes.

(4) Includes adjustments of $16 million, $19 million, $20 million and $17 million in 2005, 2004, 2003 and 2002, respectively, to reflect the divestiture of our Grenoble, France, subsidiary as Discontinued Operations. Fixed assets, net was also reduced for the respective periods by the impairments discussed in (2) above. We reclassified $123 million in fixed assets to assets held for sale as of December 31, 2006, relating to our North Tyneside, United Kingdom, and Irving, Texas, facilities.

(5) On May 23, 2006, substantially all of the convertible notes outstanding were redeemed for approximately $144 million. The remaining balance of approximately $1 million was called by the Company in June 2006. Debt obligations of $23 million have been reclassified and included within liabilities related to assets held for sale at December 31, 2006.

(6) On January 1, 2006, we adopted SFAS No. 123R "Share-Based Payment." It requires us to measure all employee stock-based compensation awards using a fair value method and record such expense in our consolidated financial statements. As a result, we recorded pre-tax, stock-based compensation expense of $9 million for the year ended December 31, 2006 under SFAS No. 123R.

ITEM 6. *SELECTED FINANCIAL DATA*

The following tables include selected summary financial data for each of our last five fiscal years and includes adjustments to reflect the classification of the results of our Grenoble, France, subsidiary as Discontinued Operations. See Note 18 to Notes to Consolidated Financial Statements. As discussed in Note 2, "Restatements of Consolidated Financial Statements," to Consolidated Financial Statements, our selected financial data as of and for our fiscal years ended December 31, 2005, 2004, 2003 and 2002, have been restated to correct our past accounting for stock options and other accounting adjustments. This data should be read in conjunction with Item 8, "Financial Statements and Supplementary Data," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
(In thousands, except per share data)		As previously reported	As previously reported	As previously reported	As previously reported
Net revenues	$1,670,887	$1,561,107	$1,552,440	$1,237,095	$1,102,454
Income (loss) from continuing operations before income taxes	$ (73,702)	$ (63,358)	$ 13,804	$ (116,263)	$ (566,024)
Loss from continuing operations	$ (98,651)	$ (49,174)	$ (13,207)	$ (125,521)	$ (653,065)
Income from discontinued operations, net of taxes	12,969	16,276	10,773	7,525	11,269
Gain on sale of discontinued operations, net of taxes	100,332	—	—	—	—
Net income (loss)	$ 14,650	$ (32,898)	$ (2,434)	$ (117,996)	$ (641,796)
Basic and diluted income (loss) per common share:					
Loss from continuing operations	$ (0.20)	$ (0.10)	$ (0.03)	$ (0.27)	$ (1.40)
Income from discontinued operations, net of taxes	0.02	0.03	0.02	0.02	0.03
Gain on sale of discontinued operations, net of taxes	0.21	—	—	—	—
Net income (loss) per common share — basic and diluted	$ 0.03	$ (0.07)	$ (0.01)	$ (0.25)	$ (1.37)
Weighted-average shares used in computing basic and diluted net income (loss) per share	487,413	481,534	476,063	469,869	466,949

(In thousands, except per share data)	Year Ended December 31, 2006	2005 Adjustments(1)	2004 Adjustments(1)	2003 Adjustments(1)	2002 Adjustments(1)
Net revenues(1)	$ —	$ —	$ —	$ (800)	$ (1,900)
Income (loss) from continuing operations before income taxes(1)	$ —	$ 668	$ 5,038	$ (10,532)	$ (13,257)
Income (loss) from continuing operations(1)	$ —	$ (453)	$ 7,705	$ (2,487)	$ (36,486)
Income from discontinued operations, net of taxes(1)	—	—	1,101	(100)	(900)
Gain on sale of discontinued operations, net of taxes	—	—	—	—	—
Net income (loss)(1)	$ —	$ (453)	$ 8,806	$ (2,587)	$ (37,386)
Basic and diluted income (loss) per common share:					
Loss from continuing operations	$ —	$ (0.00)	$ 0.02	$ (0.00)	$ (0.08)
Income from discontinued operations, net of taxes	—	—	0.00	(0.00)	(0.00)
Gain on sale of discontinued operations, net of taxes	—	—	—	—	—
Net income (loss) per common share — basic and diluted	$ —	$ (0.00)	$ 0.02	$ (0.00)	$ (0.08)
Weighted-average shares used in computing basic and diluted net income (loss) per share	487,413	481,534	476,063	469,869	466,949

(In thousands, except per share data)	Year Ended December 31, 2006	2005 As restated	2004 As restated	2003 As restated	2002 As restated
Net revenues	$1,670,887	$1,561,107	$1,552,440	$1,236,295	$1,100,554
Income (loss) from continuing operations before income taxes(2)(6)	$ (73,702)	$ (62,690)	$ 18,842	$ (126,795)	$ (579,281)
Loss from continuing operations	$ (98,651)	$ (49,627)	$ (5,502)	$ (128,008)	$ (689,551)
Income from discontinued operations, net of taxes(2)	12,969	16,276	11,874	7,425	10,369
Gain on sale of discontinued operations, net of taxes(3)	100,332	—	—	—	—
Net income (loss)	$ 14,650	$ (33,351)	$ 6,372	$ (120,583)	$ (679,182)
Basic and diluted net income (loss) per common share:					
Loss from continuing operations	$ (0.20)	$ (0.10)	$ (0.01)	$ (0.27)	$ (1.48)
Income from discontinued operations, net of taxes	0.02	0.03	0.02	0.01	0.03
Gain on sale of discontinued operations, net of taxes	0.21	—	—	—	—
Net income (loss) per common share — basic and diluted	$ 0.03	$ (0.07)	$ 0.01	$ (0.26)	$ (1.45)
Weighted-average shares used in computing basic and diluted net income (loss) per share	487,413	481,534	476,063	469,869	466,949

	As of December 31, 2006	2005 As previously reported	2004 As previously reported	2003 As previously reported	2002 As previously reported
Cash and cash equivalents	$ 410,480	$ 300,323	$ 346,350	$ 385,887	$ 346,371
Cash and cash equivalents plus short-term investments	466,744	348,255	405,208	431,054	445,802
Fixed assets, net	514,349	874,618	1,185,727	1,101,400	1,031,666
Total assets	1,818,539	1,927,345	2,329,006	2,154,690	2,302,559
Long-term debt less current portion	60,020	133,479	323,950	357,796	447,774
Stockholders' equity	953,894	940,291	1,111,596	1,018,117	969,143

	As of December 31,				
	2006	2005 Adjustments	2004 Adjustments	2003 Adjustments	2002 Adjustments
Cash and cash equivalents	$—	$ —	$ —	$ —	$ —
Cash and cash equivalents plus short -term investments	—	—	—	—	—
Fixed assets, net	—	—	—	—	—
Total assets	—	6,591	2,230	4,127	(200)
Long-term debt less current portion	—	—	—	—	—
Stockholders' equity	—	(2,920)	(4,028)	(14,353)	(24,512)

	As of December 31,				
	2006	2005 As restated	2004 As restated	2003 As restated	2002 As restated
Cash and cash equivalents	$ 410,480	$ 300,323	$ 346,350	$ 385,887	$ 346,371
Cash and cash equivalents plus short-term investments	466,744	348,255	405,208	431,054	445,802
Fixed assets, net(4)	514,349	874,618	1,185,727	1,101,400	1,031,666
Total assets	1,818,539	1,933,936	2,331,236	2,158,817	2,302,359
Long-term debt less current portion(5)	60,020	133,479	323,950	357,796	447,774
Stockholders' equity(1)	953,894	937,371	1,107,568	1,003,764	944,631

(1) We recorded stock-based compensation expense (benefit) of $(2) million, $(9) million, $10 million and $31 million in 2005, 2004, 2003 and 2002, respectively, as a result of improper measurement dates, repricing errors, modifications and related payroll and tax impact. As part of the restatement, for the years ended December 31, 2005, 2004, 2003 and 2002, we recorded additional non-cash adjustments that were previously identified and considered not to be material to our consolidated financial statements, relating primarily to the timing of revenue recognition and related reserves, recognition of grant benefits, accruals for litigation and other expenses, reversal of income tax expense related to unrealized foreign exchange translation gain and asset impairment charges. These adjustments reduced (increased) net loss by $(2) million, $8 million and $(7) million in 2005, 2003 and 2002.

(2) We recorded impairment charges of $83 million, $13 million, $27 million and $341 million in 2006, 2005, 2003 and 2002, respectively, and restructuring and other charges of $39 million, $18 million and $42 million in 2006, 2005 and 2002, respectively, related to employee termination costs, as well as industry changes and the related realignment of our businesses in response to those changes.

(3) On July 31, 2006, we sold our Grenoble, France, subsidiary to e2v technologies plc, a British corporation, for approximately $140 million. We recorded a gain on the sale of approximately $100 million, net of assets transferred, working capital adjustments and accrued income taxes.

(4) Includes adjustments of $16 million, $19 million, $20 million and $17 million in 2005, 2004, 2003 and 2002, respectively, to reflect the divestiture of our Grenoble, France, subsidiary as Discontinued Operations. Fixed assets, net was also reduced for the respective periods by the impairments discussed in (2) above. We reclassified $123 million in fixed assets to assets held for sale as of December 31, 2006, relating to our North Tyneside, United Kingdom, and Irving, Texas, facilities.

(5) On May 23, 2006, substantially all of the convertible notes outstanding were redeemed for approximately $144 million. The remaining balance of approximately $1 million was called by the Company in June 2006. Debt obligations of $23 million have been reclassified and included within liabilities related to assets held for sale at December 31, 2006.

(6) On January 1, 2006, we adopted SFAS No. 123R "Share-Based Payment." It requires us to measure all employee stock-based compensation awards using a fair value method and record such expense in our consolidated financial statements. As a result, we recorded pre-tax, stock-based compensation expense of $9 million for the year ended December 31, 2006 under SFAS No. 123R.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

You should read the following discussion of our financial condition and results of operations in conjunction with our Consolidated Financial Statements and the related "Notes to Consolidated Financial Statements", and "Financial Statement Schedules" and "Supplementary Financial Data" included in this Annual Report on Form 10-K. This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, particularly statements regarding our outlook for 2007 (including intended cost reduction efforts and the impact associated with the adoption of new accounting standards) and our expectations regarding the effects of exchange rates. Our actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, risks and uncertainties, including the risk factors set forth in this discussion, and under the caption "ITEM 1A RISK FACTORS," and elsewhere in this Form 10-K. Generally, the words "may," "will," "could," "would," "anticipate," "expect," "intend," "believe," "seek," "estimate," "plan," "view," "continue," the plural of such terms, the negatives of such terms, or other comparable terminology and similar expressions identify forward-looking statements. The information included in this Form 10-K is provided as of the filing date with the SEC and future events or circumstances could differ significantly from the forward-looking statements included herein. Accordingly, we caution readers not to place undue reliance on such statements. Atmel undertakes no obligation to update any forward-looking statements in this Form 10-K.

Restatements of Consolidated Financial Statements

This Annual Report on Form 10-K for the fiscal year ended December 31, 2006, includes restatements of the following previously filed financial statements and data (and related disclosures): (1) our consolidated financial statements as of December 31, 2005 and for our fiscal years ended December 31, 2005 and 2004; (2) our selected financial data as of and for our fiscal years ended December 31, 2005, 2004, 2003 and 2002, (3) our management's discussion and analysis of financial condition and results of operations as of and for our fiscal years ended December 31, 2005 and 2004, and (4) our unaudited quarterly financial information for the first quarter in our fiscal year ended December 31, 2006, and for all quarters in our fiscal year ended December 31, 2005. All restatements are a result of an independent stock option investigation conducted by the Audit Committee of the Board of Directors. See Note 2, "Restatements of Consolidated Financial Statements," to Consolidated Financial Statements for a detailed discussion of the effect of the restatements.

Financial information included in the reports on Form 10-K, Form 10-Q and Form 8-K filed by us prior to August 10, 2006, and all earnings press releases and similar communications issued by us prior to August 10, 2006, should not be relied upon and are superseded in their entirety by this Report and Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by us with the Securities and Exchange Commission on or after August 10, 2006.

Audit Committee Investigation of Historical Stock Option Practices

In early July 2006, the Company began a voluntary internal review of its historical stock option granting practices. Following a review of preliminary findings, the Company announced on July 25, 2006, that the Audit Committee of the Company's Board of Directors had initiated an independent investigation regarding the timing of the Company's past stock option grants and other related issues. The Audit Committee, with the assistance of independent legal counsel and forensic accountants, determined that the actual measurement dates for certain stock option grants differed from the recorded measurement dates used for financial accounting purposes for such stock option grants.

On October 30, 2006, the Company announced that financial statements for all annual and interim periods prior to that date should no longer be relied upon due to errors in recording stock-based compensation expense. Specifically, this notice of non-reliance applied to the three year period ended December 31, 2005, included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005, the financial statements for the interim periods contained in the Quarterly Reports on Form 10-Q filed with respect to each of these years, the

financial statements included in the Company's Quarterly Report on Form 10-Q for the first quarter of 2006, as well as financial statements for fiscal years prior to December 31, 2003.

Results of Audit Committee Investigation

The Audit Committee's investigation was completed in April 2007. The investigation covered 110 stock option grants to approximately 4,250 recipients for all grant dates during the period from January 1, 1997 through August 3, 2006. The Audit Committee extended the scope of the original review by having the Company conduct an analysis of 92 additional stock option grants during the period from March 19, 1991, the date of the Company's initial public offering, to December 31, 1996.

In connection with the investigation, independent legal counsel and the forensic accountants analyzed more than 1,000,000 pages of hard copy documents, over 600,000 electronic documents, and conducted interviews of 63 current and former directors, officers, and employees. Based on the investigation, the Audit Committee concluded that:

(1) Certain stock option grants were priced retroactively,

(2) These incorrectly recorded stock option grants had incorrect measurement dates for financial accounting purposes and were not accounted for correctly in the Company's previously issued financial statements,

(3) During 1998, in two separate repricing programs, employees were allowed to elect stock options to be repriced after the stated repricing deadlines had expired,

(4) There was evidence that the October 1998 repricing offer was not communicated to employees until after the October 12, 1998 deadline to accept the repricing offer,

(5) Certain employees were allowed to record stock option exercises on dates other than the actual transaction date, thereby potentially reducing the taxable gain to the employee and reducing the tax deduction available to the Company,

(6) Stock option cancellation dates were changed to allow certain employees to both continue vesting and exercise stock options beyond the standard 30-day period following termination from the Company,

(7) All of the above actions were taken without required approvals, including approval by the Board of Directors, or the Compensation Committee of the Board of Directors, and

(8) Atmel's internal controls relating to the stock option granting process were inadequate, and there was an inadequate and inconsistent procedure at the Company for processing stock option grants.

As a result of the findings of the Audit Committee's investigation, the Company determined that material stock-based compensation adjustments were required due to measurement date errors resulting from retroactive pricing of stock options for the period beginning in April 1993 and continuing through January 2004. The Audit Committee found that such retroactive pricing was intentional and violated the terms of the Company's stock option plans. The Audit Committee found that, after January 2004, the Company improved stock option granting processes, and since that time, has granted stock options in accordance with the Company's stock option plans and approval procedures. The Company did not identify any material stock-based compensation adjustments that were required for grants made in periods after January 2004.

In accordance with Accounting Principles Bulletin ("APB") No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and related interpretations, with respect to periods through December 31, 2005, the Company should have recorded stock-based compensation expense to the extent that the fair market value of the Company's common stock on the stock option grant measurement date exceeded the exercise price of each stock option granted. For periods commencing January 1, 2006 (the beginning of fiscal year 2006), the Company has recorded stock-based compensation expense in accordance with SFAS No. 123(R), "Share-Based Payment," ("SFAS No. 123R"). Beginning in 2006, the incremental stock-based compensation expense resulting from errors identified in the investigation and subsequent management review is included in stock-based compensation expense accounted for under the provisions of SFAS No. 123R. Under the provisions of SFAS No. 123R, incremental stock-

based compensation expense resulting from errors identified related to previous stock option practices did not have a material impact to the consolidated statement of operations for the year ended December 31, 2006.

As a result of the measurement date and other errors identified in the Audit Committee's investigation and subsequent management review, the Company recorded aggregate non-cash stock-based compensation expenses for the period from 1993 through 2005 of approximately $116 million, plus associated payroll tax expense of $2 million, less related income tax benefit of $12 million, for total stock compensation expense, net of income tax of $106 million. These expenses had the effect of decreasing net income or increasing net loss and decreasing retained earnings or increasing accumulated deficit as previously reported in the Company's historical financial statements.

The stock compensation expense amounts were determined primarily utilizing guidance under APB No. 25 (intrinsic value-based expense), and were amortized ratably over the vesting term of the stock options. If a stock option was forfeited prior to vesting, the compensation expense recorded in the consolidated statement of operations in prior periods was reversed, as well as any remaining unamortized unearned stock-based compensation associated with the forfeited stock options. Accordingly, the net stock-based compensation expense amortized in the consolidated statement of operations is lower than the gross stock-based compensation expense calculated based on APB No. 25 (intrinsic-value based expense) at the grant date. A substantial portion of these revised compensation amounts would have been expensed in the consolidated statements of operations during the fiscal years from 1993 through 2005. As of December 31, 2005, the remaining APB No. 25 (intrinsic value-based) unamortized unearned stock-based compensation balance related to the errors identified during the investigation and subsequent management review was approximately $3 million. Following the adoption of SFAS No. 123R on January 1, 2006, this unamortized unearned stock-based compensation balance amount was eliminated against additional paid-in capital in the consolidated balance sheet.

We determined that the measurement date and other errors identified in the investigation involved the falsification of the Company's records, resulting in false information and representations provided to our independent registered public accounting firm and erroneous financial statements previously filed with the SEC.

The types of errors identified were as follows:

Improper Measurement Dates for Stock Option Grants. We determined that material stock-based compensation adjustments were required in connection with certain stock option grants that we made during fiscal years 1993 through 2004. During the period under review, we determined that 101 out of 202 stock option grants resulted in a correction to the previously used measurement dates, of which 53 of the grants resulted in recording additional stock-based compensation expense. For those grants determined to have been retroactively recorded, the time period between the grant date and the corrected measurement date ranged from 1 day to over three years.

Evidence of incorrect measurement dates included, but was not limited to, several different versions of stock option grant lists, "change-of-status" forms and "request for stock-options-grant" forms dated subsequent to original stock option measurement dates, delays in entering grant information into our stock administration database, Equity Edge, email correspondence, and handwritten comments on various documents. The investigation revealed that certain individual stock option grants were not finalized at the time they were approved by the Board of Directors or were never approved by the Board of Directors. There was no evidence that the Board approved the backdating of any stock options. Stock-based compensation expenses related to stock option grants with improper measurement dates included in restated financial statements for prior years, up to and including fiscal year 2005, totaled approximately $72 million, net of forfeitures.

Stock Option Repricing Programs. During 1998, we offered employees two opportunities to reprice outstanding stock options with exercise prices above certain values (commonly referred to as "out of the money" or "underwater" options) at the time of the repricing. Stock option repricing programs were offered with effective dates of January 14, 1998 and October 9, 1998 for all stock options priced above $4.25 and $1.98, respectively (adjusted for stock splits). Employees elected to reprice 6.7 million and 14.1 million stock options in the January and October 1998 repricing programs, respectively.

As a result of the investigation, the Audit Committee determined that some employees were allowed to elect stock options to be repriced after the stated effective dates, without the approval of the Board of Directors, thereby

allowing employees to reprice their stock options retroactively below the fair market value at the time of their acceptance of the repricing offer, which should have resulted in the recording of stock-based compensation expense.

Based on the revised measurement dates, the January 1998 repricing did not result in material compensation amounts related to employee elections to reprice stock options below fair market value on the date of election. However, the October 1998 repricing resulted in compensation expense of $24 million as determined under APB No. 25, net of forfeitures, for stock options repriced below market value on the date of election.

Delays in finalizing repricing elections for employee stock options also resulted in additional compensation expense attributable to FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation," ("FIN 44"), which became effective for any stock options repriced after December 15, 1998. The results of the investigation revealed that, due to the delay in communicating the stock option repricing program to employees, no employees elected to reprice their stock options before the effective date, and that 98% of employees elected to reprice their stock options after the December 15, 1998 transition date for FIN 44 accounting requirements. FIN 44 requires that the value of these stock option awards be remeasured at the end of each reporting period until the award is exercised, forfeited, or expires unexercised. The special transition rules for FIN 44 stipulated that the financial impact from stock option repricings after December 15, 1998 be delayed until the first reporting period after July 1, 2000, from which time compensation expense related to any increase in value for stock options which were earlier repriced, and were outstanding and unvested at July 1, 2000, was to be recorded, utilizing variable accounting provisions under FIN 44.

The October 1998 repricing resulted in additional cumulative compensation expenses totaling $13 million related to the FIN 44 transition rules where variable accounting provisions applied, based on the difference between the repricing value of $1.98 per share and the fair market value at the FIN 44 transition date of June 30, 2000 of $18.44 per share for unvested stock options outstanding as of June 30, 2000. Stock options repriced after December 15, 1998, which were outstanding and unvested at July 1, 2001, were subject to variable accounting adjustments for each reporting period after June 30, 2000 based on the fair market value of the Company's shares at the end of each period. Variable accounting adjustments could result in either an increase or a reduction to compensation expense, depending on whether the Company's share price increased or declined during the period. As a result, compensation expenses (credits) of $(0.5) million, $(1) million, $9 million, $(6) million, $4 million, and $7 million were recorded related to variable accounting for the October 1998 repricing program for the fiscal years 2005, 2004, 2003, 2002, 2001, and 2000, respectively.

In summary, stock-based compensation expenses related to stock option repricing programs included in restated financial statements for prior years, up to and including fiscal year 2005, totalled approximately $37 million, net of forfeitures.

Modifications to Stock Options for Terminated Employees and Other Related Issues. The investigation also identified a number of instances where Company actions resulted in modifications to stock option terms beyond those specified in the original terms of the grants, resulting in additional compensation expense. The investigation found that most of these modifications were not approved by the Board of Directors or the Compensation Committee and resulted from:

- Stock option cancellation dates that were changed to allow employees to exercise stock options beyond the standard 30-day period following termination of employment from the Company,
- Severance agreements offered to certain employees that allowed for continued vesting and rights to exercise stock options beyond the standard terms of the Company's stock option plans,
- Additional vesting and ability to exercise stock options for certain employees not terminated from the Company's Equity Edge database in a timely manner following their departure from the Company, due to administrative errors,
- Stock options awarded to certain employees after their date of termination, primarily due to administrative delays in processing stock option requests and the lack of systems to monitor employee status,
- Exercises of stock options after expiration of the 10-year term of the options.

The investigation also identified instances where certain employees' stock option exercises were backdated to dates other than the actual transaction date, thereby reducing the taxable gain to the employee and reducing the tax deduction available to us. In addition, there were instances where employee stock option grant dates preceded employee hire dates. Finally, certain employees were allowed to exercise stock options and defer settling with the Company for share purchase amounts and related payroll taxes under non-recourse loan arrangements.

Compensation expense from such modifications to stock options resulted from actions approved by former executives of the Company and inadvertent errors arising from the Company's lack of centralized personnel tracking systems. The cumulative compensation expenses for modifications to stock options and other related issues included in restated financial statements for prior years, up to and including fiscal year 2005, were approximately $7 million.

Evaluation of the Conduct of Management and the Board of Directors:

The Audit Committee considered the involvement of former and current members of management and the Board of Directors in the stock option grant process and concluded:

- The evidence did not give rise to concern about the integrity of any current or former outside director,
- The evidence did not give rise to concern about the integrity of any current officer, and
- The individuals who were primarily responsible for directing the backdating of stock options were George Perlegos, our former Chief Executive Officer, and Mike Ross, our former General Counsel.

George Perlegos was one of our founders, and was Atmel's Chief Executive Officer and Chairman of the Board from 1984 until August 2006. Based on evidence from the stock option investigation, the Audit Committee concluded that Mr. Perlegos was aware of, and often directed, the backdating of stock option grants. The evidence included testimony from stock administration employees and handwritten notations from Mr. Perlegos expressly directing stock administration employees to use prior Board meeting dates to determine stock option pricing for many employees' stock option grants. The evidence showed that Mr. Perlegos circumvented the Company's stock option plan requirements and granting procedures. The evidence indicated that Mr. Perlegos knew that stock option grants had to be approved by the Board and that the price for stock options should be set as of the date on which the Board approved the grant. There was evidence that, at least by 2002, Mr. Perlegos was informed about the accounting consequences of backdating stock options. However, the Audit Committee was unable to reach a conclusion as to whether Mr. Perlegos understood the accounting principles that apply to stock options, or whether he intended to manipulate the financial statements of the Company. Mr. Perlegos did not fully cooperate in the investigation. The evidence showed that Mr Perlegos did not receive a direct personal benefit from the backdating of stock options, and that Mr Perlegos did not receive any backdated stock options. Because of his involvement in the intentional backdating of stock options, the Audit Committee believed the evidence raised serious concerns regarding George Perlegos's management integrity with respect to the stock option process.

On August 5, 2006, George Perlegos and three other Atmel senior executives were terminated for cause by a special independent committee of Atmel's Board of Directors following an unrelated eight-month long investigation into the misuse of corporate travel funds.

Mike Ross was the Company's General Counsel from 1989 until August 2006. Based on evidence from the stock option investigation, the Audit Committee concluded that Mr. Ross handled communications with the Board of Directors regarding stock options and, during certain periods, supervised Atmel's stock administration department. The Audit Committee also concluded that Mr. Ross was aware of, and participated in the backdating of stock options. The evidence included witness testimony and documents that showed that Mr. Ross directed numerous changes to stock option lists approved by the Board of Directors, without the Board's knowledge or approval. Stock administration employees stated, and records showed, that Mr. Ross directed stock administration employees to issue backdated stock option grants to employees and directed or permitted other actions to be taken contrary to the terms of Atmel's stock option plans. The evidence from the investigation showed that Mr. Ross circumvented the Company's stock option plan requirements and granting procedures. The evidence indicated that Mr. Ross knew that the stock option grants must be approved by the Board and that the price for stock options should be set as of the date on which the Board approved the grant. There was evidence that, at least by 2002, Mr. Ross was informed about

accounting consequences of backdating stock options. The Committee was unable to conclude, however, whether Mr. Ross was aware of the accounting consequences of backdating stock options prior to 2002. The Committee was also unable to conclude whether Mr. Ross intended to manipulate the financial statements of the Company. There also was evidence that Mr. Ross personally benefited from the receipt of backdated stock options that were not approved by the Board of Directors, and that he backdated his exercises of his own stock options to dates on which the Company's stock price was at a period low, thereby potentially reducing his tax liability. Mr. Ross did not cooperate in the investigation. Because of his involvement in the intentional backdating of stock options and his other conduct, the Audit Committee believed the evidence indicated that Mike Ross lacked management integrity with respect to the stock option process.

Mr. Ross was one of the four Atmel senior executives who were terminated for cause on August 5, 2006, based upon the unrelated investigation into the misuse of corporate travel funds.

The evidence from the Audit Committee investigation did not raise similar concerns about other former officers.

Grant Date Determination Methodology

As part of its investigation, the Audit Committee determined whether the correct measurement dates had been used under applicable accounting principles for stock option awards. The measurement date corresponds to the date on which the option is deemed granted under applicable accounting principles, namely APB 25 and related interpretations, and is the first date on which all of the following are known: (1) the individual employee who is entitled to receive the option grant, (2) the number of options that an individual employee is entitled to receive, and (3) the option's exercise price.

For the period from March 1991 through July 2006, we maintained a practice of awarding stock options at monthly Board of Director meetings. During this period, approximately 186 monthly Board of Director meetings were held, each of which included approval of a schedule of employee stock option grants. In addition, there were 16 stock option grants approved by unanimous written consent during this same period. The Audit Committee's investigation and subsequent management review found that, during this period, certain stock option grant lists approved by the Board of Directors were changed after the meeting dates and the changes were not communicated to the Board of Directors. The changes included adding or removing employee names, increasing or decreasing the number of stock options awarded and changing grant dates. As a result, we determined that 101 out of 202 stock option awards were not finalized until after the original Board of Director meeting dates, or unanimous written consent effective dates, resulting in alternative measurement dates for accounting purposes. Of the 101 original award dates where stock option grant terms were not finalized, 53 grant dates resulted in a correction to the previously used measurement dates with fair market values above the original award's exercise price.

We found that contemporaneous documentation in the form of emails, faxes, or internal forms were sufficient to provide a basis for determining the most likely date when stock option grants were finalized for many grants, resulting in alternative measurement dates. However, for certain stock option grants, no reliable objective evidence could be located supporting a specific date on which the number of stock options, and the specific employees to be awarded stock options, were finalized. For these cases, we determined the date of entry into the Equity Edge database to be the most reliable measurement date for determining when the terms of the stock option grants were finalized.

The Chief Accountant of the SEC, Conrad Hewitt, published a letter on September 19, 2006 outlining the SEC staff's interpretation of specific accounting guidance under APB No. 25. In his letter, Mr. Hewitt advised registrants that "when changes to a list [of stock option award recipients] are made subsequent to the preparation of the list that was prepared on the award approval date, based on an evaluation of the facts and circumstances, the staff believes companies should conclude that either (a) the list that was prepared on the award approval date did not constitute a grant, in which case the measurement date for the entire award would be delayed until a final list has been determined or (b) the list that was prepared on the award approval date constituted a grant, in which case any subsequent changes to the list would be evaluated to determine whether a modification (such as a repricing) or cancellation has occurred [on an individual award basis]." The Company believes that application of conclusion (a) is appropriate under the circumstances observed during the period from 1993 through 2004.

Finalization of certain stock option grants was extended such that some employees exercised their stock options before the respective grant dates were finalized. In cases where exercises occurred before grant date finalization, the fair market value of the Company's common stock on the exercise date of the stock options was utilized to determine the related amount of compensation expense. For these stock options, the Company concluded that the date of exercise was the most appropriate date for determining that the stock option grant was finalized, and the Company used the fair market value on the stock option exercise date to calculate compensation expense. There were 922 stock options found to have been exercised before the revised measurement dates were finalized.

For the repricings offered to employees in 1998, alternative measurement dates were required because employee elections to reprice stock options were not finalized at the time of the stated repricing effective dates. For the January 1998 repricing, dated employee election forms served as the primary basis for determining the alternative measurement dates for each employee. For the October 1998 repricing, the date of entry into the Equity Edge database was deemed the most appropriate date for each employee's repricing election date.

Use of Judgment

In light of the significant judgment used by us in establishing revised measurement dates, alternative approaches to those we used could have resulted in different stock-based compensation expenses than those recorded in the restated consolidated financial statements. We considered various alternative approaches and believe that the approaches used were the most appropriate under the circumstances.

Costs of Restatement and Legal Activities

We have incurred substantial expenses for legal, accounting, tax and other professional services in connection with the Independent Investigation Team's investigation, our internal review and recertification procedures, the preparation of the December 31, 2006 consolidated financial statements and the restated consolidated financial statements, the SEC investigation and the derivative litigation.

These expenses were approximately $9 million for the year ended December 31, 2006, and we expect to incur an additional $5 to $7 million during the first six months of 2007. We expect to continue to incur significant expense in connection with the derivative litigation, the ongoing SEC investigation of our historical stock option practices, and our indemnity obligations related thereto, and other stock option investigation-related matters. There can be no assurance that our directors' and officers' liability insurance will be sufficient to cover these costs.

Restatement and Impact on Consolidated Financial Statements

As part of the restatement of the consolidated financial statements, the Company also recorded additional non-cash adjustments that were previously identified and considered to be immaterial. The cumulative after-tax benefit from recording these adjustments was $11 million for the period from 1993 through 2005. The accounting adjustments related primarily to the timing of revenue recognition and related reserves, recognition of grant benefits, accruals for litigation and other expenses, reversal of income tax expense related to unrealized foreign exchange translation gains, and asset impairment charges.

As a result of the errors identified, the Company restated its historical results of operations from fiscal year 1993 through fiscal year 2005 to record $94 million of additional stock-based compensation expense, and associated payroll tax expense, together with other accounting adjustments, net of related income tax effects. For 2005 and 2004, these errors resulted in an after-tax expense (benefit) to the statement of operations of $0.5 million and $(9) million, respectively. Additionally, the cumulative effect of the related after-tax expenses for periods prior to 2004 was $103 million. These additional stock-based compensation and other expenses were non-cash and had no impact on our reported cash, cash equivalents or marketable securities for each of the restated periods.

Prior to fiscal year 2002, we determined that it was more likely than not that it would realize the benefits of the future deductible amounts related to stock-based compensation expense. As a result, we recorded a cumulative tax benefit of $38 million through March 31, 2002. In fiscal year 2002, we recorded a valuation allowance of $26 million, related to tax benefits recognized in prior periods on the incremental stock-based compensation

expense, as management believed at that time, based on the weight of available evidence, it was more likely than not that the deferred tax assets would not be realized. As a result of the valuation allowance, we recorded no income tax benefit in periods subsequent to 2002 relating to the incremental stock-based compensation expense. The cumulative income tax benefit recorded by us, related to stock-based compensation expense for periods prior to 2006 was $12 million.

For those stock option grants determined to have incorrect measurement dates for accounting purposes and that had been originally issued as incentive stock options, or ISOs, we recorded a liability for payroll tax contingencies in the event such grants would not be respected as ISOs under the principles of the Internal Revenue Code ("IRC") and the regulations thereunder. We recorded expense and accrued liabilities for certain payroll tax contingencies related to incremental stock-based compensation totaling $2 million for all annual periods from our fiscal year 1993 through December 31, 2005. We recorded net payroll tax benefits in the amounts of $3 million and $10 million for our fiscal years 2005 and 2004, respectively. These benefits resulted from expiration of the related statute of limitations following payroll tax expense recorded in previous periods. The cumulative payroll tax expense for periods prior to fiscal year 2004 was $16 million.

We also considered the application of Section 409A of the IRC to certain stock option grants where, under APB No. 25, intrinsic value existed at the time of grant. In the event such stock options grants are not considered as issued at fair market value at the original grant date under principles of the IRC and the regulations thereunder and are subject to Section 409A, the Company is considering potential remedial actions that may be available. The Company does not expect to incur a material expense as a result of any such potential remedial actions.

Three of our stock option holders were subject to the December 31, 2006 deadline for Section 409A purposes. We are evaluating certain actions with respect to the outstanding options granted to non-officers and affected by Section 409A, as soon as possible after the filing of this Report. We estimate that the total cash payments required related to the adverse tax consequences of retroactively priced stock options granted to non-officers will be less than $1 million. These payment obligations are prospective and discretionary and will be recognized as expense in the period in which we make the decision to reimburse the employee.

The financial statement impact of the restatement of stock-based compensation expense and related payroll and income taxes, as well as other accounting adjustments, by year, is as follows (in thousands):

Fiscal Year	Adjustment to Stock-Based Compensation Expense	Adjustment to Payroll Tax Expense (Benefit)	Adjustment to Income Tax Expense (Benefit) Relating to Stock-Based Compensation and Payroll Tax Expense	Adjustment to Stock-Based Compensation Expense, Net of Payroll and Income Taxes	Other Adjustments, Net of Income Taxes	Total Restatement Expense (Benefit)
1993	$ 268	$ 1	$ (110)	$ 159		
1994	556	151	(293)	414		
1995	1,944	688	(799)	1,833		
1996	3,056	1,735	(1,449)	3,342		
1997	5,520	1,968	(2,516)	4,972		
1998	18,695	671	(6,147)	13,219		
1999	18,834	1,832	(6,955)	13,711		
2000	27,379	7,209	(11,576)	23,012		
2001	19,053	1,655	(5,988)	14,720		
2002	5,555	1,603	23,477	30,635		
2003	12,416	(1,980)	—	10,436		
Cumulative through December 31, 2003	113,276	15,533	(12,356)	116,453	$(13,638)	$102,815
2004	1,405	(10,395)	—	(8,990)	184	(8,806)
2005	1,561	(3,190)	—	(1,629)	2,082	453
Total	$116,242	$ 1,948	$(12,356)	$105,834	$(11,372)	$ 94,462

As a result of these adjustments, our audited consolidated financial statements and related disclosures as of December 31, 2005 and for each of the two years in the period ended December 31, 2005, have been restated.

For explanatory purposes and to assist in analysis of our consolidated financial statements, we have summarized below the stock option and other adjustments that were affected by the restatement (in thousands):

	Total Cumulative Adjustments through December 31, 2005	2005	2004	Total Cumulative Adjustments through December 31, 2003	2003	2002
Net loss as previously reported		**$(32,898)**	**$ (2,434)**		**$(117,996)**	**$(641,796)**
Total additional stock-based compensation expense (benefit) resulting from:						
Improper measurement dates for stock options	$ 72,326	1,778	2,110	$ 68,438	3,368	10,032
Stock option repricing errors	37,109	(472)	(773)	38,354	8,539	(5,154)
Other modifications to stock options	6,807	255	68	6,484	509	677
Payroll tax expense (benefit)	1,948	(3,190)	(10,395)	15,533	(1,980)	1,603
Total pre-tax stock option related adjustments	118,190	(1,629)	(8,990)	128,809	10,436	7,158
Income tax impact of stock option related adjustments	(12,356)	—	—	(12,356)	—	23,477
Total stock option related adjustments, net of income taxes	105,834	(1,629)	(8,990)	116,453	10,436	30,635
Other adjustments, net of income taxes	(11,372)	2,082	184	(13,638)	(7,849)	6,751
Total expense (benefit)	$ 94,462	453	(8,806)	$102,815	2,587	37,386
Net income (loss), as restated		**$(33,351)**	**$ 6,372**		**$(120,583)**	**$(679,182)**

The following table summarizes the stock-based compensation expenses and related payroll and income tax impact for the fiscal years 1993 through 2001 (in thousands):

	Years Ended December 31,				
	2001	2000	1999	1998	1997
Total additional stock-based compensation expense resulting from:					
Improper measurement dates for stock options	$12,249	$ 14,574	$12,622	$ 5,275	$ 4,494
Stock option repricing errors	6,547	10,423	4,829	13,170	—
Other modifications to stock options	257	2,382	1,383	250	1,026
Payroll tax expense	1,655	7,209	1,832	671	1,968
Total pre-tax stock option related adjustments	20,708	34,588	20,666	19,366	7,488
Income tax benefit	(5,988)	(11,576)	(6,955)	(6,147)	(2,516)
Total stock option related adjustments, net of income taxes	$14,720	$ 23,012	$13,711	$13,219	$ 4,972

	Years Ended December 31,			
	1996	1995	1994	1993
Total additional stock-based compensation expense resulting from:				
Improper measurement dates for stock options	$ 3,056	$1,944	$ 556	$ 268
Stock option repricing errors	—	—	—	—
Other modifications to stock options	—	—	—	—
Payroll tax expense	1,735	688	151	1
Total pre-tax stock option related adjustments	4,791	2,632	707	269
Income tax benefit	(1,449)	(799)	(293)	(110)
Total stock option related adjustments, net of income taxes	$ 3,342	$1,833	$ 414	$ 159

Government Inquiries Relating to Historical Stock Option Practices.

In January 2007, the Company received a subpoena from the Department of Justice ("DOJ") requesting information relating to its past stock option grants and related accounting matters. In August 2006, the Company received a letter from the SEC making an informal inquiry and request for information on the same subject matters. In August 2006, Atmel received Information Document Requests from the Internal Revenue Service ("IRS") regarding Atmel's investigation into misuse of corporate travel funds and investigation into backdating of stock options. We are cooperating fully with DOJ, SEC and IRS inquiries and intend to continue to do so. These inquiries likely will require us to expend significant management time and incur significant legal and other expenses, and could result in civil and criminal actions seeking, among other things, injunctions against the Company and the payment of significant fines and penalties by the Company, which may adversely affect our results of operations and cash flow. We cannot predict how long it will take or how much more time and resources we will have to expend to resolve these government inquiries, nor can we predict the outcome of these inquiries.

Late SEC Filings and NASDAQ Delisting Proceedings

Due to the Audit Committee investigation and the resulting restatements, we did not file on time this Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 2006 and the quarter ended March 31, 2007. As a result, we received four NASDAQ Staff Determination letters, dated May 14, 2007, March 8, 2007, November 14, 2006, and August 14, 2006, respectively, stating that we were not in compliance with the filing requirements of Marketplace Rule 4310(c)(14) and, therefore, that our stock was subject to delisting from the NASDAQ Global Select Market. In response to the first notice of non-compliance, we requested a hearing before a NASDAQ Listing Qualifications Panel (the "Panel"). Following the hearing, the Panel

granted our request for continued listing subject to the requirements that Atmel provide the Panel with certain information relating to the Audit Committee's investigation, which was subsequently submitted to the Panel, and that we file the Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 2006 and any necessary restatements by February 9, 2007. On January 22, 2007, the NASDAQ Listing and Hearing Review Council (the "Listing Council") determined to call our matter for review. The Listing Council also determined to stay the Panel decision that required the Company to file the Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 2006, by February 9, 2007. In connection with the call for review, the Listing Council requested that the Company provide an update on its efforts to file the delayed reports, which it did on March 2, 2007. On May 10, 2007, we received the decision of the Listing Council in response to our request for continued listing on the NASDAQ Global Select Market. Specifically, the Listing Council granted our request for an extension within which to satisfy NASDAQ's filing requirement, through June 8, 2007. On June 4, 2007, the Board of Directors of The NASDAQ Stock Market (the "Nasdaq Board") informed the Company that it had called the Listing Council's decision for review and had determined to stay any decision to suspend the Company's securities from trading, pending consideration by the Nasdaq Board in July 2007.

With the filing of this Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 2006, and the expected future filing of our March 31, 2007 Form 10-Q, we anticipate that we will return to full compliance with SEC reporting requirements and NASDAQ listing requirements pending formal notification from NASDAQ. However, SEC comments on these Reports (or other reports that we previously filed) or other factors could render us unable to maintain an effective listing of our common stock on the NASDAQ Global Select Market or any other national securities exchange.

Shareholder Litigation Relating to Historical Stock Option Practices

From July through September 2006, six stockholder derivative lawsuits were filed (three in the U.S. District Court for the Northern District of California and three in Santa Clara County Superior Court) by persons claiming to be Company stockholders and purporting to act on Atmel's behalf, naming Atmel as a nominal defendant and some of its current and former officers and directors as defendants. The suits contain various causes of action relating to the timing of stock option grants awarded by Atmel. The federal cases were consolidated and an amended complaint was filed on November 3, 2006. Atmel and the individual defendants have each moved to dismiss the consolidated amended complaint on various grounds. The state derivative cases have been consolidated and Atmel expects an amended consolidated complaint to be filed timely pursuant to a stipulation among the parties. Atmel believes that the filing of the derivative actions was unwarranted and intends to vigorously contest them.

We cannot predict the outcome of the shareholder class action cases described above and we cannot estimate the likelihood or potential dollar amount of any adverse results. However, an unfavorable outcome in this litigation could have a material adverse impact upon the financial position, results of operations or cash flows for the period in which the outcome occurs and in future periods.

Other Investigations

In addition to the investigation into stock option granting practices, the Audit Committee of Atmel's Board of Directors, with the assistance of independent legal counsel and forensic accountants, conducted independent investigations into (a) certain proposed investments in high yield securities that were being contemplated by our former Chief Executive Officer during the period from 1999 to 2002 and bank transfers related thereto, and (b) alleged payments from certain of our customers to employees at one of our Asian subsidiaries. The Audit Committee has completed its investigations, including its review of the impact on our consolidated financial statements for the year ended December 31, 2006 and prior periods, and concluded that there was no impact on such consolidated financial statements. However, we can give no assurances that subsequent information will not be discovered that may cause the Audit Committee to reopen such reviews. In addition, government agencies, including local authorities in Asia, may initiate their own review into these and related matters. At this time, we cannot predict the outcome of such reviews, if any. An adverse finding in any of these matters could lead to future delays in filing our subsequent SEC reports and delisting of our common stock from the NASDAQ Global Select Market, and result in additional management time being diverted and additional legal and other costs that could have a material adverse effect on our business, financial condition and results of operations.

Overview of Fiscal 2006 Company Initiatives and Significant Transactions

The following discussion excludes results from our Grenoble, France, subsidiary, as its results are reported as Discontinued Operations, net of tax, for all periods presented in this Annual Report on Form 10-K.

Impairment and Restructuring Actions

We initiated restructuring plans to reduce costs, enhance profitability and accelerate the Company's growth. On December 12, 2006, we announced significant restructuring actions, including:

- Redeployment of resources to accelerate the design and development of leading-edge products that target expanding markets, including ending development on lesser, unprofitable, non-core products. As a result of ending development efforts on certain non-core products, we will close several small research offices in 2007.
- Our intention to sell our wafer fabrication facilities in North Tyneside, United Kingdom and Heilbronn, Germany, in order to increase utilization of remaining wafer fabrication facilities and reducing future capital expenditure requirements.
- The adoption of a fab-lite strategy, expanding our wafer foundry relationships and better utilizing our remaining wafer fabs.
- A reduction in our non-manufacturing workforce of approximately 300 employees, through a combination of voluntary resignations, attrition and other actions.

As a result of these cost reduction initiatives, we recorded one-time impairment, restructuring, and other charges of approximately $121 million in the fourth quarter of 2006 for fixed asset write-downs, severance and other expenses associated with the restructuring. A significant portion of these non-recurring charges relates to the non-cash impairment charges of approximately $72 million for the North Tyneside manufacturing facility and approximately $10 million for the Irving fabrication facility. These restructuring actions are expected to result in cost savings in the range of approximately $70 million to $80 million in 2007, reaching an annual rate of approximately $80 million to $95 million by 2008. Included in the anticipated cost savings is approximately $55 million per year resulting from depreciation related to the expected sale of the wafer fabrication facilities. Upon completion of the sales of the North Tyneside and Heilbronn wafer fabrication facilities, we anticipate headcount to be reduced by approximately 1,000 additional employees.

Sale of Grenoble Business

On July 31, 2006, we concluded the sale of our Grenoble, France, subsidiary to e2v technologies plc, a British corporation, for approximately $140 million. The sale included rights to certain products, including image sensors, aerospace and defence products and data transmission products. We retained rights to our patented finger print scanning technology. Terms of the sale included certain transitional agreements related to information systems, invoicing and collections from customers (including temporary cash advances), and completion of certain design projects. We recorded a gain on the sale of approximately $100 million, net of assets transferred, working capital adjustments and accrued income taxes.

Repayment of Convertible Debt

In May 2001, the Company completed the sale of zero coupon convertible notes, due 2021, for approximately $200 million. The notes were convertible at any time, at the option of the holder, into the Company's common stock at the rate of 22.983 shares per $1,000 principal amount. The effective interest rate of the notes was 4.75% per annum. In December 2005, the Company repurchased a portion of these notes for an aggregate purchase price of approximately $81 million (including commissions) in privately negotiated transactions. On May 23, 2006, substantially all of the convertible notes outstanding were redeemed for approximately $144 million. The remaining balance of approximately $1 million was called by the Company in June 2006.

2006 Operating Results

We are a leading designer, developer and manufacturer of a wide range of semiconductor products. Our diversified product portfolio includes our proprietary AVR microcontrollers, security and smart card integrated circuits, and a diverse range of advanced logic, mixed-signal, nonvolatile memory and radio frequency devices. Leveraging our broad intellectual property portfolio, we are able to provide our customers with complete system solutions. Our solutions target a wide range of applications in the communications, computing, consumer electronics, storage, security, automotive, military and aerospace markets, and are used in products such as mobile handsets, automotive electronics, GPS systems and batteries.

We design, develop, manufacture and sell our products. We develop process technologies to ensure our products provide the maximum possible performance. During 2006, we manufactured approximately 95% of our products in our own wafer fabrication facilities.

Our operating segments comprise: (1) application specific integrated circuits (ASICs); (2) microcontroller products (Microcontroller); (3) nonvolatile memory products (Nonvolatile Memory); and (4) radio frequency and automotive products (RF and Automotive).

During 2006, the semiconductor market experienced seasonal growth during the second and third quarter, followed by a period where many customers reduced orders to reduce inventory, leading to lower sequential revenue in the fourth quarter. Net revenues increased to approximately $1,671 million in 2006 from approximately $1,561 million in 2005, an increase of approximately $110 million or approximately 7%, primarily as a result of growth in our Microcontroller and RF and Automotive segments, partially offset by declines in our ASIC and Nonvolatile Memory segments. The increase in revenues in our Microcontroller segment was primarily driven by growth of our AVR microcontroller products. The increase in revenues in the RF and Automotive segment is primarily related to growth in communication chipsets for CDMA phones and strong demand for other communication products such as GPS, and other RFID products. The decline in our Nonvolatile Memory segment revenues was due to price declines driven by competitive pricing pressures, partially offset by an increase in unit shipments of Data Flash products in 2006 compared to 2005. In July 2006, we completed the sale of our Grenoble, France, subsidiary to e2v technologies plc, a British corporation. For 2006, 2005 and 2004, we reclassified revenue from the Grenoble subsidiary to Results from Discontinued Operations for approximately $80 million, $115 million and $97 million, respectively, which were previously reported in our ASIC operating segment. In 2006, 2005 and 2004, income from Discontinued Operations, net of income taxes was approximately $13 million, $16 million and $12 million, respectively.

During 2006, our gross margin improved to approximately 34% compared to approximately 25% for 2005, primarily due to a more favorable mix of higher margin products sold, along with improvements to manufacturing yields. The impact of changes to exchange rates was not significant on an annual basis compared to the prior year. However, within the year, the impact from costs denominated in foreign currency increased significantly in the fourth quarter of 2006, negatively impacting gross margins and profitability.

We incurred a loss from continuing operations before income taxes of approximately $74 million in 2006, compared to a loss from continuing operations before income taxes of approximately $63 million in 2005. The change from the prior year resulted primarily from higher operating expenses and higher impairment charges, partially offset by improved gross margins in 2006 when compared to 2005. Total impairment and restructuring and other charges and loss on sale were approximately $121 million in 2006 compared to approximately $30 million in 2005.

In fiscal years 2006, 2005 and 2004, we generated positive cash flows from operating activities. Over the past three years, we used this cash flow to significantly reduce our outstanding debt and acquire manufacturing equipment. We made significant investments in equipment to develop advanced manufacturing processes to maintain our technological competitive position. In 2006 and 2005, we paid approximately $83 and $169 million, respectively, for new capital equipment. At December 31, 2006, our cash and cash equivalents, and short-term investment balances were approximately $467 million, up from approximately $348 million at December 31, 2005, while total indebtedness decreased to approximately $169 million from approximately $388 million at December 31, 2005.

RESULTS OF CONTINUING OPERATIONS

	2006		2005 As restated		2004 As restated	
	(Amounts in millions and as a percent of net revenues)					
Net revenues	$1,670.9	100.0%	$1,561.1	100.0%	$1,552.4	100.0%
Gross profit	562.1	33.6%	395.8	25.4%	438.9	28.3%
Research and development expenses	289.1	17.3%	268.2	17.2%	229.7	14.8%
Selling, general and administrative expenses	213.6	12.8%	184.9	11.8%	169.1	10.9%
Asset impairment charges	82.6	4.9%	12.7	0.8%	—	—
Restructuring and other charges and loss on sale	38.8	2.3%	17.7	1.1%	—	—
Income (loss) from operations	$ (62.0)	(3.7)%	$ (87.7)	(5.6)%	$ 40.1	2.6%

Net Revenues

Net revenues increased to $1,671 million in 2006 from $1,561 million in 2005, an increase of $110 million or 7%, as a result of growth in our Microcontroller and RF and Automotive segments, partially offset by declines in our Nonvolatile Memory and ASIC segments.

Net Revenues by Operating Segment

Our net revenues by segment are summarized as follows (in thousands, except percentages):

Segment	2006	% of Net Revenues	Change from 2005	% Change from 2005
ASIC	$ 490,234	29%	$ (5,322)	(1)%
Microcontroller	419,858	26%	104,384	33%
Nonvolatile Memory	375,319	22%	(17,717)	(5)%
RF and Automotive	385,476	23%	28,435	8%
Net revenues	$1,670,887	100%	$109,780	7%

Segment	2005 As Restated	% of Net Revenues	Change from 2004	% Change from 2004
ASIC	$ 495,556	32%	$ 3,635	1%
Microcontroller	315,474	20%	(21,614)	(6)%
Nonvolatile Memory	393,036	25%	(52,468)	(12)%
RF and Automotive	357,041	23%	79,114	28%
Net revenues	$1,561,107	100%	$ 8,667	1%

Segment	2004 As Restated	% of Net Revenues
ASIC	$ 491,921	32%
Microcontroller	337,088	22%
Nonvolatile Memory	445,504	28%
RF and Automotive	277,927	18%
Net revenues	$1,552,440	100%

Revenue amounts have been adjusted to reflect the divestiture of our Grenoble, France, subsidiary. Revenues from the Grenoble subsidiary are excluded from consolidated net revenues, and are reclassified to Results from Discontinued Operations. See Note 18 to Notes to Consolidated Financial Statements for further discussion.

ASIC

In 2006, ASIC segment revenues decreased by 1% to $490 million from $496 million in 2005, following a 1% or $4 million increase to $496 million in 2005 compared to 2004.

During fiscal 2006 and 2005, our ASIC segment increased unit shipments due to increased demand for Smart Card, ARM, and custom cell based integrated circuits related to demand for consumer, communications, and security-based products sold by end customers. The benefit from higher unit shipments was partially offset by lower average selling prices. Smart card products experienced 4% lower revenue in 2006 compared to 2005 due to competitive pricing pressures. This was partially offset by 65% revenue growth in the segment's ARM microcontroller products. Smart card products experienced growing unit demand from applications which require small memory with high security, such as GSM cell phone applications, bank cards, national identity cards and conditional access for set-top boxes. ARM microcontroller products benefited from new design wins in consumer electronics.

In July 2006, we completed the sale of our Grenoble, France, subsidiary to e2v technologies plc, a British corporation. For 2006, 2005 and 2004, net revenues reclassified to Results from Discontinued Operations were $80 million, $115 million and $97 million, respectively. These results were previously reported in our ASIC operating segment.

Microcontroller

Microcontroller segment revenues increased by 33% or $104 million to $420 million in 2006, compared to 2005, and decreased 6% or $22 million to $315 million in 2005, when compared to 2004. The significant growth in 2006 resulted primarily from new customer designs utilizing our proprietary AVR microcontroller products. AVR microcontroller revenue grew 70% in 2006, while other non-proprietary microcontroller families increased revenue by 16%, compared to 2005. Increased test capacity allowed us to increase shipment rates in the first and second quarters of 2006 to satisfy backlog delinquencies from 2005 for AVR microcontrollers. In addition, market share gains in the 8-bit microcontroller market contributed to gains in 2006. Demand for microcontrollers is largely driven by increased use of embedded control systems in consumer, industrial and automotive products.

The decrease in segment revenues in 2005 when compared to 2004, related primarily to $42 million in sales of end-of-life military, aerospace and other application specific standard products made in 2004 that were not repeated in 2005, partially offset by a $21 million increase in our proprietary AVR microcontroller products.

Nonvolatile Memory

Nonvolatile Memory segment revenues decreased 5% or $18 million to $375 million in 2006, compared to $393 million in 2005, and decreased 12% or $53 million to $393 million in 2005, compared to approximately $446 million in 2004. The decrease in 2006 is primarily due to reduced unit selling prices. Markets for our nonvolatile memory products are more competitive than other markets we sell in, and as a result, our memory products are subject to greater declines in average selling prices than products in our other segments. Competitive pressures and rapid obsolescence of products are among several factors causing continued pricing declines in 2006. During 2006, serial EPROM-based product revenues grew by 5% compared to 2005 on higher volume shipments, partially offset by lower selling prices. This product family benefits from significant market share resulting from competitive pricing and a broad range of offerings. For 2006, revenues for flash-based products declined by 17% compared to 2005, as higher unit shipments were more than offset by lower selling prices, mostly attributable to highly competitive customer markets. Conditions in this segment are expected to remain challenging for the foreseeable future. In an attempt to mitigate the pricing fluctuations in this market, we have shifted our focus away from parallel Flash products, which tend to experience greater than average sales price fluctuations, to other serial interface nonvolatile memory products. Revenues declined in 2005 when compared to the same period in 2004 due to reduced unit selling prices, as competitive pressures and rapid obsolescence were among several factors that caused continued price declines in 2005. During 2004, Nonvolatile Memory revenues were attributed to higher volumes coupled with the higher average pricing experienced during the first half of the year. However, during the second half of 2004, average selling prices declined due to competitive price reductions.

RF and Automotive

RF and Automotive segment revenues increased by 8% or $28 million to $385 million in 2006, compared to $357 million in 2005, and grew 28% or $79 million to $357 million in 2005, compared to $278 million in 2004. During 2006, revenues increased primarily due to a 22% revenue growth in automotive and wireless products, partially offset by a 6% decrease in revenues for BiCMOS foundry products. We expect further declines in sales of BiCMOS foundry products in 2007 as a major customer shifts its products to alternative technologies.

During 2005, revenues increased from 2004, primarily due to an $82 million increase in sales of BiCMOS foundry products used in mobile telephone handsets. We also experienced strong demand for other wireless products such as GPS and other RFID products. We have a significant presence in the European automotive sector, which has given us a steady customer base that uses our products as function controllers for automotive convenience and safety systems. Our wireless communication products are used in broadcast radio applications, infrared receivers and a variety of industrial, scientific and medical applications. However, RF and Automotive operating margins have declined due to pricing pressures on our CDMA handset products.

Net Revenues by Geographic Area

Our net revenues by geographic areas are summarized as follows (revenues are attributed to countries based on delivery locations: (see Note 15 of Notes to Consolidated Financial Statements for further discussion).

Region	2006	Change from 2005	% Change from 2005	2005	Change from 2004	% Change from 2004	2004
				(In thousands)			
United States	$ 241,379	$ 30,980	15%	$ 210,399	$(48,800)	(19)%	$ 259,199
Europe	541,254	85,704	19%	455,550	(13,967)	(3)%	469,517
Asia	874,226	(2,638)	(1)%	876,864	75,956	9%	800,908
Other*	14,028	(4,266)	(23)%	18,294	(4,522)	(20)%	22,816
Total net revenues	$1,670,887	$109,780	7%	$1,561,107	$ 8,667	1%	$1,552,440

* Primarily includes the Philippines, South Africa, and Central and South America

Revenue amounts have been adjusted to reflect the divestiture of our Grenoble, France, subsidiary. Revenues from the Grenoble subsidiary are excluded from consolidated net revenues, and are reclassified to Results from Discontinued Operations. See Note 18 to Notes to Consolidated Financial Statements for further discussion.

Sales outside the United States accounted for approximately 86% of our net revenues in 2006, approximately 87% of our net revenues in 2005 and approximately 83% of our net revenues in 2004.

Our sales in the United States increased by approximately $31 million, or approximately 15% for 2006, compared to 2005, due to higher volume shipments, partially offset by lower average selling prices. Our sales in the United States decreased by approximately $49 million, or approximately 19% for 2005, compared to 2004, due to lower average selling prices, partially offset by higher volume shipments.

Our sales in Europe increased by approximately $86 million to approximately $541 million in 2006, compared to approximately $456 million in 2005. This increase was primarily due to higher AVR and ARM microcontroller shipments, partially offset by lower Smart Card shipments. Our sales in Europe were flat from 2004 to 2005.

Our sales in Asia were flat for 2006, compared to 2005, and increased approximately $76 million, or approximately 9% in 2005, compared to 2004. Higher AVR microcontroller demand in 2006 was offset by decreased shipments and lower pricing for nonvolatile memory products, due to competitive factors, along with constrained test capacity for certain memory products. In 2005, sales to Asia increased primarily due to higher volume shipments of our BiCMOS foundry products, partially offset by lower average selling prices.

The trend over the last several years has been an increase in revenues in Asia, while revenues in the United States and Europe have either declined or grown at a much slower rate. We believe that part of this shift reflects changes in customer manufacturing trends, with many customers increasing production in Asia due to lower labor

costs. While revenues in Asia were flat in 2006 compared to 2005, we expect that Asia revenues will grow more rapidly than other regions in the future. However, in the short-term our revenues in Asia may decrease as we optimize our distributor base in Asia. It may take time for us to identify financially viable distributors and help them develop quality support services. This process may result in short-term revenue loss, particularly in the third and fourth quarters of fiscal 2007. There can be no assurances that we will be able to manage this optimization process in an efficient and timely manner.

Revenues and Costs — Impact from Changes to Foreign Exchange Rates

Changes in foreign exchange rates, primarily the euro, can have a significant impact on our net revenues and operating costs. During 2006, approximately 52% of our operating expenses were denominated in foreign currencies, primarily the euro. Average exchange rates utilized to translate revenues and expenses were approximately $1.25 to the euro in both 2006 and 2005, and there was minimal impact on our operating results from 2005 to 2006. However, within 2006, the impact from costs denominated in foreign currency increased significantly and negatively impacted gross margins and profitability in the fourth quarter of 2006.

Average exchange rates utilized to translate revenues and expenses were $1.25 to the euro in 2005 compared to $1.24 to the euro in 2004. Had average exchange rates during 2005 remained the same as the average exchange rates in effect for 2004, our reported revenues in 2005 would have been approximately $3 million lower. However, our foreign currency costs exceed foreign currency revenues. During 2005, approximately 55% of costs were denominated in foreign currencies, primarily the euro. Had average exchange rates for 2005 remained the same as the average exchange rates for 2004, our operating expenses would have been approximately $11 million lower (relating to cost of revenues of approximately $7 million; research and development expense of approximately $3 million; and sales, general and administrative expenses of approximately $1 million). The net effect resulted in a reduction to income from operations of approximately $8 million as a result of less favorable exchange rates in effect for 2005, compared to the average exchange rates in effect for 2004.

In 2007, we anticipate average exchange rates for the euro to be less favorable than 2006, resulting in higher operating expenses when translated to U.S. dollars. We expect to reduce this exposure in the future following the sale of our North Tyneside manufacturing facility, as well as other restructuring actions.

In 2004, we used forward exchange contracts to hedge a portion of forecasted transactions related to certain foreign currency operating expenses anticipated to occur within twelve months, primarily for European manufacturing subsidiaries. These contracts were designated as cash flow hedges under SFAS No. 133, and interpreted by other related accounting literature, and were designed to reduce the short-term impact of exchange rate changes on operating results. Our practice was to hedge exposures for the next 90 to 180 days. Average USD-euro foreign exchange rates for cash flow hedge contracts were $1.30 and $1.23 for 2005 and 2004, respectively, compared to the average USD-euro foreign exchange transaction rate of $1.25 and $1.24, respectively during the same periods, which resulted in an increase to cost of revenues of $18 million in 2005 and an insignificant decrease to cost of revenues in 2004. As of December 31, 2005, we had settled all remaining forward exchange contracts, and had no outstanding hedges in place. We did not enter into any forward contracts in 2006 and have no plans to enter into forward exchange contracts in the foreseeable future.

Cost of Revenues and Gross Margin

Our cost of revenues include the costs of wafer fabrication, assembly and test operations, changes in inventory reserves and freight costs. Our gross margin as a percentage of net revenues fluctuates, depending on product mix, manufacturing yields, utilization of manufacturing capacity, and average selling prices, among other factors.

During 2006, our gross margin improved to approximately 34% for 2006 compared to approximately 25% for 2005, primarily due to a more favorable mix of products shipped, along with improvements to manufacturing yields.

Gross margin was approximately 25% for 2005 compared to approximately 28% for 2004. The gross margin percentage decrease in 2005 is partly a result of price erosion on certain products, and lower-than-expected manufacturing yields. However, while our gross margins decreased for the year, we saw a gradual improvement in

our gross margins during the second half of 2005, which was primarily driven by an improved product mix, lower manufacturing costs, lower depreciation expense and a more favorable euro exchange rate.

In recent periods, average selling prices for certain semiconductor products have been below manufacturing costs, which has adversely affected our results of operations, cash flows and financial condition. Because inventory reserves are recorded in advance of when the related inventory is sold, subsequent gross margins in the period of sale may be higher than they would be absent the effect of the previous write-downs. The impact on gross margins of the sale of previously written down inventory was not material in the years ended December 31, 2006, 2005 and 2004. Our excess and obsolete inventory reserves taken in prior years relate to all of our product categories, while lower-of-cost or market reserves relate primarily to our non-volatile memory products and smart card products.

We receive economic assistance grants in some locations as an incentive to achieve certain hiring and investment goals related to manufacturing operations, the benefit for which is recognized as an offset to related costs. We recognized a reduction to cost of revenues for such grants of approximately $10 million, $11 million and $8 million in 2006, 2005 and 2004, respectively.

Research and Development

For fiscal 2006, research and development (R&D") expenses increased by approximately $21 million to approximately $289 million from approximately $268 million in 2005. The increase in 2006 when compared to 2005 resulted primarily from reduced R&D grant benefit recognition of approximately $11 million, higher design software costs of approximately $10 million, SFAS No. 123R stock-based compensation expense of approximately $2 million and increased salaries and other expenses of approximately $15 million, partially offset by lower depreciation expense of approximately $8 million, and lower costs for development wafers of approximately $8 million.

R&D expenses increased by approximately $38 million in 2005, to approximately $268 million from approximately $230 million in 2004. Increased spending on advanced process technologies such as the use of copper for the production of 0.13 and 0.09 micron-technology, and an unfavorable impact of exchange rates were the primary cause for the increase in R&D expenses in 2005, partially offset by increased R&D grant benefits recognition of $11 million. Had the average exchange rate for 2005 remained the same as in 2004, R&D expenses in 2005 would have been approximately $3 million lower than the amount reported in 2005.

In July 2006, we completed the sale of our Grenoble, France, subsidiary to e2v technologies plc, a British corporation. In 2006, 2005 and 2004, R&D expenses were reclassified to Results from Discontinued Operations, totaling approximately $6 million, $7 million and $10 million, respectively, which were previously reported in our ASIC segment.

We have continued to invest in a variety of product areas and process technologies, including embedded EEPROM CMOS technology, logic and nonvolatile memory to be manufactured at 0.13 and 0.09 micron line widths, as well as investments in SiGe BiCMOS technology to be manufactured at 0.18 micron line widths. We have also continued to purchase or license technology when necessary in order to bring products to market in a timely fashion. We believe that continued strategic investments in process technology and product development are essential for us to remain competitive in the markets we serve. However, we are seeking to reduce our R&D costs by focusing on fewer, more profitable development projects.

We receive grants from various European governmental organizations. These grants reduce our costs for research and development, and grant benefits are recognized as a reduction of related R&D expense. For 2006, we recognized approximately $15 million in research grant benefits, compared to approximately $26 million for 2005 and approximately $15 million for 2004.

Selling, General and Administrative

Selling, general and administrative ("SG&A") expenses increased by approximately $29 million to approximately $214 million in 2006 from approximately $185 million in 2005. The increase in 2006, when compared to 2005, resulted primarily from increases in stock-based compensation expense of approximately $5 million, net legal expense of approximately $6 million resulting from the Agere and Insurance Litigation Settlements, higher sales

and administrative compensation of approximately $8 million, less than approximately $0.1 million of reduction in allowance for bad debt (compared to an approximate $6 million of bad debt expense reduction in 2005) and other expense of approximately $3 million. Legal fees in 2006 were approximately $1 million higher than 2005. In 2005, we incurred significant legal fees related to several litigation cases resolved in the first half of the year. In 2006, legal fees were generally lower until the second half of 2006, when SG&A expense included approximately $13 million related to the independent investigation of historical stock option practices and related matters, and litigation costs related to the termination of former executive officers.

SG&A expenses increased by approximately $16 million to approximately $185 million in 2005, from approximately $169 million in 2004. The increase in SG&A for 2005 was primarily due to a $6 million increase in legal expenses and $10 million increase in labor costs compared to 2004.

In July 2006, we completed the sale of our Grenoble, France, subsidiary to e2v technologies plc, a British corporation. For 2006, 2005 and 2004, we reclassified approximately $4 million, $8 million and $8 million of SG&A expense to Results from Discontinued Operations, respectively, which were previously reported in our ASIC segment.

Assets Held for Sale and Impairment Charges

Under SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," we assess the recoverability of long-lived assets with finite useful lives whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying amount. The Company measures the amount of impairment of such long-lived assets by the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. We present impairment charges as a separate line item within operating expenses in our consolidated statements of operations. The Company classifies long-lived assets to be disposed of other than by sale as "held-and-used" until they are disposed. The Company reports long-lived assets to be disposed of by sale as "held-for-sale" and recognizes those assets on the consolidated balance sheet at the lower of carrying amount or fair value less cost to sell.

We classified the assets and liabilities of the North Tyneside, United Kingdom, facility and the assets of the Irving, Texas, facility as held-for-sale during the quarter ended December 31, 2006. Certain of our debt facilities contain terms that subject us to financial and other covenants. We were not in compliance with covenants requiring timely filing of U.S. GAAP financial statements as of December 31, 2006, and, as a result, requested waivers from our lenders to avoid default under these facilities. Waivers were received from all but one lender, and as a result of not receiving a waiver from that lender, we reclassified approximately $23 million of non-current liabilities related to assets held for sale to current liabilities related to assets held for sale on the consolidated balance sheet as of December 31, 2006.

The following table details the items which are reflected as assets and liabilities held for sale in the consolidated balance sheet as of December 31, 2006 *(in thousands)*:

Held for Sale at December 31, 2006:

	North Tyneside	Irving	Total
Non-current assets			
Fixed assets, net	$ 87,941	$35,040	$122,981
Intangible and other assets	816	—	816
Total non-current assets held for sale	$ 88,757	$35,040	$123,797
Current liabilities			
Current portion of long-term debt	$ 70,340	$ —	$ 70,340
Trade accounts payable	17,329	—	17,329
Accrued liabilities and other	46,224	—	46,224
Total current liabilities related to assets held for sale	133,893	—	133,893
Long-term debt and capital lease obligations less current portion	313	—	313
Total non-current liabilities related to assets held for sale	313	—	313
Total liabilities related to assets held for sale	$134,206	$ —	$134,206

Irving, Texas, Facility

We acquired the Irving, Texas, wafer fabrication facility in January 2000 for $60 million plus $25 million in additional costs to retrofit the facility after the purchase. Following significant investment and effort to reach commercial production levels, we decided to close the facility in 2002 and it has been idle since then. Since 2002, we recorded various impairment charges, including $4 million during the quarter ended December 31, 2005. In the quarter ended December 31, 2006, we performed an assessment of the market value for this facility based on management's estimate, which considered a current offer from a willing third party to purchase the facility, among other factors, in determining fair market value. Based on this assessment, an additional impairment charge of $10 million was recorded.

On May 1, 2007, we announced the sale of our Irving, Texas, wafer fabrication facility for approximately $37 million in cash. The sale of the facility includes approximately 39 acres of land, the fabrication facility building, and related offices, and remaining equipment. An additional 17 acres was retained by the Company. We do not expect to record a material gain or loss on the sale, following the impairment charge recorded in the fourth quarter of 2006.

North Tyneside, United Kingdom, and Heilbronn, Germany, Facilities

In December 2006, we announced our decision to sell our wafer fabrication facilities in North Tyneside, United Kingdom, and Heilbronn, Germany. It is expected these actions will increase manufacturing efficiencies by better utilizing remaining wafer fabrication facilities, while reducing future capital expenditure requirements. We reclassified assets of the North Tyneside facility with a net book value of approximately $89 million as assets held for sale on the consolidated balance sheet as of December 31, 2006. Following the announcement of our intention to sell the facility in the fourth quarter of 2006, we assessed the fair market value of the facility, including use of an independent appraisal, among other factors. The fair value was determined using a market-based valuation technique. We recorded a net impairment charge of approximately $72 million related to the write-down of long lived assets to their fair value, less costs to dispose of the assets. The charge included an asset write-down of approximately $170 million for equipment and buildings, offset by a related currency translation adjustment associated with the assets of approximately $98 million.

We acquired the North Tyneside, United Kingdom, facility in September 2000, consisting of 100 acres of land and the fabrication facility of approximately 750,000 square feet, for approximately $100 million. We sold 40 acres in 2002 for approximately $14 million. We recorded an asset impairment charge of approximately $318 million in the second quarter 2002 to write-down the carrying value of wafer manufacturing equipment in North Tyneside, to its estimated fair value. The estimate of fair value was made by management based on a number of factors, including an independent appraisal.

The Heilbronn, Germany, facility did not meet the criteria for classification as held for sale as of December 31, 2006, due to uncertainties relating to the likelihood of completion of sale within the next twelve months. Assets of this facility remain classified as "held and used." After an assessment of expected future cash flows generated by the facility, we concluded that no impairment condition exists.

Colorado Springs, Colorado, Construction-In-Progress

Foundation work on a new wafer fabrication facility in Colorado Springs, Colorado, began and was halted in 2002. During the quarter ended December 31, 2005, management concluded the manufacturing capacity available at existing facilities, combined with an increased emphasis on outsourcing certain products to foundry partners, offered sufficient available manufacturing capacity to meet its foreseeable needs. This conclusion was reinforced by the sale of the Nantes wafer fabrication facility (see Note 17 of Notes to Consolidated Financial Statements for further discussion). These triggering events led to the Company's decision to abandon its plans for future construction of a new Colorado Springs wafer fabrication facility. Accordingly, an impairment charge of approximately $9 million was recorded in the quarter ended December 31, 2005, to write-down the carrying value of the unfinished foundation to zero.

Restructuring and Other Charges and Loss on Sale

We initiated restructuring plans to enhance profitability, accelerate the Company's growth and reduce costs. On December 12, 2006, we announced significant restructuring actions, including:

- Redeployment of resources to accelerate the design and development of leading-edge products that target expanding markets, including ending development on lesser, unprofitable, non-core products.
- Our intention to sell our wafer fabrication facilities in North Tyneside, United Kingdom and Heilbronn, Germany, in order to increase utilization of remaining wafer fabrication facilities and reducing future capital expenditure requirements.
- The adoption of a fab-lite strategy, expanding our wafer foundry relationships and better utilizing our remaining wafer fabs.
- A reduction in our non-manufacturing workforce of approximately 300 employees, through a combination of voluntary resignations, attrition and other actions.

As a result of these restructuring initiatives, we recorded restructuring and other charges of approximately $39 million in the fourth quarter of 2006 for severance and other expenses associated with the restructuring. Combined impairment and restructuring actions are expected to result in cost savings in the range of approximately $70 million to $80 million in 2007, reaching an annual rate of approximately $80 million to $95 million by 2008. Included in the anticipated cost savings is approximately $55 million per year resulting from the depreciation related to the expected sale of the wafer fabrication facilities. Upon completion of the sales of the North Tyneside and Heilbronn wafer fabrication facilities, we anticipate headcount to be reduced by approximately 1,000 additional employees.

During 2005, we began implementing cost reduction initiatives, primarily targeting manufacturing labor costs, and recorded restructuring and other charges and a loss on sale of assets of approximately $18 million consisting of:

- one-time involuntary termination severance benefit costs related to the termination of approximately 193 employees primarily in manufacturing, research and development, and administration,

- the write-down to zero of building improvements removed from operations to zero following the relocation of certain manufacturing activities to Asia, and
- a loss incurred as a result of the sale of our Nantes fabrication facility, including the cost of transferring approximately 319 employees to XbyBus SAS, a French corporation ("XbyBus SAS")

Concurrent with the sale of our Nantes fabrication facility, we entered into a three-year supply agreement with a subsidiary of XbyBus SAS calling for the Company to purchase a minimum volume of wafers through 2008. The supply agreement requires a minimum purchase of approximately $59 million over the term of the agreement of which $36 million is remaining as of December 31, 2006.

Restructuring charges incurred in 2006, which remain unpaid as of December 31, 2006, are expected to be paid by December 31, 2007, and are recorded in current liabilities within accrued and other liabilities on the consolidated balance sheet.

We are continuously reviewing our operations and considering alternatives to improve our long-term operating results and as a result, may incur additional restructuring costs, such as employee termination costs, losses on the sale of assets, costs for relocating manufacturing activities, and other related costs. The total amount and timing of these charges will depend upon the nature, timing, and extent of these future actions.

Legal Awards and Settlements

In 1996, we entered into a license agreement with LM Ericsson Telefon, AB covering our proprietary AVR microprocessor technology. In November 2003, we filed an arbitration complaint with the International Centre for Dispute Resolution against Ericsson and its subsidiary, Ericsson Mobile Platform (collectively, "Ericsson") for breach of contract, fraud and misappropriation of trade secrets, among other claims, relating to such technology. In November 2005, the arbitration panel awarded us approximately $43 million in damages and granted an injunction against certain activities of Ericsson. Ericsson paid the monetary portion of the award on December 21, 2005.

Interest and Other Expenses, Net

Interest and other expenses, net, decreased by approximately $7 million to approximately $12 million in 2006, compared to approximately $19 million in 2005. The decrease was primarily related to lower interest expense resulting from significant debt repayment, including the redemption of the zero coupon convertible notes, due 2021. On May 23, 2006, substantially all of the convertible notes outstanding were redeemed for approximately $144 million. The remaining balance of approximately $1 million was called by the Company in June 2006. Long-term debt decreased from approximately $388 million at December 31, 2005, to approximately $169 million at December 31, 2006, a net decrease of approximately $219 million. As a percentage of net revenues, interest and other expenses, net was approximately 1% in 2006.

Interest and other expenses, net, decreased by approximately $2 million to approximately $19 million in 2005, compared to approximately $21 million in 2004. The decrease in interest and other expenses, net, was primarily due to an approximate $6 million gain in 2005 from the sale of our interest in a private equity investment, partially offset by an increase in interest expense of approximately $2 million, due to increased average debt levels in 2005, and a reduction in interest income of approximately $3 million due to a decreased average cash balance in 2005. As a percentage of net revenues, interest and other expenses, net was approximately 1% in both 2005 and 2004.

Provision for Income Taxes

We recorded a tax provision (benefit) of $25 million, ($13) million and $24 million for the years ended December 31, 2006, 2005, and 2004, respectively. This resulted in an effective tax rate of 34%, (21%) and 129% for 2006, 2005, and 2004, respectively, expressing tax provision (benefit) as a percentage of the applicable year's income (loss) before income taxes.

Income tax expense for 2006 totaled $25 million. The change of $38 million when compared to the income tax benefit of $13 million in 2005 resulted primarily from the release of $25 million in tax reserves in 2005 not repeated in 2006. Approximately $13 million of income tax expense in 2006 results from taxes incurred by our foreign

subsidiaries which are profitable on a statutory basis for tax purposes and an increase in provision for tax settlements related to certain U.S. Federal, state and foreign tax liabilities.

The income tax benefit recorded for 2005 resulted primarily from the release of $25 million in tax reserves resulting from the conclusion of an audit in Germany for the 1999 through 2002 tax years and from the expiration of a statute of limitations, partially offset by tax provisions incurred by our profitable foreign subsidiaries.

The income tax provision recorded for 2004 resulted primarily from taxes incurred by our profitable foreign subsidiaries and an increase in provision for tax settlements and withholding taxes related to certain U.S. Federal, state and foreign tax liabilities.

During 2004, we reassessed our intentions regarding repatriation of undistributed earnings from non-U.S. subsidiaries and concluded that we intend to reinvest all undistributed foreign earnings indefinitely in operations outside the U.S. Thus, in 2004, we reversed approximately $11 million of deferred tax liabilities that had been provided in prior years for the potential repatriation of certain undistributed earnings of our foreign subsidiaries.

During 2004, we realigned the legal structure for certain foreign subsidiaries which resulted in the recognition of $6 million in tax benefits. These tax benefits resulted from the release of a valuation allowance on a deferred tax asset in a profitable foreign jurisdiction where management now believes it is more likely than not that the deferred tax asset is realizable.

At December 31, 2006, there was no provision for U.S. income tax for undistributed earnings of approximately $441 million as it is currently our intention to reinvest these earnings indefinitely in operations outside the U.S. If repatriated, these earnings would result in a tax expense of approximately $154 million at the current U.S. Federal statutory tax rate of 35%. Subject to limitation, tax on undistributed earnings may be reduced by foreign tax credits that may be generated in connection with the repatriation of earnings.

At December 31, 2006, we had net operating loss carryforwards in non-U.S. jurisdictions of approximately $370 million. These loss carryforwards expire in different periods starting in 2008. We also had U.S. Federal and state net operating loss carryforwards of approximately $511 million and $589 million respectively, at December 31, 2006. These loss carryforwards expire in different periods from 2007 through 2027. We also have U.S. Federal and state tax credits of approximately $45 million at December 31, 2006 that will expire beginning in 2007.

In 2005, the Internal Revenue Service ("IRS") completed its audit of our U.S. income tax returns for the years 2000 and 2001 and has proposed various adjustments to these income tax returns, including carryback adjustments to 1996 and 1999. In January 2007, after subsequent discussions with the Company, the IRS revised their proposed adjustments for these years. We protested these proposed adjustments and are currently working through the matter with the IRS Appeals Division.

In May 2007, the IRS completed its audit of our U.S. income tax returns for the years 2002 and 2003 and has proposed various adjustments to these income tax returns. We will file a protest to these proposed adjustments and will work through the matter with the IRS Appeals Division.

While we believe that the resolution of these audits will not have a material adverse impact on our results of operations, cash flows or financial position, the outcome is subject to uncertainties. Should we be unable to reach agreement with the IRS on the various proposed adjustments, there exists the possibility of an adverse material impact on our results of operations, cash flows and financial position.

Our French subsidiary's income tax return for the 2003 tax year is currently under examination by the French tax authorities. The examination has resulted in an additional income tax assessment. We are currently pursuing administrative appeal of the assessment. While we believe the resolution of this matter will not have a material adverse impact on our results of operations, cash flows or financial position, the outcome is subject to uncertainty. We have provided our best estimate of income taxes and related interest and penalties due for potential adjustments that may result from the resolution of this examination, as well as for examinations of other open tax years.

In addition, we have various tax audits in progress in certain U.S. states and foreign jurisdictions. We have provided our best estimate of taxes and related interest and penalties due for potential adjustments that may result from the resolution of these examinations, and examinations of open U.S. Federal, state and foreign tax years.

Stock-Based Compensation

Effective January 1, 2006, we adopted the provisions of SFAS No. 123(R), "Share-Based Payment." SFAS No. 123R establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the award which is computed using a Black-Scholes option valuation model, and is recognized as expense over the employee's requisite service period.

During the year ended December 31, 2006, we recorded stock-based compensation expense of approximately $9 million, including compensation expense recognized in connection with the employee stock purchase plan of approximately $0.3 million. As the employee stock purchase plan was non-compensatory under APB 25, no stock-based compensation expense was recorded in connection with the plan for the years ended December 31, 2005 and 2004. As of December 31, 2006, total unrecognized stock-based compensation related to unvested stock options was approximately $38 million and is expected to be recognized over a weighted-average period of approximately two years.

Defined Benefit Pension Plans

We sponsor defined benefit pension plans that cover substantially all French and German employees. Plan benefits are provided in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. The plans are non-funded. Pension liabilities and charges to expense are based upon various assumptions, updated quarterly, including discount rates, future salary increases, employee turnover, and mortality rates. Retirement Plans consist of two types of plans. The first plan type provides for termination benefits paid to employees only at retirement, and consists of approximately one to five months of salary. This structure covers our French employees. The second plan type provides for defined benefit payouts for the remaining employee's post-retirement life, and covers our German employees. Long-term pension benefits payable totaled approximately $53 million and $39 million at December 31, 2006 and 2005, respectively. Cash funding for benefits to be paid for 2007 is expected to be approximately $1 million.

Adoption of SFAS No. 158

Effective December 31, 2006, we adopted SFAS No. 158, which required the recognition as part of pension liabilities and accumulated other comprehensive income in the consolidated balance sheet of actuarial gains or losses, prior service costs or credits and transition assets or obligations that had previously been deferred under the reporting requirements of SFAS No. 87, SFAS No. 106 and SFAS No. 132(R). Companies with publicly traded equity securities are required to disclose the information required by SFAS No. 158 for fiscal years ending after December 15, 2006. The impact of the adoption of SFAS No. 158 on December 31, 2006 is more fully described in Note 14 to Notes to Consolidated Financial Statements.

Discontinued Operations

The amounts and disclosures in this Annual Report on Form 10-K reflect the reclassification of operating results of our Grenoble, France, subsidiary to Discontinued Operations, net of applicable income taxes, for all reporting periods presented.

In July 2006, we completed the sale of our Grenoble, France, subsidiary to e2v technologies plc, a British corporation ("e2v"). On August 1, 2006, the Company received $140 million in cash upon closing ($120 million, net of working capital adjustments and costs of disposition).

The facility was originally acquired in May 2000 from Thomson-CSF, and was used to manufacture image sensors, as well as analog, digital and radio frequency ASICs.

Technology rights and certain assets related to biometry or "Finger Chip" technology were excluded from the sale. As of July 31, 2006, the facility employed a total of 519 employees, of which 14 employees primarily involved with the Finger Chip technology were retained, and the remaining 505 employees were transferred to e2v.

In connection with the sale, we agreed to provide certain technical support, foundry, distribution and other services extending up to four years following the completion of the sale, and in turn e2v has agreed to provide certain design and other services to Atmel extending up to 5 years following the completion of the sale. The financial statement impact of these agreements is not expected to be material.

Included in other currents assets on the consolidated balance sheet as of December 31, 2006, is an outstanding receivable balance due from e2v of $25 million related to payments advanced to e2v to be collected from customers of e2v by Atmel. The transitioning of the collection of trade receivables on behalf of e2v is expected to be completed in 2007.

The following table shows the components of the gain from the sale of Discontinued Operations, net of taxes, as of December 31, 2006 *(in thousands)*:

Proceeds, net of working capital adjustments	$122,610
Costs of disposition	(2,537)
Net proceeds from the sale	120,073
Less: book value of net assets sold	(14,866)
Cumulative translation adjustment	4,631
Gain on sale of discontinued operations, before income taxes	109,838
Provision for income taxes	(9,506)
Gain on sale of discontinued operations, net of income taxes	$100,332

The following table summarizes results from Discontinued Operations for the periods indicated *(in thousands, except per share data)*:

	Years Ended December 31,		
	2006	2005	2004
Net revenues	$ 79,871	$114,608	$ 97,282
Operating costs and expenses	57,509	91,838	84,288
Income from discontinued operations, before income taxes	22,362	22,770	12,994
Gain on sale of discontinued operations, before income taxes	109,838	—	—
Income from and gain on sale of discontinued operations	132,200	22,770	12,994
Less: provision for income taxes	(18,899)	(6,494)	(1,120)
Income from and gain on sale of discontinued operations, net of income taxes	$113,301	$ 16,276	$ 11,874
Income from and gain on sale of discontinued operations, net of income taxes, per common share:			
Basic and diluted	$ 0.23	$ 0.03	$ 0.02
Weighted-average shares used in basic and diluted per share calculations	487,413	481,534	476,063

Liquidity and Capital Resources

At December 31, 2006, we had a total of approximately $467 million of cash and cash equivalents and short-term investments compared to approximately $348 million at December 31, 2005. Our current ratio, calculated as total current assets divided by total current liabilities, was approximately 2.03 at December 31, 2006, an increase of approximately 0.43 from approximately 1.60 at December 31, 2005. In 2006, we utilized cash flows generated from operating activities to reduce short-term and long-term debt obligations by approximately $268 million to approximately $169 million at December 31, 2006. The reduction in long-term debt included the redemption of the zero coupon convertible notes, due 2021. On May 23, 2006, substantially all of the convertible notes

outstanding were redeemed for approximately $144 million. The remaining balance of approximately $1 million was called by the Company in June 2006.

Working capital (total current assets less total current liabilities) increased by approximately $208 million to approximately $585 million at December 31, 2006, compared to approximately $377 million at December 31, 2005. In July 2006, Atmel completed the sale of its Grenoble, France, subsidiary to e2v technologies plc, a British corporation. On August 1, 2006, the Company received approximately $140 million in cash proceeds upon the close of the sale ($120 million, net of working capital adjustments and costs of disposition). The cash proceeds from the sale were used for general working capital purposes.

Operating Activities: Net cash provided by operating activities was approximately $296 million in 2006, compared to approximately $200 million in 2005. We generated positive operating cash flow after adjusting net income for asset impairment and restructuring charges, depreciation, and other non-cash charges (credits) reflected in the consolidated statements of operations.

Accounts receivable decreased approximately 3% or approximately $8 million to $227 million at December 31, 2006, compared to $235 million at December 31, 2005. The average days of accounts receivable outstanding ("DSO") improved to 50 days at December 31, 2006 as compared to 54 days at December 31, 2005. Our accounts receivable and DSO are primarily impacted by shipment linearity, payment terms offered, and collection performance. Should we need to offer longer payment terms in the future due to competitive pressures, our DSO would be negatively affected.

Increases in inventories utilized approximately $49 million of operating cash flows in 2006. Average days of sales in inventory increased to approximately 116 days at December 31, 2006, compared to approximately 98 days at December 31, 2005. This increase is primarily related to higher stock levels required to improve customer delivery times, and reduced shipment levels experienced during the fourth quarter of 2006. Inventories consist of raw wafers, purchased specialty wafers, work-in-process and finished units. We are continuing to take measures to reduce manufacturing cycle times and improve production planning efficiency. However, the strategic need to offer competitive lead times may result in an increase in inventory levels in the future.

Increases in other current assets utilized approximately $28 million of operating cash flows in 2006, primarily due to payments of approximately $25 million for trade receivables advanced to e2v technologies PLC related to the sale of the Grenoble, France, subsidiary and recording of approximately $2 million in income taxes receivable. Advances related to the sale of the Grenoble subsidiary were part of a transition agreement in which the Company agreed to temporarily advance funds against certain customer trade receivables until e2v technologies PLC could establish sufficient tracking systems and processes to manage customer billing and collections independently. These advances are expected to be repaid in full in 2007.

Increases in accounts payable generated approximately $26 million of operating cash flows in 2006, primarily related to amounts due to suppliers for fixed asset acquisitions and payables arising from higher production activity levels in 2006.

Increases in accrued and other liabilities generated approximately $83 million of operating cash flows in 2006, primarily related to higher production activity levels in 2006, higher legal fees and litigation accruals, and higher tax accruals.

Increases in income tax payable generated approximately $17 million of operating cash flows in 2006, primarily related to higher production activity levels in 2006, gain on sale of discontinued operations and net income generated during 2006.

Investing Activities: Net cash provided by investing activities was approximately $36 million in 2006, compared to net cash used in investing activities of approximately $157 million in 2005. During 2006, we made additional investments in wafer fabrication equipment to advance our process technologies and in test equipment to process higher unit volumes. In 2006 and 2005, we paid approximately $83 million and approximately $169 million, respectively, for new equipment necessary to maintain our competitive position technologically as well as to increase capacity. The cash flows generated from investing activities for 2006 is primarily attributable to the approximate $120 million in net cash proceeds (net of working capital adjustments and costs of disposition)

received for the sale of our Grenoble, France, subsidiary in July 2006. The cash proceeds from the sale were used for general working capital purposes.

Financing Activities: Net cash used in financing activities increased to approximately $231 million in 2006, compared to approximately $62 million in 2005. We continued to pay down debt, with repayments of principal balances on capital leases and other debt totaling approximately $122 million in 2006 compared to approximately $139 million in 2005. Cash used in financing activities for 2006 includes the redemption of the zero coupon convertible notes, due 2021. On May 23, 2006, substantially all of the convertible notes outstanding were redeemed for approximately $144 million. The remaining balance of approximately $1 million was called by the Company in June 2006. Proceeds from equipment financing and other debt totaled approximately $25 million in 2006, compared to approximately $146 million in 2005, and were used primarily for new equipment purchases.

We believe that our existing balance of cash, cash equivalents and short-term investments, together with anticipated cash flow from operations, equipment lease financing, and other short-term and medium-term bank borrowings, will be sufficient to meet our liquidity and capital requirements over the next twelve months.

The net increase (decrease) in cash and cash equivalents in 2006, 2005 and 2004 due to the effect of exchange rate changes on cash balances was approximately $9 million, $(27) million and $21 million, respectively. These cash balances were primarily held in certain subsidiaries in euro denominated accounts and increased (decreased) in value due to the strengthening or (weakening) of the euro compared to the U.S. dollar during these periods.

During 2007, we expect our operations to generate positive cash flow; however, a significant portion of cash will be used to repay debt and make capital investments. We expect that we will have sufficient cash from operations and financing sources to meet all debt obligations. Currently, we expect our 2007 cash payments for capital expenditures to be approximately $70 to $92 million. Debt obligations due and expected to be repaid in 2007 total approximately $109 million. In 2007 and future years, our capacity to make necessary capital investments will depend on our ability to continue to generate sufficient cash flow from operations and on our ability to obtain adequate financing if necessary.

On March 15, 2006, we entered into a five-year asset-backed credit facility for up to $165 million ("Facility") with certain European lenders. This Facility is secured by our non-U.S. trade receivables. At December 31, 2006, the amount available to us under this Facility was approximately $116 million, based on eligible non-U.S. trade receivables. Borrowings under the Facility bear interest at LIBOR plus 2% per annum, while the undrawn portion is subject to a commitment fee of 0.375% per annum. The terms of the Facility subject us to certain financial and other covenants and cross-default provisions. As of December 31, 2006, there were no amounts outstanding under this Facility. Annual commitment fees and amortization of up-front fees paid related to the Facility for the year ended December 31, 2006 totaled approximately $1 million, and are included in interest and other expenses, net in the consolidated statement of operations.

Contractual Obligations

The following table describes our commitments to settle contractual obligations in cash as of December 31, 2006. See Note 11 of Notes to Consolidated Financial Statements for further discussion.

Contractual Obligations:	Payments Due by Period				
	Up to 1 Year	2-3 Years	4-5 Years	After 5 Years	Total
	(In thousands)				
Notes payable	$ 74,923	$ 3,749	$ —	$ 1,878	$ 80,550
Capital leases	33,728	18,992	9,643	1,071	63,434
Line of credit	—	25,000	—	—	25,000
Total debt obligations	108,651	47,741	9,643	2,949	168,984
Capital purchase commitments	11,159	—	—	—	11,159
Long-term supply agreement obligation(a)	23,989	11,940	—	—	35,929
Termination payments on supply contract(b)	1,021	2,268	2,608	2,999	8,896
Long-term gas supply agreement	1,667	3,542	3,801	10,954	19,964
Operating leases	25,863	25,297	5,575	3,592	60,327
Other long-term obligations(c)	13,518	23,808	20,000	31,117	88,443
Total other commitments	77,217	66,855	31,984	48,662	224,718
Add: interest	9,167	7,735	1,256	238	18,396
Total	$195,035	$122,331	$42,883	$51,849	$412,098
Summary of contractual obligations relating to:					
Assets held for sale	$ 73,951	$ 3,888	$ 3,801	$10,954	$ 92,594
Continuing operations	121,084	118,443	39,082	40,895	319,504
Total	$195,035	$122,331	$42,883	$51,849	$412,098

(a) On December 6, 2005, Atmel sold its Nantes, France fabrication facility, and the related foundry activities, to XbyBus SAS. The facility was owned by the Company since 1998 and was comprised of five buildings totaling 131,000 square feet, manufacturing BiCMOS, CMOS and non-volatile technologies. The facility employed a total of 603 persons, of which 284 employees were retained by the Company and the remaining 319 manufacturing employees were transferred to XbyBus SAS. Concurrent with the sale, the Company entered into a three-year supply agreement with a subsidiary of XbyBus SAS, whereby the Company is required to purchase a minimum volume of wafers through 2008. The supply agreement requires a minimum purchase of approximately $59 million, of which approximately $36 million is still required over the term of the agreement (see Note 17 of Notes to Consolidated Financial Statements for further discussion).

(b) As a result of our restructuring actions in 2002, we incurred a charge relating to our Irving, Texas, wafer fabrication facility of approximately $12 million for terminating a contract with a supplier. The obligation was estimated using the present value of the future payments which totaled approximately $9 million as of December 31, 2006 (see Note 17 of Notes to Consolidated Financial Statements for further discussion). On May 1, 2007, we announced the sale of our Irving, Texas, fab for approximately $37 million in cash.

(c) Other long-term obligations consist principally of future repayments of approximately $75 million of advances from customers, of which approximately $10 million is due within 1 year, and have been classified as current liabilities (see Note 3 of Notes to Consolidated Financial Statements for further discussion).

Approximately $72 million of the Company's total debt requires Atmel to meet certain financial ratios and to comply with other covenants on a periodic basis, and approximately $127 million of the debt obligations have cross default provisions. The financial ratio covenants include, but are not limited to, the maintenance of minimum cash balances and net worth, and debt to capitalization ratios. There is no requirement to maintain a restricted cash

balance. We were not in compliance with certain of these covenants as of December 31, 2006, and, therefore, requested waivers from our lenders to avoid default under these facilities. Waivers were received from all but one lender, and as a result of not receiving a waiver from that lender, we reclassified approximately $23 million of non-current liabilities related to assets held for sale to current liabilities related to assets held for sale on the consolidated balance sheet as of December 31, 2006.

If we need to renegotiate any of these covenants in the future, and the lenders refuse and we are unable to comply with the covenants, then we may immediately be required to repay the loans concerned. In the event we are required to repay these loans ahead of their due dates, we believe that we have the resources to make such repayments, but such payments could adversely impact our liquidity.

Our ability to service long-term debt in the U.S. or to obtain cash for other needs from our foreign subsidiaries may be structurally impeded. Since a substantial portion of our operations are conducted through our foreign subsidiaries, our cash flow and ability to service debt are partially dependent upon the liquidity and earnings of our subsidiaries as well as the distribution of those earnings, or repayment of loans or other payments of funds by those subsidiaries, to the U.S. parent corporation. These foreign subsidiaries are separate and distinct legal entities and may have limited or no obligation, contingent or otherwise, to pay any amount to us, whether by dividends, distributions, loans or other payments. However, the U.S. parent corporation owes much of our consolidated long-term debt, including our outstanding issue of convertible notes.

Off-Balance Sheet Arrangements (Including Guarantees)

In the ordinary course of business, we have investments in privately held companies, which we review to determine if they should be considered variable interest entities. We have evaluated our investments in these other privately held companies and have determined that there was no material impact on our operating results or financial condition upon our adoption of FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51" ("FIN 46(R)"). Under FIN 46(R) certain events can require a reassessment of our investments in privately held companies to determine if they are variable interest entities and which of the stakeholders will be the primary beneficiary. As a result of such events, we may be required to make additional disclosures or consolidate these entities. We may be unable to influence these events.

During the ordinary course of business, we provide standby letters of credit or other guarantee instruments to certain parties as required for certain transactions initiated by either our subsidiaries or us. As of December 31, 2006, the maximum potential amount of future payments that we could be required to make under these guarantee agreements was approximately $12 million. We have not recorded any liability in connection with these guarantee arrangements. Based on historical experience and information currently available, we believe we will not be required to make any payments under these guarantee arrangements.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 in the first quarter of 2007. While we are continuing to evaluate the impact of this Interpretation and guidance on its application, we do not expect that the adoption of FIN 48 will have a material impact on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS No. 157 should be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied, except in

limited circumstances. The Company expects to adopt SFAS No. 157 beginning January 1, 2008. The Company is currently evaluating the impact that this pronouncement may have on the consolidated financial statements.

In September 2006, the SEC released Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on the SEC's views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 are effective for the Company for the year ended December 31, 2006. The impact of the adoption of SAB 108 did not have any impact on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115." This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The Company expects to adopt SFAS No. 159 beginning January 1, 2008. The Company is currently evaluating the impact that this pronouncement may have on the consolidated financial statements.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 1 of Notes to Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. We consider the accounting policies described below to be our critical accounting policies. These critical accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements and actual results could differ materially from the amounts reported based on these policies.

Amounts included in the consolidated financial statements as of and for the years ended December 31, 2005 and 2004, have been reclassified to conform to the current presentation. See Note 18 of Notes to Consolidated Financial Statements for further information regarding the reclassification of financial information for Discontinued Operations related to the sale of our Grenoble subsidiary in July 2006.

Revenue recognition

We generate our revenue by selling our products to OEMs and distributors. Our policy is to recognize revenue upon shipment of products to customers, where shipment represents the point when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable and collection of the resulting receivable is reasonably assured.

Contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents are used to verify delivery. We assess whether the price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Sales terms do not include post shipment obligations except for product warranty, as described in Note 1 of Notes to Consolidated Financial Statements.

We allow certain distributors, primarily based in the United States, rights of return and credits for price protection. Given the uncertainties associated with the levels of returns and other credits to these distributors, we defer recognition of revenue from sales to these distributors until they have resold our products. Net deferred income for distributor sales was approximately $19 million and $18 million as of December 31, 2006 and 2005, respectively. Sales to certain other primarily non-U.S. based distributors carry either no or very limited rights of

return. We have historically been able to estimate returns and other credits from these distributors and accordingly have historically recognized revenue from sales to these distributors on shipment, with a related allowance for potential returns established at the time of our sale.

Our revenue reporting is highly dependent on receiving pertinent, accurate and timely data from our distributors. Distributors provide us periodic data regarding the product, price, quantity, and end customer when products are resold as well as the quantities of our products they still have in stock. Because the data set is large and complex and because there may be errors in the reported data, we must use estimates and apply judgments to reconcile distributors' reported inventories to their activities. Actual results could vary from those estimates.

Allowance for Doubtful Accounts and Sales Returns

We must make estimates of potential future product returns and revenue adjustments related to current period product revenue. Management analyzes historical returns, current economic trends in the semiconductor industry, changes in customer demand and acceptance of our products when evaluating the adequacy of our allowance for sales returns. If management made different judgments or utilized different estimates, material differences in the amount of our reported revenue may result. We provide for sales returns based on our customer experience, and our expectations for revenue adjustments based on economic conditions within the semiconductor industry.

During 2004 through 2006, we focused on improving our credit and collection procedures and experienced fewer bad debt write-offs. As a result, the allowance required for doubtful accounts has decreased even though sales levels and related receivable balances have increased. We credited approximately $6 million and $5 million to SG&A expense for the years ended December 31, 2005 and 2004, respectively. The amount credited to SG&A expense for the year ended December 31, 2006, was not material.

We maintain an allowance for doubtful accounts for losses that we estimate will arise from our customers' inability to make required payments. We make our estimates of the uncollectibility of our accounts receivable by analyzing specific customer creditworthiness, historical bad debts, and current economic trends. At December 31, 2006 and 2005, the allowance for doubtful accounts was approximately $4 million for both periods.

Accounting for income taxes

In calculating our income tax expense, it is necessary to make certain estimates and judgments for financial statement purposes that affect the recognition of tax assets and liabilities.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the net deferred tax asset would decrease income tax expense in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the net deferred tax asset would increase income tax expense in the period such determination is made.

Our income tax calculations are based on application of the respective U.S. Federal, state or foreign tax law. Our tax filings, however, are subject to audit by the respective tax authorities. Accordingly, we recognize tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due. To the extent the final tax liabilities are different from the amounts originally accrued, the increases or decreases are recorded as income tax expense.

Valuation of inventory

Our inventories are stated at the lower of cost (determined on a first-in, first-out basis for raw materials and purchased parts; and an average cost basis for work in progress and finished goods) or market. Cost includes labor, including stock-based compensation costs, materials, depreciation and other overhead costs, as well as factors for estimated production yields and scrap. Determining market value of inventories involves numerous judgments, including average selling prices and sales volumes for future periods. We primarily utilize selling prices in our

period ending backlog for measuring any potential declines in market value below cost. Any adjustment for market value provision is charged to cost of revenues at the point of market value decline.

We evaluate our ending inventories for excess quantities and obsolescence on a quarterly basis. This evaluation includes analysis of historical and forecasted sales levels by product. Inventories on hand in excess of forecasted demand are provided for. In addition, we write off inventories that are considered obsolete. Obsolescence is determined from several factors, including competitiveness of product offerings, market conditions and product life cycles when determining obsolescence. Increases to the allowance for excess and obsolete inventory are charged to cost of revenues. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If this lower-costed inventory is subsequently sold, the related allowance is matched to the movement of related product inventory, resulting in lower costs and higher gross margins for those products.

Our inventories include high-technology parts that may be subject to rapid technological obsolescence and which are sold in a highly competitive industry. If actual product demand or selling prices are less favorable than we estimate, we may be required to take additional inventory write-downs.

Fixed Assets

We review the carrying value of fixed assets for impairment when events and circumstances indicate that the carrying value of an asset or group of assets may not be recoverable from the estimated future cash flows expected to result from its use and/or disposition. Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends, (ii) exiting an activity in conjunction with a restructuring of operations, (iii) current, historical or projected losses that demonstrated continuing losses associated with an asset, (iv) significant decline in the Company's market capitalization for an extended period of time relative to net book value, (v) recent changes in the Company's manufacturing model, and (vi) management's assessment of future manufacturing capacity requirements. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the estimated fair value of the assets. The estimation of future cash flows involves numerous assumptions, which require our judgment, including, but not limited to, future use of the assets for our operations versus sale or disposal of the assets, future-selling prices for our products and future production and sales volumes. In addition, we must use our judgment in determining the groups of assets for which impairment tests are separately performed.

Our business requires heavy investment in manufacturing facilities that are technologically advanced but can quickly become significantly underutilized or rendered obsolete by rapid changes in demand for semiconductors produced in those facilities.

We estimate the useful life of our manufacturing equipment, which is the largest component of our fixed assets, to be five years. We base our estimate on our experience with acquiring, using and disposing of equipment over time.

Depreciation expense is a major element of our manufacturing cost structure. We begin depreciation on new equipment when it is put into use for production. The aggregate amount of fixed assets under construction for which depreciation was not being recorded was approximately $11 million at December 31, 2006, and approximately $7 million at December 31, 2005. In addition, assets held for sale for which depreciation was not being recorded totaled approximately $123 million at December 31, 2006.

Stock-Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123R using the modified prospective transition method. The Company's Consolidated Financial Statements as of and for the year ended December 31, 2006 reflect the impact of SFAS No. 123R. However, in accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods do not include the impact of SFAS No. 123R. Prior periods do not include equity compensation amounts comparable to those included in the Consolidated Financial Statements for the year ended December 31, 2006.

The Company has elected to adopt FSP No. FAS 123(R)-3 to calculate the Company's pool of windfall tax benefits.

SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's Consolidated Statements of Operations. Prior to January 1, 2006, the Company accounted for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25 as permitted under SFAS No. 123 (and further amended by SFAS No. 148).

Upon adoption of SFAS No. 123R, the Company reassessed its equity compensation valuation method and related assumptions. The Company's determination of the fair value of stock-based payment awards on the date of grant utilizes an option-pricing model, and is impacted by its common stock price as well as a change in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to: expected common stock price volatility over the term of the option awards, as well as the projected employee option exercise behaviors (expected period between stock option vesting date and stock option exercise date). Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because employee stock options have certain characteristics that are significantly different from traded options, and changes in the subjective assumptions can materially affect the estimated fair value, in the Company's opinion, the existing Black-Scholes option-pricing model may not provide an accurate measure of the fair value of employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS No. 123R using an option-pricing model that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Stock-based compensation expense recognized in the Company's consolidated statements of operations for the year ended December 31, 2006 included a combination of payment awards granted prior to January 1, 2006 and payment awards granted subsequent to January 1, 2006. In conjunction with the adoption of SFAS No. 123R, the Company changed its method of attributing the value of stock-based compensation to expense from the accelerated multiple-option approach to the straight-line single option method. Compensation expense for all stock-based payment awards granted subsequent to January 1, 2006 is recognized using the straight-line single-option method. Stock-based compensation expense included in the year ended December 31, 2006 includes the impact of estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the periods prior to 2006, the Company accounted for forfeitures as they occurred. The adoption of SFAS No. 123R requires the Company to reflect the net cumulative impact of estimating forfeitures in the determination of period expense by reversing the previously recognized cumulative compensation expense related to those forfeitures, rather than recording forfeitures when they occur as previously permitted. The Company did not record this cumulative impact upon adoption, as the amount was insignificant. Stock options granted in periods prior to 2006 were measured based on APB No. 25 criteria, whereas stock options granted subsequent to January 1, 2006 were measured based on SFAS No. 123R criteria.

Litigation

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. We are currently involved in such intellectual property litigation (see Note 11 of Notes to Consolidated Financial Statements for further discussion). We accrue for losses related to litigation if a loss is probable and the loss can be reasonably estimated. We regularly evaluate current information available to determine whether accruals for litigation should be made. If we were to determine that such a liability was probable and could be reasonably estimated, the adjustment would be charged to income in the period such determination was made.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest Rate Risk

We maintain investment portfolio holdings of various issuers, types and maturities whose values are dependent upon short-term interest rates. We generally classify these securities as available for sale, and consequently record them on the balance sheet at fair value with unrealized gains and losses being recorded as a separate part of

stockholders' equity. We do not currently hedge these interest rate exposures. Given our current profile of interest rate exposures and the maturities of our investment holdings, we believe that an unfavorable change in interest rates would not have a significant negative impact on our investment portfolio or statements of operations through December 31, 2007. In addition, some of our borrowings are at floating rates, so this would act as a natural hedge.

We have short-term debt, long-term debt, capital leases and convertible notes totaling approximately $169 million at December 31, 2006. Approximately $59 million of these borrowings have fixed interest rates. We have approximately $110 million of floating interest rate debt, of which approximately $53 million is euro denominated. We do not hedge against the risk of interest rate changes for our floating rate debt and could be negatively affected should these rates increase significantly. While there can be no assurance that these rates will remain at current levels, we believe that any rate increase will not cause a significant adverse impact to our results of operations, cash flows or to our financial position.

The following table summarizes the face value of our variable-rate debt exposed to interest rate risk as of December 31, 2006. All fair market values are shown net of applicable premium or discount, if any (in thousands):

	Payments Due by Year				Total Variable-Rate Debt Outstanding at December 31; 2006
	2007	2008	2009	Thereafter	
30 day USD LIBOR weighted-average interest rate basis(1) — Capital Leases	$ 3,056	$ —	$ —	$ —	$ 3,056
Total of 30 day USD LIBOR rate debt	$ 3,056	$ —	$ —	$ —	$ 3,056
90 day USD LIBOR weighted-average interest rate basis(1) — Revolving Line of Credit Due 2008	$ —	$25,000	$ —	$ —	$ 25,000
Senior Secured Term Loan Due 2009	8,635	8,333	4,167	—	21,135
Total of 90 day USD LIBOR rate debt	$ 8,635	$33,333	$4,167	$ —	$ 46,135
90 day USD LIBOR weighted-average interest rate basis(1) — Capital Leases	$22,881	$ 9,063	$4,284	$9,640	$ 45,868
Total of 90 day USD LIBOR rate debt	$22,881	$ 9,063	$4,284	$9,640	$ 45,868
360 day USD LIBOR weighted-average interest rate basis(1) — Senior Secured Term Loan Due 2008	$ 5,000	$ 3,750	$ —	$ —	$ 8,750
Total of 360 day USD LIBOR rate debt	$ 5,000	$ 3,750	$ —	$ —	$ 8,750
30/60/90 day EURIBOR interest rate basis(1) — Senior Secured Term Loan Due 2007	$ 6,670	$ —	$ —	$ —	$ 6,670
Total of 30/60/90 day EURIBOR debt rate	$ 6,670	$ —	$ —	$ —	$ 6,670
Total variable-rate debt	$46,242	$46,146	$8,451	$9,640	$110,479

(1) Actual interest rates include a spread over the basis amount.

The following table presents the hypothetical changes in interest expense, for the twelve-month period ended December 31, 2006 related to our outstanding borrowings that are sensitive to changes in interest rates. The

modeling technique used measures the change in interest expense arising from hypothetical parallel shifts in yield, of plus or minus 50 Basis Points ("BPS"), 100 BPS and 150 BPS (in thousands).

For the year ended December 31, 2006:

	Interest Expense Given an Interest Rate *Decrease* by X Basis Points			Interest Expense with no Change in Interest Rate	Interest Expense Given an Interest Rate *Increase* by X Basis Points		
	150 BPS	100 BPS	50 BPS		50 BPS	100 BPS	150 BPS
Interest expense	$4,119	$4,671	$5,223	$5,776	$6,328	$6,880	$7,433

Foreign Currency Risk

When we take an order denominated in a foreign currency we will receive fewer dollars than we initially anticipated if that local currency weakens against the dollar before we ship our product, which will reduce revenue. Conversely, revenues will be positively impacted if the local currency strengthens against the dollar. In Europe, where our significant operations have costs denominated in European currencies, costs will decrease if the local currency weakens. Conversely, costs will increase if the local currency strengthens against the dollar. During 2006, approximately 52% of our operating expenses were denominated in foreign currencies, primarily the euro. However, average exchange rates utilized to translate revenues and expenses were $1.25 to the euro in both 2006 and 2005, and hence had a minimal impact on the change in our operating results from 2005 to 2006. This impact is determined assuming that all foreign currency denominated transactions that occurred in 2006 were recorded using the average 2005 foreign currency rates. However, within 2006, the impact from costs denominated in foreign currency increased significantly and negatively impacted gross margins and profitability in the fourth quarter of 2006 (as discussed in the overview section of Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations). Sales denominated in foreign currencies were approximately 19%, 17% and 24% in 2006, 2005 and 2004, respectively. Sales denominated in euros were approximately 18%, 16% and 22% in 2006, 2005 and 2004 respectively. Sales denominated in yen were approximately 1%, 1% and 1% in 2006, 2005 and 2004 respectively. Costs denominated in foreign currencies, primarily the euro, were approximately 52%, 55% and 56% in 2006, 2005 and 2004, respectively.

We also face the risk that our accounts receivables denominated in foreign currencies will be devalued if such foreign currencies weaken quickly and significantly against the dollar. Approximately 26% and 23% of our accounts receivable are denominated in foreign currency as of December 31, 2006 and 2005, respectively.

We also face the risk that our accounts payable and debt obligations denominated in foreign currencies will increase if such foreign currencies strengthen quickly and significantly against the dollar. Approximately 48% and 46% of our accounts payable were denominated in foreign currency as of December 31, 2006 and 2005, respectively. Approximately 60% of our debt obligations were denominated in foreign currency as of both December 31, 2006 and 2005.

ITEM 8. *CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Atmel Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Years Ended December 31,		
	2006	2005	2004
		As restated(1)	As restated(1)
Net revenues	**$1,670,887**	**$1,561,107**	**$1,552,440**
Operating expenses			
Cost of revenues	1,108,769	1,165,338	1,113,473
Research and development	289,108	268,164	229,722
Selling, general and administrative	213,641	184,876	169,109
Asset impairment charges	82,582	12,757	—
Restructuring and other charges and loss on sale	38,763	17,682	—
Total operating expenses	**1,732,863**	**1,648,817**	**1,512,304**
Income (loss) from operations	**(61,976)**	**(87,710)**	**40,136**
Legal awards and settlements	—	44,369	—
Interest and other expenses, net	(11,726)	(19,349)	(21,294)
Income (loss) from continuing operations before income taxes	**(73,702)**	**(62,690)**	**18,842**
Benefit from (provision for) income taxes relating to continuing operations	(24,949)	13,063	(24,344)
Loss from continuing operations	(98,651)	(49,627)	(5,502)
Income from discontinued operations, net of provision for income taxes of $9,393 in 2006, $6,494 in 2005 and $1,120 in 2004	12,969	16,276	11,874
Gain on sale of discontinued operations, net of provision for income taxes of $9,506 in 2006	100,332	—	—
Net income (loss)	**$ 14,650**	**$ (33,351)**	**$ 6,372**
Basic and diluted net income (loss) per common share:			
Loss from continuing operations	$ (0.20)	$ (0.10)	$ (0.01)
Income from discontinued operations, net of income taxes	0.02	0.03	0.02
Gain on sale of discontinued operations, net of income taxes	0.21	—	—
Net income (loss)	$ 0.03	$ (0.07)	$ 0.01
Weighted-average shares used in basic and diluted net income (loss) per share calculations	487,413	481,534	476,063

(1) See Note 2 "Restatements of Consolidated Financial Statements," to Consolidated Financial Statements

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	December 31, 2006	December 31, 2005 As restated(1)
ASSETS		
Current assets		
Cash and cash equivalents	$ 410,480	$ 300,323
Short-term investments	56,264	47,932
Accounts receivable, net of allowance for doubtful accounts of $3,605 in 2006 and $3,944 in 2005	227,031	235,129
Inventories	339,799	288,220
Current assets of discontinued operations	—	28,800
Other current assets	118,965	100,129
Total current assets	**1,152,539**	**1,000,533**
Fixed assets, net	514,349	874,618
Non-current assets held for sale	123,797	—
Non-current assets of discontinued operations	—	16,330
Intangible and other assets	27,854	42,455
Total assets	**$1,818,539**	**$1,933,936**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	$ 38,311	$ 112,107
Convertible notes	—	142,401
Trade accounts payable	145,079	125,724
Accrued and other liabilities	231,237	187,365
Liabilities related to assets held for sale	133,893	—
Liabilities of discontinued operations	—	37,838
Deferred income on shipments to distributors	18,856	18,345
Total current liabilities	**567,376**	**623,780**
Long-term debt less current portion	60,020	133,184
Convertible notes less current portion	—	295
Non-current liabilities related to assets held for sale	313	—
Non-current liabilities of discontinued operations	—	4,493
Other long-term liabilities	236,936	234,813
Total liabilities	**864,645**	**996,565**
Commitments and contingencies (Note 11)		
Stockholders' equity		
Common stock; par value $0.001; Authorized: 1,600,000 shares; Shares issued and outstanding: 488,844 at December 31, 2006 and 483,366 at December 31, 2005	489	483
Additional paid-in capital	1,418,004	1,400,261
Unearned stock-based compensation	—	(2,942)
Accumulated other comprehensive income	107,237	126,055
Accumulated deficit	(571,836)	(586,486)
Total stockholders' equity	**953,894**	**937,371**
Total liabilities and stockholders' equity	**$1,818,539**	**$1,933,936**

(1) See Note 2 "Restatements of Consolidated Financial Statements," to Consolidated Financial Statements

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years Ended December 31, 2006	2005 As restated(1)	2004 As restated(1)
Cash flows from operating activities			
Net income (loss)	$ 14,650	$ (33,351)	$ 6,372
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation and amortization	225,006	290,748	298,426
Asset impairment charges	82,582	12,757	—
Non-cash restructuring charges and loss on sale	—	4,068	—
Deferred taxes	6,121	2,691	(18,837)
Gain on sale of discontinued operations	(109,838)	—	—
Gain on sale of fixed assets	(2,624)	(2,405)	(664)
Other non-cash losses (gains)	8,726	(4,120)	(1,567)
Provision for (recovery of) doubtful accounts receivable	106	(5,575)	(4,889)
Accrued interest on zero coupon convertible debt	2,819	9,893	9,800
Accrued interest on other long-term debt	1,880	2,415	2,094
Stock-based compensation expense	9,118	1,850	1,405
Changes in operating assets and liabilities, net of acquisitions			
Accounts receivable	8,054	1,737	(11,149)
Inventories	(48,848)	25,984	(70,456)
Current and other assets	(27,608)	(15,922)	(32,657)
Trade accounts payable	26,440	(61,538)	39,241
Accrued and other liabilities	82,855	(2,249)	1,510
Income tax payable	16,526	(24,131)	7,840
Deferred income on shipments to distributors	520	(2,779)	1,967
Net cash provided by operating activities	**296,485**	**200,073**	**228,436**
Cash flows from investing activities			
Acquisitions of fixed assets	(83,330)	(169,126)	(241,428)
Proceeds from the sale of fixed assets	4,466	2,238	4,558
Net proceeds from sale of discontinued operations	120,073	—	—
Proceeds from the sale of interest in privately held companies and other	1,799	6,746	—
Acquisitions of intangible assets	(549)	(7,821)	(8,150)
Decrease in restricted cash	—	—	26,835
Purchases of short-term investments	(22,290)	(16,110)	(53,834)
Sales or maturities of short-term investments	15,535	26,790	41,283
Net cash provided by (used in) investing activities	**35,704**	**(157,283)**	**(230,736)**
Cash flows from financing activities			
Proceeds from equipment financing and other debt	25,000	146,242	70,000
Principal payments on capital leases and other debt	(122,032)	(139,308)	(140,751)
Repurchase of convertible notes	(145,515)	(80,846)	—
Issuance of common stock	11,206	11,901	12,168
Net cash used in financing activities	**(231,341)**	**(62,011)**	**(58,583)**
Effect of exchange rate changes on cash and cash equivalents	9,309	(26,806)	21,346
Net increase (decrease) in cash and cash equivalents	110,157	(46,027)	(39,537)
Cash and cash equivalents at beginning of year	**300,323**	**346,350**	**385,887**
Cash and cash equivalents at end of year	**$ 410,480**	**$ 300,323**	**$ 346,350**
Supplemental cash flow disclosures:			
Interest paid	$ 14,080	$ 15,434	$ 17,273
Income taxes paid, net	15,077	11,851	39,210
Increases (decreases) in accounts payable related to fixed asset purchases	5,616	(75,748)	81,918
Fixed assets acquired under capital leases	3,925	112,815	7,073

(1) See Note 2 "Restatements of Consolidated Financial Statements," to Consolidated Financial Statements

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands)	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital As restated (1)	Unearned Stock-Based Compensation As restated (1)	Accumulated Deficit As restated (1)	Accumulated Other Comprehensive Income (Loss) As restated (1)	Total As restated (1)
Balances, December 31, 2003, as previously reported	473,047	$473	$1,269,071	$ —	$(456,692)	$ 205,265	$1,018,117
Cumulative effect of restatements	—	—	108,265	(7,331)	(102,815)	(12,472)	(14,353)
Balances, December 31, 2003, as restated(1)	473,047	$473	$1,377,336	$(7,331)	$(559,507)	$ 192,793	$1,003,764
Comprehensive income:							
Net income					6,372		6,372
Unrealized gains on derivative instruments, net of tax						3,918	3,918
Unrealized losses on investments, net of tax						(9)	(9)
Foreign currency translation adjustments						79,950	79,950
Total comprehensive income							90,231
Amortization of unearned stock-based compensation				2,110			2,110
Non-employee stock-based compensation expense			68				68
Credit to stock compensation due to variable accounting			(773)				(773)
Reversal of unearned stock-based compensation expense due to employee terminations			(143)	143			—
Sales of common stock:							
Exercise of options	1,973	2	4,193				4,195
Employee stock purchase plan	2,906	3	7,970				7,973
Balances, December 31, 2004, as restated(1)	477,926	$478	$1,388,651	$(5,078)	$(553,135)	$ 276,652	$1,107,568
Comprehensive loss:							
Net loss					(33,351)		(33,351)
Minimum pension liability adjustments						(2,647)	(2,647)
Realization of gains on derivative instruments, net of tax						(3,918)	(3,918)
Unrealized gains on investments, net of tax						335	335
Foreign currency translation adjustments						(144,367)	(144,367)
Total comprehensive loss							(183,948)
Amortization of unearned stock-based compensation				1,779			1,779
Non-employee stock-based compensation expense			543				543
Credit to stock compensation due to variable accounting			(472)				(472)
Reversal of unearned stock-based compensation expense due to employee terminations			(357)	357			—
Sales of common stock:							
Exercise of options	1,758	3	3,507				3,510
Employee stock purchase plan	3,682	2	8,389				8,391
Balances, December 31, 2005, as restated(1)	483,366	$483	$1,400,261	$(2,942)	$(586,486)	$ 126,055	$ 937,371
Comprehensive loss:							
Net income					14,650		14,650
Minimum pension liability adjustments						561	561
Unrealized gains on investments, net of tax						1,315	1,315
Foreign currency translation adjustments						80,631	80,631
Foreign currency translation gains credited to asset impairment charges (see Note 16)						(97,725)	(97,725)
Total comprehensive loss							(568)
Cumulative effect adjustment on adoption of SFAS No. 158, net of income taxes						(3,600)	(3,600)
Stock-based compensation expense			9,485				9,485
Sales of common stock:							
Exercise of options	3,406	4	7,382				7,386
Employee stock purchase plan	2,072	2	3,818				3,820
Elimination of unearned stock-based compensation upon adoption of SFAS No. 123R			(2,942)	2,942			—
Balances, December 31, 2006	488,844	$489	$1,418,004	$ —	$(571,836)	$ 107,237	$ 953,894

(1) See Note 2 "Restatements of Consolidated Financial Statements," to Consolidated Financial Statements

The accompanying notes are an integral part of these Consolidated Financial Statements.

(In thousands, except per share data, employee data, and where otherwise indicated)

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Atmel Corporation ("Atmel" or "the Company") designs, develops, manufactures and markets a broad range of high-performance logic, radio frequency and nonvolatile memory integrated circuits using complementary metal-oxide semiconductor ("CMOS") and other technologies. Atmel's products are used in a broad range of applications in the telecommunications, computing, networking, consumer and automotive electronics and other markets. Atmel's customers comprise a diverse group of United States of America ("U.S.") and non-U.S. original equipment manufacturers ("OEMs") and distributors.

In the third quarter of 2006, the Company completed the divestiture of its Grenoble, France, subsidiary. Results from the Grenoble subsidiary are excluded from the amounts from continuing operations disclosed herein, and have been reclassified as Results from Discontinued Operations. See Note 18 for further discussion.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Atmel and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Reclassifications

Certain amounts included in the consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2005 and 2004, have been reclassified to conform to the current presentation. These reclassifications had no impact on net income (loss), total assets, or stockholders' equity. See Note 18 for further information regarding the reclassification of financial information for Discontinued Operations related to the sale of our Grenoble subsidiary in July 2006. The Company has also reclassified assets and liabilities to be disposed of by sale in the consolidated balance sheet as of December 31, 2006. See Note 16 for further discussion of assets held for sale.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include reserves for inventory, the sales return reserve, restructuring charges, stock-based compensation expense, allowances for doubtful accounts receivable, warranty reserves, estimates for useful lives associated with long-lived assets, asset impairments, certain accrued liabilities and income taxes and tax valuation allowances. Actual results could differ from those estimates.

Fair Value of Financial Instruments

For certain of Atmel's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and other current assets and current liabilities, the carrying amounts approximate their fair value due to the relatively short maturity of these items. Investments in debt securities are carried at fair value based on quoted market prices. The fair value of the Company's debt approximates book value as of December 31, 2006 and 2005. The estimated fair value has been determined by the Company using available market information. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that Atmel could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents

Investments with an original or remaining maturity of 90 days or less, as of the date of purchase, are considered cash equivalents, and consist of highly liquid money market instruments.

Atmel maintains its cash balances at a variety of financial institutions and has not experienced any material losses relating to such instruments. Atmel invests its excess cash in accordance with its investment policy that has been reviewed and approved by the Board of Directors.

Short-Term Investments

All of the Company's investments in debt and equity securities in publicly-traded companies are classified as available-for-sale. Available-for-sale securities with maturities greater than twelve months are classified as short-term when they represent investments of cash that are intended for use in current operations. Investments in available-for-sale securities are reported at fair value with unrealized gains (losses), net of related tax, included as a component of accumulated other comprehensive income (loss).

The Company monitors its short-term investments for impairment periodically and reduces their carrying values to fair value when the declines are determined to be other-than-temporary.

Accounts Receivable

An allowance for doubtful accounts is calculated based on the aging of Atmel's accounts receivable, historical experience, and management judgment. Atmel writes off accounts receivable against the allowance when Atmel determines a balance is uncollectible and no longer actively pursues collection of the receivable.

Inventories

Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis for raw materials and purchased parts; and an average-cost basis for work in progress and finished goods) or market. Market is based on estimated net realizable value. The Company establishes lower of cost or market reserves, aged inventory reserves and obsolescence reserves. Inventory reserves are generally recorded when the inventory product exceeds nine months of demand or twelve months of backlog for that product. Inventory reserves are not relieved until the related inventory has been sold or scrapped.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	10 to 20 years
Machinery, equipment and software	2 to 5 years
Furniture and fixtures	5 years

Maintenance, repairs and minor upgrades are expensed as incurred.

Investments in Privately-Held Companies

Investments in privately-held companies are accounted for at historical cost or, if Atmel has significant influence over the investee, using the equity method of accounting. Atmel's proportionate share of income or losses from investments accounted for under the equity method, and any gain or loss on disposal, are recorded in interest and other expenses, net. Investments in privately held companies are included in intangible and other assets on the Company's consolidated balance sheets.

For investments in privately-held companies, the Company monitors for impairment periodically and reduces their carrying values to fair value when the declines are determined to be other-than-temporary.

Revenue Recognition

The Company sells its products to OEMs and distributors and recognizes revenue when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Reserves for sales returns and allowances are estimated and re-evaluated each reporting period.

For sales to certain distributors (primarily based in the U.S.) with agreements allowing for price protection and product returns, the Company recognizes revenue at the time the distributor sells the product to its end customer. Revenue is not recognized upon shipment since, due to price protection rights, the sales price is not substantially fixed or determinable at that time. Additionally, these distributors have contractual rights to return products, up to a specified amount for a given period of time. Revenue is recognized when the distributor sells the product to an end-user, at which time the sales price becomes fixed. At the time of shipment to these distributors, the Company records a trade receivable for the selling price as there is a legally enforceable right to payment, relieves inventory for the carrying value of goods shipped since legal title has passed to the distributor, and records the gross margin in deferred income on shipments to distributors on the consolidated balance sheets. This balance represents the gross margin on the sale to the distributor; however, the amount of gross margin recognized by the Company in future periods could be less than the deferred margin as a result of price protection concessions related to market pricing conditions. The Company does not reduce deferred margin by estimated price protection; instead, such price concessions are recorded when incurred, which is generally at the time the distributor sells the product to an end-user. Sales to certain other primarily non-U.S. based distributors carry either no or very limited rights of return. The Company has historically been able to estimate returns and other credits from these distributors and accordingly has historically recognized revenue from sales to these distributors upon shipment, with a related allowance for potential returns established at the time of sale.

Royalty Expense Recognition

The Company has entered into a number of technology license agreements with unrelated third parties. Generally, the agreements require a one-time or annual license fee. In addition, Atmel may be required to pay a royalty on sales of certain products that are derived under these licensing arrangements. The royalty expense is accrued in the period in which the revenues incorporating the technology are recognized, and is included in accrued and other liabilities on the consolidated balance sheet.

Grant Recognition

Subsidy grants from government organizations are amortized as a reduction of expenses over the period the related obligations are fulfilled. During the year ended December 31, 2006, Atmel entered into new grant agreements and modified existing agreements, with several European government agencies. Recognition of future subsidy benefits will depend on Atmel's achievement of certain capital investment, research and development spending and employment goals. During the years ended December 31, 2006, 2005 and 2004, Atmel recognized the following amount of subsidy grant benefits as a reduction of either cost of revenues or research and development expenses, depending on the nature of the grant:

Years Ended December 31,	2006	2005	2004
Cost of revenues	$ 9,654	$11,109	$ 7,989
Research and development expenses	14,573	25,538	14,629
Total	$24,227	$36,647	$22,618

Advertising Costs

Atmel expenses all advertising costs as incurred. Advertising costs were not significant in 2006, 2005 and 2004.

Foreign Currency Translation

Most of Atmel's major international subsidiaries report their local currencies as their respective functional currencies. Financial statements of these foreign subsidiaries are translated into U.S. dollars at current rates, except that revenues, costs and expenses are translated at average current rates during each reporting period. The effect of translating the accounts of these foreign subsidiaries into U.S. dollars has been included in the consolidated statements of stockholders' equity and comprehensive income (loss) as a cumulative foreign currency translation adjustment. Gains and losses from remeasurement of assets and liabilities denominated in currencies other than the respective functional currencies are included in the consolidated statements of operations. Losses due to foreign currency remeasurement included in interest and other expenses, net for the years ended December 31, 2006, 2005 and 2004 were $9,364, $1,306 and $2,128, respectively.

Stock-Based Compensation

Prior to January 1, 2006, Atmel accounted for stock-based compensation, including stock options granted and shares issued under the Employee Stock Purchase Plan, using the intrinsic value method prescribed in Accounting Principles Bulletin ("APB") No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and related interpretations. Compensation expense for stock options was recognized ratably over the vesting period. Stock options are granted under the 1986 Incentive Stock Option Plan ("1986 Stock Plan") and the 2005 Stock Plan (an amendment and restatement of the 1996 Stock Plan) (the "2005 Stock Plan"). Atmel's policy is to grant options with an exercise price equal to the closing quoted market price of its common stock on the grant date.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R (Revised 2004), "Share-Based Payment" ("SFAS No. 123R") using the modified prospective transition method. The Company's consolidated financial statements as of and for the year ended December 31, 2006 reflect the impact of SFAS No. 123R. However, in accordance with the modified prospective transition method, the Company's consolidated financial statements for prior periods do not include the impact of SFAS No. 123R. Accordingly, prior periods do not include equity compensation amounts comparable to those included in the consolidated financial statements for the year ended December 31, 2006.

The Company has elected to adopt FSP No. FAS 123(R)-3 to calculate the Company's pool of windfall tax benefits.

SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statements of operations. Prior to January 1, 2006, the Company accounted for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25 as permitted under SFAS No. 123 (and further amended by SFAS No. 148).

Upon adoption of SFAS No. 123R, the Company reassessed its equity compensation valuation method and related assumptions. The Company's determination of the fair value of share-based payment awards on the date of grant utilizes an option-pricing model, and is impacted by its common stock price as well as a change in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to: expected common stock price volatility over the term of the option awards, as well as the projected employee option exercise behaviors (expected period between stock option vesting date and stock option exercise date).

Stock-based compensation expense recognized in the Company's consolidated statements of operations for the year ended December 31, 2006 included a combination of payment awards granted prior to January 1, 2006 and payment awards granted subsequent to January 1, 2006. For stock-based payment awards granted prior to January 1, 2006, the Company attributes the value of stock-based compensation, determined under SFAS No. 123R, to expense using the accelerated multiple-option approach. Compensation expense for all stock-based payment awards granted subsequent to January 1, 2006 is recognized using the straight-line single-option method. Stock-based compensation expense included in the year ended December 31, 2006 includes the impact of estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the periods prior to 2006, the Company accounted for forfeitures as they occurred. The adoption of SFAS No. 123R requires the Company to reflect the net cumulative impact of estimating forfeitures in the determination of period expense by reversing the previously recognized cumulative compensation expense related to those forfeitures, rather than recording forfeitures when they occur as previously permitted. The Company did not record this cumulative impact upon adoption, as the amount was insignificant. Stock options granted in periods prior to 2006 were measured based on SFAS No. 123 criteria, whereas stock options granted subsequent to January 1, 2006 were measured based on SFAS No. 123R criteria. See Note 8 for further discussion of Atmel's stock-based compensation arrangements.

Certain Risks and Concentrations

Atmel sells its products primarily to OEMs and distributors in North America, Europe and Asia, generally without requiring any collateral. Atmel performs ongoing credit evaluations and maintains adequate allowances for potential credit losses. No customer represented more than ten percent of accounts receivable as of December 31, 2006 and 2005, or net revenues for the years ended December 31, 2006, 2005 and 2004.

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company's financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely implementation of new manufacturing process technologies and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. As a result, Atmel may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors. Atmel believes that its existing cash, cash equivalents and investments together with cash flow from operations, equipment lease financing and other short and medium term borrowing, will be sufficient to support its liquidity and capital investment activities for the next twelve months.

Additionally, the Company relies on a limited number of contract manufacturers to provide assembly services for its products. The inability of a contract manufacturer or supplier to fulfill supply requirements of the Company could materially impact future operating results.

Income Taxes

Atmel's provision for income tax is comprised of its current tax liability and change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided to reduce deferred tax assets to an amount that in management's judgment is more likely than not to be recoverable against future taxable income. No U.S. taxes are provided on earnings of non-U.S. subsidiaries, to the extent such earnings are deemed to be permanently invested.

Atmel's income tax calculations are based on application of the respective U.S. Federal, state or foreign tax law. The Company's tax filings, however, are subject to audit by the respective tax authorities. Accordingly, the Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will

be due when such estimates are probable and reasonably estimable. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the Consolidated Statements of Operations.

Long-Lived Assets

Atmel periodically evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends, (ii) exiting an activity in conjunction with a restructuring of operations, (iii) current, historical or projected losses that demonstrated continuing losses associated with an asset, (iv) significant decline in the Company's market capitalization for an extended period of time relative to net book value, (v) recent changes in the Company's manufacturing model, and (vi) management's assessment of future manufacturing capacity requirements. When the Company determines that there is an indicator that the carrying value of long-lived assets may not be recoverable, the assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset from the expected future undiscounted pre-tax cash flows of the related operations. These estimates include assumptions about future conditions such as future revenues, gross margins, operating expenses, and the fair values of certain assets based on appraisals and industry trends. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets. The evaluation is performed at the lowest levels for which there are identifiable, independent cash flows. See Note 15 for further discussion of Atmel's long-lived assets.

Costs that the Company incurs to acquire completed product and process technology are capitalized and amortized on a straight-line basis over two to five years. Capitalized product and process technology costs are amortized over the shorter of the estimated useful life of the technology or the term of the technology agreement.

Derivative Instruments

During 2005 and 2004, Atmel used forward exchange contracts to hedge existing and anticipated foreign currency-denominated transactions expected to occur within twelve months. The purpose of Atmel's foreign currency hedging program was to reduce the risk from exchange rate fluctuations on certain forecasted transactions and foreign currency assets and liabilities. Financial Accounting Standards Board SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended, and interpreted by other related accounting literature, establishes accounting and reporting standards for derivative instruments.

In 2004, Atmel used forward exchange contracts to hedge a portion of forecasted transactions related to certain foreign currency operating expenses anticipated to occur within twelve months, primarily for European manufacturing subsidiaries. These contracts were designated as cash flow hedges under SFAS No. 133, and interpreted by other related accounting literature, and were designed to reduce the short-term impact of exchange rate changes on operating results. Atmel's practice was to hedge exposures for the next 90 — 180 days. Average USD-euro foreign exchange rates for cash flow hedge contracts were $1.30 and $1.23 for 2005 and 2004, respectively, compared to the average USD-euro foreign exchange transaction rate of $1.25 and $1.24, respectively during the same periods, which resulted in an increase to cost of revenues of $18,491 in 2005 and an insignificant decrease to cost of revenues in 2004. As of December 31, 2005, Atmel had settled all remaining forward exchange contracts, and had no outstanding hedges in place. Atmel did not enter into any forward exchange contracts in 2006 and has no plans to enter into forward exchange contracts in the foreseeable future.

The Company recognized derivative instruments as either assets or liabilities in the consolidated balance sheet and measured those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

Note 2 RESTATEMENTS OF CONSOLIDATED FINANCIAL STATEMENTS

Audit Committee Investigation of Historical Stock Option Practices

In early July 2006, the Company began a voluntary internal review of its historical stock option granting practices. Following a review of preliminary findings, the Company announced on July 25, 2006, that the Audit Committee of the Company's Board of Directors had initiated an independent investigation regarding the timing of the Company's past stock option grants and other related issues. The Audit Committee, with the assistance of independent legal counsel and forensic accountants, determined that the actual measurement dates for certain stock option grants differed from the recorded measurement dates used for financial accounting purposes for such stock option grants.

On October 30, 2006, the Company announced that financial statements for all annual and interim periods prior to that date should no longer be relied upon due to errors in recording stock-based compensation expense. Specifically, this notice of non-reliance applied to the three year period ended December 31, 2005, included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005, the financial statements for the interim periods contained in the Quarterly Reports on Form 10-Q filed with respect to each of these years, the financial statements included in the Company's Quarterly Report on Form 10-Q for the first quarter of 2006, as well as financial statements for fiscal years prior to December 31, 2003.

Results of Audit Committee Investigation

The Audit Committee's investigation was completed in April 2007. The investigation covered 110 stock option grants to approximately 4,250 recipients for all grant dates during the period from January 1, 1997 through August 3, 2006. The Audit Committee extended the scope of the original review by having the Company conduct an analysis of 92 additional stock option grants during the period from March 19, 1991, the date of the Company's initial public offering, to December 31, 1996.

In connection with the investigation, independent legal counsel and the forensic accountants analyzed more than 1,000,000 pages of hard copy documents, over 600,000 electronic documents, and conducted interviews of 63 current and former directors, officers, and employees. Based on the investigation, the Audit Committee concluded that:

(1) Certain stock option grants were priced retroactively,

(2) These incorrectly recorded stock option grants had incorrect measurement dates for financial accounting purposes and were not accounted for correctly in the Company's previously issued financial statements,

(3) During 1998, in two separate repricing programs, employees were allowed to elect stock options to be repriced after the stated repricing deadlines had expired,

(4) There was evidence that the October 1998 repricing offer was not communicated to employees until after the October 12, 1998 deadline to accept the repricing offer,

(5) Certain employees were allowed to record stock option exercises on dates other than the actual transaction date, thereby potentially reducing the taxable gain to the employee and reducing the tax deduction available to the Company,

(6) Stock option cancellation dates were changed to allow certain employees to both continue vesting and exercise stock options beyond the standard 30-day period following termination from the Company,

(7) All of the above actions were taken without required approvals, including approval by the Board of Directors, or the Compensation Committee of the Board of Directors, and

be due when such estimates are probable and reasonably estimable. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the Consolidated Statements of Operations.

Long-Lived Assets

Atmel periodically evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends, (ii) exiting an activity in conjunction with a restructuring of operations, (iii) current, historical or projected losses that demonstrated continuing losses associated with an asset, (iv) significant decline in the Company's market capitalization for an extended period of time relative to net book value, (v) recent changes in the Company's manufacturing model, and (vi) management's assessment of future manufacturing capacity requirements. When the Company determines that there is an indicator that the carrying value of long-lived assets may not be recoverable, the assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset from the expected future undiscounted pre-tax cash flows of the related operations. These estimates include assumptions about future conditions such as future revenues, gross margins, operating expenses, and the fair values of certain assets based on appraisals and industry trends. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets. The evaluation is performed at the lowest levels for which there are identifiable, independent cash flows. See Note 15 for further discussion of Atmel's long-lived assets.

Costs that the Company incurs to acquire completed product and process technology are capitalized and amortized on a straight-line basis over two to five years. Capitalized product and process technology costs are amortized over the shorter of the estimated useful life of the technology or the term of the technology agreement.

Derivative Instruments

During 2005 and 2004, Atmel used forward exchange contracts to hedge existing and anticipated foreign currency-denominated transactions expected to occur within twelve months. The purpose of Atmel's foreign currency hedging program was to reduce the risk from exchange rate fluctuations on certain forecasted transactions and foreign currency assets and liabilities. Financial Accounting Standards Board SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended, and interpreted by other related accounting literature, establishes accounting and reporting standards for derivative instruments.

In 2004, Atmel used forward exchange contracts to hedge a portion of forecasted transactions related to certain foreign currency operating expenses anticipated to occur within twelve months, primarily for European manufacturing subsidiaries. These contracts were designated as cash flow hedges under SFAS No. 133, and interpreted by other related accounting literature, and were designed to reduce the short-term impact of exchange rate changes on operating results. Atmel's practice was to hedge exposures for the next 90 — 180 days. Average USD-euro foreign exchange rates for cash flow hedge contracts were $1.30 and $1.23 for 2005 and 2004, respectively, compared to the average USD-euro foreign exchange transaction rate of $1.25 and $1.24, respectively during the same periods, which resulted in an increase to cost of revenues of $18,491 in 2005 and an insignificant decrease to cost of revenues in 2004. As of December 31, 2005, Atmel had settled all remaining forward exchange contracts, and had no outstanding hedges in place. Atmel did not enter into any forward exchange contracts in 2006 and has no plans to enter into forward exchange contracts in the foreseeable future.

The Company recognized derivative instruments as either assets or liabilities in the consolidated balance sheet and measured those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss was initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss, if any, is reported in earnings immediately. To obtain SFAS No. 133 hedge accounting treatment on anticipated transactions, specific cash flow hedge criteria must be met, which required the Company to formally document, designate, and assess the effectiveness of transactions.

For a derivative instrument designated as a fair value hedge, the gain or loss was recognized in interest and other expenses, net in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged.

Balance Sheet Hedges

Gains and losses on contracts intended to offset foreign exchange gains or losses from the revaluation of current assets and liabilities, including intercompany balances, denominated in currencies other than the functional currency are included in interest and other expenses, net, in the consolidated statements of operations. The Company's balance sheet hedge contracts related to current assets and liabilities generally ranged from one to three months in original maturity. During the year ended December 31, 2005, the Company settled all of its outstanding balance sheet hedge contracts and incurred a realized loss of $29,533. This loss was offset primarily by unrealized gains associated with the revaluation of current assets and current liabilities denominated in foreign currencies other than the Company's functional currency, resulting in net foreign exchange transaction losses of $1,306 during 2005. In 2004, the unrealized gain on the Company's outstanding contracts was $3,497 offset by unrealized losses associated with the revaluation of current assets and liabilities denominated in foreign currencies other than the Company's functional currency resulting in a net foreign exchange loss of $2,128. Both the realized and unrealized gain (loss) were included within interest and other expenses, net on the Company's consolidated statements of operations, offset by the related realized and unrealized gain (loss) on the revaluation of the related current assets and liabilities. As of December 31, 2006, there were no outstanding balance sheet hedge contracts.

Cash Flow Hedges

The Company has periodically used forward exchange contracts to hedge forecasted transactions related to certain foreign currency operating expenses anticipated to occur within twelve months, primarily for European manufacturing subsidiaries, with forward contracts. These transactions are designated as cash flow hedges under SFAS No. 133. As of December 31, 2006 and 2005, all cash flow hedges had been settled. For the year ended December 31, 2005, the effective portion of the derivatives' loss that was reclassified into cost of revenues in the consolidated statements of operations was $18,491. The ineffective portion of the gain or loss, if any, is reported in interest and other expenses, net immediately. For the year ended December 31, 2005, gains or losses recognized in earnings for hedge ineffectiveness and the time value excluded from effectiveness testing were not material.

Net Income (Loss) Per Share

Atmel accounts for net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" ("SFAS No. 128"). Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted income (loss) per share is computed using the weighted-average number of common and dilutive potential common shares outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options and convertible securities for all periods. No dilutive potential common shares were included in the computation of any diluted per share amount when a loss from continuing operations was reported by the Company. The Company utilizes income or loss from continuing operations as the "control number" in determining whether potential common shares are dilutive or anti-dilutive.

Product Warranties

The Company warrants finished goods against defects in material and workmanship under normal use and service typically for periods of 90 days to two years. A liability for estimated future costs under product warranties is recorded when products are shipped.

Research and Development and Software Development Costs

Costs incurred in the research and development of Atmel's products are expensed as incurred. Costs associated with the development of computer software are expensed prior to establishment of technological feasibility and capitalized in certain cases thereafter until the product is available for general release to customers. No software development costs were capitalized during the years ended December 31, 2006, 2005 and 2004 since costs incurred subsequent to establishment of technological feasibility were not material.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 in the first quarter of 2007. While the Company is continuing to evaluate the impact of this Interpretation and guidance on its application, it does not expect that the adoption of FIN 48 will have a material impact on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS No. 157 should be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied, except in limited circumstances. The Company expects to adopt SFAS No. 157 beginning January 1, 2008. The Company is currently evaluating the impact that this pronouncement may have on its consolidated financial statements.

In September 2006, the SEC released Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on the SEC's views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 are effective for the Company for the year ended December 31, 2006. The impact of the adoption of SAB 108 did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115." This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The Company expects to adopt SFAS No. 159 beginning January 1, 2008. The Company is currently evaluating the impact that this pronouncement may have on its consolidated financial statements.

Note 2 RESTATEMENTS OF CONSOLIDATED FINANCIAL STATEMENTS

Audit Committee Investigation of Historical Stock Option Practices

In early July 2006, the Company began a voluntary internal review of its historical stock option granting practices. Following a review of preliminary findings, the Company announced on July 25, 2006, that the Audit Committee of the Company's Board of Directors had initiated an independent investigation regarding the timing of the Company's past stock option grants and other related issues. The Audit Committee, with the assistance of independent legal counsel and forensic accountants, determined that the actual measurement dates for certain stock option grants differed from the recorded measurement dates used for financial accounting purposes for such stock option grants.

On October 30, 2006, the Company announced that financial statements for all annual and interim periods prior to that date should no longer be relied upon due to errors in recording stock-based compensation expense. Specifically, this notice of non-reliance applied to the three year period ended December 31, 2005, included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005, the financial statements for the interim periods contained in the Quarterly Reports on Form 10-Q filed with respect to each of these years, the financial statements included in the Company's Quarterly Report on Form 10-Q for the first quarter of 2006, as well as financial statements for fiscal years prior to December 31, 2003.

Results of Audit Committee Investigation

The Audit Committee's investigation was completed in April 2007. The investigation covered 110 stock option grants to approximately 4,250 recipients for all grant dates during the period from January 1, 1997 through August 3, 2006. The Audit Committee extended the scope of the original review by having the Company conduct an analysis of 92 additional stock option grants during the period from March 19, 1991, the date of the Company's initial public offering, to December 31, 1996.

In connection with the investigation, independent legal counsel and the forensic accountants analyzed more than 1,000,000 pages of hard copy documents, over 600,000 electronic documents, and conducted interviews of 63 current and former directors, officers, and employees. Based on the investigation, the Audit Committee concluded that:

(1) Certain stock option grants were priced retroactively,

(2) These incorrectly recorded stock option grants had incorrect measurement dates for financial accounting purposes and were not accounted for correctly in the Company's previously issued financial statements,

(3) During 1998, in two separate repricing programs, employees were allowed to elect stock options to be repriced after the stated repricing deadlines had expired,

(4) There was evidence that the October 1998 repricing offer was not communicated to employees until after the October 12, 1998 deadline to accept the repricing offer,

(5) Certain employees were allowed to record stock option exercises on dates other than the actual transaction date, thereby potentially reducing the taxable gain to the employee and reducing the tax deduction available to the Company,

(6) Stock option cancellation dates were changed to allow certain employees to both continue vesting and exercise stock options beyond the standard 30-day period following termination from the Company,

(7) All of the above actions were taken without required approvals, including approval by the Board of Directors, or the Compensation Committee of the Board of Directors, and

(8) Atmel's internal controls relating to the stock option granting process were inadequate, and there was an inadequate and inconsistent procedure at the Company for processing stock option grants.

As a result of the findings of the Audit Committee's investigation, the Company determined that material stock-based compensation adjustments were required due to measurement date errors resulting from retroactive pricing of stock options for the period beginning in April 1993 and continuing through January 2004. The Audit Committee found that such retroactive pricing was intentional and violated the terms of the Company's stock option plans. The Audit Committee found that, after January 2004, the Company improved stock option granting processes, and since that time, has granted stock options in accordance with the Company's stock option plans and approval procedures. The Company did not identify any material stock-based compensation adjustments that were required for grants made in periods after January 2004.

In accordance with Accounting Principles Bulletin ("APB"). No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and related interpretations, with respect to periods through December 31, 2005, the Company should have recorded stock-based compensation expense to the extent that the fair market value of the Company's common stock on the stock option grant measurement date exceeded the exercise price of each stock option granted. For periods commencing January 1, 2006 (the beginning of fiscal year 2006), the Company has recorded stock-based compensation expense in accordance with SFAS No. 123(R), "Share-Based Payment," ("SFAS No. 123R"). Beginning in 2006, the incremental stock-based compensation expense resulting from errors identified in the investigation and subsequent management review is included in stock-based compensation expense accounted for under the provisions of SFAS No. 123R. Under the provisions of SFAS No. 123R, incremental stock-based compensation expense resulting from errors identified related to previous stock option practices did not have a material impact to the consolidated statement of operations for the year ended December 31, 2006.

As a result of the measurement date and other errors identified in the Audit Committee's investigation and subsequent management review, the Company recorded aggregate non-cash stock-based compensation expenses for the period from 1993 through 2005 of approximately $116,242, plus associated payroll tax expense of $1,948, less related income tax benefit of $12,356, for a net expense related to stock option adjustments of $105,834. These expenses had the effect of decreasing net income or increasing net loss and decreasing retained earnings or increasing accumulated deficit as previously reported in the Company's historical financial statements.

The stock compensation expense amounts were determined primarily utilizing guidance under APB No. 25 (intrinsic value-based expense), and were amortized ratably over the vesting term of the stock options. If a stock option was forfeited prior to vesting, the compensation expense recorded in the consolidated statement of operations in prior periods was reversed, as well as any remaining unamortized unearned stock-based compensation associated with the forfeited stock options. Accordingly, the net stock-based compensation expense amortized in the consolidated statement of operations is lower than the gross stock-based compensation expense calculated based on APB No. 25 (intrinsic-value based expense) at the grant date. A substantial portion of these revised compensation amounts would have been expensed in the consolidated statements of operations during the fiscal years from 1993 through 2005. As of December 31, 2005, the remaining APB No. 25 (intrinsic value-based) unamortized unearned stock-based compensation balance related to the errors identified during the investigation and subsequent management review was approximately $2,942. Following the adoption of SFAS No. 123R on January 1, 2006, this unamortized unearned stock-based compensation balance amount was eliminated against additional paid-in capital in the consolidated balance sheet.

The Company determined that the measurement date and other errors identified in the investigation involved the falsification of the Company's records, resulting in false information and representations provided to the Company's independent registered public accounting firm and erroneous financial statements previously filed with the SEC.

The types of errors identified were as follows:

Improper Measurement Dates for Stock Option Grants. The Company determined that material stock-based compensation adjustments were required in connection with certain stock option grants that the Company made during fiscal years 1993 through 2004. During the period under review, the Company determined that 101 out of 202 stock option grants resulted in a correction to the previously used measurement dates, of which 53 of the grants resulted in recording additional stock compensation expense. For those grants determined to have been retroactively recorded, the time period between the grant date and the corrected measurement date ranged from one day to over three years.

Evidence of incorrect measurement dates included, but was not limited to, several different versions of stock option grant lists, "change-of-status" forms and "request for stock-options-grant" forms dated subsequent to original stock option measurement dates, delays in entering grant information into the Company's stock administration database, Equity Edge, email correspondence, and handwritten comments on various documents. The investigation revealed that certain individual stock option grants were not finalized at the time they were approved by the Board of Directors or were never approved by the Board of Directors. There was no evidence that the Board approved the backdating of any stock options. Stock-based compensation expenses related to stock option grants with improper measurement dates included in restated financial statements for prior years, up to and including fiscal year 2005, totaled approximately $72,326, net of forfeitures.

Stock Option Repricing Programs. During 1998, the Company offered employees two opportunities to reprice outstanding stock options with exercise prices above certain values (commonly referred to as "out of the money" or "underwater" options) at the time of the repricing. Stock option repricing programs were offered with effective dates of January 14, 1998 and October 9, 1998 for all stock options priced above $4.25 and $1.98, respectively (adjusted for stock splits). Employees elected to reprice 6.7 million and 14.1 million stock options in the January and October 1998 repricing programs, respectively.

As a result of the investigation, the Audit Committee determined that some employees were allowed to elect stock options to be repriced after the stated effective dates, without the approval of the Board of Directors, thereby allowing employees to reprice their stock options retroactively below the fair market value at the time of their acceptance of the repricing offer, which should have resulted in the Company recording compensation expense.

Based on the revised measurement dates, the January 1998 repricing did not result in material compensation amounts related to employee elections to reprice stock options below fair market value on the date of election. However, the October 1998 repricing resulted in compensation expense of $23,778 as determined under APB No. 25, net of forfeitures, for stock options repriced below market value on the date of election.

Delays in finalizing repricing elections for employee stock options also resulted in additional compensation expense attributable to FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation," ("FIN 44"), which became effective for any stock options repriced after December 15, 1998. The results of the investigation revealed that, due to the delay in communicating the stock option repricing program to employees, no employees elected to reprice their stock options before the effective date, and that 98% of employees elected to reprice their stock options after the December 15, 1998 transition date for FIN 44 accounting requirements. FIN 44 requires that the value of these stock option awards be remeasured at the end of each reporting period until the award is exercised, forfeited, or expires unexercised. The special transition rules for FIN 44 stipulated that the financial impact from stock option repricings after December 15, 1998 be delayed until the first reporting period after July 1, 2000, from which time compensation expense related to any increase in value for stock options which were earlier repriced, and were outstanding and unvested at July 1, 2000, was to be recorded, utilizing variable accounting provisions under FIN 44.

The October 1998 repricing resulted in additional cumulative compensation expenses totaling $13,278 related to the FIN 44 transition rules where variable accounting provisions applied, based on the difference between the repricing value of $1.98 per share and the fair market value at the FIN 44 transition date of June 30, 2000 of

$18.44 per share for unvested stock options outstanding as of June 30, 2000. Stock options repriced after December 15, 1998, which were outstanding and unvested at July 1, 2001, were subject to variable accounting adjustments for each reporting period after June 30, 2000 based on the fair market value of the Company's shares at the end of each period. Variable accounting adjustments could result in either an increase or a reduction to compensation expense, depending on whether the Company's share price increased or declined during the period. As a result, compensation expenses (credits) of $(472), $(773), $8,539, $(5,601), $4,478, and $7,107 were recorded related to variable accounting for the October 1998 repricing program for the fiscal years 2005, 2004, 2003, 2002, 2001, and 2000, respectively.

In summary, stock-based compensation expenses related to stock option repricing programs included in restated financial statements for prior years, up to and including fiscal year 2005, totalled approximately $37,109, net of forfeitures.

Modifications to Stock Options for Terminated Employees and Other Related Issues. The investigation also identified a number of instances where Company actions resulted in modifications to stock option terms beyond those specified in the original terms of the grants, resulting in additional compensation expense. The investigation found that most of these modifications were not approved by the Board of Directors or the Compensation Committee and resulted from:

- Stock option cancellation dates that were changed to allow employees to exercise stock options beyond the standard 30-day period following termination of employment from the Company,
- Severance agreements offered to certain employees that allowed for continued vesting and rights to exercise stock options beyond the standard terms of the Company's stock option plans,
- Additional vesting and ability to exercise stock options for certain employees not terminated from the Company's Equity Edge database in a timely manner following their departure from the Company, due to administrative errors,
- Stock options awarded to certain employees after their date of termination, primarily due to administrative delays in processing stock option requests and the lack of systems to monitor employee status, and
- Exercises of stock options after expiration of the 10-year term of the options.

The investigation also identified instances where certain employees' stock option exercises were backdated to dates other than the actual transaction date, thereby reducing the taxable gain to the employee and reducing the tax deduction available to the Company. In addition, there were instances where employee stock option grant dates preceded employee hire dates. Finally, certain employees were allowed to exercise stock options and defer settling with the Company for share purchase amounts and related payroll taxes under non-recourse loan arrangements.

Compensation expense from such modifications to stock options resulted from actions approved by former executives of the Company and inadvertent errors arising from the Company's lack of centralized personnel tracking systems. The cumulative compensation expenses for modifications to stock options and other related issues included in restated financial statements for prior years, up to and including fiscal year 2005, were approximately $6,807.

Evaluation of the Conduct of Management and the Board of Directors:

The Audit Committee considered the involvement of former and current members of management and the Board of Directors in the stock option grant process and concluded:

- The evidence did not give rise to concern about the integrity of any current or former outside director,
- The evidence did not give rise to concern about the integrity of any current officer, and

- The individuals who were primarily responsible for directing the backdating of stock options were George Perlegos, the Company's former Chief Executive Officer, and Mike Ross, the Company's former General Counsel.

George Perlegos was one of the Company's founders, and was Atmel's Chief Executive Officer and Chairman of the Board from 1984 until August 2006. Based on evidence from the stock option investigation, the Audit Committee concluded that Mr. Perlegos was aware of, and often directed, the backdating of stock option grants. The evidence included testimony from stock administration employees and handwritten notations from Mr. Perlegos expressly directing stock administration employees to use prior Board meeting dates to determine stock option pricing for many employees' stock option grants. The evidence showed that Mr. Perlegos circumvented the Company's stock option plan requirements and granting procedures. The evidence indicated that Mr. Perlegos knew that stock option grants had to be approved by the Board and that the price for stock options should be set as of the date on which the Board approved the grant. There was evidence that, at least by 2002, Mr. Perlegos was informed about the accounting consequences of backdating stock options. However, the Audit Committee was unable to reach a conclusion as to whether Mr. Perlegos understood the accounting principles that apply to stock options, or whether he intended to manipulate the financial statements of the Company. Mr. Perlegos did not fully cooperate in the investigation. The evidence showed that Mr Perlegos did not receive a direct personal benefit from the backdating of stock options, and that Mr Perlegos did not receive any backdated stock options. Because of his involvement in the intentional backdating of stock options, the Audit Committee believed the evidence raised serious concerns regarding George Perlegos's management integrity with respect to the stock option process.

On August 5, 2006, George Perlegos and three other Atmel senior executives were terminated for cause by a special independent committee of Atmel's Board of Directors following an unrelated eight-month long investigation into the misuse of corporate travel funds.

Mike Ross was the Company's General Counsel from 1989 until August 2006. Based on evidence from the stock option investigation, the Audit Committee concluded that Mr. Ross handled communications with the Board of Directors regarding stock options and, during certain periods, supervised Atmel's stock administration department. The Audit Committee also concluded that Mr. Ross was aware of, and participated in the backdating of stock options. The evidence included witness testimony and documents that showed that Mr. Ross directed numerous changes to stock option lists approved by the Board of Directors, without the Board's knowledge or approval. Stock administration employees stated, and records showed, that Mr. Ross directed stock administration employees to issue backdated stock option grants to employees and directed or permitted other actions to be taken contrary to the terms of Atmel's stock option plans. The evidence from the investigation showed that Mr. Ross circumvented the Company's stock option plan requirements and granting procedures. The evidence indicated that Mr. Ross knew that the stock option grants must be approved by the Board and that the price for stock options should be set as of the date on which the Board approved the grant. There was evidence that, at least by 2002, Mr. Ross was informed about accounting consequences of backdating stock options. The Committee was unable to conclude, however, whether Mr. Ross was aware of the accounting consequences of backdating stock options prior to 2002. The Committee was also unable to conclude whether Mr. Ross intended to manipulate the financial statements of the Company. There also was evidence that Mr. Ross personally benefited from the receipt of backdated stock options that were not approved by the Board of Directors, and that he backdated his exercises of his own stock options to dates on which the Company's stock price was at a period low, thereby potentially reducing his tax liability. Mr. Ross did not cooperate in the investigation. Because of his involvement in the intentional backdating of stock options and his other conduct, the Audit Committee believed the evidence indicated that Mike Ross lacked management integrity with respect to the stock option process.

Mr. Ross was one of the four Atmel senior executives who were terminated for cause on August 5, 2006, based upon the unrelated investigation into the misuse of corporate travel funds.

The evidence from the Audit Committee investigation did not raise similar concerns about other former officers.

Grant Date Determination Methodology

As part of its investigation, the Audit Committee determined whether the correct measurement dates had been used under applicable accounting principles for stock option awards. The measurement date corresponds to the date on which the option is deemed granted under applicable accounting principles, namely APB 25 and related interpretations, and is the first date on which all of the following are known: (1) the individual employee who is entitled to receive the option grant, (2) the number of options that an individual employee is entitled to receive, and (3) the option's exercise price.

For the period from March 1991 through July 2006, the Company maintained a practice of awarding stock options at monthly Board of Director meetings. During this period, approximately 186 monthly Board of Director meetings were held, each of which included approval of a schedule of employee stock option grants. In addition, there were 16 stock option grants approved by unanimous written consent during this same period. The Audit Committee's investigation and subsequent management review found that, during this period, certain stock option grant lists approved by the Board of Directors were changed after the meeting dates and the changes were not communicated to the Board of Directors. The changes included adding or removing employee names, increasing or decreasing the number of stock options awarded and changing grant dates. As a result, the Company has determined that 101 out of 202 stock option awards were not finalized until after the original Board of Director meeting dates, or unanimous written consent effective dates, resulting in alternative measurement dates for accounting purposes. Of the 101 original award dates where stock option grant terms were not finalized, 53 grant dates resulted in a correction to the previously used measurement dates with fair market values above the original award's exercise price.

The Company found that contemporaneous documentation in the form of emails, faxes, or internal forms were sufficient to provide a basis for determining the most likely date when stock option grants were finalized for many grants, resulting in alternative measurement dates. However, for certain stock option grants, no reliable objective evidence could be located supporting a specific date on which the number of stock options, and the specific employees to be awarded stock options, were finalized. For these cases, the Company determined the date of entry into the Equity Edge database to be the most reliable measurement date for determining when the terms of the stock option grants were finalized.

The Chief Accountant of the SEC, Conrad Hewitt, published a letter on September 19, 2006 outlining the SEC staff's interpretation of specific accounting guidance under APB No. 25. In his letter, Mr. Hewitt advised registrants that "when changes to a list [of stock option award recipients] are made subsequent to the preparation of the list that was prepared on the award approval date, based on an evaluation of the facts and circumstances, the staff believes companies should conclude that either (a) the list that was prepared on the award approval date did not constitute a grant, in which case the measurement date for the entire award would be delayed until a final list has been determined or (b) the list that was prepared on the award approval date constituted a grant, in which case any subsequent changes to the list would be evaluated to determine whether a modification (such as a repricing) or cancellation has occurred [on an individual award basis]." The Company believes that application of conclusion (a) is appropriate under the circumstances observed during the period from 1993 through 2004.

Finalization of certain stock option grants was extended such that some employees exercised their stock options before the respective grant dates were finalized. In cases where exercises occurred before grant date finalization, the fair market value of the Company's common stock on the exercise date of the stock options was utilized to determine the related amount of compensation expense. For these stock options, the Company concluded that the date of exercise was the most appropriate date for determining that the stock option grant was finalized, and the Company used the fair market value on the stock option exercise date to calculate compensation expense. There were 922 stock options found to have been exercised before the revised measurement dates were finalized.

For the repricings offered to employees in 1998, alternative measurement dates were required because employee elections to reprice stock options were not finalized at the time of the stated repricing effective dates. For

the January 1998 repricing, dated employee election forms served as the primary basis for determining the alternative measurement dates for each employee. For the October 1998 repricing, the date of entry into the Equity Edge database was deemed the most appropriate date for each employee's repricing election date.

Use of Judgment

In light of the significant judgment used by management in establishing revised measurement dates, alternative approaches to those used by the Company could have resulted in different stock-based compensation expenses than those recorded in the restated consolidated financial statements. The Company considered various alternative approaches and believes that the approaches used were the most appropriate under the circumstances.

Costs of Restatement and Legal Activities

The Company incurred substantial expenses for legal, accounting, tax and other professional services in connection with the Independent Investigation Team's investigation, its internal review and recertification procedures, the preparation of the December 31, 2006 consolidated financial statements and the restated consolidated financial statements, the SEC investigation and the derivative litigation. These expenses were approximately $9,321 for the year ended December 31, 2006.

Restatement and Impact on Consolidated Financial Statements

As part of the restatement of the consolidated financial statements, the Company also recorded additional non-cash adjustments that were previously identified and considered to be immaterial. The cumulative after-tax benefit from recording these adjustments was $11,372 for the period from 1993 through 2005. These adjustments related primarily to the timing of revenue recognition and related reserves, recognition of grant benefits, accruals for litigation and other expenses, reversal of income tax expense related to unrealized foreign exchange translation gains and asset impairment charges.

As a result of the errors identified, the Company restated its historical results of operations from fiscal year 1993 through fiscal year 2005 to record $94,462 of additional stock-based compensation expense, and associated payroll tax expense, together with other accounting adjustments, net of related income tax effects. For 2005 and 2004, these errors resulted in an after-tax expense (benefit) to the statement of operations of $453 and $(8,806), respectively. Additionally, the cumulative effect of the related after-tax expenses for periods prior to 2004 was $102,815. These additional stock-based compensation and other expenses were non-cash and had no impact on our reported revenue, cash, cash equivalents or marketable securities for each of the restated periods.

Prior to fiscal year 2002, the Company determined that it was more likely than not that it would realize the benefits of the future deductible amounts related to stock-based compensation expense. As a result, the Company recorded a cumulative tax benefit of $37,888 through March 31, 2002. In fiscal year 2002, the Company recorded a valuation allowance of approximately $25,532, related to tax benefits recognized in prior periods on the incremental stock-based compensation expense, as management believed at that time, based on the weight of available evidence, it was more likely than not that the deferred tax assets would not be realized. As a result of the valuation allowance, the Company recorded no income tax benefit in periods subsequent to 2002 relating to the incremental stock-based compensation expense. The cumulative income tax benefit recorded by the Company, related to stock-based compensation expense, for periods prior to 2006 was $12,356.

For those stock option grants determined to have incorrect measurement dates for accounting purposes and that had been originally issued as incentive stock options, or ISOs, the Company recorded a liability for payroll tax contingencies in the event such grants would not be respected as ISOs under the principles of the Internal Revenue Code ("IRC") and the regulations thereunder. The Company recorded expense and accrued liabilities for certain payroll tax contingencies related to incremental stock-based compensation totaling $1,948 for all annual periods from our fiscal year 1993 through December 31, 2005. The Company recorded net payroll tax benefits in the

amounts of $3,190 and $10,395 for our fiscal years 2005 and 2004, respectively. These benefits resulted from expiration of the related statute of limitations following payroll tax expense recorded in previous periods. The cumulative payroll tax expense for periods prior to fiscal year 2004 was $15,533.

The Company also considered the application of Section 409A of the IRC to certain stock option grants where, under APB No. 25, intrinsic value existed at the time of grant. In the event such stock options grants are not considered as issued at fair market value at the original grant date under principles of the IRC and the regulations thereunder and are subject to Section 409A, the Company is considering potential remedial actions that may be available. The Company does not expect to incur a material expense as a result of any such potential remedial actions.

Three of the Company's stock option holders were subject to the December 31, 2006 deadline for Section 409A purposes. The Company is evaluating certain actions with respect to the outstanding options granted to non-officers and affected by Section 409A, as soon as possible after the filing of this Report.

The financial statement impact of the restatement of stock-based compensation expense and related payroll and income taxes, as well as other accounting adjustments, by year, is as follows (in thousands):

Fiscal Year	Adjustment to Stock-Based Compensation Expense	Adjustment to Payroll Tax Expense (Benefit)	Adjustment to Income Tax Expense (Benefit) Relating to Stock-Based Compensation and Payroll Tax Expense	Adjustment to Stock-Based Compensation Expense, Net of Payroll and Income Taxes	Other Adjustments, Net of Income Taxes	Total Restatement Expense (Benefit)
1993	$ 268	$ 1	$ (110)	$ 159		
1994	556	151	(293)	414		
1995	1,944	688	(799)	1,833		
1996	3,056	1,735	(1,449)	3,342		
1997	5,520	1,968	(2,516)	4,972		
1998	18,695	671	(6,147)	13,219		
1999	18,834	1,832	(6,955)	13,711		
2000	27,379	7,209	(11,576)	23,012		
2001	19,053	1,655	(5,988)	14,720		
2002	5,555	1,603	23,477	30,635		
2003	12,416	(1,980)	—	10,436		
Cumulative through December 31, 2003	113,276	15,533	(12,356)	116,453	$(13,638)	$102,815
2004	1,405	(10,395)	—	(8,990)	184	(8,806)
2005	1,561	(3,190)	—	(1,629)	2,082	453
Total	$116,242	$ 1,948	$(12,356)	$105,834	$(11,372)	$ 94,462

The financial statement impact of the restatement on previously reported stock-based compensation expense, including income tax impact by year, is as follows (in thousands):

Fiscal Year	Stock-Based Compensation Expense as Previously Reported	Stock-Based Compensation Expense Adjustments	Stock-Based Compensation Expense, as Restated	Income Tax Expense (Benefit) Relating to Stock-Based Compensation Expense	Stock-Based Compensation Expense, Net of Income Tax
1993	$ —	$ 268	$ 268	$ (110)	$ 158
1994	—	556	556	(230)	326
1995	—	1,944	1,944	(527)	1,417
1996	—	3,056	3,056	(780)	2,276
1997	—	5,520	5,520	(1,740)	3,780
1998	—	18,695	18,695	(5,889)	12,806
1999	—	18,834	18,834	(6,228)	12,606
2000	—	27,379	27,379	(8,770)	18,609
2001	—	19,053	19,053	(5,385)	13,668
2002	—	5,555	5,555	23,477	29,032
2003	3,301	12,416	15,717	—	15,717
Cumulative through December 31, 2003	3,301	113,276	116,577	(6,182)	110,395
2004	—	1,405	1,405	—	1,405
2005	289	1,561	1,850	—	1,850
Total	$3,590	$116,242	$119,832	$(6,182)	$113,650

As a result of these adjustments, the Company's audited consolidated financial statements and related disclosures as of December 31, 2005 and for each of the two years in the period ended December 31, 2005, have been restated.

For explanatory purposes and to assist in analysis of the Company's consolidated financial statements, the impact of the stock option and other adjustments that were affected by the restatement are summarized below:

	Total Cumulative Adjustments through December 31, 2005	2005	2004	Total Cumulative Adjustments through December 31, 2003
Net loss as previously reported		**$(32,898)**	**$ (2,434)**	
Total additional stock-based compensation expense (benefit) resulting from:				
Improper measurement dates for stock options	$ 72,326	1,778	2,110	$ 68,438
Stock option repricing errors	37,109	(472)	(773)	38,354
Other modifications to stock options	6,807	255	68	6,484
Payroll tax expense (benefit)	1,948	(3,190)	(10,395)	15,533
Total pre-tax stock option related adjustments	118,190	(1,629)	(8,990)	128,809
Income tax impact of stock option related adjustments	(12,356)	—	—	(12,356)
Total stock option related adjustments, net of income taxes	105,834	(1,629)	(8,990)	116,453
Other adjustments, net of income taxes	(11,372)	2,082	184	(13,638)
Total expense (benefit)	$ 94,462	453	(8,806)	$102,815
Net income (loss), as restated		**$(33,351)**	**$ 6,372**	

The following table summarizes the stock-based compensation expenses and related payroll and income tax impact for the fiscal years 1993 through 2003 (in thousands):

Years Ended December 31,	2003	2002	2001	2000	1999	1998
Total additional stock-based compensation expense resulting from:						
Improper measurement dates for stock options	$ 3,368	$10,032	$12,249	$ 14,574	$12,622	$ 5,275
Stock option repricing errors	8,539	(5,154)	6,547	10,423	4,829	13,170
Other modifications to stock options	509	677	257	2,382	1,383	250
Payroll tax expense (benefit)	(1,980)	1,603	1,655	7,209	1,832	671
Total pre-tax stock option related adjustments	10,436	7,158	20,708	34,588	20,666	19,366
Income tax expense (benefit)	—	23,477	(5,988)	(11,576)	(6,955)	(6,147)
Total stock option related adjustments, net of income taxes	$10,436	$30,635	$14,720	$ 23,012	$13,711	$13,219

Years Ended December 31,	1997	1996	1995	1994	1993
Total additional stock-based compensation expense resulting from:					
Improper measurement dates for stock options	$ 4,494	$ 3,056	$1,944	$ 556	$ 268
Stock option repricing errors	—	—	—	—	—
Other modifications to stock options	1,026	—	—	—	—
Payroll tax expense	1,968	1,735	688	151	1
Total pre-tax stock option related adjustments	7,488	4,791	2,632	707	269
Income tax benefit	(2,516)	(1,449)	(799)	(293)	(110)
Total stock option related adjustments, net of income taxes	$ 4,972	$ 3,342	$1,833	$ 414	$ 159

Government Inquiries Relating to Historical Stock Option Practices

In January 2007, the Company received a subpoena from the Department of Justice ("DOJ") requesting information relating to its past stock option grants and related accounting matters. In August 2006, the Company received a letter from the SEC making an informal inquiry and request for information on the same subject matters. In August 2006, the Company received Information Document Requests from the Internal Revenue Service ("IRS") regarding the Company's investigation into misuse of corporate travel funds and investigation into backdating of stock options. The Company is cooperating fully with DOJ, SEC and IRS inquiries and intends to continue to do so. These inquiries likely will require the Company to expend significant management time and incur significant legal and other expenses, and could result in civil and criminal actions seeking, among other things, injunctions against the Company and the payment of significant fines and penalties by the Company, which may adversely affect our results of operations and cash flow. The Company cannot predict how long it will take or how much more time and resources it will have to expend to resolve these government inquiries, nor can the Company predict the outcome of these inquiries.

Late SEC Filings and NASDAQ Delisting Proceedings

Due to the Audit Committee investigation and the resulting restatements, the Company did not file on time this Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q for the quarters ended June 30 and

September 30, 2006. As a result, the Company received four NASDAQ Staff Determination letters, dated May 14, 2007, March 8, 2007, November 14, 2006, and August 14, 2006, respectively, stating that it was not in compliance with the filing requirements of Marketplace Rule 4310(c)(14) and, therefore, that its stock was subject to delisting from the NASDAQ Global Select Market. In response to the first notice of non-compliance, the Company requested a hearing before a NASDAQ Listing Qualifications Panel (the "Panel"). Following the hearing, the Panel granted the Company's request for continued listing subject to the requirements that Atmel provide the Panel with certain information relating to the Audit Committee's investigation, which was subsequently submitted to the Panel, and that the Company files the Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 2006 and any necessary restatements by February 9, 2007. On January 22, 2007, the NASDAQ Listing and Hearing Review Council (the "Listing Council") determined to call the matter for review. The Listing Council also determined to stay the Panel decision that required the Company to file the Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 2006, by February 9, 2007. In connection with the call for review, the Listing Council requested that the Company provide an update on its efforts to file the delayed reports, which it did on March 2, 2007. On May 10, 2007, the Company received the decision of the Listing Council in response to its request for continued listing on the NASDAQ Global Select Market. Specifically, the Listing Council granted the Company's request for an extension within which to satisfy NASDAQ's filing requirement, through June 8, 2007. On June 4, 2007, the Board of Directors of The NASDAQ Stock Market (the "Nasdaq Board") informed the Company that it had called the Listing Council's decision for review and had determined to stay any decision to suspend the Company's securities from trading, pending consideration by the Nasdaq Board in July 2007.

The following tables reflect the impact of the restatement on the Company's consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2005 and 2004.

Consolidated Statement of Operations

Year Ended December 31, 2005 (In thousands, except per share data)	As Previously Reported	Restatement Adjustments(2)	As Restated	Discontinued Operations Adjustments(1)	As Restated and Adjusted for Discontinued Operations
Net revenues	**$1,675,715**	**$ —**	**$1,675,715**	**$(114,608)**	**$1,561,107**
Operating expenses					
Cost of revenues*	1,241,970	344	1,242,314	(76,976)	1,165,338
Research and development*	276,608	(1,070)	275,538	(7,374)	268,164
Selling, general and administrative*	192,327	257	192,584	(7,708)	184,876
Asset impairment charges	12,757	—	12,757	—	12,757
Restructuring and other charges and los on sale	18,209	(189)	18,020	(338)	17,682
Total operating expenses	**1,741,871**	**(658)**	**1,741,213**	**(92,396)**	**1,648,817**
Income (loss) from operations	**(66,156)**	**658**	**(65,498)**	**(22,212)**	**(87,710)**
Legal awards and settlements	44,369	—	44,369	—	44,369
Interest and other expenses, net	(18,801)	10	(18,791)	(558)	(19,349)
Income (loss) from continuing operations before income taxes	**(40,588)**	**668**	**(39,920)**	**(22,770)**	**(62,690)**
Benefit from (provision for) income taxes	7,690	(1,121)	6,569	6,494	13,063
Income (loss) from continuing operations	(32,898)	(453)	(33,351)	(16,276)	(49,627)
Income from discontinued operations, net of income taxes	—	—	—	16,276	16,276
Net income (loss)	**$ (32,898)**	**$ (453)**	**$ (33,351)**	**$ —**	**$ (33,351)**
Basic net income (loss) per common share:					
Income (loss) from continuing operations	$ (0.07)	$ (0.00)	$ (0.07)	$ (0.03)	$ (0.10)
Income from discontinued operations, net of income taxes	—	—	—	0.03	0.03
Net income (loss)	$ (0.07)	$ (0.00)	$ (0.07)	$ —	$ (0.07)
Weighted-average shares used in basic net income (loss) per share calculations	481,534	481,534	481,534	481,534	481,534
Diluted net income (loss) per common share:					
Income (loss) from continuing operations	$ (0.07)	$ (0.00)	$ (0.07)	$ (0.03)	$ (0.10)
Income from discontinued operations, net of income taxes	—	—	—	0.03	0.03
Net income (loss)	$ (0.07)	$ (0.00)	$ (0.07)	$ —	$ (0.07)
Weighted-average shares used in diluted net income (loss) per share calculations	481,534	481,534	481,534	481,534	481,534

* Includes the following amounts related to stock-based compensation expense (excluding payroll taxes):

	As Previously Reported	Restatement Adjustments	As Restated
Cost of revenues*	$ —	$272	$ 272
Research and development*	—	373	373
Selling, general and administrative*	289	916	1,205

(1) Amounts have been adjusted to reflect the divestiture of the Company's Grenoble, France, subsidiary. Results from the Grenoble subsidiary are classified as Discontinued Operations. See Note 18 for further discussion.

(2) Restatement adjustments for stock-based compensation expenses, relating to improper measurement dates, repricing errors, other stock option modifications and related payroll and income tax expense (benefit) impacts.

Consolidated Statement of Operations

Year Ended December 31, 2004	As Previously Reported	Restatement Adjustments (2)(3)	As Restated	Discontinued Operations Adjustments(1)	As Restated and Adjusted for Discontinued Operations
(In thousands, except per share data)					
Net revenues	**$1,649,722**	**$ —**	**$1,649,722**	**$ (97,282)**	**$1,552,440**
Operating expenses					
Cost of revenues*	1,181,746	734	1,182,480	(69,007)	1,113,473
Research and development*	247,447	(8,021)	239,426	(9,704)	229,722
Selling, general and administrative*	174,598	2,249	176,847	(7,738)	169,109
Total operating expenses	**1,603,791**	**(5,038)**	**1,598,753**	**(86,449)**	**1,512,304**
Income from operations	**45,931**	**5,038**	**50,969**	**(10,833)**	**40,136**
Interest and other expenses, net	(20,234)	—	(20,234)	(1,060)	(21,294)
Income from continuing operations before income taxes	**25,697**	**5,038**	**30,735**	**(11,893)**	**18,842**
Benefit from (provision for) income taxes	(28,131)	2,667	(25,464)	1,120	(24,344)
Income (loss) from continuing operations	(2,434)	7,705	5,271	(10,773)	(5,502)
Income from discontinued operations, net of income taxes	—	1,101	1,101	10,773	11,874
Net income (loss)	**$ (2,434)**	**$ 8,806**	**$ 6,372**	**$ —**	**$ 6,372**
Basic net income (loss) per common share:					
Income (loss) from continuing operations	$ (0.01)	$ 0.02	$ 0.01	$ (0.02)	$ (0.01)
Income from discontinued operations, net of income taxes	—	0.00	0.00	0.02	0.02
Net income (loss)	$ (0.01)	$ 0.02	$ 0.01	$ —	$ 0.01
Weighted-average shares used in basic net income (loss) per share calculations	476,063	476,063	476,063	476,063	476,063
Diluted net income (loss) per common share:					
Income (loss) from continuing operations	$ (0.01)	$ 0.02	$ 0.01	$ (0.02)	$ (0.01)
Income from discontinued operations, net of income taxes	—	0.00	0.00	0.02	0.02

Atmel Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2004	As Previously Reported	Restatement Adjustments (2)(3)	As Restated	Discontinued Operations Adjustments(1)	As Restated and Adjusted for Discontinued Operations
(In thousands, except per share data)					
Net income (loss)	$ (0.01)	$ 0.02	$ 0.01	$ —	$ 0.01
Weighted-average shares used in diluted net income (loss) per share calculations	476,063	476,063	476,063	476,063	476,063

* Includes the following amounts related to stock-based compensation expense (benefit) (excluding payroll taxes):

	As Previously Reported	Restatement Adjustments	As Restated
Cost of revenues*	$—	$ 325	$ 325
Research and development*	—	(746)	(746)
Selling, general and administrative*	—	1,826	1,826

(1) Amounts have been adjusted to reflect the divestiture of the Company's Grenoble, France, subsidiary. Results from the Grenoble subsidiary are classified as Discontinued Operations. See Note 18 for further discussion.

(2) Restatement adjustments for stock-based compensation expenses, relating to improper measurement dates, repricing errors, other stock option modifications and related payroll and income tax expense (benefit) impacts.

(3) As part of the restatement, in the year ended December 31, 2004, the Company recorded additional non-cash adjustments that were previously identified and considered not to be material to our consolidated financial statements, relating primarily to the timing of grant benefits, accruals for litigation and other expenses, and income tax adjustments.

Consolidated Balance Sheet

December 31, 2005	As Previously Reported	Restatement Adjustments(2)	As Restated	Discontinued Operations Adjustments(1)	As Restated and Adjusted for Discontinued Operations
(In thousands, except per share data)					
ASSETS					
Current assets					
Cash and cash equivalents	$ 300,323	$ —	$ 300,323	$ —	$ 300,323
Short-term investments	47,932	—	47,932	—	47,932
Accounts receivable, net of allowance for doubtful accounts of $3,976	235,341	—	235,341	(212)	235,129
Inventories	309,702	—	309,702	(21,482)	288,220
Current assets of discontinued operations	—	—	—	28,800	28,800
Other current assets	105,407	1,828	107,235	(7,106)	100,129
Total current assets	**998,705**	**1,828**	**1,000,533**	**—**	**1,000,533**
Fixed assets, net	890,948	—	890,948	(16,330)	874,618
Non-current assets of discontinued operations	—	—	—	16,330	16,330
Intangible and other assets	37,692	4,763	42,455	—	42,455
Total assets	**$1,927,345**	**$ 6,591**	**$1,933,936**	**$ —**	**$1,933,936**
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Current portion of long-term debt	$ 112,107	$ —	$ 112,107	$ —	$ 112,107
Convertible notes	142,401	—	142,401	—	142,401
Trade accounts payable	140,717	—	140,717	(14,993)	125,724
Accrued and other liabilities	201,398	8,812	210,210	(22,845)	187,365
Current liabilities of discontinued operations	—	—	—	37,838	37,838
Deferred income on shipments to distributors	18,345	—	18,345	—	18,345
Total current liabilities	**614,968**	**8,812**	**623,780**	**—**	**623,780**
Long-term debt less current portion	133,184	—	133,184	—	133,184
Convertible notes less current portion	295	—	295	—	295
Non-current liabilities of discontinued operations	—	—	—	4,493	4,493
Other long-term liabilities	238,607	699	239,306	(4,493)	234,813
Total liabilities	**987,054**	**9,511**	**996,565**	**—**	**996,565**
Commitments and contingencies (Note 11)					
Stockholders' equity					
Common stock; par value $0.001; Authorized: 1,600,000 shares; Shares issued and outstanding: 483,366 at December 31, 2005	483	—	483	—	483
Additional paid-in capital	1,293,420	106,841	1,400,261	—	1,400,261
Unearned stock-based compensation	—	(2,942)	(2,942)	—	(2,942)
Accumulated other comprehensive income	138,412	(12,357)	126,055	—	126,055
Accumulated deficit	(492,024)	(94,462)	(586,486)	—	(586,486)
Total stockholders' equity	**940,291**	**(2,920)**	**937,371**	**—**	**937,371**
Total liabilities and stockholders' equity	**$1,927,345**	**$ 6,591**	**$1,933,936**	**$ —**	**$1,933,936**

(1) Amounts have been adjusted to reflect the divestiture of the Company's Grenoble, France, subsidiary. Assets and liabilities of the Grenoble subsidiary are reclassified as assets and liabilities of discontinued operations. See Note 18 for further discussion.

(2) Restatement adjustments for stock-based compensation expenses, relating to improper measurement dates, repricing errors, other stock option modifications and related payroll and income tax expense (benefit) impacts.

Consolidated Statements of Cash Flows

	Year Ended December 31, 2005			Year Ended December 31, 2004		
(In thousands)	As Previously Reported	Adjustments (1)	As Restated	As Previously Reported	Adjustments (1)(2)	As Restated
Cash flows from operating activities						
Net income (loss)	$ (32,898)	$ (453)	$ (33,351)	$ (2,434)	$ 8,806	$ 6,372
Adjustments to reconcile net loss to net cash provided by operating activities						
Depreciation and amortization	290,748	—	290,748	298,426	—	298,426
Asset impairment charges	12,757	—	12,757	—	—	—
Non-cash restructuring charges	4,068	—	4,068	—	—	—
Deferred taxes	2,711	(20)	2,691	(21,891)	3,054	(18,837)
Gain on sales of fixed assets	(2,405)	—	(2,405)	(664)	—	(664)
Other non-cash losses (gains)	(4,120)	—	(4,120)	(1,567)	—	(1,567)
Recovery of doubtful accounts receivable	(5,575)	—	(5,575)	(4,889)	—	(4,889)
Accrued interest on zero coupon convertible debt	9,893	—	9,893	9,800	—	9,800
Accrued interest on other long-term debt	2,415	—	2,415	2,094	—	2,094
Stock-based compensation expense	289	1,561	1,850	—	1,405	1,405
Changes in operating assets and liabilities						
Accounts receivable	1,737	—	1,737	(11,149)	—	(11,149)
Inventories	25,984	—	25,984	(70,456)	—	(70,456)
Current and other assets	(15,942)	20	(15,922)	(29,603)	(3,054)	(32,657)
Trade accounts payable	(61,538)	—	(61,538)	39,241	—	39,241
Accrued and other liabilities	(3,210)	961	(2,249)	6,354	(4,844)	1,510
Income tax payable	(22,062)	(2,069)	(24,131)	13,207	(5,367)	7,840
Deferred income on shipments to distributors	(2,779)	—	(2,779)	1,967	—	1,967
Net cash provided by operating activities	**200,073**	**—**	**200,073**	**228,436**	**—**	**228,436**
Cash flows from investing activities						
Acquisitions of fixed assets	(169,126)	—	(169,126)	(241,428)	—	(241,428)
Proceeds from the sale of fixed assets	2,238	—	2,238	4,558	—	4,558
Proceeds from the sale of interest in privately held companies	6,746	—	6,746	—	—	—
Acquisitions of intangible assets	(7,821)	—	(7,821)	(8,150)	—	(8,150)
Decrease in restricted cash	—	—	—	26,835	—	26,835
Purchase of short-term investments	(16,110)	—	(16,110)	(53,834)	—	(53,834)
Sale or maturity of short-term investments	26,790	—	26,790	41,283	—	41,283
Net cash used in investing activities	**(157,283)**	**—**	**(157,283)**	**(230,736)**	**—**	**(230,736)**
Cash flows from financing activities						
Proceeds from equipment financing and other debt	146,242	—	146,242	70,000	—	70,000
Principal payments on capital leases and other debt	(139,308)	—	(139,308)	(140,716)	(35)	(140,751)
Repurchase of convertible notes	(80,846)	—	(80,846)	—	—	—
Issuance of common stock	11,901	—	11,901	12,133	35	12,168
Net cash used in financing activities	**(62,011)**	**—**	**(62,011)**	**(58,583)**	**—**	**(58,583)**
Effect of exchange rate changes on cash and cash equivalents	(26,806)	—	(26,806)	21,346	—	21,346
Net decrease in cash and cash equivalents	(46,027)	—	(46,027)	(39,537)	—	(39,537)
Cash and cash equivalents at beginning of year	**346,350**	**—**	**346,350**	**385,887**	**—**	**385,887**
Cash and cash equivalents at end of year	**$ 300,323**	**$ —**	**$ 300,323**	**$ 346,350**	**$ —**	**$ 346,350**

(1) Restatement adjustments for stock-based compensation expenses, relating to improper measurement dates, repricing errors, other stock option modifications and related payroll and income tax expense (benefit) impacts.

(2) As part of the restatement, in the year ended December 31, 2004, the Company recorded additional non-cash adjustments that were previously identified and considered not to be material to our consolidated financial

statements, relating primarily to the timing of grant benefits, accruals for litigation and other expenses, and income tax adjustments.

Note 3 BALANCE SHEET DETAIL

Balance sheet accounts presented below exclude assets and liabilities held for sale and assets and liabilities of Discontinued Operations.

Inventories are comprised of the following:

December 31,	2006	2005
Raw materials and purchased parts	$ 13,434	$ 11,972
Work-in-progress	245,760	207,084
Finished goods	80,605	69,164
	$339,799	$288,220

At December 31, 2005, inventories classified as Current Assets of Discontinued Operations totaled $21,482.

Other current assets consist of the following:

December 31,	2006	2005 As restated
Value-added tax receivable	$ 50,235	$ 54,275
Deferred income tax assets	6,649	2,976
Grants receivable	6,540	12,755
Prepaid assets	7,005	5,413
Other	48,536	24,710
	$118,965	$100,129

Intangible and other assets consist of the following:

December 31,	2006	2005 As restated
Intangible assets, net	$ 6,024	$11,770
Investment in privately-held companies	6,122	5,817
Deferred income tax assets, net of current portion	7,965	19,109
Other	7,743	5,759
	$27,854	$42,455

Accrued and other liabilities consist of the following:

December 31,	2006	2005 As restated
Advance payments from customers	$ 10,000	$ 10,000
Income taxes payable	24,447	6,024
Deferred income tax liability, current portion	569	4,535
Value-added tax payable	10,738	4,565
Accrued salaries and benefits	72,918	66,437
Deferred grants	11,278	21,128
Warranty reserves and accrued returns, royalties and licenses	19,223	19,226
Accrual for restructuring and other charges	12,185	4,716
Other	69,879	50,734
	$231,237	$187,365

Other long-term liabilities consist of the following:

December 31,	2006	2005 As restated
Advance payments from customers	$ 64,668	$ 74,668
Income taxes payable	95,691	83,890
Accrued pension liability	51,970	43,831
Long-term technology license payable	3,808	7,325
Accrual for restructuring and other charges	7,875	8,896
Other	12,924	16,203
	$236,936	$234,813

At December 31, 2005, other current assets, accrued and other liabilities and other long-term liabilities of $7,106, $22,845 and $4,493, respectively, related to the Grenoble, France, subsidiary are now classified within Assets and Liabilities of Discontinued Operations.

During the years ended December 31, 2006 and 2005, the Company sold its interest in two privately held companies and realized cash proceeds on these sales of $1,799 and $6,746, respectively.

The customer advances relate to supply agreements into which Atmel entered with a specific customer in 2000. The supply agreements call for the Company to make available to the customer a minimum quantity of products. Minimum payments are required each year on these agreements, with additional payments to be made if the customer exceeds certain purchasing levels. As of December 31, 2006, Atmel had remaining $74,668 in customer advances received, of which $10,000 is recorded in accrued and other liabilities and $64,668 in other long-term liabilities. Minimum payments required to be made annually are the greater of 15% of the value of product shipped to the customer or $10,000, until such time that the advances have been fully repaid. The Company repaid $10,000 in each of the three years ended December 31, 2006, under these agreements.

Also included in other long-term liabilities is a note payable to a company in which Atmel has an equity investment. The outstanding amount due was $6,449 and $5,744 at December 31, 2006 and 2005, respectively. In addition, the Company paid $23,094, $23,763 and $20,823 to this company in the years ended December 31, 2006, 2005 and 2004, respectively, relating to a cost sharing arrangement for facility services at the Heilbronn, Germany facility.

Note 4 SHORT-TERM INVESTMENTS

Short-term investments at December 31, 2006 and 2005 primarily comprise U.S. and foreign corporate debt securities, U.S. Government and municipal agency debt securities, commercial paper, and guaranteed variable annuities.

All marketable securities are deemed by management to be available-for-sale and are reported at fair value. Net unrealized gains or losses that are not deemed to be other than temporary are reported within stockholders' equity on the Company's consolidated balance sheets and as a component of other comprehensive income (loss). Realized gains are recorded based on the specific identification method. During 2006, 2005 and 2004, the Company had no significant net realized gains on short-term investments. The carrying amount of the Company's investments is shown in the table below:

	December 31, 2006		December 31, 2005	
	Book Value	Market Value	Book Value	Market Value
U.S. Government debt securities	$ 1,400	$ 1,396	$ 884	$ 880
State and municipal debt securities	3,450	3,450	4,950	4,950
Corporate equity securities	87	892	—	—
Corporate debt securities and other obligations	49,170	50,526	41,256	42,102
	54,107	56,264	47,090	47,932
Unrealized gains	2,176	—	871	—
Unrealized losses	(19)	—	(29)	—
Net unrealized gains	2,157	—	842	—
Total	$56,264	$56,264	$47,932	$47,932

Contractual maturities (at book value) of available-for-sale debt securities as of December 31, 2006, were as follows:

Due within one year	$ 7,832
Due in 1-5 years	4,417
Due in 5-10 years	3,646
Due after 10 years	38,212
Total	$54,107

Atmel has classified all investments with maturity dates of 90 days or more as short-term since it has the ability to redeem them within the year.

The following table shows the gross unrealized losses and fair value of the Company's investments that have been in a continuous unrealized loss position for less than and greater than 12 months, aggregated by investment category as of December 31, 2006:

	Less than 12 Months		Greater than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agency securities	$ 3,876	$ (4)	$ —	$—
Corporate and municipal debt securities	6,999	(14)	700	(1)
	$10,875	$(18)	$700	$(1)

The Company considers the unrealized losses in the table above to not be "other than temporary" due primarily to their nature, quality and short-term holding.

Note 5 FIXED ASSETS

December 31,	2006	2005
Land	$ 35,067	$ 55,739
Buildings and improvements	628,709	725,754
Machinery and equipment	1,393,190	1,665,898
Furniture and fixtures	151,498	143,771
Construction-in-progress	10,658	6,626
	2,219,122	2,597,788
Less: accumulated depreciation and amortization	(1,704,773)	(1,723,170)
Fixed assets, net	$ 514,349	$ 874,618

Depreciation expense on fixed assets for the years ended December 31 2006, 2005 and 2004, was $215,487, $272,319 and $280,025, respectively. Fixed assets include building and improvements, and machinery and equipment acquired under capital leases of $213,828 and $281,605 at December 31, 2006 and 2005, respectively, with accumulated depreciation of $136,133 and $187,567, respectively. The Company has classified $122,981 in fixed assets of the North Tyneside, United Kingdom, and the Irving, Texas, facilities as assets held for sale in the consolidated balance sheet as of December 31, 2006. At December 31, 2006, fixed assets acquired under capital leases and accumulated depreciation reclassified to assets held for sale totaled $906 and $352, respectively. See Note 16 for further discussion.

The Company assesses the recoverability of long-lived assets with finite useful lives whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying amount. The Company measures the amount of impairment of such long-lived assets by the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. In the fourth quarter of 2006, management performed an assessment of market values for the North Tyneside, United Kingdom, and Irving, Texas, fabrication facilities compared to current carrying values, and, as a result, recorded impairment charges of $72,277 and $10,305, respectively. See Note 16 for further discussion.

At December 31, 2005, fixed assets and accumulated depreciation and amortization of $87,619 and $71,289, respectively are now classified as Non-current Assets of Discontinued Operations. In the years ended December 31, 2006, 2005 and 2004, depreciation and amortization expense related to these assets and classified in Discontinued Operations, totaled $3,060, $5,879 and $6,360, respectively.

Note 6 INTANGIBLE ASSETS

Intangible assets as of December 31, 2006, consisted of the following:

Balances as of December 31, 2006	Gross Assets	Accumulated Amortization	Net Assets
Core/licensed technology	$89,581	$(83,557)	$6,024
Non-compete agreement	306	(306)	—
Patents	1,377	(1,377)	—
Total intangible assets	$91,264	$(85,240)	$6,024

Intangible assets as of December 31, 2005 consisted of the following:

Balances as of December 31, 2005	Gross Assets	Accumulated Amortization	Net Assets
Core/licensed technology	$87,679	$(76,318)	$11,361
Non-compete agreement	306	(306)	—
Patents	1,377	(968)	409
Total intangible assets	$89,362	$(77,592)	$11,770

Total amortization expense related to intangible assets is set forth in the table below:

	December 31,		
Years Ended	2006	2005	2004
Core/licensed technology	$6,050	$11,818	$11,450
Non-compete agreement	—	142	138
Patents	409	459	452
Total amortization expense on intangible assets	$6,459	$12,419	$12,040

The following table presents the estimated future amortization of the intangible assets:

Years Ending December 31:	
2007	$4,623
2008	1,203
2009	149
2010	45
2011	4
Total future amortization	$6,024

During 2006, Atmel acquired intangible assets, primarily core technology intellectual property for total consideration of $713. During 2005 and 2006, the Company also evaluated certain of its licensed intellectual property and determined that due to changes in the Company's intended use of the technology, the related asset had reached the end of its useful life, and was written-off. This resulted in a reduction in the gross value of the asset of $9,000 and a charge of $825 to the consolidated statements of operations in 2005, and a reduction in the gross value of the assets of $650 and a charge of $181 to the consolidated statements of operations in 2006.

Note 7 BORROWING ARRANGEMENTS

Information with respect to Atmel's debt and capital lease obligations is shown in the following table:

December 31,	2006	2005
Various interest-bearing notes	$ 80,550	$ 97,070
Bank lines of credit	25,000	40,000
Convertible notes	—	142,696
Capital lease obligations	63,434	108,221
Total	168,984	387,987
Less: current portion of long-term debt	(38,311)	(112,107)
Less: debt obligations included in current liabilities related to assets held for sale	(70,340)	—
Less: convertible notes	—	(142,401)
Long-term debt and capital lease obligations due after one year	$ 60,333	$ 133,479

Long-term debt and capital lease obligations due after one year at December 31, 2006 and December 31, 2005 consist of the following:

December 31,	2006	2005
Long-term debt less current portion	$60,020	$133,184
Debt obligations included in non-current liabilities related to assets held for sale	313	—
Convertible notes less current portion	—	295
Long-term debt and capital lease obligations due after one year	$60,333	$133,479

Maturities of long-term debt and capital lease obligations are as follows:

Year Ending December 31,	
2007	$116,757
2008	46,406
2009	7,912
2010	5,683
2011	4,603
Thereafter	2,962
	184,323
Less: amount representing interest	(15,339)
Total	$168,984

Certain of the Company's debt facilities contain terms that subject the Company to financial and other covenants. The Company was not in compliance with covenants requiring timely filing of U.S. GAAP financial statements as of December 31, 2006, and, as a result, the Company requested waivers from its lenders to avoid default under these facilities. Waivers were not received from all lenders, and as a result, the Company reclassified $22,544 of non-current liabilities related to assets held for sale to current liabilities related to assets held for sale on the consolidated balance sheet as of December 31, 2006.

On June 30, 2006, the Company entered into a 3-year term loan agreement for $25,000 with a European bank to finance equipment purchases. The interest rate on this loan is based on the London Interbank Offered Rate ("LIBOR") plus 2.5%. Principal repayments are to be made in equal quarterly installments beginning September 30, 2006. The loan is collateralized by the financed assets and is subject to certain cross-default provisions. As of December 31, 2006, the outstanding balance on the term loan was $21,135 and was classified as an interest bearing note in the summary debt table above. As of December 31, 2006, the Company was not in compliance with this facility's covenants and did not obtain a waiver from the lender. As a result of not receiving a waiver, the Company reclassified $12,500 (included within the $22,544 above) from non-current liabilities related to assets held for sale to current liabilities related to assets held for sale on the consolidated balance sheet as of December 31, 2006.

On March 15, 2006, the Company entered into a five-year asset-backed credit facility for up to $165,000 with certain European lenders. This facility is secured by the Company's non-U.S. trade receivables. At December 31, 2006, the amount available under this facility was $115,505, based on eligible non-U.S. trade receivables. Borrowings under the facility bear interest at LIBOR plus 2% per annum, while the undrawn portion is subject to a commitment fee of 0.375% per annum. The terms of the facility subject the Company to certain financial and other covenants and cross-default provisions. As of December 31, 2006, there were no amounts outstanding under this facility. Commitment fees and amortization of up-front fees paid related to the Facility for the year ended December 31, 2006 totaled approximately $1,073, and are included in interest and other expenses, net in the consolidated statement of operations. As of December 31, 2006, the Company was not in compliance with the facility's covenants but obtained a waiver from the lender.

In September 2005, the Company obtained a $15,000 term loan with a domestic bank. This term loan matures in September 2008. The interest rate on this term loan is LIBOR plus 2.25%. In December 2004, the Company had obtained a term loan with the same domestic bank in the amount of $20,000. Concurrent to this, the Company established a $25,000 revolving line of credit with this domestic bank, which has been extended until September 2008. The term loan matures in December 2007. The interest rate on the revolving line of credit is determined by the Company and must be either the domestic bank's prime rate or LIBOR plus 2%. The interest rate on the term loan is 90-day euro Interbank Offered Rate ("EURIBOR") plus 2.0%. All U.S. domestic account receivable balances secure amounts borrowed. The revolving line of credit and both term loans require the Company to meet certain financial ratios and to comply with other covenants on a periodic basis. As of December 31, 2006, the full $25,000 of the revolving line of credit was outstanding and $15,420 of the term loans was outstanding and was classified as an interest bearing note in the summary debt table above. As of December 31, 2006, the Company was not in compliance with the Facility's covenants but obtained a waiver from the lender effective through August 31, 2007.

In June 2005, the Company entered into a euro 43,156 ($52,237) term loan agreement with a domestic bank. The interest rate is fixed at 4.10%. The Company has pledged certain manufacturing equipment as collateral. The loan is required to be repaid in equal installments of euro 3,841($4,649) per calendar quarter commencing on September 30, 2005, with the final payment due on June 28, 2008. As of December 31, 2006, the outstanding balance on the loan was $29,526 and was classified as an interest-bearing note in the summary debt table above. As of December 31, 2006, the Company was not in compliance with this facility's covenants and did not obtain a waiver from the lender. As a result of not receiving a waiver, the Company reclassified $10,044 (included in the $22,544 above) from non-current liabilities related to assets held for sale to current liabilities related to assets held for sale on the consolidated balance sheet as of December 31, 2006.

In February 2005, the Company entered into an equipment financing arrangement in the amount of euro 40,685 ($54,005) which is repayable in quarterly installments over three years. The stated interest rate is EURIBOR plus 2.25%. This equipment financing is collateralized by the financed assets. As of December 31, 2006, the balance outstanding under the arrangement was $23,375 and was classified as a capital lease.

In September 2004, the Company entered into a euro 32,421 ($40,274) loan agreement with a European bank. The loan is to be repaid in equal principal installments of euro 970 ($1,205) per month plus interest on the unpaid balance, with the final payment due on October 1, 2007. The interest rate is fixed at 4.85%. The Company has

pledged certain manufacturing equipment as collateral. This note requires Atmel to meet certain financial ratios and to comply with other covenants on a periodic basis. As of December 31, 2006, the outstanding balance on the loan was $12,591 and was classified in current liabilities as an interest-bearing note in the summary debt table above. The Company was not in compliance with the covenants as of December 31, 2006.

In June 2003, the Company entered into a $15,000 revolving line of credit with a domestic bank. The full amount of the line of credit was repaid on June 25, 2006, and the line of credit expired.

In April 1998, the Company completed a sale of zero coupon subordinated convertible notes, due 2018, for proceeds of $115,004. On April 21, 2003, the Company paid $134,640 in cash to those note-holders of the 2018 convertible notes that submitted these notes for redemption. The 2018 convertible notes were convertible at any time, at the option of the holder, into the Company's common stock at the rate of 55.932 shares per $1 (one thousand dollars) principal amount. The effective interest rate of the notes was 5.5% per annum. At any time, the Company had the option to redeem these notes for cash, in whole at any time or in part from time to time at redemption prices equal to the issue price plus accrued interest. At the option of the holders on April 21, 2008, and 2013, the Company was required to repurchase the notes at prices equal to the issue price plus accrued original issue discount through date of repurchase. On June 30, 2006, the notes were redeemed in full, at the Company's option, for $302.

In May 2001, the Company completed a sale of zero coupon convertible notes, due 2021, for approximately $200,027. The notes were convertible at any time, at the option of the holder, into the Company's common stock at the rate of 22.983 shares per $1 (one thousand dollars) principal amount. The effective interest rate of the notes was 4.75% per annum. In December 2005, the Company repurchased a portion of these notes for an aggregate purchase price of $81,250 (including commissions) in privately negotiated transactions. On May 23, 2006, substantially all of the convertible notes outstanding were redeemed for $144,322. The remaining balance of $891 was called by the Company in June 2006. The gain on redemption of these notes was not significant.

The Company's remaining $41,937 in outstanding debt obligations as of December 31, 2006 are comprised of $40,059 in capital leases and $1,878 in an interest bearing note. Included within the outstanding debt obligations are $110,478 of variable-rate debt obligations where the interest rates are based on either the LIBOR plus a spread ranging from 2.00% to 2.50% or the short-term EURIBOR plus a spread ranging from 0.90% to 2.25%. Approximately $126,745 of the Company's total debt obligations have cross default provisions.

Note 8 STOCK-BASED COMPENSATION

Prior Period Pro Forma Presentation

The pro forma information for the years ended December 31, 2005 and 2004 was as follows:

	Year Ended December 31, 2005			Year Ended December 31, 2004		
	As Previously Reported	Adjustments	As Restated	As Previously Reported	Adjustments	As Restated
	(In thousands, except per share data)					
Net income (loss) — as reported(1)	$(32,898)	$ (453)	$(33,351)	$ (2,434)	$ 8,806	$ 6,372
Add: employee stock-based compensation expense included in net loss-as reported, net of tax	289	1,018	1,307	—	1,337	1,337
Deduct: employee stock-based compensation expense based on fair value, net of tax	(16,347)	(267)	(16,614)	(20,383)	(378)	(20,761)
Net loss — pro forma	$(48,956)	$ 298	$(48,658)	$(22,817)	$ 9,765	$(13,052)
Net income (loss) per share — basic and diluted:						
As reported	$ (0.07)	$ 0.00	$ (0.07)	$ (0.01)	$ 0.02	$ 0.01
Pro forma	$ (0.10)	$ 0.00	$ (0.10)	$ (0.05)	$ 0.02	$ (0.03)
Weighted-average shares used in basic and diluted per share calculations	481,534	481,534	481,534	476,063	476,063	476,063

(1) Net income (loss) and net income (loss) per share for the years ended December 31, 2005 and 2004 did not include stock-based compensation expense for employee stock options and employee stock purchases under SFAS No. 123 because the Company did not adopt the recognition provisions of SFAS No. 123.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

Years Ended December 31,	2006	2005*	2004*
Risk-free interest	4.70%	3.86%	3.43%
Expected life (years)	5.57	5.16	4.47
Expected volatility	68%	92%	92%
Expected dividend yield	0.0%	0.0%	0.0%

* The weighted average assumptions for the years ended December 31, 2005 and 2004 were determined in accordance with SFAS No. 123.

The Company's weighted average assumptions during the year ended December 31, 2006 were determined in accordance with SFAS No. 123R and are further discussed below.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and was derived based on an evaluation of the Company's historical settlement trends, including an evaluation of historical exercise and expected post-vesting employment-termination behavior. The expected life of employee stock options impacts all underlying assumptions used in the Company's Black-Scholes option-pricing model, including the period applicable for risk-free interest and expected volatility.

The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected life of the Company's employee stock options.

The Company calculates the historic volatility over the expected life of the employee stock options and believes this to be representative of the Company's expectations about its future volatility over the expected life of the option.

The dividend yield assumption is based on the Company's history and expectation of dividend payouts.

The weighted average estimated fair values of options granted in the years ended December 31, 2006, 2005 and 2004 were $3.53, $2.11 and $3.89, respectively.

The adoption of SFAS No. 123R did not impact the Company's methodology to estimate the fair value of share-based payment awards under the Company's ESPP. The fair value of each purchase under the ESPP is estimated on the date of the beginning of the offering period using the Black-Scholes option pricing model. There were no ESPP offering periods that began in the year ended December 31, 2006. The following assumptions were utilized to determine the fair value of the Company's ESPP shares:

Years Ended December 31,	2005	2004
Risk-free interest	3.54%	2.55%
Expected life (years)	0.5	0.5
Expected volatility	66%	54%
Expected dividend yield	0.0%	0.0%

The weighted-average fair values of ESPP purchases during 2005 and 2004 were $0.88 and $1.33, respectively.

Impact of adoption of SFAS No. 123R

The impact of adopting SFAS No. 123R in the year ended December 31, 2006 was a reduction in net income of $8,195 and a reduction in basic and diluted net income per share of $0.02.

Effective January 1, 2006, the unamortized unearned stock-based compensation of approximately $2,942 was eliminated against additional paid-in capital in connection with the adoption of SFAS No. 123R.

The components of the Company's stock-based compensation expense in 2006 are summarized below:

Year Ended December 31,	2006
Employee stock options	$9,063
Employee stock purchase plan	302
Non-employee stock option modifications	120
Less: amounts capitalized in inventory	(367)
	$9,118

SFAS No. 123R requires the benefits of tax deductions in excess of recognized stock-based compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. The future realizability of tax benefits related to stock-based compensation expense is dependent upon the timing of employee exercises and future taxable income, among other factors. The Company did not realize any tax benefit from the stock-based compensation expense incurred during the year ended December 31, 2006, as the Company believes it is more likely than not that it will not realize the benefit from tax deductions related to equity compensation.

The following table summarizes the distribution of stock-based compensation expense related to stock options and employee stock purchase plan under SFAS No. 123R for the year ended December 31, 2006:

Year Ended December 31,	2006
Cost of revenues	$2,084
Research and development	2,102
Selling, general and administrative	4,932
Total stock-based compensation expense, before income taxes	9,118
Tax benefit	—
Total stock-based compensation expense, net of income taxes	$9,118

As of December 31, 2006, total compensation expense related to unvested stock options not yet recognized was $37,734 and is expected to be recognized over a weighted-average period of approximately two years.

Non-employee stock-based compensation expense (based on fair value) included in net income (loss) for the years ended December 31, 2006, 2005, and 2004 was $120, $543 and $68, respectively.

Note 9 STOCKHOLDER RIGHTS PLAN

In September 1998, the Board of Directors approved a stockholder rights plan, and in October 1999, the Board of Directors approved an amended and restated rights plan, under which stockholders of record on September 16, 1998 received rights ("Rights") to purchase one-thousandth of a share of Atmel's Series A preferred stock for each outstanding share of Atmel's common stock. The Rights are exercisable at an exercise price of $50, subject to adjustment. The Rights will separate from the common stock and Rights certificates will be issued and the Rights will become exercisable upon the earlier of: (1) fifteen (15) days (or such later date as may be determined by a majority of the Board of Directors) following a public announcement that a person or group of affiliated associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20 percent or more of Atmel's outstanding common stock, or (2) fifteen (15) business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20 percent or more of the outstanding common stock of Atmel. The Rights expire on the earlier of (1) October 15, 2009, (2) redemption or exchange of the Rights, or (3) consummation of a merger, consolidation or assets sale resulting in expiration of the Rights.

Note 10 ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income (loss) is defined as a change in equity of a company during a period, from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The primary difference between net loss and comprehensive income for Atmel arises from foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains on investments.

Comprehensive income (loss) is shown in the consolidated statements of stockholders' equity and comprehensive income (loss).

The components of accumulated other comprehensive income at December 31, 2006 and 2005, net of tax are as follows:

	As of December 31,	
	2006	2005 As restated
Foreign currency translation	$110,766	$127,860
Minimum pension liability adjustments	—	(2,647)
Defined benefit pension plans	(5,686)	—
Net unrealized gains on investments	2,157	842
Total accumulated other comprehensive income	$107,237	$126,055

Note 11 COMMITMENTS AND CONTINGENCIES

Commitments

Leases

The Company leases its domestic and foreign sales offices under non-cancelable operating leases. These leases contain various expiration dates and renewal options. The Company also leases certain manufacturing equipment and software licenses under operating leases. Total rental expense excluding amounts recorded in Discontinued Operations for 2006, 2005 and 2004 was $26,084, $16,858 and $14,313, respectively. Rent expense included in Discontinued Operations for 2006, 2005 and 2004 was $121, $235 and $195, respectively.

The Company also enters into capital leases to finance machinery and equipment. The capital leases are collateralized by the financed assets. At December 31, 2006, no unutilized equipment lease lines were available to borrow under these arrangements.

Aggregate non-cancelable future minimum rental payments under operating and capital leases are as follows:

Year Ending December 31	Operating Leases, Net	Capital Leases
2007	$25,863	$ 36,139
2008	20,024	13,948
2009	5,273	6,879
2010	3,119	5,683
2011	2,456	4,602
Thereafter	3,592	1,084
	$60,327	68,335
Less: amount representing interest		(4,901)
Total capital lease obligations		63,434
Less: current portion		(33,739)
Capital lease obligations due after one year		$ 29,695

Employment Agreements

The Company entered into an employment agreement with Mr. Steven Laub, President and Chief Executive Officer, effective August 7, 2006. The agreement provides for certain payments and benefits to be provided in the event that Mr. Laub is terminated without "cause" or that he resigns for "good reason," including a "change of

control." The agreement initially called for the Company to issue restricted stock to Mr. Laub on January 2, 2007. However, due to the Company's non-timely status regarding reporting obligations under the Securities Exchange Act of 1934 ("Exchange Act"), the Company has been unable to issue these shares. On March 13, 2007, Mr. Laub's agreement was amended to provide for issuing these shares after the Company becomes current with its reporting obligations under the Exchange Act, or for an amount in cash if Mr. Laub's employment terminates prior to issuance, equal to the portion that would have vested had these shares been issued on January 2, 2007, as originally intended.

Indemnifications

As is customary in the Company's industry, as provided for in local law in the United States and other jurisdictions, the Company's standard contracts provide remedies to its customers, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of the Company's products. From time to time, the Company will indemnify customers against combinations of loss, expense, or liability arising from various trigger events related to the sale and the use of the Company's products and services, usually up to a specified maximum amount. In addition, the Company has entered into indemnification agreements with its officers and directors, and the Company's bylaws permit the indemnification of the Company's agents. In the Company's experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

On August 7, 2006, George and Gust Perlegos and two other Atmel senior executives were terminated for cause by a special independent committee of Atmel's Board of Directors following an eight-month investigation into the misuse of corporate travel funds. Subject to certain limitations, the Company is obligated to indemnify its current and former directors, officers and employees in connection with the investigation of the Company's historical stock option practices and related government inquiries and litigation. These obligations arise under the terms of the Company's certificate of incorporation, its bylaws, applicable contracts, and Delaware and California law. The obligation to indemnify generally means that the Company is required to pay or reimburse the individuals' reasonable legal expenses and possibly damages and other liabilities incurred in connection with these matters. The Company is currently paying or reimbursing legal expenses being incurred in connection with these matters by a number of its current and former directors, officers and employees. The Company believes the fair value of any required future payments under this liability is adequately provided for within the reserves it has established for currently pending legal proceedings.

Purchase Commitments

At December 31, 2006, the Company had certain commitments which were not included in the consolidated balance sheet at that date. These include outstanding capital purchase commitments of $11,159, total future operating lease commitments of $60,327, and a remaining supply agreement obligation with a subsidiary of XbyBus SAS, a French Corporation of $35,929 of which $23,989 and $11,940 are due in 2007 and 2008, respectively. In addition, the Company has a long-term supply agreement for gases used in semiconductor manufacturing totaling $19,964 with future minimum payments as follows:

Year Ending December 31	
2007	$ 1,667
2008	1,741
2009	1,801
2010	1,870
2011	1,931
Thereafter	10,954
Total	$19,964

The current balance is recorded in current liabilities related to assets held for sale on the consolidated balance sheet and the long-term balance is recorded in long-term liabilities related to assets held for sale on the consolidated balance sheet.

Contingencies

Litigation

Atmel currently is party to various legal proceedings. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the results of operations, cash flows and financial position of Atmel. The estimate of the potential impact on the Company's financial position or overall results of operations or cash flows for the legal proceedings described below could change in the future. The Company has accrued for all losses related to litigation that the Company considers probable and for which the loss can be reasonably estimated.

On August 7, 2006, George Perlegos, Atmel's former President and Chief Executive Officer, and Gust Perlegos, Atmel's former Executive Vice President, Office of the President, filed three actions in Delaware Chancery Court against Atmel and some of its officers and directors under Sections 211, 220 and 225 of the Delaware General Corporation Law. In the Section 211 action, plaintiffs alleged that on August 6, 2006, the Board of Directors wrongfully cancelled or rescinded a call for a special meeting of Atmel's stockholders, and sought an order requiring the holding of the special meeting of stockholders. In the Section 225 action, plaintiffs alleged that their termination was the product of an invalidly noticed board meeting and improperly constituted committees acting with gross negligence and in bad faith. They further alleged that there was no basis in law or fact to remove them from their positions for cause, and sought an order declaring that they continue in their positions as President and Chief Executive Officer, and Executive Vice President, Office of the President, respectively. For both actions, plaintiffs sought costs, reasonable attorneys' fees and any other appropriate relief. The Section 220 action, which sought access to corporate records, was dismissed in 2006.

Regarding the Delaware actions, a trial was held in October 2006, the court held argument in December 2006, issued a Memorandum Opinion in February 2007, and granted a Final Order on March 15, 2007. Regarding the Section 211 action, the Court ruled in favor of the plaintiffs with regards to calling a Special Meeting of Stockholders.

Pursuant to the order of the Delaware Chancery Court, the Company held a Special Meeting of Stockholders on May 18, 2007 to consider and vote on a proposal by George Perlegos, our former Chairman, President and Chief Executive Officer, to remove five members of our Board of Directors and to replace them with five persons nominated by Mr. Perlegos. On June 1, 2007, following final tabulation of votes and certification by IVS Associates, Inc., the independent inspector of elections for the Special Meeting, the Company announced that stockholders had rejected the proposal considered at the Special Meeting.

Prior to the Special Meeting, Atmel also received a notice from Mr. Perlegos indicating his intent to nominate eight persons for election to our Board of Directors at our Annual Meeting of Stockholders to be held on July 25, 2007. On June 5, 2007, the Company received notice that Mr. Perlegos will not solicit proxies from the Company's shareholders as to any issue, including the makeup of the Company's Board of Directors, in connection with the Company's annual meeting to be held in July 2007.

In the Section 225 action, the court found that the plaintiffs had not demonstrated any right to hold any office of Atmel. On April 13, 2007, George Perlegos and Gust Perlegos filed an appeal to the Supreme Court of the State of Delaware with respect to the Section 225 action. On April 27, 2007, Atmel filed a cross-appeal in the Supreme Court of the State of Delaware relating to the Section 225 claims. On May 23, 2007, George Perlegos and Gust Perlegos withdrew their appeal with respect to the Section 225 action.

In January 2007, the Company received a subpoena from the Department of Justice ("DOJ") requesting information relating to its past stock option grants and related accounting matters. Also, in August 2006, the Company received a letter from the SEC making an informal inquiry and request for information on the same subject matters. In August 2006, the Company received Information Document Requests from the IRS regarding the Company's investigation into misuse of corporate travel funds and investigation into backdating of stock options. The Company is cooperating fully with DOJ, SEC and IRS inquiries and intend to continue to do so. These inquiries likely will require the Company to expend significant management time and incur significant legal and other expenses, and could result in civil and criminal actions seeking, among other things, injunctions against the Company and the payment of significant fines and penalties by the Company, which may adversely affect our results of operations and cash flows. The Company cannot predict how long it will take or how much more time and resources it will have to expend to resolve these government inquiries, nor can the Company predict the outcome of these inquiries.

On November 3, 2006, George Perlegos filed an administrative complaint against Atmel with the federal Occupational Safety & Health Administration ("OSHA") asserting that he was wrongfully terminated by Atmel's Board of Directors in violation of the Sarbanes-Oxley Act. More specifically, Mr. Perlegos alleges that Atmel terminated him in retaliation for his providing information to Atmel's Audit Committee regarding suspected wire fraud and mail fraud by Atmel's former travel manager and its third-party travel agent. Mr. Perlegos seeks reinstatement, costs, attorneys' fees, and damages in an unspecified amount. On December 11, 2006, Atmel responded to the complaint, asserting that Mr. Perlegos' claims are without merit and that he was terminated, along with three other senior executives, for the misuse of corporate travel funds. OSHA has made no determination yet as to whether it will dismiss the complaint or pursue a further investigation. If the matter is not dismissed, Atmel intends to defend against the claims vigorously.

From July through September 2006, six stockholder derivative lawsuits were filed (three in the U.S. District Court for the Northern District of California and three in Santa Clara County Superior Court) by persons claiming to be Company stockholders and purporting to act on Atmel's behalf, naming Atmel as a nominal defendant and some of its current and former officers and directors as defendants. The suits contain various causes of action relating to the timing of stock option grants awarded by Atmel. The federal cases were consolidated and an amended complaint was filed on November 3, 2006. Atmel and the individual defendants have each moved to dismiss the consolidated amended complaint on various grounds. The state derivative cases have been consolidated. In April 2007, a consolidated derivative complaint was filed in the state court action and the Company moved to stay it. Atmel believes that the filing of the derivative actions was unwarranted and intends to vigorously contest them.

On March 23, 2007, Atmel filed a complaint in the U.S. District Court for the Northern District of California against George Perlegos and Gust Perlegos. In the lawsuit, Atmel asserts that the Perlegoses are using false and misleading proxy materials in violation of Section 14(a) of the federal securities laws to wage their proxy campaign to replace Atmel's President and Chief Executive Officer and all of Atmel's independent directors. Further, Atmel asserts that the Perlegos group, in violation of federal securities laws, has failed to file a Schedule 13D as required, leaving stockholders without the information about the Perlegoses and their plans that is necessary for stockholders to make an informed assessment of the Perlegoses' proposal. In its complaint, Atmel has asked the Court to require the Perlegoses to comply with their disclosure obligations, and to enjoin them from using false and misleading statements to improperly solicit proxies as well as from voting any Atmel shares acquired during the period the Perlegoses were violating their disclosure obligations under the federal securities laws. On April 11, 2007, George Perlegos and Gust Perlegos filed a counterclaim with respect to such matters in the U.S. District Court for the Northern District of California seeking an injunction (a) prohibiting Atmel from making false and misleading statements and (b) requiring Atmel to publish and publicize corrective statements, and requesting an award of reasonable expenses and costs of this action. Atmel disputes the claims of George and Gust Perlegos and is vigorously defending this action.

In October 2006, an action was filed in First Instance labour court, Nantes, France on behalf of 46 former employees of Atmel's Nantes facility, claiming that the sale of the Nantes facility to MHS (XbyBus SAS) in December 2005 was not a valid sale, and that these employees should still be considered employees of Atmel, with the right to claim social benefits from Atmel. The action is for unspecified damages. Atmel believes that the filing of this action is without merit and intends to vigorously defend the terms of the sale to MHS.

In January 2007, Quantum World Corporation filed a patent infringement suit in the United States District Court, Eastern District of Texas naming Atmel as a co-defendant, along with a number of other electronics manufacturing companies. The plaintiff claims that the asserted patents allegedly cover a true random number generator and that the patents are used in the manufacture, use and offer for sale of certain Atmel products. The suit seeks damages from infringement and recovery of attorney fees and costs incurred. In March 2007, Atmel filed a counterclaim for declaratory relief that the patents are neither infringed nor valid. Atmel believes that the filing of this action is without merit and intends to vigorously defend against this action.

In March 2006, Atmel filed suit against AuthenTec in the United States District Court, Northern District of California, San Jose Division, alleging infringement of U.S. Patent No. 6,289,114, and on November 1, 2006, Atmel filed a First Amended Complaint adding claims for infringement of U.S. Patent No. 6,459,804. In November 2006, AuthenTec answered denying liability and counterclaimed seeking a declaratory judgment of non-infringement and invalidity, its attorneys' fees and other relief. In May 2007, AuthenTec filed a motion to dismiss for lack of subject matter jurisdiction. In April 2007, AuthenTec filed, but has not served, an action against Atmel for declaratory relief in the United States District Court for the Middle District of Florida that the patents asserted against it by Atmel in the action pending in the Northern District of California are neither infringed nor valid. Atmel believes that AuthenTech's claims are without merit and intends to vigorously pursue and defend these actions.

Agere Systems, Inc. ("Agere") filed suit in the United States District Court, Eastern District of Pennsylvania in February 2002, alleging patent infringement regarding certain semiconductor and related devices manufactured by Atmel. The complaint sought unspecified damages, costs and attorneys' fees. Atmel disputed Agere's claims. A jury trial for this action commenced on March 1, 2005, and on March 22, 2005, the jury found Agere's patents invalid. Subsequently, a retrial was granted, and scheduled for the second quarter of 2006. In June 2006, the parties signed a confidential settlement agreement that included dismissal of the lawsuit, and terms whereby Atmel agreed to pay an undisclosed amount.

In 2005, Atmel filed suit against one of its insurers (the "Insurance Litigation") regarding reimbursements for settlement and legal costs related to the Seagate case settled in May 2005. In June 2006, Atmel entered into a confidential settlement and mutual release agreement with the insurer whereby it recovered a portion of the litigation and settlement costs.

Net settlement costs of $6,000 resulting from the Agere and Insurance Litigation proceedings were included within selling, general, and administrative expense for the year ended December 31, 2006.

From time to time, the Company may be notified of claims that the Company may be infringing patents issued to other parties and may subsequently engage in license negotiations regarding these claims.

Other Investigations

In addition to the investigation into stock option granting practices, the Audit Committee of the Company's Board of Directors, with the assistance of independent legal counsel and forensic accountants, conducted independent investigations into (a) certain proposed investments in high yield securities that were being contemplated by the Company's former Chief Executive Officer during the period from 1999 to 2002 and bank transfers related thereto, and (b) alleged payments from certain of the Company's customers to employees at one of the Company's Asian subsidiaries. The Audit Committee has completed its investigations, including its review of the impact on the Company's consolidated financial statements for the year ended December 31, 2006 and prior periods, and concluded that there was no impact on such consolidated financial statements.

Other Contingencies

For products and technology exported from the U.S. or otherwise subject to U.S. jurisdiction, the Company is subject to U.S. laws and regulations governing international trade and exports, including, but not limited to the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR") and trade sanctions against embargoed countries and destinations administered by the Office of Foreign Assets Control ("OFAC"), U.S. Department of the Treasury. The Company has recently discovered shortcomings in its export compliance procedures. The Company is currently analyzing product shipments and technology transfers, working with U.S. government officials to ensure compliance with applicable U.S. export laws and regulations, and developing an enhanced export compliance system. A determination by the U.S. government that the Company has failed to comply with one or more of these export controls or trade sanctions could result in civil or criminal penalties, including the imposition of significant fines, denial of export privileges, loss of revenues from certain customers, and debarment from U.S. participation in government contracts. Any one or more of these sanctions could have a material adverse effect on the Company's business, financial condition and results of operations.

Income Tax Contingencies

In 2005, the Internal Revenue Service ("IRS") completed its audit of the Company's U.S. income tax returns for the years 2000 and 2001 and has proposed various adjustments to these income tax returns, including carryback adjustments to 1996 and 1999. In January 2007, after subsequent discussions with the Company, the IRS revised their proposed adjustments for these years. The Company has protested these proposed adjustments and is currently working through the matter with the IRS Appeals Division.

In May 2007, the IRS completed its audit of the Company's U.S. income tax returns for the years 2002 and 2003 and has proposed various adjustments to these income tax returns. The Company will file a protest to these proposed adjustments and will work through the matter with the IRS Appeals Division.

While the Company believes that the resolution of these audits will not have a material adverse impact on the Company's results of operations, cash flows or financial position, the outcome is subject to uncertainties. Should the Company be unable to reach agreement with the IRS on the various proposed adjustments, there exists the possibility of an adverse material impact on the results of operations, cash flows and financial position of the Company.

The Company's French subsidiary's income tax return for the 2003 tax year is currently under examination by the French tax authorities. The examination has resulted in an additional income tax assessment and the Company is currently pursuing administrative appeal of the assessment. While the Company believes the resolution of this matter will not have a material adverse impact on its results of operations, cash flows or financial position, the outcome is subject to uncertainty. The Company has provided its best estimate of income taxes and related interest and penalties due for potential adjustments that may result from the resolution of this examination, as well as for examinations of other open tax years.

In addition, the Company has various tax audits in progress in certain U.S. states and foreign jurisdictions. The Company has provided its best estimate of taxes and related interest and penalties due for potential adjustments that may result from the resolution of these examinations, and examinations of open U.S. Federal, state and foreign tax years.

The Company's income tax calculations are based on application of the respective U.S. Federal, state or foreign tax law. The Company's tax filings, however, are subject to audit by the respective tax authorities. Accordingly, the Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due. To the extent the final tax liabilities are different from the amounts originally accrued, the increases or decreases are recorded as income tax expense.

Product Warranties

The Company accrues for warranty costs based on historical trends of product failure rates and the expected material and labor costs to provide warranty services. The majority of products are generally covered by a warranty typically ranging from 90 days to two years. Amounts have been adjusted to reflect the divestiture of our Grenoble, France, subsidiary. Assets and liabilities of the Grenoble subsidiary are reclassified as assets and liabilities of discontinued operations. See Note 18 for further discussion.

The following table summarizes the activity related to the product warranty liability during the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Balance at January 1	$ 6,184	$ 7,514	$ 5,600
Accrual for warranties during the period (including foreign exchange rate impact)	5,800	4,998	6,552
Change in accrual relating to preexisting warranties (including change in estimates)	(1,577)	(991)	561
Settlements made (in cash or in kind) during the period	(5,634)	(5,337)	(5,199)
Balance at December 31	$ 4,773	$ 6,184	$ 7,514

Guarantees

During the ordinary course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties as required for certain transactions initiated by either its subsidiaries or by the Company. As of December 31, 2006, the maximum potential amount of future payments that the Company could be required to make under these guarantee agreements is $12,044. The Company has not recorded any liability in connection with these guarantee arrangements. Based on historical experience and information currently available, the Company believes it will not be required to make any payments under these guarantee arrangements.

Note 12 INCOME TAXES

The components of income (loss) from continuing operations before income taxes were as follows:

Years Ended December 31,	2006	2005 As restated	2004 As restated
U.S.	$(106,758)	$(138,183)	$(153,109)
Foreign	33,056	75,493	171,951
Income (loss) from continuing operations before income taxes	$ (73,702)	$ (62,690)	$ 18,842

The provision for (benefit from) income taxes related to continuing operations consists of the following:

Years Ended December 31,		2006	2005 As restated	2004 As restated
Federal	Current	$ 5,871	$ 4,184	$ 20,150
	Deferred	350	1,407	1,383
State	Current	28	—	—
	Deferred	—	—	—
Foreign	Current	12,929	(19,938)	23,031
	Deferred	5,771	1,284	(20,220)
Total income tax (benefit) provision		$24,949	$(13,063)	$ 24,344

The tax effects of temporary differences that constitute significant portions of the deferred tax assets and deferred tax liabilities are presented below:

December 31,	2006	2005 As restated
Deferred income tax assets:		
Fixed assets	$ 178,731	$ 151,438
Intangible assets	4,362	18,415
Unrealized foreign exchange translation losses	22,307	13,962
Deferred income on shipments to distributors	9,831	4,626
Stock-based compensation	13,210	17,124
Accrued liabilities	42,860	16,482
Net operating losses	299,028	276,740
Research and development and other tax credits	68,145	58,813
Total deferred income tax assets	638,474	557,600
Deferred income tax liabilities:		
Unrealized foreign exchange loss	—	(81)
Other	(485)	(1,136)
Total deferred tax liabilities	(485)	(1,217)
Less valuation allowance	(629,004)	(542,287)
Net deferred income tax asset	$ 8,985	$ 14,096

The Company records a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The net increase in valuation allowance for the year ended December 31, 2006 resulted primarily from the operating loss incurred in the U.S. and foreign exchange gains. The ultimate realization of the deferred tax assets depends upon future taxable income during periods in which the temporary differences become deductible. With the exception of the deferred tax assets of certain non-U.S. subsidiaries, based on historical losses and projections for making future taxable income over the periods that the deferred tax assets are deductible, the Company believes that it is more likely than not that it will not realize the benefit of the deferred tax assets, and accordingly, has provided a full valuation allowance. At December 31, 2006, the valuation allowance relates primarily to deferred tax assets in the United States, United Kingdom and France.

The Company's effective tax rate differs from the U.S. Federal statutory income tax rate as follows:

Years Ended December 31,	2006	2005 As restated	2004 As restated
U.S. Federal statutory income tax rate	(35.00)%	(35.00)%	35.00%
Difference between U.S. and foreign tax rates	(15.87)	3.14	(127.96)
Tax credits	(5.32)	(3.59)	—
Net operating loss and future deductions not currently benefited	79.57	46.44	173.37
Reversal of taxes previously accrued on foreign earnings expected to be repatriated	—	—	(57.52)
Provision for tax settlements and withholding taxes	9.38	8.35	106.94
Release of income taxes previously accrued	—	(39.21)	—
Other	1.09	(0.97)	(0.64)
Effective tax rate	33.85%	(20.84)%	129.19%

The income tax expense recorded for 2006 resulted primarily from taxes incurred by the Company's profitable foreign subsidiaries and an increase in provision for tax settlements related to certain U.S. Federal, state and foreign tax liabilities.

The significant components of the net income tax benefit recorded for 2005 are attributed to the release of $24,581 in tax reserves resulting from the conclusion of an audit in Germany for the tax years 1999 through 2002 and from the expiration of a statute of limitations offset by income tax provisions recorded in the Company's profitable foreign subsidiaries.

The income tax expense recorded for 2004 resulted primarily from taxes incurred by the Company's foreign subsidiaries which are profitable on a statutory basis for tax purposes and an increase in provision for tax settlements and withholding taxes related to certain U.S. Federal, state and foreign tax liabilities.

During 2004, the Company reassessed its intentions regarding repatriation of undistributed earnings from non-U.S. subsidiaries and concluded that it intends to reinvest all undistributed foreign earnings indefinitely in operations outside the U.S. Thus, in 2004, the Company reversed deferred tax liabilities of $10,839 that had been provided in prior years for the potential repatriation of certain undistributed earnings of its foreign subsidiaries.

During 2004, the Company realigned the legal structure for certain foreign subsidiaries which resulted in the recognition of $6,150 in tax benefits. These tax benefits came from the release of a valuation allowance on a deferred tax asset in a profitable foreign jurisdiction where management now believes it is more likely than not that the deferred tax asset is realizable.

At December 31, 2006, there was no provision for U.S. income tax for undistributed earnings of approximately $440,884 as it is currently the Company's intention to reinvest these earnings indefinitely in operations outside the U.S. If repatriated, these earnings would result in a tax expense of approximately $154,300 at the current U.S. Federal statutory tax rate of 35%. Subject to limitation, tax on undistributed earnings may be reduced by foreign tax credits that may be generated in connection with the repatriation of earnings.

At December 31, 2006, the Company had net operating loss carryforwards in non-U.S. jurisdictions of approximately $369,593. These loss carryforwards expire in different periods starting in 2008. The Company also had U.S. Federal and state net operating loss carryforwards of approximately $510,618 and $588,522, respectively, at December 31, 2006. These loss carryforwards expire in different periods from 2007 through 2027. The Company also has U.S. Federal and state tax credits of approximately $44,690 at December 31, 2006 that will expire beginning in 2007.

In 2005, the Internal Revenue Service ("IRS") completed its audit of the Company's U.S. income tax returns for the years 2000 and 2001 and has proposed various adjustments to these income tax returns, including carryback adjustments to 1996 and 1999. In January 2007, after subsequent discussions with the Company, the IRS revised their proposed adjustments for these years. The Company has protested these proposed adjustments and is currently working through the matter with the IRS Appeals Division.

In May 2007, the IRS completed its audit of the Company's U.S. income tax returns for the years 2002 and 2003 and has proposed various adjustments to these income tax returns. The Company will file a protest to these proposed adjustments and will work through the matter with the IRS Appeals Division.

While the Company believes that the resolution of these audits will not have a material adverse impact on the Company's results of operations, cash flows or financial position, the outcome is subject to uncertainties. Should the Company be unable to obtain agreements with the IRS on the various proposed adjustments, there exists the possibility of an adverse material impact on the results of operations, cash flows and financial position of the Company.

The Company's French subsidiary's income tax return for the 2003 tax year is currently under examination by the French tax authorities. The examination has resulted in an additional income tax assessment and the Company is

currently pursuing administrative appeal of the assessment. While the Company believes the resolution of this matter will not have a material adverse impact on its results of operations, cash flows or financial position, the outcome is subject to uncertainty. The Company has provided its best estimate of income taxes and related interest and penalties due for potential adjustments that may result from the resolution of this examination, as well as for examinations of other open tax years.

In addition, the Company has various tax audits in progress in certain U.S. states and foreign jurisdictions. The Company has provided its best estimate of taxes and related interest and penalties due for potential adjustments that may result from the resolution of these examinations, and examinations of open U.S. Federal, state and foreign tax years.

Note 13 EMPLOYEE OPTION AND STOCK PURCHASE PLANS

Atmel has two stock option plans — the 1986 Stock Plan and the 2005 Stock Plan (an amendment and restatement of the 1996 Stock Plan). The 1986 Stock Plan expired in April 1996. The 2005 Stock Plan was approved by stockholders on May 11, 2005. As of December 31, 2006, of the 56,000 shares authorized for issuance under the 2005 Stock Plan, 13,300 shares of common stock remain available for grant. Under Atmel's 2005 Stock Plan, Atmel may issue common stock directly or grant options to purchase common stock to employees, consultants and directors of Atmel. Options, which generally vest over four years, are granted at fair market value on the date of the grant and generally expire ten years from that date.

Activity under Atmel's 1986 Stock Plan and 2005 Stock Plan is set forth below (as restated):

		Outstanding Options			
	Available for Grant	Number of Options	Exercise Price per Share	Aggregate Exercise Price	Weighted-Average Exercise Price per Share
Balances, December 31, 2003	**22,565**	**30,425**	**$ 1.00-24.44**	**$166,994**	**$5.49**
Options granted	(1,566)	1,566	3.18 - 7.38	8,883	5.67
Options forfeited	507	(561)	1.68 - 24.44	(4,302)	7.67
Options exercised	—	(1,973)	1.68 - 5.13	(4,195)	2.13
Balances, December 31, 2004	**21,506**	**29,457**	**$1.00 - 24.44**	**$167,380**	**$5.68**
Options granted	(5,172)	5,172	2.06 - 3.29	15,656	3.03
Options forfeited	1,531	(2,645)	1.68 - 21.47	(15,009)	5.68
Options exercised	—	(1,758)	1.68 - 2.62	(3,510)	2.00
Balances, December 31, 2005	**17,865**	**30,226**	**$1.00 - 24.44**	**$164,517**	**$5.44**
Options granted	(9,559)	9,559	3.68 - 6.28	54,031	5.65
Options forfeited	4,994	(5,059)	1.00 - 24.44	(29,682)	5.87
Options exercised	—	(3,406)	1.68 - 5.13	(7,386)	2.17
Balances, December 31, 2006	**13,300**	**31,320**	**$ 1.68-24.44**	**$181,480**	**$5.79**

The number of options exercisable under Atmel's stock option plans at December 31, 2006, 2005 and 2004 were 16,238, 18,762 and 18,480, respectively. During the years ended December 31, 2006, 2005 and 2004, the number of stock options that were forfeited, but were not available for future stock option grants due to the expiration of these shares under the 1986 Stock Plan totaled 65, 1,113 and 54, respectively.

The following table summarizes the stock options outstanding at December 31, 2006:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Term (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted-Average Remaining Contractual Term (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value
$ 1.68 - 1.98	2,455	1.92	$ 1.97	$10,016	2,429	1.87	$ 1.98	$ 9,886
2.06 - 2.11	3,525	6.04	2.11	13,889	2,533	5.93	2.11	9,980
2.13 - 3.26	1,744	8.20	2.73	5,790	629	7.82	2.73	2,088
3.29 - 3.29	2,187	8.14	3.29	6,036	572	8.14	3.29	1,579
3.33 - 5.62	4,666	8.15	4.73	6,159	1,212	4.57	4.27	2,157
5.73 - 5.91	6,010	7.79	5.75	1,803	2,491	6.58	5.76	723
6.09 - 7.76	5,896	8.29	6.56	—	1,713	4.84	7.08	—
7.83 - 24.44	4,837	3.55	12.82	—	4,659	3.49	12.97	—
$ 1.68 - 24.44	**31,320**	**6.67**	**$ 5.79**	**$43,693**	**16,238**	**4.66**	**$ 6.52**	**$26,413**

During the year ended December 31, 2006, 3,406 options were exercised which had an aggregate intrinsic value of $8,818.

ESPP

Under the 1991 ESPP, qualified employees are entitled to purchase shares of Atmel's common stock at the lower of 85 percent of the fair market value of the common stock at the date of commencement of the six-month offering period or at the last day of the offering period. Purchases are limited to 10 percent of an employee's eligible compensation. Purchases of common stock under the ESPP were 2,072 shares in 2006, 3,682 shares in 2005, and 2,906 shares in 2004, at an average price of $1.84, $2.28 and $2.74, respectively. Of the 42,000 shares authorized for issuance under this plan, 9,320 shares were available for issuance at December 31, 2006.

Note 14 RETIREMENT PLANS

The Company sponsors defined benefit pension plans that cover substantially all French and German employees. Plan benefits are provided in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. The plans are unfunded. Pension liabilities and charges to expense are based upon various assumptions, updated quarterly, including discount rates, future salary increases, employee turnover, and mortality rates.

Retirement Plans consist of two types of plans. The first plan type provides for termination benefits paid to employees only at retirement, and consists of approximately one to five months of salary. This structure covers the Company's French employees. The second plan type provides for defined benefit payouts for the remaining employee's post-retirement life, and covers the Company's German employees.

The components of the aggregate net pension cost relating to the two plan types are as follows:

Years Ended December 31,	2006	2005	2004
Service costs-benefits earned during the period	$3,013	$2,380	$2,045
Interest cost on projected benefit obligation	2,318	2,096	1,921
Amortization of actuarial loss	589	115	426
Net pension cost	$5,920	$4,591	$4,392
Summary of net pension costs:			
Continuing operations	$5,597	$4,088	$3,422
Discontinued operations	323	503	970
Net pension cost	$5,920	$4,591	$4,392

The change in projected benefit obligation at December 31, 2006 and 2005, was as follows:

Years Ended December 31,	2006	2005(b)
Projected benefit obligation at beginning of the year	$52,993	$42,692
Service cost	2,831	2,084
Interest cost	2,189	1,891
Curtailment(a)	—	(1,338)
Actuarial (gains) losses	(5,923)	9,423
Benefits paid	(564)	(404)
Foreign currency exchange rate changes	1,419	(1,355)
Projected benefit obligation at end of the year	$52,945	$52,993

December 31,	2006	2005
Funded status of the plan	$52,945	$ 52,993
Unrecognized net loss	—	(13,041)
Net amounts recognized	$52,945	$ 39,952

(a) Includes recognized actuarial losses due to curtailment in accordance with the guidance under SFAS No. 88, "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," of Nantes fabrication facility retirement plan which occurred as a result of the sale of the facility to XbyBus SAS, a French corporation ("XbyBus SAS") (see Note 17 for further discussion).

(b) At December 31, 2005, projected benefit obligations related to the Grenoble, France, subsidiary classified as current and non-current liabilities of Discontinued Operations totaled $5,223. See Note 18 for further discussion of the divestiture of the Grenoble subsidiary in 2006.

Key assumptions for defined benefit plans:

Years Ended December 31,	2006	2005	2004
Assumed discount rate	4.6%	4.0 — 4.3%	4.5 — 4.9%
Assumed compensation rate of increase	2.0 — 4.0%	2.0 — 4.0%	2.0% — 3.0%

The discount rate is based on the quarterly average yield for euro treasuries with a duration of 30 years, plus a supplement for corporate bonds (euro, AA rating). The discount rate utilized by the Company for 2006 increased to 4.6%, compared to 4.3% in 2005.

Future expected benefit payments over the next ten years are as follows:

2007	$ 1,130
2008	1,030
2009	1,277
2010	1,348
2011	1,564
2012 through 2016	10,842
Total	$17,191

With respect to the Company's unfunded plans in Europe, during 2006, changes in the discount rate, used to calculate the present value of the pension liability, along with changes to various actuarial assumptions resulted in a decrease in pension liability of $561, net of tax from actuarial gains, as compared to an increase in the pension liability of $2,647, net of tax, during 2005 from actuarial losses. The amounts were recorded as a minimum pension liability adjustment in accordance with SFAS No. 87, "Employers' Accounting for Pensions," up through the adoption of SFAS No. 158 on December 31, 2006, the offset to which was included as a component of the Company's stockholders' equity in 2006 and 2005. Following the adoption of SFAS No. 158, additional minimum pension liabilities are no longer recognized. The provisions of SFAS No. 158 are to be applied on a prospective basis and therefore, prior periods presented are not restated for the adoption of this provision.

The net pension cost for 2007 is expected to be approximately $4,670. Cash funding for benefits to be paid for 2007 is expected to be approximately $1,130. The long-term portion of the accumulated benefit obligation liability is included in other long-term liabilities, while the current portion is included in accrued and other liabilities.

Adoption of SFAS No. 158

Effective December 31, 2006, the Company adopted SFAS No. 158, which requires the recognition in the balance sheet of the funded status of the pension plans, along with the recognition in accumulated other comprehensive income of unrecognized actuarial gains or losses, prior service costs or credits and transition assets or obligations that had previously been deferred under the reporting requirements of SFAS No. 87, SFAS No. 106 and SFAS No. 132(R). Companies with publicly traded equity securities are required to disclose the information required by SFAS No. 158 for fiscal years ending after December 15, 2006. The following table reflects the effects of the adoption of SFAS No. 158 on the consolidated balance sheet on December 31, 2006.

	Pre SFAS No. 158 Adoption	Adjustments	Post SFAS No. 158 Adoption
Deferred tax assets, long-term	$ 7,716	$ 249	$ 7,965
Total assets	$1,818,290	$ 249	$1,818,539
Accrued pension liabilities, current	$ 477	$ 653	$ 1,130
Accrued pension liabilities, long-term	$ 48,843	$ 3,127	$ 51,970
Deferred tax liability, long-term	$ 416	$ 69	$ 485
Accumulated other comprehensive Income (loss)	$ 110,837	$(3,600)	$ 107,237
Total liabilities and stockholders' equity	$1,818,290	$ 249	$1,818,539

Amounts recognized in accumulated other comprehensive income (loss) consist of:

December 31,	2006	2005
Net actuarial loss	$5,680	$ —
Prior service cost	6	—
Additional minimum pension liability	—	2,647
Total	$5,686	$2,647

Net actuarial losses of $146 are expected to be recognized as a component of net periodic pension benefit cost during 2007 and are included in accumulated other comprehensive income (loss) in the consolidated statement of shareholders' equity as of December 31, 2006.

Executive Deferred Compensation Plan

The Atmel Executive Deferred Compensation Plan is a non-qualified deferred compensation plan allowing certain executives to defer a portion of their salary and bonus. Participants are credited with returns based on the allocation of their account balances among mutual funds. The Company utilizes an investment advisor to control the investment of these funds and the participants remain general creditors of the Company. Distributions from the plan commence in the quarter following a participant's retirement or termination of employment. The Company accounts for the Executive Deferred Compensation Plan in accordance with EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested" ("EITF No. 97-14"). In accordance with EITF No. 97-14, the liability associated with the other diversified assets is being marked to market with the offset being recorded as compensation expense, primarily selling, general and administrative expense, to the extent there is an increase in the value, or a reduction of operating expense, primarily selling, general and administrative expense, to the extent there is a decrease in value. The other diversified assets are marked to market with the offset being recorded as other income (expense), net.

At December 31, 2006, and 2005, the Company's deferred compensation plan assets totaled $3,715 and $2,759, respectively, and are included in other current assets on the consolidated balance sheets and the corresponding deferred compensation plan liability at December 31, 2006 and 2005, totaled $3,771 and $2,759, respectively, and are included in other current liabilities on the consolidated balance sheets.

401(k) Tax Deferred Savings Plan

The Company maintains a 401(k) Tax Deferred Savings Plan for the benefit of qualified employees who are primarily U.S. based, and matches each eligible employee's contribution up to a maximum of five hundred dollars. The Company matching contribution was $656, $688 and $798 for 2006, 2005 and 2004, respectively.

Note 15 OPERATING AND GEOGRAPHICAL SEGMENTS

The Company designs, develops, manufactures and sells a wide range of semiconductor integrated circuit products. The segments represent management's view of the Company's businesses and how it allocates Company resources and measures performance of its major components. In addition, each segment comprises product families with similar requirements for design, development and marketing. Each segment requires different design, development and marketing resources to produce and sell semiconductor integrated circuits. Atmel's four reportable segments are as follows:

- **Application specific integrated circuit ("ASIC")** segment includes custom application specific integrated circuits designed to meet specialized single-customer requirements for their high performance devices in a broad variety of applications. This segment also encompasses a range of products which provide security for digital data, including smart cards for mobile phones, set top boxes, banking and national identity cards. The Company also develops customer specific ASICs, some of which have military applications.

- **Microcontrollers** segment includes a variety of proprietary and standard microcontrollers, the majority of which contain embedded nonvolatile memory and integrated analog peripherals. This segment also includes products with military and aerospace applications.

- **Nonvolatile Memories** segment consists predominantly of serial interface electrically erasable programmable read-only memory ("SEEPROM") and serial interface Flash memory products. This segment also includes parallel interface Flash memories as well as mature parallel interface EEPROM and EPROM devices. This segment also includes products with military and aerospace applications.

- **Radio Frequency ("RF") and Automotive** segment includes products designed for the automotive industry. This segment produces and sells wireless and wired devices for industrial, consumer and automotive applications and it also provides foundry services which produce radio frequency products for the mobile telecommunications market.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based on revenues and income or loss from operations excluding impairment and restructuring charges. Interest and other expenses, net, nonrecurring gains and losses, foreign exchange gains and losses and income taxes are not measured by operating segment.

The Company's wafer manufacturing facilities fabricate integrated circuits for segments as necessary and their operating costs are reflected in the segments' cost of revenues on the basis of product costs. Because segments are defined by the products they design and sell, they do not make sales to each other. The Company does not allocate assets by segment, as management does not use asset information to measure or evaluate a segment's performance.

Information about Reportable Segments

	ASIC	Micro-Controllers	Nonvolatile Memories	RF and Automotive	Total
Year ended December 31, 2006:					
Net revenues from external customers	$490,234	$419,858	$375,319	$385,476	$1,670,887
Segment income (loss) from operations	(70,932)	79,681	31,450	19,170	59,369
Year ended December 31, 2005 as restated:					
Net revenues from external customers	$495,556	$315,474	$393,036	$357,041	$1,561,107
Segment income (loss) from operations	(93,804)	49,038	(13,762)	1,257	(57,271)
Year ended December 31, 2004 as restated:					
Net revenues from external customers	$491,921	$337,088	$445,504	$277,927	$1,552,440
Segment income (loss) from operations	(65,291)	81,503	589	23,335	40,136

Amounts have been adjusted to reflect the divestiture of the Company's Grenoble, France, subsidiary in July 2006. In 2006, 2005 and 2004, net revenues related to this subsidiary and included in Discontinued Operations totaled $79,871, $114,608 and $97,282, respectively. These amounts were previously reported in the Company's ASIC operating segment. See Note 18 for further discussion.

Reconciliation of segment information to Consolidated Statements of Operations

	2006	2005 As restated	2004 As restated
Total income (loss) from continuing operations for reportable segments	$ 59,369	$(57,271)	$40,136
Unallocated amounts:			
Asset impairment charges	(82,582)	(12,757)	—
Restructuring and other charges and loss on sale	(38,763)	(17,682)	—
Consolidated income (loss) from operations	$(61,976)	$(87,710)	$40,136

See Notes 16, 17 and 18 for further discussion of asset impairment charges, restructuring activities and discontinued operations, respectively. Geographic sources of net revenues for each of the years ended December 31 2006, 2005 and 2004, and locations of long-lived assets as of December 31, 2006 and 2005 were as follows:

	2006		2005 As Restated		2004 As Restated
	Net Revenues	Long-lived Assets	Net Revenues	Long-lived Assets	Net Revenues
United States	$ 241,379	$159,998	$ 210,399	$240,188	$ 259,199
Germany	192,278	30,733	144,893	19,736	155,889
France	168,047	285,469	138,960	307,832	123,814
United Kingdom	29,042	19,753	24,594	294,381	28,965
Japan	57,576	181	49,671	191	59,969
China, including Hong Kong	352,437	716	356,868	709	358,140
Singapore	257,312	—	271,616	—	152,163
Rest of Asia-Pacific	206,901	19,018	198,709	11,708	230,636
Rest of Europe	151,887	12,095	147,103	10,253	160,849
Rest of the World	14,028	—	18,294	—	22,816
Total	$1,670,887	$527,963	$1,561,107	$884,998	$1,552,440

At December 31, 2005, fixed assets and accumulated depreciation and amortization, related to the Grenoble, France, subsidiary and included in Non Current Assets of Discontinued Operations totaled $87,619 and $71,289, respectively, and are excluded from the table above. At December 31, 2006, long-lived assets totaling $88,757 and $35,040 classified as held for sale, and excluded from the table above, were located in the United Kingdom and United States, respectively.

Net revenues are attributed to countries based on delivery locations.

Note 16 ASSETS HELD FOR SALE AND IMPAIRMENT CHARGES

Under Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144") the Company assesses the recoverability of long-lived assets with finite useful lives whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying amount. The Company measures the amount of impairment of such long-lived assets by the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. The Company classifies long-lived assets to be disposed of other than by sale as held and used until they are disposed. The Company reports assets and liabilities to be disposed of by sale as held for sale and recognizes those assets and liabilities on the consolidated balance sheet at the lower of carrying amount or fair value, less cost to sell. These assets are not depreciated.

The Company classified the assets and liabilities of the North Tyneside, United Kingdom, facility and the assets of the Irving, Texas, facility as held for sale during the quarter ended December 31, 2006. Following the sale of the North Tyneside facility, the Company expects to incur significant continuing cash flows with the disposed entity and, as a result, does not expect to meet the criteria to classify the results of operations as well as assets and liabilities as discontinued operations. The Irving facility does not qualify as discontinued operations as it is an idle facility and does not constitute a component of an entity in accordance with SFAS No. 144.

The following table details the items which are reflected as assets and liabilities held for sale in the consolidated balance sheet as of December 31, 2006:

Held for Sale at December 31, 2006:

	North Tyneside	Irving	Total
Non-current assets			
Fixed assets, net	$ 87,941	$35,040	$122,981
Intangible and other assets	816	—	816
Total non-current assets held for sale	$ 88,757	$35,040	$123,797
Current liabilities			
Current portion of long-term debt	$ 70,340	$ —	$ 70,340
Trade accounts payable	17,329	—	17,329
Accrued liabilities and other	46,224	—	46,224
Total current liabilities related to assets held for sale	133,893	—	133,893
Long-term debt and capital lease obligations less current portion	313	—	313
Total non-current liabilities related to assets held for sale	313	—	313
Total liabilities related to assets held for sale	$134,206	$ —	$134,206

Irving, Texas, Facility

The Company acquired its Irving, Texas, wafer fabrication facility in January 2000 for $60,000 plus $25,000 in additional costs to retrofit the facility after the purchase. Following significant investment and effort to reach commercial production levels, the Company decided to close the facility in 2002 and it has been idle since then. Since 2002, the Company recorded various impairment charges, including $3,980 during the quarter ended December 31, 2005. In the quarter ended December 31, 2006, the Company performed an assessment of the market value for this facility based on management's estimate, which considered a current offer from a willing third party to purchase the facility, among other factors, in determining fair market value. Based on this assessment, an additional impairment charge of $10,305 was recorded.

On May 1, 2007, the Company announced the sale of its Irving, Texas, wafer fabrication facility for approximately $36,500 in cash. The sale of the facility includes approximately 39 acres of land, the fabrication facility building, and related offices, and remaining equipment. An additional 17 acres was retained by the Company. The Company does not expect to record a material gain or loss on the sale, following the impairment charge recorded in the fourth quarter of 2006.

North Tyneside, United Kingdom, and Heilbronn, Germany, Facilities

In December 2006, the Company announced its decision to sell its wafer fabrication facilities in North Tyneside, United Kingdom, and Heilbronn, Germany. It is expected these actions will increase manufacturing

efficiencies by better utilizing remaining wafer fabrication facilities, while reducing future capital expenditure requirements. The Company has classified assets of the North Tyneside site with a net book value of approximately $88,757 (excluding cash and inventory which will not be included in any sale of the facility) as assets held-for-sale on the consolidated balance sheet as of December 31, 2006. Following the announcement of intention to sell the facility in the fourth quarter of 2006, the Company assessed the fair market value of the facility compared to the carrying value recorded, including use of an independent appraisal, among other factors. The fair value was determined using a market-based valuation technique and estimated future cash flows. The Company recorded a net impairment charge of $72,277 in the quarter ended December 31, 2006 related to the write-down of long lived assets to their estimated fair values, less costs to dispose of the assets. The charge included an asset write-down of $170,002 for equipment, land and buildings, offset by related currency translation adjustment associated with the assets, of $97,725, as the Company intends to sell its United Kingdom entity, which contains the facility, and hence the currency translation adjustment related to the assets is included in the impairment calculation.

The Company acquired the North Tyneside, United Kingdom, facility in September 2000, including an interest in 100 acres of land and the fabrication facility of approximately 750,000 square feet, for approximately $100,000. The Company will have the right to acquire title to the land in 2016 for a nominal amount. The Company sold 40 acres in 2002 for $13,900. The Company recorded an asset impairment charge of $317,927 in the second quarter of 2002 to write-down the carrying value of equipment in the fabrication facilities in North Tyneside, United Kingdom, to its estimated fair value. The estimate of fair value was made by management based on a number of factors, including an independent appraisal.

The Heilbronn, Germany, facility did not meet the criteria for classification as held-for-sale as of December 31, 2006, due to uncertainties relating to the likelihood of completing the sale within the next twelve months. Long-lived assets of this facility, with a net book value of $25,508 at December 31, 2006, remain classified as held-and-used. After an assessment of expected future cash flows generated by the Heilbronn, Germany facility, the Company concluded that no impairment exists.

Colorado Springs, Colorado, Construction-In-Progress

The foundation work on this facility began and was halted in 2002 and was intended to support a 300mm manufacturing fabrication facility. During the quarter ended December 31, 2005, management reached a conclusion that the manufacturing capacity available at existing facilities, combined with an increased emphasis on out-sourcing certain products to foundry partners, offers sufficient available manufacturing capacity to meet its foreseeable forecasted demand. This conclusion was further affirmed upon the sale of the Nantes fabrication facility (see Note 17 for further discussion). These triggering events led to the Company's decision to abandon its plans for future construction on a Colorado Springs wafer fabrication facility. Accordingly, an impairment charge of $8,777 was recorded in the quarter ended December 31, 2005, to write-down the carrying values of the Colorado Springs, Colorado, construction-in-progress assets to zero.

The following table summarizes the asset impairment charges included in the consolidated statements of operations for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
North Tyneside, United Kingdom	$72,277	$ —	$—
Irving, Texas	10,305	3,980	—
Colorado Springs, Colorado	—	8,777	—
Total asset impairment charges	$82,582	$12,757	$—

Note 17 RESTRUCTURING AND OTHER CHARGES AND LOSS ON SALE

The following table summarizes the activity related to the accrual for restructuring and other charges and loss on sale detailed by event for the years ended December 31, 2006, 2005 and 2004, as restated.

	January 1, 2006 Accrual	Charges	Non-Cash Utilization	Payments	December 31, 2006 Accrual
			(In thousands)		
Third quarter of 2002					
Termination of contract with supplier	$ 9,833	$ —	$—	$ (937)	$ 8,896
Third quarter of 2005					
Employee termination costs	1,246	—	—	(1,246)	—
Fourth quarter of 2005					
Nantes fabrication facility sale	1,310	—	—	(1,195)	115
Employee termination costs	1,223	—	—	(1,223)	—
First quarter of 2006					
Employee termination costs	—	151	—	(151)	—
Fourth quarter of 2006					
Employee termination costs	—	8,578	—	(1,088)	7,490
Grant contract termination costs	—	30,034	—	—	30,034
Total 2006 activity	$13,612	$38,763	$—	$(5,840)	$46,535(1)

(1) As a result of the expected timing of payments, $26,475 is recorded in current liabilities related to assets held for sale, $12,185 of this accrual is recorded in accrued and other liabilities, and $7,875 is recorded in other long-term liabilities.

	January 1, 2005 Accrual	Charges	Non-Cash Utilization	Payments	December 31, 2005 Accrual
Third quarter of 2002					
Termination of contract with supplier	$10,919	$ —	$ —	$ (1,086)	$ 9,833
Third quarter of 2005					
Employee termination costs	—	2,452	—	(1,206)	1,246
Fourth quarter of 2005					
Nantes fabrication facility sale	—	10,585	(1,454)	(7,821)	1,310
Employee termination costs	—	2,031	—	(808)	1,223
Asset disposals	—	2,614	(2,614)	—	—
Total 2005 activity	$10,919	$17,682	$(4,068)	$(10,921)	$13,612

	January 1, 2004 Accrual	Charges	Non-Cash Utilization	Payments	December 31, 2004 Accrual
Third quarter of 2002					
Termination of contract with supplier	$11,732	$—	$—	$(813)	$10,919
Total 2004 activity	$11,732	$—	$—	$(813)	$10,919

2006 Restructuring Activities

In the first quarter of 2006, the Company incurred $151 in restructuring charges primarily comprised of severance and one-time termination benefits.

In the fourth quarter of 2006, the Company announced a restructuring initiative to focus on high growth, high margin proprietary product lines and optimize manufacturing operations. This restructuring plan will impact approximately 300 employees across multiple business functions. The charges directly relating to this initiative consist of the following:

- $6,897 in one-time minimum statutory termination benefits recorded in accordance with SFAS No. 112, "Employers' Accounting for Post Employment Benefits." These costs related to the termination of employees in Europe.
- $1,681 in one-time severance costs related to the involuntary termination of employees, primarily in manufacturing, research and development and administration. These benefits costs were recorded in accordance with SFAS No. 146, "Accounting for Costs Associated with exit or Disposal Activities."

In 2006, the Company paid $1,239 related to employee termination costs incurred in 2006.

2005 Restructuring Activities

Beginning in the third quarter of 2005, the Company began to implement cost reduction initiatives to further align its cost structure to industry conditions, targeting high labor costs and excess capacity. Pursuant to this, during 2005, the Company recorded a restructuring charge and loss on the sale of its Nantes fabrication facility of $17,682. These charges consisted of the following:

- $4,483 in one-time involuntary termination severance benefits costs related to the termination of 193 employees primarily in manufacturing, research and development and administration.
- $2,614 of building and improvements were removed from operations and written down to zero following relocation of certain manufacturing activities to Asia.
- $10,585 associated with the loss on the sale of the Company's Nantes fabrication facility, including the cost of transferring 319 employees to the buyer.

In 2005, the Company paid $2,014 related to employee termination costs and $7,821 related to the Nantes fabrication facility sale. In 2006, the Company paid the remaining $2,469 of the employee termination costs and $1,195 related to the Nantes fabrication facility sale, with the remaining $115 expected to be paid in 2007.

All termination benefit charges were recorded in accordance with SFAS No. 146 and SFAS No. 112 "Employers' Accounting for Postemployment Benefits — an amendment of FASB Statements No. 5 and 43."

Restructuring charges incurred in 2006, which remain unpaid as of December 31, 2006, are expected to be paid by December 31, 2007, and are recorded in current liabilities within accrued and other liabilities on the consolidated balance sheet.

In conjunction with the Company's restructuring efforts in the third quarter of 2002, the Company incurred a $12,437 charge related to the termination of a contract with a supplier. The charge was estimated using the present value of the future payments which totaled approximately $18,112 at the time. At December 31, 2006, the remaining restructuring accrual was $8,896 and will be paid over the next seven years. The current balance is recorded with current liabilities in accrued and other liabilities on the consolidated balance sheet. The long-term balance is recorded in other long-term liabilities on the consolidated balance sheet.

In 2006, 2005 and 2004, restructuring charges related to the Grenoble, France, subsidiary included in Results from Discontinued Operations totaled $193, $338 and $0, respectively. See Note 18 for further discussion.

Other Charges

In the fourth quarter of 2006, the Company announced its intention to close its design facility in Greece and its intention to sell its facility in North Tyneside, United Kingdom. The Company recorded a charge of $30,034 associated with the expected future repayment of subsidy grants pursuant to the grant agreements with government agencies at these locations.

Nantes Fabrication Facility Sale

On December 6, 2005, Atmel sold its Nantes, France fabrication facility, and the related foundry activities, to XbyBus SAS. The facility was owned by the Company since 1998 and was comprised of five buildings totaling 131,000 square feet, manufacturing BiCMOS, CMOS and non-volatile technologies. The facility employed a total of 603 persons, of which 284 employees were retained by the Company and the remaining 319 manufacturing employees were transferred to XbyBus SAS.

The Nantes facility was sold for an amount which approximated the net book value of assets sold less liabilities assumed plus an additional capital contribution to XbyBus SAS. The liabilities assumed by XbyBus SAS totaled approximately 4,739 euros ($5,587), while the assets transferred totaled approximately 4,106 euros ($4,841), comprised of fixed assets with a net book value of 2,838 euros ($3,346) and inventory valued at 1,268 euros ($1,495); Atmel agreed to make an additional cash contribution of 6,496 euros ($7,659) and incur additional closing costs of 3,115 euros ($3,673) primarily relating to the transfer of additional assets along with maintenance and clean-up costs to transfer the fabrication facility buildings. In total, the Company incurred a loss of 8,978 euros ($10,585) on the sale of the Nantes fabrication facility. Concurrent with the sale, the Company entered into a three-year supply agreement with a subsidiary of XbyBus SAS calling for the Company to purchase a minimum volume of wafers through fiscal year 2008. The supply agreement requires a minimum purchase of $58,777, of which $35,929 is still required over the remaining term of the agreement. As a result of the significant continuing cash flows relating to this supply agreement, the Company did not meet the criteria to classify the results of operations of Nantes as discontinued operations.

The Nantes facility sale occurred in connection with the Company's continuing efforts to consolidate its manufacturing operations and reduce costs.

Note 18 DISCONTINUED OPERATIONS

Grenoble, France, Subsidiary Sale

The Company's consolidated financial statements and related footnote disclosures reflect the results of the Company's Grenoble, France, subsidiary as Discontinued Operations, net of applicable income taxes, for all reporting periods presented.

In July 2006, Atmel completed the sale of its Grenoble, France, subsidiary to e2v technologies plc, a British corporation ("e2v"). On August 1, 2006, the Company received $140,000 in cash upon closing ($120,073, net of working capital adjustments and costs of disposition).

The facility was originally acquired in May 2000 from Thomson-CSF, and was used to manufacture image sensors, as well as analog, digital and radio frequency ASICs.

Technology rights and certain assets related to biometry or "Finger Chip" technology were excluded from the sale. As of July 31, 2006, the facility employed a total of 519 employees, of which 14 employees primarily involved with the Finger Chip technology were retained, and the remaining 505 employees were transferred to e2v.

In connection with the sale, Atmel agreed to provide certain technical support, foundry, distribution and other services extending up to four years following the completion of the sale, and in turn e2v has agreed to provide certain design and other services to Atmel extending up to 5 years following the completion of the sale. The financial statement impact of these agreements is not expected to be material to the Company. The ongoing cash flows between Atmel and e2v are not significant and as a result, the Company has met the criteria in SFAS No. 144, which were necessary to classify the Grenoble, France, subsidiary as discontinued operations.

Included in other currents assets on the consolidated balance sheet as of December 31, 2006, is an outstanding receivable balance due from e2v of $24,843 related to payments advanced to e2v to be collected from customers of e2v by Atmel. The transitioning of the collection of trade receivables on behalf of e2v is expected to be completed in 2007.

The following table shows the components of the gain from the sale of Discontinued Operations, net of taxes, as of December 31, 2006 *(in thousands)*:

Proceeds, net of working capital adjustments	$122,610
Costs of disposition	(2,537)
Net proceeds from the sale	120,073
Less: book value of net assets sold	(14,866)
Cumulative translation adjustment	4,631
Gain on sale of discontinued operations, before income taxes	109,838
Provision for income taxes	(9,506)
Gain on sale of discontinued operations, net of income taxes	$100,332

The following table summarizes results from Discontinued Operations for the periods indicated *(in thousands, except per share data)*:

	Years Ended December 31,		
	2006	2005	2004
Net revenues	$ 79,871	$114,608	$ 97,282
Operating costs and expenses	57,509	91,838	84,288
Income from discontinued operations, before income taxes	22,362	22,770	12,994
Gain on sale of discontinued operations, before income taxes	109,838	—	—
Income from and gain on sale of discontinued operations	132,200	22,770	12,994
Less: provision for income taxes	(18,899)	(6,494)	(1,120)
Income from and gain on sale of discontinued operations, net of income taxes	$113,301	$ 16,276	$ 11,874
Income from and gain on sale of discontinued operations, net of income taxes, per common share:			
Basic and diluted	$ 0.23	$ 0.03	$ 0.02
Weighted-average shares used in basic and diluted per share calculations	487,413	481,534	476,063

The following table presents the assets and liabilities classified as discontinued operations included in the consolidated balance sheet as of December 31, 2005:

ASSETS	
Current assets	
Accounts receivable	$ 212
Inventories	21,482
Other current assets	7,106
Total current assets of discontinued operations	28,800
Fixed assets, net	16,330
Total assets of discontinued operations	$45,130
LIABILITIES	
Current liabilities	
Trade accounts payable	$14,993
Accrued and other liabilities	22,845
Total current liabilities of discontinued operations	37,838
Other long-term liabilities	4,493
Total liabilities of discontinued operations	$42,331

As of December 31, 2005, a cash balance of $9,620 related to the Grenoble subsidiary is included in cash and cash equivalents on the consolidated balance sheet.

Note 19 NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is calculated by using the weighted-average number of common shares outstanding during that period. Diluted net income per share is calculated giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options and convertible securities for all periods. No dilutive potential common shares were included in the computation of any diluted per share amount when a loss from continuing operations was reported by the Company. The Company utilizes income or loss from operations as the "control number" in determining whether potential common shares are dilutive or anti-dilutive.

A reconciliation of the numerator and denominator of basic and diluted net income (loss) per share for both continuing and discontinued operations is provided as follows:

Years Ended December 31,	2006	2005 As restated	2004 As restated
Loss from continuing operations	$ (98,651)	$ (49,627)	$ (5,502)
Income from discontinued operations, net of income taxes	12,969	16,276	11,874
Gain on sale of discontinued operations, net of income taxes	100,332	—	—
Net income (loss)	$ 14,650	$ (33,351)	$ 6,372
Weighted-average common shares — basic and diluted	487,413	481,534	476,063
Basic and diluted net income (loss) per common share:			
Loss from continuing operations	$ (0.20)	$ (0.10)	$ (0.01)
Income from discontinued operations, net of income taxes	0.02	0.03	0.02
Gain on sale of discontinued operations, net of income taxes	0.21	—	—
Net income (loss)	$ 0.03	$ (0.07)	$ 0.01

The following table summarizes weighted-average securities which were not included in the "Weighted-average shares — diluted" used for calculation of diluted net income per share, as the Company incurred a loss from continuing operations for these years:

Years Ended December 31,	2006	2005 As restated	2004 As restated
Employee stock options outstanding	29,079	30,653	30,031
Common stock equivalent shares associated with:			
Convertible notes due 2018	8	16	15
Convertible notes due 2021	1,310	4,875	4,800
Total shares excluded from per share calculation	30,397	35,544	34,846

As of December 31, 2006, 2005 and 2004, given the losses from continuing operations incurred in each of the respective years, the Company considered all of its outstanding options to be antidilutive. See Note 13 for further discussion of stock option activity.

The calculation of dilutive or potentially dilutive common shares related to the Company's convertible securities considers the conversion features associated with these securities. Conversion features were considered, as at the option of the holders, the 2018 and 2021 convertible notes are convertible at any time, into the Company's common stock at the rate of 55.932 shares per $1 (one thousand dollars) principal amount and 22.983 shares per $1 (one thousand dollars) principal amount, respectively (further discussed in Note 7). In this scenario, the "if converted" calculations are based upon the average outstanding convertible note balance for the last 12 months and the respective conversion ratios. These convertible notes were redeemed in full in 2006.

Note 20 LEGAL AWARDS AND SETTLEMENTS

In 1996, the Company entered into a license agreement with LM Ericsson Telefon, AB covering its proprietary AVR microprocessor technology. In November 2003, the Company filed an arbitration complaint with the International Centre for Dispute Resolution against Ericsson and its subsidiary, Ericsson Mobile Platform (collectively, "Ericsson") for breach of contract, fraud and misappropriation of trade secrets, among other claims, relating to such technology. In November 2005, the arbitration panel awarded the Company approximately $43,119 in damages and granted an injunction against certain activities of Ericsson. The Company received the payment from Ericsson for the award on December 21, 2005.

In the fourth quarter of 2003, the Company received approximately $37,850 from Silicon Storage Technology, Inc. ("SST"), granted in relation to the May 7, 2002, judgment by the United States District Court for the Northern District of California ("US District Court"). On June 30, 2005, the Company entered into a settlement and mutual release agreement with SST pursuant to which the Company received a settlement amount of $1,250. In addition, SST and the Company agreed to jointly submit a stipulation order agreeing to mutually dismiss, with prejudice, the patent litigation pending before the US District Court. The agreement concludes all outstanding litigation between SST and the Company.

Note 21 INTEREST AND OTHER EXPENSES, NET

Interest and other expenses, net, is summarized in the following table:

Years Ended December 31,	2006	2005 As restated	2004 As restated
Interest and other income	$ 17,677	$ 11,551	$ 7,813
Interest expense	(20,039)	(29,594)	(26,979)
Foreign exchange transaction losses	(9,364)	(1,306)	(2,128)
Total	$(11,726)	$(19,349)	$(21,294)

In 2006, 2005 and 2004, interest and other expenses, net related to the Company's Grenoble, France, subsidiary and included in Discontinued Operations totaled $541, $548 and $1,060, respectively (see Note 18 for further discussion).

Note 22 SUBSEQUENT EVENTS

Regarding the Delaware actions, a trial was held in October 2006, the court held argument in December 2006, issued a Memorandum Opinion in February 2007, and granted a Final Order on March 15, 2007. Regarding the Section 211 action, the Court ruled in favor of the plaintiffs with regards to calling a Special Meeting of Stockholders.

Pursuant to the order of the Delaware Chancery Court, the Company held a Special Meeting of Stockholders on May 18, 2007 to consider and vote on a proposal by George Perlegos, our former Chairman, President and Chief Executive Officer, to remove five members of our Board of Directors and to replace them with five persons nominated by Mr. Perlegos. On June 1, 2007, following final tabulation of votes and certification by IVS Associates, Inc., the independent inspector of elections for the Special Meeting, the Company announced that stockholders had rejected the proposal considered at the Special Meeting.

Prior to the Special Meeting, Atmel also received a notice from Mr. Perlegos indicating his intent to nominate eight persons for election to our Board of Directors at our Annual Meeting of Stockholders to be held on July 25, 2007. On June 5, 2007, the Company received notice that Mr. Perlegos will not solicit proxies from the Company's shareholders as to any issue, including the makeup of the Company's Board of Directors, in connection with the Company's annual meeting to be held in July 2007.

On May 1, 2007, the Company announced the sale of its Irving, Texas, wafer fabrication facility for approximately $36,500 in cash. The sale of the facility includes approximately 39 acres of land, the fabrication facility building, and related offices, and remaining equipment. An additional 17 acres was retained by the Company. The Company does not expect to record a material gain or loss on the sale, following the impairment charge recorded in the fourth quarter of 2006.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Atmel Corporation:

We have completed integrated audits of Atmel Corporation's consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Atmel Corporation and its subsidiaries (the "Company") at December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its consolidated financial statements as of December 31, 2005 and for each of the two years in the period ended December 31, 2005.

As discussed in Note 8 to the consolidated financial statements, in 2006, the Company changed its method of accounting for stock-based compensation.

As discussed in Note 14 to the consolidated financial statements, effective December 31, 2006, the Company changed its method of accounting for defined benefit pension plans.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
June 8, 2007

Schedule II

ATMEL CORPORATION
VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2006, 2005 and 2004

Description	Balance at Beginning of Year	Charged (Credited) to Expense	Deductions - Write-offs	Balance at End of Year
		(In thousands)		
Allowance for doubtful accounts receivable:				
Year ended December 31, 2006	$ 3,944	$ 106	$ (445)	$ 3,605
Year ended December 31, 2005, **as restated**	10,011	(5,575)	(492)	3,944
Year ended December 31, 2004, **as restated**	16,411	(4,921)	(1,479)	10,011

UNAUDITED QUARTERLY FINANCIAL INFORMATION

The following tables set forth a summary of the Company's quarterly financial information for each of the four quarters in the years ended December 31, 2006 and 2005:

Year Ended December 31, 2006(2)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(3)
(In thousands, except per share data)	As restated(1)			
Net revenues	$400,784	$429,488	$431,734	$ 408,881
Gross profit	126,382	139,029	151,557	145,150
Income (loss) from continuing operations	(1,154)	2,851	22,260	(122,608)
Income from discontinued operations, net of income taxes	5,862	5,428	1,679	—
Gain on sale of discontinued operations, net of income taxes	—	—	100,332	—
Net income (loss)	$ 4,708	$ 8,279	$124,271	$(122,608)
Basic net income (loss) per common share:				
Income (loss) from continuing operations	$ (0.00)	$ 0.01	$ 0.04	$ (0.25)
Income from discontinued operations, net of income taxes	0.01	0.01	0.00	—
Gain on sale of discontinued operations, net of income taxes	—	—	0.21	—
Net income (loss) per common share — basic	$ 0.01	$ 0.02	$ 0.25	$ (0.25)
Diluted net income (loss) per common share:				
Income (loss) from continuing operations	$ (0.00)	$ 0.01	$ 0.05	$ (0.25)
Income from discontinued operations, net of income taxes	0.01	0.01	0.00	—
Gain on sale of discontinued operations, net of income taxes	—	—	0.20	—
Net income (loss) per common share — diluted	$ 0.01	$ 0.02	$ 0.25	$ (0.25)
Weighted-average shares used in basic income (loss) per share calculations	485,576	486,928	488,303	488,844
Weighted-average shares used in diluted income (loss) per share calculations	485,576	493,045	494,066	488,844

Year Ended December 31, 2005(2)	As Restated(1)	As Restated(1)	As Restated(1)(3)	As Restated(1)(3)
(In thousands, except per share data)				
Net revenues	$392,397	$382,445	$392,032	$394,233
Gross profit	80,474	82,325	107,209	125,761
Income (loss) from continuing operations	(44,416)	(44,491)	(3,729)	43,009
Income from discontinued operations, net of income taxes	1,329	5,268	4,629	5,050
Net income (loss)	$(43,087)	$(39,223)	$ 900	$ 48,059
Basic net income (loss) per common share:				
Income (loss) from continuing operations	$ (0.09)	$ (0.09)	$ (0.01)	$ 0.09
Income from discontinued operations, net of income taxes	0.00	0.01	0.01	0.01
Net income (loss) per common share — basic	$ (0.09)	$ (0.08)	$ 0.00	$ 0.10
Diluted net income (loss) per common share:				
Income (loss) from continuing operations	$ (0.09)	$ (0.09)	$ (0.01)	$ 0.09
Income from discontinued operations, net of income taxes	0.00	0.01	0.01	0.01
Net income (loss) per common share — diluted	$ (0.09)	$ (0.08)	$ 0.00	$ 0.10
Weighted-average shares used in basic income (loss) per share calculations	479,609	480,793	482,440	483,297
Weighted-average shares used in diluted income (loss) per share calculations	479,609	480,793	482,440	484,967

(1) See the "Explanatory Note" immediately preceding Part I, Item 1 and Note 2, "Restatements of Consolidated Financial Statements," to Consolidated Financial Statements of this Form 10-K.

(2) Amounts have been adjusted to reflect the divestiture of the Company's Grenoble, France, subsidiary. Results from the Grenoble subsidiary are reclassified as Results from Discontinued Operations. See Note 18 to Notes to Consolidated Financial Statements for further discussion.

(3) The Company recorded restructuring and other charges of $39 million, $15 million and $3 million in the quarters ended December 31, 2006, December 31, 2005 and September 30, 2005, respectively. The Company recorded impairment charges of $83 million and $13 million in the quarters ended December 31, 2006 and 2005, respectively.

The following tables reflect the impact of the restatement on the Company's consolidated financial statements as of and for the quarter ended March 31, 2006, and as of and for all quarters in the year ended December 31, 2005.

Consolidated Statement of Operations

Quarter Ended March 31, 2006 (In thousands, except per share data)	As Previously Reported	Restatement Adjustments(2)	As Restated	Discontinued Operations Adjustments(1)	As Restated and Adjusted for Discontinued Operations
Net revenues	**$436,784**	**$ —**	**$436,784**	**$ (36,000)**	**$400,784**
Operating expenses					
Cost of revenues*	295,103	54	295,157	(20,755)	274,402
Research and development*	70,698	(336)	70,362	(2,211)	68,151
Selling, general and administrative*	47,166	(111)	47,055	(1,644)	45,411
Restructuring charges	202	(51)	151	—	151
Total operating expenses	**413,169**	**(444)**	**412,725**	**(24,610)**	**388,115**
Income from operations	**23,615**	**444**	**24,059**	**(11,390)**	**12,669**
Interest and other expenses, net	(6,375)	—	(6,375)	(244)	(6,619)
Income from continuing operations before income taxes	**17,240**	**444**	**17,684**	**(11,634)**	**6,050**
Benefit from (provision for) income taxes	(7,606)	(5,370)	(12,976)	5,772	(7,204)
Income (loss) from continuing operations	9,634	(4,926)	4,708	(5,862)	(1,154)
Income from discontinued operations, net of income taxes	—	—	—	5,862	5,862
Net income (loss)	**$ 9,634**	**$ (4,926)**	**$ 4,708**	**$ —**	**$ 4,708**
Basic and diluted net income (loss) per common share:					
Income (loss) from continuing operations	$ 0.02	$ (0.01)	$ 0.01	$ (0.01)	$ (0.00)
Income from discontinued operations, net of income taxes	—	—	—	0.01	0.01
Net income (loss)	$ 0.02	$ (0.01)	$ 0.01	$ —	$ 0.01
Weighted-average shares used in basic net and diluted income (loss) per share calculations	485,576	485,576	485,576	485,576	485,576

* Includes the following amounts related to stock-based compensation expense (benefit) (excluding payroll taxes):

	As Previously Reported	Restatement Adjustments	As Restated
Cost of revenues*	$ 259	$(346)	$ (87)
Research and development*	1,095	(336)	759
Selling, general and administrative*	1,604	(163)	1,441

(1) Amounts have been adjusted to reflect the divestiture of the Company's Grenoble, France, subsidiary. Results from the Grenoble subsidiary are classified as Discontinued Operations. See Note 18 of Notes to Consolidated Financial Statements for further discussion.

(2) Restatement adjustments for stock-based compensation expense (benefit), relating to improper measurement dates, repricing errors, other stock option modifications and related payroll and income tax expense (benefit) impacts.

Consolidated Statement of Operations

Quarter Ended March 31, 2005 (In thousands, except per share data)	As Previously Reported	Restatement Adjustments(2)	As Restated	Discontinued Operations Adjustments(1)	As Restated and Adjusted for Discontinued Operations
Net revenues	**$419,777**	**$ —**	**$419,777**	**$(27,380)**	**$392,397**
Operating expenses					
Cost of revenues*	332,775	218	332,993	(21,070)	311,923
Research and development*	68,721	(477)	68,244	(2,400)	65,844
Selling, general and administrative*	52,316	(117)	52,199	(2,145)	50,054
Total operating expenses	**453,812**	**(376)**	**453,436**	**(25,615)**	**427,821**
Income (loss) from operations	**(34,035)**	**376**	**(33,659)**	**(1,765)**	**(35,424)**
Interest and other expenses, net	(3,923)	—	(3,923)	(95)	(4,018)
Income (loss) from continuing operations before income taxes	**(37,958)**	**376**	**(37,582)**	**(1,860)**	**(39,442)**
Benefit from (provision for) income taxes	(5,063)	(442)	(5,505)	531	(4,974)
Income (loss) from continuing operations	(43,021)	(66)	(43,087)	(1,329)	(44,416)
Income from discontinued operations, net of income taxes	—	—	—	1,329	1,329
Net income (loss)	**$(43,021)**	**$ (66)**	**$(43,087)**	**$ —**	**$(43,087)**
Basic and diluted net income (loss) per common share:					
Income (loss) from continuing operations	$ (0.09)	$ 0.00	$ (0.09)	$ (0.00)	$ (0.09)
Income from discontinued operations, net of income taxes	—	—	—	0.00	0.00
Net income (loss)	$ (0.09)	$ 0.00	$ (0.09)	$ —	$ (0.09)
Weighted-average shares used in basic and diluted net income (loss) per share calculations	479,609	479,609	479,609	479,609	479,609

* Includes the following amounts related to stock-based compensation (benefit) (excluding payroll taxes):

	As Previously Reported	Restatement Adjustments	As Restated
Cost of revenues*	$—	$ (38)	$ (38)
Research and development*	—	(493)	(493)
Selling, general and administrative*	—	(146)	(146)

(1) Amounts have been adjusted to reflect the divestiture of the Company's Grenoble, France, subsidiary. Results from the Grenoble subsidiary are classified as Discontinued Operations. See Note 18 of Notes to Consolidated Financial Statements for further discussion.

(2) Restatement adjustments for stock-based compensation expense (benefit), relating to improper measurement dates, repricing errors, other stock option modifications and related payroll and income tax expense (benefit) impacts.

Consolidated Statement of Operations

Quarter Ended June 30, 2005 (In thousands, except per share data)	As Previously Reported	Restatement Adjustments(2)	As Restated	Discontinued Operations Adjustments(1)	As Restated and Adjusted for Discontinued Operations
Net revenues	**$412,200**	**$ —**	**$412,200**	**$(29,755)**	**$382,445**
Operating expenses					
Cost of revenues*	319,420	(631)	318,789	(18,669)	300,120
Research and development*	71,561	(1,716)	69,845	(1,675)	68,170
Selling, general and administrative*	53,312	(956)	52,356	(2,135)	50,221
Total operating expenses	**444,293**	**(3,303)**	**440,990**	**(22,479)**	**418,511**
Income (loss) from operations	**(32,093)**	**3,303**	**(28,790)**	**(7,276)**	**(36,066)**
Legal awards and settlements	1,250	—	1,250	—	1,250
Interest and other expenses, net	(10,300)	—	(10,300)	(94)	(10,394)
Income (loss) from continuing operations before income taxes	**(41,143)**	**3,303**	**(37,840)**	**(7,370)**	**(45,210)**
Benefit from (provision for) income taxes	(1,437)	54	(1,383)	2,102	719
Income (loss) from continuing operations	(42,580)	3,357	(39,223)	(5,268)	(44,491)
Income from discontinued operations, net of income taxes	—	—	—	5,268	5,268
Net income (loss)	**$(42,580)**	**$ 3,357**	**$(39,223)**	**$ —**	**$(39,223)**
Basic and diluted net income (loss) per common share:					
Income (loss) from continuing operations	$ (0.09)	$ 0.01	$ (0.08)	$ (0.01)	$ (0.09)
Income from discontinued operations, net of income taxes	—	—	—	0.01	0.01
Net income (loss)	$ (0.09)	$ 0.01	$ (0.08)	$ —	$ (0.08)
Weighted-average shares used in basic and diluted net income (loss) per share calculations	480,793	480,793	480,793	480,793	480,793

* Includes the following amounts related to stock-based compensation expense (benefit) (excluding payroll taxes):

	As Previously Reported	Restatement Adjustments	As Restated
Cost of revenues*	$—	$ 65	$ 65
Research and development*	—	(250)	(250)
Selling, general and administrative*	—	(42)	(42)

(1) Amounts have been adjusted to reflect the divestiture of the Company's Grenoble, France, subsidiary. Results from the Grenoble subsidiary are classified as Discontinued Operations. See Note 18 of Notes to Consolidated Financial Statements for further discussion.

(2) Restatement adjustments for stock-based compensation expense (benefit), relating to improper measurement dates, repricing errors, other stock option modifications and related payroll and income tax expense (benefit) impacts.

Consolidated Statement of Operations

Quarter Ended September 30, 2005 (In thousands, except per share data)	As Previously Reported	Restatement Adjustments(2)	As Restated	Discontinued Operations Adjustments(1)	As Restated and Adjusted for Discontinued Operations
Net revenues	**$418,550**	**$ —**	**$418,550**	**$(26,518)**	**$392,032**
Operating expenses					
Cost of revenues*	301,759	237	301,996	(17,173)	284,823
Research and development*	69,655	61	69,716	(1,304)	68,412
Selling, general and administrative*	45,089	679	45,768	(1,539)	44,229
Restructuring charges	2,785	(189)	2,596	(144)	2,452
Total operating expenses	**419,288**	**788**	**420,076**	**(20,160)**	**399,916**
Income (loss) from operations	**(738)**	**(788)**	**(1,526)**	**(6,358)**	**(7,884)**
Interest and other expenses, net	(7,012)	—	(7,012)	(119)	(7,131)
Income (loss) from continuing operations before income taxes	**(7,750)**	**(788)**	**(8,538)**	**(6,477)**	**(15,015)**
Benefit from (provision for) income taxes	6,653	2,785	9,438	1,848	11,286
Income (loss) from continuing operations	(1,097)	1,997	900	(4,629)	(3,729)
Income from discontinued operations, net of income taxes	—	—	—	4,629	4,629
Net income (loss)	**$ (1,097)**	**$ 1,997**	**$ 900**	**$ —**	**$ 900**
Basic and diluted net income (loss) per common share:					
Income (loss) from continuing operations	$ (0.00)	$ 0.00	$ 0.00	$ (0.01)	$ (0.01)
Income from discontinued operations, net of income taxes	—	—	—	0.01	0.01
Net income (loss)	$ (0.00)	$ 0.00	$ 0.00	$ —	$ 0.00
Weighted-average shares used in basic and diluted net income (loss) per share calculations	482,440	482,440	482,440	482,440	482,440

* Includes the following amounts related to stock-based compensation expense (benefit) (excluding payroll taxes):

	As Previously Reported	Restatement Adjustments	As Restated
Cost of revenues*	$—	$(10)	$(10)
Research and development*	—	54	54
Selling, general and administrative*	—	476	476

(1) Amounts have been adjusted to reflect the divestiture of our Grenoble, France, subsidiary. Results from the Grenoble subsidiary are classified as Discontinued Operations. See Note 18 of Notes to Consolidated Financial Statements for further discussion.

(2) Restatement adjustments for stock-based compensation expense (benefit), relating to improper measurement dates, repricing errors, other stock option modifications and related payroll and income tax expense (benefit) impacts.

Consolidated Statement of Operations

Quarter Ended December 31, 2005	As Previously Reported	Restatement Adjustments(2)	As Restated	Discontinued Operations Adjustments(1)	As Restated and Adjusted for Discontinued Operations
(In thousands, except per share data)					
Net revenues	**$425,188**	**$ —**	**$425,188**	**$ (30,955)**	**$394,233**
Operating expenses.					
Cost of revenues*	288,016	520	288,536	(20,064)	268,472
Research and development*	66,671	1,062	67,733	(1,995)	65,738
Selling, general and administrative*	41,610	651	42,261	(1,889)	40,372
Asset impairment charges	12,757	—	12,757	—	12,757
Restructuring and other charges and loss on sale	15,424	—	15,424	(194)	15,230
Total operating expenses	**424,478**	**2,233**	**426,711**	**(24,142)**	**402,569**
Income (loss) from operations	710	(2,233)	(1,523)	(6,813)	(8,336)
Legal awards and settlements	43,119	—	43,119	—	43,119
Interest and other expenses, net	2,434	10	2,444	(250)	2,194
Income (loss) from continuing operations before income taxes	**46,263**	**(2,223)**	**44,040**	**(7,063)**	**36,977**
Benefit from (provision for) income taxes	7,537	(3,518)	4,019	2,013	6,032
Income (loss) from continuing operations	53,800	(5,741)	48,059	(5,050)	43,009
Income from discontinued operations, net of income taxes	—	—	—	5,050	5,050
Net income (loss)	**$ 53,800**	**$ (5,741)**	**$ 48,059**	**$ —**	**$ 48,059**
Basic net income (loss) per common share:					
Income (loss) from continuing operations	$ 0.11	$ (0.01)	$ 0.10	$ (0.01)	$ 0.09
Income from discontinued operations, net of income taxes	—	—	—	0.01	0.01
Net income (loss)	$ 0.11	$ (0.01)	$ 0.10	$ —	$ 0.10
Weighted-average shares used in basic net income (loss) per share calculations	483,297	483,297	483,297	483,297	483,297
Diluted net income (loss) per common share:					
Income (loss) from continuing operations	$ 0.11	$ (0.01)	$ 0.10	$ (0.01)	$ 0.09
Income from discontinued operations, net of income taxes	—	—	—	0.01	0.01
Net income (loss)	$ 0.11	$ (0.01)	$ 0.10	$ —	$ 0.10
Weighted-average shares used in diluted net income (loss) per share calculations	484,967	484,967	484,967	484,967	484,967

* Includes the following amounts related to stock-based compensation expense (benefit) (excluding payroll taxes):

	As Previously Reported	Restatement Adjustments	As Restated
Cost of revenues*	$ —	$ 255	$ 255
Research and development*	—	1,062	1,062
Selling, general and administrative*	289	628	917

(1) Amounts have been adjusted to reflect the divestiture of our Grenoble, France, subsidiary. Results from the Grenoble subsidiary are classified as Discontinued Operations. See Note 18 of Notes to Consolidated Financial Statements for further discussion.

(2) Restatement adjustments for stock-based compensation expense (benefit), relating to improper measurement dates, repricing errors, other stock option modifications and related payroll and income tax expense (benefit) impacts.

Consolidated Balance Sheet

March 31, 2006 (In thousands, except per share data)	As Previously Reported	Restatement Adjustments(2)	As Restated	Discontinued Operations Adjustments(1)	As Restated and Adjusted for Discontinued Operations
ASSETS					
Current assets					
Cash and cash equivalents	$ 343,400	$ —	$ 343,400	$ —	$ 343,400
Short-term investments	54,774	—	54,774	—	54,774
Accounts receivable, net of allowance for doubtful accounts	253,261	—	253,261	(248)	253,013
Inventories	317,126	438	317,564	(24,010)	293,554
Current assets of discontinued operations	—	—	—	32,142	32,142
Other current assets	93,654	1,828	95,482	(7,884)	87,598
Total current assets	**1,062,215**	**2,266**	**1,064,481**	**—**	**1,064,481**
Fixed assets, net	862,427	—	862,427	(15,786)	846,641
Non-current assets of discontinued operations	—	—	—	15,786	15,786
Intangible and other assets	36,533	4,763	41,296	—	41,296
Total assets	**$1,961,175**	**$ 7,029**	**$1,968,204**	**$ —**	**$1,968,204**
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Current portion of long-term debt	$ 104,783	$ —	$ 104,783	$ —	$ 104,783
Convertible notes	144,085	—	144,085	—	144,085
Trade accounts payable	150,009	—	150,009	(17,247)	132,762
Accrued and other liabilities	207,512	14,671	222,183	(27,936)	194,247
Current liabilities of discontinued operations	—	—	—	45,183	45,183
Deferred income on shipments to distributors	19,643	—	19,643	—	19,643
Total current liabilities	**626,032**	**14,671**	**640,703**	**—**	**640,703**
Long-term debt less current portion	116,873	—	116,873	—	116,873
Convertible notes less current portion	299	—	299	—	299
Non-current liabilities of discontinued operations	—	—	—	4,634	4,634
Other long-term liabilities	236,838	700	237,538	(4,634)	232,904
Total liabilities	**980,042**	**15,371**	**995,413**	**—**	**995,413**
Commitments and contingencies (Note 11)					
Stockholders' equity					
Common stock; par value $0.001; Authorized: 1,600,000 shares; Shares issued and outstanding: 486,498 at March 31, 2006	486	—	486	—	486
Additional paid-in capital	1,302,754	103,402	1,406,156	—	1,406,156
Accumulated other comprehensive income	160,282	(12,355)	147,927	—	147,927
Accumulated deficit	(482,389)	(99,389)	(581,778)	—	(581,778)
Total stockholders' equity	**981,133**	**(8,342)**	**972,791**	**—**	**972,791**
Total liabilities and stockholders' equity	**$1,961,175**	**$ 7,029**	**$1,968,204**	**$ —**	**$1,968,204**

(1) Amounts have been adjusted to reflect the divestiture of our Grenoble, France, subsidiary. Assets and liabilities of the Grenoble subsidiary are reclassified as assets and liabilities of discontinued operations. See Note 18 of Notes to Consolidated Financial Statements for further discussion.

(2) Restatement adjustments for stock-based compensation expenses, relating to improper measurement dates, repricing errors, other stock option modifications and related payroll and income tax expense (benefit) impacts.

Consolidated Balance Sheet

March 31, 2005 (In thousands, except per share data)	As Previously Reported	Restatement Adjustments(2)	As Restated	Discontinued Operations Adjustments(1)	As Restated and Adjusted for Discontinued Operations
ASSETS					
Current assets					
Cash and cash equivalents	$ 322,847	$ —	$ 322,847	$ —	$ 322,847
Short-term investments	48,298	—	48,298	—	48,298
Accounts receivable, net of allowance for doubtful accounts	242,966	—	242,966	(32)	242,934
Inventories	334,155	—	334,155	(24,578)	309,577
Current assets of discontinued operations	—	—	—	30,914	30,914
Other current assets	96,175	7,712	103,887	(6,304)	97,583
Total current assets	**1,044,441**	**7,712**	**1,052,153**	**—**	**1,052,153**
Fixed assets, net	1,134,065	—	1,134,065	(17,345)	1,116,720
Non-current assets of discontinued operations	—	—	—	17,345	17,345
Intangible and other assets	44,771	—	44,771	—	44,771
Total assets	**$2,223,277**	**$ 7,712**	**$2,230,989**	**$ —**	**$2,230,989**
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Current portion of long-term debt	$ 136,937	$ —	$ 136,937	$ —	$ 136,937
Trade accounts payable	198,976	—	198,976	(19,018)	179,958
Accrued and other liabilities	245,147	11,783	256,930	(20,215)	236,715
Current liabilities of discontinued operations	—	—	—	39,233	39,233
Deferred income on shipments to distributors	16,850	—	16,850	—	16,850
Total current liabilities	**597,910**	**11,783**	**609,693**	**—**	**609,693**
Long-term debt less current portion	124,194	—	124,194	—	124,194
Convertible notes less current portion	216,176	—	216,176	—	216,176
Non-current liabilities of discontinued operations	—	—	—	4,755	4,755
Other long-term liabilities	267,151	700	267,851	(4,755)	263,096
Total liabilities	**1,205,431**	**12,483**	**1,217,914**	**—**	**1,217,914**
Commitments and contingencies (Note 11)					
Stockholders' equity					
Common stock; par value $0.001; Authorized: 1,600,000 shares; Shares issued and outstanding: 480,401 at March 31, 2005	480	—	480	—	480
Additional paid-in capital	1,287,452	106,334	1,393,786	—	1,393,786
Unearned stock-based compensation	—	(4,673)	(4,673)	—	(4,673)
Accumulated other comprehensive income	232,061	(12,357)	219,704	—	219,704
Accumulated deficit	(502,147)	(94,075)	(596,222)	—	(596,222)
Total stockholders' equity	**1,017,846**	**(4,771)**	**1,013,075**	**—**	**1,013,075**
Total liabilities and stockholders' equity	**$2,223,277**	**$ 7,712**	**$2,230,989**	**$ —**	**$2,230,989**

(1) Amounts have been adjusted to reflect the divestiture of our Grenoble, France, subsidiary. Assets and liabilities of the Grenoble subsidiary are reclassified as assets and liabilities of discontinued operations. See Note 18 of Notes to Consolidated Financial Statements for further discussion.

(2) Restatement adjustments for stock-based compensation expenses, relating to improper measurement dates, repricing errors, other stock option modifications and related payroll and income tax expense (benefit) impacts.

Consolidated Balance Sheet

June 30, 2005 (In thousands, except per share data)	As Previously Reported	Restatement Adjustments(2)	As Restated	Discontinued Operations Adjustments(1)	As Restated and Adjusted for Discontinued Operations
ASSETS					
Current assets					
Cash and cash equivalents	$ 303,148	$ —	$ 303,148	$ —	$ 303,148
Short-term investments	45,621	—	45,621	—	45,621
Accounts receivable, net of allowance for doubtful accounts	231,737	—	231,737	(32)	231,705
Inventories	320,326	—	320,326	(21,617)	298,709
Current assets of discontinued operations	—	—	—	27,234	27,234
Other current assets	81,603	7,712	89,315	(5,585)	83,730
Total current assets	**982,435**	**7,712**	**990,147**	**—**	**990,147**
Fixed assets, net	1,025,342	—	1,025,342	(15,439)	1,009,903
Non-current assets of discontinued operations	—	—	—	15,439	15,439
Intangible and other assets	43,509	—	43,509	—	43,509
Total assets	**$2,051,286**	**$ 7,712**	**$2,058,998**	**$ —**	**$2,058,998**
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Current portion of long-term debt	$ 133,564	$ —	$ 133,564	$ —	$ 133,564
Convertible notes	218,437	—	218,437	—	218,437
Trade accounts payable	164,192	—	164,192	(14,532)	149,660
Accrued and other liabilities	216,913	8,651	225,564	(18,174)	207,390
Current liabilities of discontinued operations	—	—	—	32,706	32,706
Deferred income on shipments to distributors	16,060	—	16,060	—	16,060
Total current liabilities	**749,166**	**8,651**	**757,817**	**—**	**757,817**
Long-term debt less current portion	159,517	—	159,517	—	159,517
Convertible notes less current portion	287	—	287	—	287
Non-current liabilities of discontinued operations	—	—	—	4,462	4,462
Other long-term liabilities	255,687	700	256,387	(4,462)	251,925
Total liabilities	**1,164,657**	**9,351**	**1,174,008**	**—**	**1,174,008**
Commitments and contingencies (Note 11)					
Stockholders' equity					
Common stock; par value $0.001; Authorized: 1,600,000 shares; Shares issued and outstanding: 480,984 at June 30, 2005	480	—	480	—	480
Additional paid-in capital	1,288,611	105,659	1,394,270	—	1,394,270
Unearned stock-based compensation	—	(4,223)	(4,223)	—	(4,223)
Accumulated other comprehensive income	142,265	(12,357)	129,908	—	129,908
Accumulated deficit	(544,727)	(90,718)	(635,445)	—	(635,445)
Total stockholders' equity	**886,629**	**(1,639)**	**884,990**	**—**	**884,990**
Total liabilities and stockholders' equity	**$2,051,286**	**$ 7,712**	**$2,058,998**	**$ —**	**$2,058,998**

(1) Amounts have been adjusted to reflect the divestiture of our Grenoble, France, subsidiary. Assets and liabilities of the Grenoble subsidiary are reclassified as assets and liabilities of discontinued operations. See Note 18 of Notes to Consolidated Financial Statements for further discussion.

(2) Restatement adjustments for stock-based compensation expenses, relating to improper measurement dates, repricing errors, other stock option modifications and related payroll and income tax expense (benefit) impacts.

Consolidated Balance Sheet

September 30, 2005 (In thousands, except per share data)	As Previously Reported	Restatement Adjustments(2)	As Restated	Discontinued Operations Adjustments(1)	As Restated and Adjusted for Discontinued Operations
ASSETS					
Current assets					
Cash and cash equivalents	$ 282,388	$ —	$ 282,388	$ —	$ 282,388
Short-term investments	52,569	—	52,569	—	52,569
Accounts receivable, net of allowance for doubtful accounts	236,194	—	236,194	(365)	235,829
Inventories	313,087	—	313,087	(21,628)	291,459
Current assets of discontinued operations	—	—	—	27,691	27,691
Other current assets	98,117	7,712	105,829	(5,698)	100,131
Total current assets	**982,355**	**7,712**	**990,067**	**—**	**990,067**
Fixed assets, net	969,353	—	969,353	(17,641)	951,712
Non-current assets of discontinued operations	—	—	—	17,641	17,641
Intangible and other assets	39,638	—	39,638	—	39,638
Total assets	**$1,991,346**	**$ 7,712**	**$1,999,058**	**$ —**	**$1,999,058**
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Current portion of long-term debt	$ 126,679	$ —	$ 126,679	$ —	$ 126,679
Convertible notes	221,021	—	221,021	—	221,021
Trade accounts payable	127,930	—	127,930	(17,454)	110,476
Accrued and other liabilities	197,497	6,134	203,631	(20,236)	183,395
Current liabilities of discontinued operations	—	—	—	37,690	37,690
Deferred income on shipments to distributors	15,655	—	15,655	—	15,655
Total current liabilities	**688,782**	**6,134**	**694,916**	**—**	**694,916**
Long-term debt less current portion	151,186	—	151,186	—	151,186
Convertible notes less current portion	291	—	291	—	291
Non-current liabilities of discontinued operations	—	—	—	4,503	4,503
Other long-term liabilities	256,161	700	256,861	(4,503)	252,358
Total liabilities	**1,096,420**	**6,834**	**1,103,254**	**—**	**1,103,254**
Commitments and contingencies (Note 11)					
Stockholders' equity					
Common stock; par value $0.001; Authorized: 1,600,000 shares; Shares issued and outstanding: 483,189 at September 30, 2005	483	—	483	—	483
Additional paid-in capital	1,292,762	105,720	1,398,482	—	1,398,482
Unearned stock-based compensation	—	(3,764)	(3,764)	—	(3,764)
Accumulated other comprehensive income	147,505	(12,357)	135,148	—	135,148
Accumulated deficit	(545,824)	(88,721)	(634,545)	—	(634,545)
Total stockholders' equity	**894,926**	**878**	**895,804**	**—**	**895,804**
Total liabilities and stockholders' equity	**$1,991,346**	**$ 7,712**	**$1,999,058**	**$ —**	**$1,999,058**

(1) Amounts have been adjusted to reflect the divestiture of our Grenoble, France, subsidiary. Assets and liabilities of the Grenoble subsidiary are reclassified as assets and liabilities of discontinued operations. See Note 18 of Notes to Consolidated Financial Statements for further discussion.

(2) Restatement adjustments for stock-based compensation expenses, relating to improper measurement dates, repricing errors, other stock option modifications and related payroll and income tax expense (benefit) impacts.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Audit Committee Investigation of Historical Stock Option Practices

In early July 2006, the Company began a voluntary internal review of its historical stock option granting practices. Following a review of preliminary findings, the Company announced on July 25, 2006, that the Audit Committee of the Company's Board of Directors had initiated an independent investigation regarding the timing of the Company's past stock option grants and other related issues. The Audit Committee, with the assistance of independent legal counsel and forensic accountants, determined that the actual measurement dates used for financial accounting purposes for certain stock option grants differed from the recorded measurement dates for such stock option grants.

The investigation covered 110 stock option grants to approximately 4,250 recipients for all grant dates during the period from January 1, 1997 through August 3, 2006. The Audit Committee extended the scope of the original review by having the Company conduct an analysis of 92 additional stock option grants during the period from March 19, 1991, the date of the Company's initial public offering, to December 31, 1996. In connection with the investigation, independent legal counsel and the forensic accountants analyzed more than 1,000,000 pages of hard copy documents, over 600,000 electronic documents, and conducted interviews of 63 current and former directors, officers, and employees.

Results of Audit Committee Investigation

The Audit Committee's investigation was completed in April 2007. Based on the investigation, the Audit Committee concluded that:

(1) Certain stock option grants were priced retroactively,

(2) These stock option grants had incorrect measurement dates for financial accounting purposes and were not accounted for correctly in the Company's previously issued financial statements,

(3) During 1998, in two separate repricing programs, employees were allowed to elect stock options to be repriced after the stated repricing deadlines had expired,

(4) There was evidence that the October 1998 repricing offer was not communicated to employees until after the October 12, 1998 deadline to accept the repricing offer,

(5) Certain employees were allowed to record stock option exercises on dates other than the actual transaction date, thereby potentially reducing the taxable gain to the employee and reducing the tax deduction available to the Company,

(6) Stock option cancellation dates were changed to allow certain employees to both continue vesting and exercise stock options beyond the standard 30-day period following termination from the Company,

(7) All of the above actions were taken without required approvals, including approval by the Board of Directors, or the Compensation Committee of the Board of Directors, and

(8) Atmel's internal controls relating to the stock option granting process were inadequate, and there was an inadequate and inconsistent procedure at the Company for processing stock option grants.

As a result of the findings of the Audit Committee's investigation, the Company determined that material stock-based compensation adjustments were required due to measurement date errors resulting from retroactive pricing of stock options for the period beginning in April 1993 and continuing through January 2004. The Audit Committee found that such retroactive pricing was intentional and violated the terms of the Company's stock option plans. The Audit Committee found that, after January 2004, the Company improved stock option granting processes, and since that time, has granted stock options in accordance with the Company's stock option plans

and approval procedures. The Company did not identify any material stock-based compensation adjustments that were required for periods after January 2004.

The Company determined that the measurement date and other errors identified in the investigation involved the falsification of the Company's records, resulting in false information and representations provided to the Company's independent registered public accounting firm and erroneous financial statements previously filed with the SEC.

Restatement and Impact on Consolidated Financial Statements

As a result of the measurement date and other errors identified in the Audit Committee's investigation and subsequent management review, the Company recorded aggregate non-cash stock-based compensation expenses for the period from 1993 through 2005 of approximately $116 million, plus associated payroll tax expense of $2 million, less related income tax benefit of $12 million, for total stock compensation expense, net of income tax of $106 million. As part of the restatement of the consolidated financial statements, the Company also recorded additional non-cash adjustments that were previously identified and considered to be immaterial. The cumulative after-tax benefit from the recording of these adjustments was $11 million for the period from 1993 through 2005. These adjustments related primarily to the timing of revenue recognition and related reserves, recognition of grant benefits, accruals for and other litigation expenses, reversal of income tax expense related to unrealized foreign exchange translation gains, and asset impairment charges. The total impact of all restatement adjustments resulted in net expenses of $94 million. These expenses have the net effect of decreasing net income or increasing net loss and decreasing retained earnings or increasing accumulated deficit previously reported in the Company's historical financial statements.

Evaluation of Effectiveness of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, under the supervision of our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures, as such terms are defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities and Exchange Act of 1934 ("Disclosure Controls"). Based on this evaluation our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K to ensure that information we are required to disclose in reports that we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006. This evaluation was based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment using the criteria in *Internal Control — Integrated Framework*, we concluded that our internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which appears in Item 8 of this Annual Report on Form 10-K.

Management's Consideration of the Restatement

In coming to the conclusion that our disclosure controls and procedures and our internal control over financial reporting were effective as of December 31, 2006, management considered, among other things, the control deficiencies related to accounting for stock-based compensation and management integrity with respect to the stock option process, which resulted in the need to restate our previously issued financial statements as disclosed in Note 2, "Restatements of Consolidated Financial Statements," to the accompanying Consolidated Financial Statements included in Item 8 of this Form 10-K. Management has concluded that the control deficiencies that resulted in the restatement of the previously issued financial statements did not constitute material weaknesses as of December 31, 2006 as management concluded that there were effective controls designed and in place to prevent or detect a material misstatement and therefore the likelihood of stock-based compensation expense, unearned stock-based compensation and deferred tax assets being materially misstated is remote.

Limitations on the Effectiveness of Controls

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company's Disclosure Controls or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Changes in Internal Control over Financial Reporting

There were changes in our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. These changes included the implementation of improvements to stock option grant controls and procedures.

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE MATTERS*

Except as set forth below, information required by this Item regarding directors, Section 16 filings and the Registrant's Audit Committee is set forth under the captions "Background on Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Board Meetings and Committees — Audit Committee" in the Registrant's definitive proxy statement for the Special Meeting of Stockholders held on May 18, 2007 (the "Special Meeting Proxy Statement"), and is incorporated herein by reference. Information regarding the Registrant's executive officers is set forth at the end of Part I of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant."

Code of Ethics/Standards of Business Conduct

It is our policy to conduct our operations in compliance with all applicable laws and regulations and to operate our business under the fundamental principles of honesty, integrity and ethical behavior. This policy can be found in our Standards of Business Conduct, which is applicable to all of our directors, officers and employees, and which complies with the SEC's requirements and with NASDAQ's listing standards.

Our Standards of Business Conduct are designed to promote honest and ethical conduct, the compliance with all applicable laws, rules and regulations and to deter wrongdoing. Our Standards of Business Conduct are also

aimed at ensuring that information we provide to the public (including our filings with and submissions to the SEC) is accurate, complete, fair, relevant, timely and understandable. A copy of our Standards of Business Conduct can be accessed on our web site at www.atmel.com/ir/governance.asp. We intend to disclose future amendments to certain provisions of our Standards of Business Conduct, or waivers of such provisions granted to directors and executive officers, on our web site in accordance with applicable SEC and NASDAQ requirements.

ITEM 11. *EXECUTIVE COMPENSATION*

Information required by this Item regarding compensation of the Registrant's directors and executive officers is set forth under the captions "Executive Compensation," "Executive Compensation — Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in the Special Meeting Proxy Statement and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information required by this Item regarding beneficial ownership of the Registrant's Common Stock by certain beneficial owners and management of Registrant, as well as equity compensation plans, is set forth under the captions "Security Ownership" and "Executive Compensation — Equity Compensation Plan Information" in the Special Meeting Proxy Statement and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

Information required by this Item regarding certain relationships and related transactions with management and director independence is set forth under the caption "Certain Relationships and Related Transactions" and "Independence of Directors" in the Special Meeting Proxy Statement and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Accounting Fees

The following table sets forth the fees billed for services rendered by PricewaterhouseCoopers LLP for each of our last two fiscal years.

	2006	2005
Audit fees(1)	$8,993,000	$5,437,000
Audit-related fees	—	—
Tax fees(2)	62,500	104,000
All other fees	—	—
Total	$9,055,500	$5,541,000

(1) Audit fees represent fees for professional services provided in connection with the audit of our financial statements and of our internal control over financial reporting and the review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings. Audit fees for fiscal 2006 also include approximately $3.6 million of fees relating to the restatement of our historical financial statements as a result of the findings of the Audit Committee investigation of our historical stock option grant process as discussed in Note 2, "Restatement of Consolidated Financial Statements" to Consolidated Financial Statements in this Form 10-K.

(2) Tax fees consisted of fees for international tax planning services and other tax compliance advice.

Audit Committee Pre-Approval Policy

Section 10A(i)(1) of the Exchange Act and related SEC rules require that all auditing and permissible non-audit services to be performed by a company's principal accountants be approved in advance by the Audit

Committee of the Board of Directors, subject to a de minimus exception set forth in the SEC rules (the De Minimus Exception). Pursuant to Section 10A(i)(3) of the Exchange Act and related SEC rules, the Audit Committee has established procedures by which the Chairperson of the Audit Committee may pre-approve such services provided the pre-approval is detailed as to the particular service or category of services to be rendered and the Chairperson reports the details of the services to the full Audit Committee at its next regularly scheduled meeting. None of the audit-related or non-audit services described above were performed pursuant to the De Minimus Exception during the periods in which the pre-approval requirement has been in effect.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

1. *Financial Statements.* See Index to Consolidated Financial Statements under Item 8 of this Annual Report on Form 10-K.

2. *Financial Statement Schedules.* See Index to Consolidated Financial Statements under Item 8 of this Annual Report on Form 10-K.

3. *Exhibits.* The following Exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

3.1	Restated Certificate of Incorporation of Registrant (which is incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, Commission File No. 0-19032).
3.2	Amended and Restated Bylaws of Registrant (which is incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on March 28, 2007).
3.3	Certificate of Determination of Rights, Preferences and Privileges of Series A Preferred Stock (which is incorporated herein by reference to Exhibit A of Exhibit 1 to the Registrant's Registration Statement on Form 8-A/12G/A (File No. 000-19032) filed on December 6, 1999).
4.1	Amended and Restated Preferred Shares Rights Agreement dated as of October 18, 1999, between Atmel Corporation and BankBoston, N.A., a national banking association, including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights (which is incorporated herein by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A/12G/A (File No. 000-19032) filed on December 6, 1999).
10.1+	1986 Incentive Stock Option Plan, as amended, and forms of stock option agreements thereunder (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (File No. 33-38882) declared effective on March 19, 1991).
10.2+	1991 Employee Stock Purchase Plan, as amended (which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, Commission File No. 0-19032).
10.3+	Form of Indemnification Agreement between Registrant and its officers and directors (which is incorporated herein by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, Commission File No. 0-19032).
10.4+	2005 Stock Plan and forms of agreements thereunder (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on May 16, 2005).
10.5+	Employment Agreement dated as of August 6, 2006 between Registrant and Steven Laub (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on March 19, 2007).
10.6+	Amendment to the Employment Agreement dated as of March 13, 2007 between Registrant and Steven Laub (which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on March 19, 2007).

10.7	Facility Agreement, dated as of March 15, 2006, by and among the Registrant, Atmel Sarl, Atmel Switzerland Sarl, the financial institutions listed therein, and Bank of America, N.A., as facility agent and security agent (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on March 21, 2006).
10.8	Share Purchase Agreement, dated as of July 12, 2006, between e2v technologies SAS and Atmel Paris SAS (which is incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on July 13, 2006).
10.9+	Stock Option Fixed Exercise Date Form (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on January 8, 2007).
21.1	Subsidiaries of Registrant.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included on the signature pages hereof).
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).
31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).
31.3	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).
31.4	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Indicates management compensatory plan, contract or arrangement.

(b) Exhibits. See Item 15(a)(3) above.

(c) Financial Statement Schedules. See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ATMEL CORPORATION

By: /s/ Steven Laub

Steven Laub
President and Chief Executive Officer

June 8, 2007

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven Laub and Robert Avery, and each of them, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on June 8, 2007 on behalf of the Registrant and in the capacities indicated:

Signature	Title
/s/ (Steven Laub) (Steven Laub)	President, Chief Executive Officer and Director *(principal executive officer)*
/s/ (Robert Avery) (Robert Avery)	Vice President Finance and Chief Financial Officer *(principal financial and accounting officer)*
/s/ (Tsung-Ching Wu) (Tsung-Ching Wu)	Director
/s/ (T. Peter Thomas) (T. Peter Thomas)	Director
/s/ (Pierre Fougere) (Pierre Fougere)	Director
/s/ (Dr. Chaiho Kim) (Dr. Chaiho Kim)	Director
/s/ (David Sugishita) (David Sugishita)	Director

EXHIBIT INDEX

3.1 Restated Certificate of Incorporation of Registrant (which is incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, Commission File No. 0-19032).

3.2 Amended and Restated Bylaws of Registrant (which is incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on March 28, 2007).

3.3 Certificate of Determination of Rights, Preferences and Privileges of Series A Preferred Stock (which is incorporated herein by reference to Exhibit A of Exhibit 1 to the Registrant's Registration Statement on Form 8-A/12G/A (File No. 000-19032) filed on December 6, 1999).

4.1 Amended and Restated Preferred Shares Rights Agreement dated as of October 18, 1999, between Atmel Corporation and BankBoston, N.A., a national banking association, including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights (which is incorporated herein by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A/12G/A (File No. 000-19032) filed on December 6, 1999).

10.1+ 1986 Incentive Stock Option Plan, as amended, and forms of stock option agreements thereunder (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (File No. 33-38882) declared effective on March 19, 1991).

10.2+ 1991 Employee Stock Purchase Plan, as amended (which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, Commission File No. 0-19032).

10.3+ Form of Indemnification Agreement between Registrant and its officers and directors (which is incorporated herein by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, Commission File No. 0-19032).

10.4+ 2005 Stock Plan and forms of agreements thereunder (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on May 16, 2005).

10.5+ Employment Agreement dated as of August 6, 2006 between Registrant and Steven Laub (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on March 19, 2007).

10.6+ Amendment to Employment Agreement dated as of March 13, 2007 between Registrant and Steven Laub (which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on March 19, 2007).

10.7 Facility Agreement, dated as of March 15, 2006, by and among the Registrant, Atmel Sarl, Atmel Switzerland Sarl, the financial institutions listed therein, and Bank of America, N.A., as facility agent and security agent (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on March 21, 2006).

10.8 Share Purchase Agreement, dated as of July 12, 2006, between e2v technologies SAS and Atmel Paris SAS (which is incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on July 13, 2006).

10.9+ Stock Option Fixed Exercise Date Form (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on January 8, 2007).

21.1 Subsidiaries of Registrant.

23.1 Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

24.1 Power of Attorney (included on the signature pages hereof)

31.1 Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).

31.2 Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).

31.3 Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).

31.4 Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Indicates management compensatory plan, contract or arrangement.

PERFORMANCE GRAPH

The following graph shows a comparison of cumulative total stockholder return, calculated on a dividend reinvested basis, for Atmel Corporation, the S&P 500 Index and the S&P 500 Information Technology Index. The graph assumes that $100 was invested in Atmel's common stock, the S&P 500 Index and the S&P 500 Information Technology Index from the date of December 31, 2001 through the 2006 year end. Historic stock price performance is not necessarily indicative of future stock price performance.


Comparison of Cumulative Five Year Total Return
$150
$100
$50
$0
Dec01
Dec02
Dec03
Dec04
Dec05
Dec06
Atmel Corporation
S&P 500 Index
S&P 500 Information Technology Index

ATMEL

END